SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 14, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

**Companhia Paranaense de Energia**

Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20

Publicly-Held Company - CVM 1431-1

www.copel.com copel@copel.com

Rua José Izidoro Biazetto, 158, Mossunguê - Curitiba - PR

ZIP 81.200-240

# MANAGEMENT'S REPORT AND FINANCIAL STATEMENTS

## 2024

Docusign Envelope ID: E965A952-DC7E-443B-8A43-FF6AAAEF9D3B

COPEL
Companhia Paranaense de Energia

# SUMÁRIO

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

Publicly Held Company- CVM 1431-1

www.copel.com copel@copel.com

Rua José Izidoro Biazetto, 158, Mossunguê - Curitiba - PR

CEP 81.200-240

# MANAGEMENT'S REPORT

2024

## MESSAGE FROM THE CEO

The year 2024 marked the first year in which Copel operated entirely as a corporation. In a period characterized by a strong work pace, notable advancements were achieved, demonstrating our execution capacity and consistency in deliveries.

As a landmark in our organizational culture and excellence at all levels, we approved the Long-Term Incentive Plan at the beginning of the year. We believe this plan has become an essential mechanism for attracting and retaining talent, reaffirming our commitment to creating sustainable value for our stakeholders.

Other fundamental steps characterized the year 2024. We reaffirmed our commitment to the sustainability and longevity of our energy generation business by renewing the concessions of the Company's three largest plants for 30 years: UHE Governador Bento Munhoz da Rocha Netto (Foz do Areia), UHE Governador Ney Aminthas de Barros Braga (Segredo), and UHE Governador José Richa (Salto Caxias). This achievement ensures the operation of 64% of our current installed capacity until 2054.

In line with our strategic guideline of focusing on our core business and the decarbonization of our portfolio, we executed strategic divestments. In addition to generating value for our shareholders, this action consolidates our operational matrix as 100% renewable. Notable transactions included the sale of Compagas, with an Equity Value of R$ 906.0 million, and UEGA, valued at R$ 290.7 million, along with the sale of non-operational assets related to Copel GeT's concessions, totaling R$ 286.0 million.

However, we did not stop there. We optimized and recycled part of our asset and equity portfolio through more efficient capital allocation and the operational efficiency of the Company. We executed an asset swap that involved the consolidation of the Mata de Santa Genebra transmission line and UHE Mauá, which became 100% owned by Copel Geração e Transmissão. Additionally, the transfer of UHE Colíder to Eletrobrás took place. This operation brings synergy through the simplification of the previously shared operational and administrative structure and will allow Copel to offset approximately R$ 170 million in tax losses related to the impairment of Colíder immediately after closing. Furthermore, we divested from 13 small-scale assets, totaling R$ 450.5 million. At the beginning of 2025, in line with this reassessment of assets and minority interests, we explored another opportunity that adds value and simplifies the operational and administrative structure by divesting our 30% stake in UHE Baixo Iguaçu for an equity value of R$ 570 million.

In our ongoing pursuit of optimizing capital allocation and generating value for shareholders, we launched Copel's first Share Repurchase Program, effective until 2026, seizing a strategic moment in the market.

In 2024, we made historic investments in Copel Distribuição, totaling R$ 2.2 billion for the modernization, expansion, and automation of the electrical infrastructure in our concession area in the state of Paraná. We achieved an EBITDA efficiency that exceeded regulatory expectations by 40%, resulting in a historic adjusted value of R$ 2.5 billion.

Even in a challenging environment, Copel GeT maintained solid financial performance, achieving a recurring EBITDA of R$ 2.6 billion. Copel Mercado Livre remained among the largest traders in the country for the fourth consecutive year and, in an agile and dynamic manner, captured favorable market moments caused by price volatility to increase the level of contracted energy in our portfolio.

In 2024, Copel reaffirmed its financial solidity, reflected in the distribution of dividends, with R$ 1.7 billion paid to shareholders in 2024, in addition to a proposed payment of R$ 1.3 billion for 2025, still related to the fiscal year of 2024.

For the first time, we adopted the Zero-based budgeting (ZBB) methodology in the Company's budgeting process, marking another important step in our commitment to efficiency and financial discipline. As a result, Copel is finalizing the phase of structural efficiency. This is the first of three phases planned for the post-Corporation period. We have already initiated the second phase, focused on operational excellence.

As we celebrate 70 years of history, Copel reaffirms its position as a benchmark in efficiency, innovation, and discipline in capital allocation. With a highly qualified team and committed management, we remain steadfast in our purpose of providing excellent services while maintaining a strategic outlook for the future and consolidating our leadership in the Brazilian electric sector.

Daniel Pimentel Slaviero

Copel CEO

## 1. ORGANIZATIONAL PROFILE

Copel was created in October 1954 and operates with state-of-the-art technology in the areas of generation, transmission, commercialization and distribution of energy. It operates a comprehensive and effective electrical system with its own generating plants, transmission lines, substations, electrical lines and grids of the distribution system.

On August 11, 2023, Copel was transformed into a company with dispersed capital and without a controlling shareholder ("Corporation") through a public offering of shares.

Although the Company is headquartered in Curitiba, Copel is present in 10 other Brazilian states as follows:


Hydroelectric power plant
Wind energy plant
Transmission line
Substation
Distribution line

- **Participation in the Market**

| Principais produtos (%) | Brasil | Região Sul | Paraná |
|---|---|---|---|
| Electricity generation (1) | [2]3,0 | [3]9,7 | [3]47,4 |
| Electricity transmission (4) | 3,3 | 12,6 | 24,7 |
| Electricity distribution (5) | 6,5 | 35,2 | 97,4 |
| Electricity commercialization (8) | 1,6 | — | — |

(1) Installed capacity of Copel Geração e Transmissão consolidated. Reference nov/24, according to the latest data available at CCEE

(2) Considering only the portion belonging to Brazil of the Itaipu Power Plant

(3) The Itaipu Power Plant is not considered in the South region

(4) The market refers to Permitted Annual Revenues - RAP

(5) Distribution wire market

(6) For Brazil and South region, calculation of Monthly Electricity Consumption of the Empresa de Pesquisa Energética - EPE

(7) Estimated data for Paraná

(8) Compared to other energy traders. Due to the nature of the activity, measured only at the national level. Reference date of December/2024, according to the latest data available by Câmara de Comercialização de Energia Elétrica - CCEE

- **Organizational structure on December 31, 2024**


STARE OF PARANÁ
27.57% ON
— PNA
6.91% PNB
15.91% Total
BNDESPAR
10.09% ON
— PNA
31.24% PNB
21.99% Total
SOCK EXCHANGE CUSTODY (Free float)
61.90% ON
22.61% PNA
61.61% PNB
61.69% Total
B3
60.97% ON
22.61% PNA
56.29% PNB
58.20% Total
NYSE
1.12% ON
— PNA
5.23% PNB
3.43% Total
LATIBEX
0.02% ON
— PNA
0.10% PNB
0.06% Total
OTHER SHAREHOLDERS
0.24% ON
77.39% PNA
0.06% PNB
0.22% Total
TRASURY SHARES
0.20% ON
—% PNA
0.18% PNB
0.19% Total
COPEL


COPEL
(1) COPEL GERAÇÃO E TRANSMISSÃO S.A. 100.0%
(1) COPEL DISTRIBUIÇÃO S.A. 100.0%
(1) COPEL SERVIÇOS S.A. 100.0%
(1) COPEL COMERCIALIZAÇÃO S.A. 100.0%
(1) FDA GERAÇÃO DE ENERGIA ELÉTRICA S.A. 100.0%
(1) BELA VISTA GERAÇÃO DE ENERGIA S.A. 100.0%
(1) MARUMBI TRANSMISSORA DE ENERGIA S.A. 100.0%
(1) COSTA OESTE TRANSMISSORA DE ENERGIA S.A. 100.0%
(1) UIRAPURU TRANSMISSORA DE ENERGIA S.A. 100.0%
(3) FOZ DO CHOPIM ENERGÉTICA LTDA 35.8%
(4) MATA DE SANTA GENEBRA TRANSM. S.A. 50.1%
(4) GUARACIABA TRANSMISSORA DE ENERGIA (TP SUL) S.A. 49.0%
(4) MATRINCHÃ TRANS. ENERGIA (TP NORTE) S.A. 49.0%
(4) INTEGRAÇÃO MARANHENSE TRANS. ENERGIA S.A. 49.0%
(4) CAIUÁ TRANSMISSORA DE ENERGIA S.A. 49.0%
(4) CANTAREIRA TRANSMISSORA DE ENERGIA S.A. 49.0%
(4) PARANAÍBA TRANSMISSORA DE ENERGIA S.A. 24.5%
(5) UHE GOV. JAYME CANET JÚNIOR (MAUÁ) 51.0%
(5) UHE BAIXO IGUAÇU 30.0%
(1) PITANGUI GERAÇÃO DE ENERGIA S.A. 100.0%
(1) SALTO DO VAU S.A. 100.0%
(1) MELISSA GERAÇÃO DE ENERGIA S.A. 100.0%
(1) CHOPIM I S.A. 100.0%
(1) SÃO JORGE S.A. 100.0%
(1) PALMAS ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) MARUMBI GERAÇÃO DE ENERGIA S.A. 100.0%
(1) APUCARANINHA S.A. 100.0%
(1) CHAMINÉ GERAÇÃO DE ENERGIA S.A. 100.0%
(1) GUARICANA GERAÇÃO DE ENERGIA S.A. 100.0%
(1) CAVERNOSO I GERAÇÃO DE ENERGIA S.A. 100.0%
(1) CAVERNOSO II GERAÇÃO DE ENERGIA S.A. 100.0%
(1) UTE FIGUEIRA S.A. 100.0%
(1) Wholly owned subsidiary
(2) Subsidiaries with non controlling interest
(3) Associates
(4) Joint ventures
(5) Joint operations
(1) NOVA EURUS IV EN. RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA I EN. RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA II EN. RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA III ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SANTA MARIA ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SANTA HELENA EN. RENOVÁVEIS S.A. 100.0%
(1) VENTOS DE SANTO URIEL S.A. 100.0%
(1) JANDAÍRA I ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA II ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA III ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA IV ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SÃO BENTO ENERGIA 100.0%
GE OLHO D'ÁGUA S.A. 100.0%
GE BOA VISTA S.A. 100.0%
GE FAROL S.A. 100.0%
GE SÃO BENTO DO NORTE S.A. 100.0%
(1) CUTIA EMPREENDIMENTOS EÓLICOS SPE S.A. 100.0%
CENTRAL GER. EÓLICA SÃO BENTO DO NORTE I S.A. 100.0%
CENTRAL GER. EÓLICA SÃO BENTO DO NORTE II S.A. 100.0%
CENTRAL GER. EÓLICA SÃO BENTO DO NORTE III S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL I S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL II S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL III S.A. 100.0%
USINA DE ENERGIA EÓLICA CUTIA S.A. 100.0%
USINA DE ENERGIA EÓLICA GUAJIRU S.A. 100.0%
USINA DE ENERGIA EÓLICA JANGADA S.A. 100.0%
USINA DE ENERGIA EÓLICA MARIA HELENA S.A. 100.0%
USINA DE ENERGIA EÓLICA POTIGUAR S.A. 100.0%
USINA EN. EÓLICA ESPERANÇA DO NORDESTE S.A. 100.0%
USINA EN. EÓL. PARAÍSO VENTOS NORDESTE S.A. 100.0%
(1) BROWNFIELD INVESTMENT HOLDING S.A. 100.0%
VENTOS SERRA DO MEL B S.A. Copel GeT 68.84% Brownfield 31.16%
BOL POTIGUAR B141 SPE S.A. 100.0%
BOL POTIGUAR B142 SPE S.A. 100.0%
BOL POTIGUAR B143 SPE S.A. 100.0%
VILA PARAÍBA IV SPE S.A. 100.0%
BOL POTIGUAR B61 SPE S.A. 99.99992% Copel 0.00008% Brownfield
(1) AVENTURA HOLDING S.A. 100.0%
CENTRAL EÓLICA AVENTURA II S.A. 100.0%
CENTRAL EÓLICA AVENTURA III S.A. 100.0%
CENTRAL EÓLICA AVENTURA IV S.A. 100.0%
CENTRAL EÓLICA AVENTURA V S.A. 100.0%
(1) SRMN HOLDING S.A. 100.0%
CENTRAL EÓLICA SRMN I S.A. 100.0%
CENTRAL EÓLICA SRMN II S.A. 100.0%
CENTRAL EÓLICA SRMN III S.A. 100.0%
CENTRAL EÓLICA SRMN IV S.A. 100.0%
CENTRAL EÓLICA SRMN V S.A. 100.0%
(2) ELEJOR - CENTRAIS ELÉTRICAS RIO JORDÃO S.A. 70.0%
(3) DONA FRANCISCA ENERGÉTICA S.A. 23.0%
(4) VOLTALIA SÃO MIGUEL GOSTOSO I PARTIC. S.A. 49.0%
VOLTALIA SÃO MIGUEL GOSTOSO PART. S.A. 49.0%
USINA DE ENERGIA EÓLICA REDUTO SPE S.A. 100.0%
USINA DE ENERGIA EÓLICA SANTO CRISTO SPE S.A. 100.0%
USINA DE ENERGIA EÓLICA CARNAÚBA SPE S.A. 100.0%
USINA DE ENERGIA EÓLICA SÃO JOÃO SPE S.A. 100.0%
(4) SOLAR PARANÁ GD PARTICIPAÇÕES S.A. 49.0%
PHARMA SOLAR II GER. DISTR. SPE LTDA 100.0%
PHARMA SOLAR III GER. DISTR. SPE LTDA 100.0%
PHARMA SOLAR IV GER. DISTR. SPE LTDA 100.0%
BANDEIRANTES SOLAR I GER. DISTR. SPE LTDA. 100.0%
BANDEIRANTES SOLAR II GER. DISTR. SPE LTDA. 100.0%

- **Awards and Certifications in 2024**

| Awards and certifications | Certification Body |
|---|---|
| Best in Management Award 2024 - Bronze level for Copel Holding | FNQ - Fundação Nacional de Qualidade |
| Abraconee Award - best disclosure of accounting information - 1st place in Large Size for Copel GET and 3rd place in the Holding category for Copel Holding | Abraconee - Associação Brasileira de Contadores do Setor de Energia Elétrica |
| Citizen Company Certificate | Conselho Regional de Contabilidade - CRC-RJ |
| National Quality of Life Award (PNQV) - Gold category | ABQV - Associação Brasileira de Qualidade de Vida |
| Sesi ODS 2024 Award - Environmental category - Large Industry | Sesi - Serviço Social da Indústria |
| Paraná Climate Seal in Category A - External Market | Sedest - Secretaria de Estado de Desenvolvimento Sustentável do Paraná |
| Abradee Innovation Management Award 2024 | Abradee - Associação Brasileira de Distribuidores de Energia Elétrica |
| CIER Energy Efficiency Certificate - in the Industrial, Government, Commerce and Services and Education/Communication categories | Cier - Comissão de Integração Energética Regional |
| VoL Award - best practices in volunteer management | Plataforma VOL |
| Transparency Trophy 2024 - Companies with Net Revenue Above R$20 Billion | Anefac - Associação Nacional de Executivos |
| Ranking 500 largest in the south - 1st place in Paraná | Grupo Amanhã |
| PMI-PR Summit 2024 - project management awards | PMI - Project Management Institute |
| Year in Infrastructure Award - finalist in the Transmission and Distribution category | Bentley Systems |
| 2024 Latin America - 2nd place in environmental and governance practices (ESG), 3rd place in investor relations teams and 3rd place in Investor Day | Institutional Investor Research |
| Energy Summit Award - Investment Funds category | Energy Summit |
| Aneel Ombudsman Award | Aneel - Agência Nacional de Energia Elétrica |
| Score A- no CDP Disclosure Insight Action | CDP - Carbon Disclosure Project |

- ## Copel in Numbers

| In R$ thousand | 2024 | 2023 | change % |
|---|---|---|---|
| **Accounting indicators** | | | |
| Total assets | 57,324,156 | 55,819,074 | 2.8 |
| Cash and cash equivalents | 4,161,939 | 5,634,623 | (26.1) |
| Bonds and securities (1) | 434,474 | 405,312 | 7.2 |
| Total debt | 17,753,235 | 14,962,323 | 18.7 |
| Adjusted net debt | 13,157,422 | 8,922,352 | 47.5 |
| Gross operating revenues | 31,974,106 | 29,647,019 | 7.8 |
| Deductions from revenues | (9,323,070) | (8,167,551) | 14.1 |
| Net operating revenue | 22,651,036 | 21,479,468 | 5.5 |
| Operating costs and expenses | (18,867,990) | (18,092,563) | 4.3 |
| Equity in earnings of investees | 281,202 | 307,309 | (8.6) |
| Equity pickup | 3,723,046 | 3,326,905 | 11.7 |
| EBITDA ou LAJIDA | 5,529,726 | 5,076,751 | 8.9 |
| Financial result | (1,157,014) | (1,204,990) | (4.0) |
| IRPJ/CSLL | 599,435 | 354,057 | 69.3 |
| Operating profit | 2,907,234 | 2,429,724 | 16.8 |
| Net losses/income from discontinued operations | 491,571 | 191,501 | 156.7 |
| Net income from continued operations | 2,307,799 | 2,135,667 | 8.1 |
| Net income for the year | 2,799,370 | 2,327,168 | 20.3 |
| Shareholders equity | 25,636,935 | 24,191,667 | 6.0 |
| Dividends and Interest on shareholder's equity | 2,335,135 | 1,089,211 | 114.4 |
| **Economic and Financial Indicators** | | | |
| Current liquidity (index) | 1.3 | 1.5 | (13.3) |
| Overall liquidity (index) | 0.9 | 1.0 | (10.0) |
| EBITDA Margin (%) | 24.4 | 23.6 | 3.4 |
| Earnings per share - Common shares | 0.89163 | 0.78574 | 13.5 |
| Earnings per share - Class "A" preferred shares | 0.98165 | 0.90931 | 8.0 |
| Earnings per share - Class "B" preferred shares | 0.98026 | 0.80600 | 21.7 |
| Equity value per share - R$ (shareholders' equity/number of shares) | 8.59 | 8.11 | 5.9 |
| Debt on shareholders' equity (%) | 69.30 | 61.80 | 12.1 |
| Operating margin (operating profit/net operating revenue) (%) | 12.8 | 11.6 | 10.3 |
| Net margin (net income/net operating revenues) (%) | 10.2 | 9.9 | 3.0 |
| Participation of third-party capital (%) | 55.3 | 56.7 | (2.5) |
| Return on shareholders' equity (%) (2) | 11.6 | 11.0 | 5.5 |

(1) Debt contract guarantees

(2) Net Income ÷ (Beginning Equity)

## 2. ESG (ENVIRONMENTAL, SOCIAL AND GOVERNANCE) MANAGEMENT

Copel has been a signatory to Global Compact, since its creation in 2000 by the Secretary General of the United Nations – UN, Kofi Annan, being pioneer company in the Brazilian electricity sector to have its participation approved in 2001. Since 2018 it has assumed the commitment to act to achieve the Sustainable Development Goals linked to the energy sector.

After building the Carbon Neutrality Plan in 2021, the theme continued to be a priority for Copel and, in Vision 2030, it was associated with the objective of decarbonizing its electricity generation matrix. The 2030 Vision also included among its priorities the commitment to ethics and governance and the advancement of diversity, including goals for the evolution of female participation in leadership.

When planning the next decade, the Company seeks to intensify the integration of environmental, social and governance (ESG) concerns into its agenda for actions and strategic decisions.

Sustainability management

Sustainability management Copel manages the sustainability agenda through areas dedicated to themes related to ESG. The Holding establishes corporate guidelines that are disseminated throughout the company, through comprehensive policies and standards.

Each subsidiary has specific teams to manage socio-environmental issues, adapting their actions to the particularities of each operation. These initiatives aim to ensure socio-environmental compliance and alignment with best market practices.

Sustainability performance is monitored internally and assessed using specialized indexes, such as the B3 Corporate Sustainability Index (ISE) and the S&P Global Corporate Sustainability Assessment (CSA). These indicators allow comparisons with other companies and provide insights for continuous improvement in ESG dimensions.

### 2.1. Corporate Governance

Copel is a publicly traded company, with legal personality under private law, whose shares are traded on the São Paulo (B3), New York (NYSE) and Madrid (Latibex) stock exchanges – which demands a robust governance system to ensure that management performance and strategic planning are in line with the interests of the Company and its stakeholders.

At B3, Copel has been part of Level 2 governance since 2021. Its system also adopts the Code of Best Governance Practices for Listed Companies, from the Brazilian Institute of Corporate Governance - IBGC, and complies with the criteria of the Securities and Exchange Commission - SEC, of the US stock exchange and Brazilian legal and regulatory devices.

After its transformation into a company with dispersed capital and no controlling shareholder ("Corporation"), Copel continued adopting a series of mechanisms to strengthen its corporate governance structure, continued to improve its instruments and to maintain a robust structure that follows the evolution of market practices.

The Copel's Bylaws were amended in 2024, introducing modernization and improvements in governance, including (i) the new designation "Executive Board" for members participating in the Board of Directors with voting rights, encompassing the roles of President and Vice Presidents, thereby allowing adjustments to the competencies of the General Assembly, including the possibility of deliberating on matters submitted by the Board of Directors, in order to uphold good governance and reflect best market practices; (ii) the optimization of the Board of Directors' composition, allowing for a variable composition; (iii) the inclusion of a clause regarding the full-time and exclusive dedication of the members of the Executive Board; and (iv) the adoption of a non-permanent Fiscal Council, in accordance with the law.

Copel's wholly-owned subsidiaries – Copel Distribuição (Copel DIS), Copel Geração e Transmissão (Copel GeT), Copel Comercialização (Copel Mercado Livre) and Copel Serviços (Copel SER) – also have their Boards of Directors focused on guiding and planning each one of the businesses.

Copel DIS and Copel GeT are registered as listed companies in category B on Brazilian Securities Commission - CVM. These registrations are part of the Company's strategic planning and are not intended to issue shares. These are measures that further reinforce transparency and governance practices, in addition to diverse sources and financing and optimize the debt profile.

### 2.1.1. Governance Structure


General Shareholders' Meeting
Fiscal Council
Statutory Audit Committee
Board of Directors
Sustainable Development Committee
Internal Audit
Executive Board Meeting
Investment and Innovation Committee
Presidency (Chief Executive Office)
People Committee
Holding
Vice Presidency of Regulation and Market
Vice Presidency of People and Management
Vice Presidency of Legal and Compliance
Vice Presidency Strategy, New Business Digital Transformation
Governance, Risk and Compliance Office
Vice Presidency of Finance and Investor Relations
Communication Office
Supply Office

**General Shareholders Meeting**

It is the forum in which shareholders are empowered to decide all businesses related to the Company's purpose and make the resolutions considered convenient for its defense and development.

**Supervisory Board**

Not permanent body that, if installed, analyzes and issues an opinion on the financial statements and supervises the acts of the directors. It consists of three full members and an equal number of alternates, elected by the General Shareholders Meeting for a mandate of one year.

| SUPERVISORY BOARD | |
|---|---|
| Chairman | Demetrius Nichele Macei |
| Board Member | Francisco Olinto Velo Schmitt |
| Board Member | Filipe Bordalo di Luccio |
| Board Member - alternate | José Paulo da Silva Filho |
| Board Member - alternate | Kuno Dietmar Frank |
| Board Member - alternate | Patricia da Silva Barros |

**Board of Directors**

Deliberative body responsible for fixing the general business orientation, in accordance with the powers established in Copel's Bylaws and own Internal Regulations. It consists of, at least seven members to te maximum nine members elected by the General Meeting for a unified mandate of two years appointed as provided for in the Company's Bylaws and in the Internal Regulations. In the current composition of the Board, 88.9% are independent, a percentage above the minimum 30% provided for in the Company's Bylaw, which determines that the majority of members are independent.

| BOARD OF DIRECTORS | |
|---|---|
| Chairman - independent | Marcel Martins Malczewski |
| Board Member - independent | Marco Antônio Barbosa Cândido |
| Board Member - independent | Carlos Biedermann |
| Board Member - independent | Marcelo Souza Monteiro |
| Board Member - independent | Geraldo Corrêa de Lyra Junior |
| Board Member - independent | Jacildo Lara Martins |
| Board Member - independent | Viviane Isabela de Oliveira Martins |
| Board Member - independent | Pedro Franco Sales |
| Board Member (Elected by employees) | Fausto Augusto de Souza |

On a transitional basis, as set out in the Minutes of the 207th Extraordinary General Meeting, held on July 10, 2023, the Board of Directors will remain with a member elected by the Company's employees until the next election for the CAD.

**Executive Board**

Collegiate body responsible for executive functions, with the attribution of representing the Company, in accordance with attributions and duties established in the Bylaws and specific Internal Regulations, approved by the Board of Directors. It comprises of up to nine members, one of whom is the President and up to eight Vice-Presidents, respecting the minimum of three members elected by the Board of Directors for a two-year term, with reelection allowed. The Company may also have up to four Directors, whose duties will be defined by the Board of Directors.

| EXECUTIVE BOARD | |
|---|---|
| Chief Executive Officer - CEO | Daniel Pimentel Slaviero |
| Chief Communications Officer | David Campos |
| Vice-President of Financial and Investor Relations | Felipe Gutterres Ramella |
| Vice-President of Legal and Compliance | Yuri Müller Ledra |
| Chief of Governance, Risk and Compliance | Vicente Loiácono Neto |
| Vice President of Strategy, New Business and Digital Transformation | Diogo Mac Cord de Faria |
| Vice President of People and Management | Márcia Cristine Ribeirete Baena |
| Vice President of Regulation and Market | André Luiz Gomes da Silva |
| Supply Director | Anderson Cotias e Silva |

### Statutory Audit Committee

The body consisting of three members, all independent, chosen from among the Board members. Its main duties are to audit, supervision and inspection and, where appropriate, present recommendations on the Company's activities. It is also responsible for issuing the annual reports, with the summary of the Audit Committee Report, prepared at the end of the year, being published together with the financial statements. Its ordinary meetings are held at least six times a year, according to a previously defined calendar, and there may be other, extraordinary ones, whenever necessary.

| STATUTORY AUDIT COMITTEE | |
|---|---|
| Chairman and financial specialist | Carlos Biedermann |
| Member | Pedro Franco Sales |
| External member | Luiz Claudio Maia Vieira |

### Investment and Innovation Committee

A body that supports the review and preparation of strategic guidelines on investments, creation of new products and services and new businesses, in addition to issues such as divestments, participation in auctions and monitoring the execution of projects, among others. Comprised of three board members, the Committee is aligned with Copel's commitment to the proper allocation of resources and efficiency.

| INVESTMENT AND INNOVATION COMMITTEE | |
|---|---|
| Chairman | Marco Antônio Barbosa Cândido |
| Member | Marcelo Souza Monteiro |
| Member | Pedro Franco Sales |

### Sustainable Development Committee

Body with the purpose of assisting the Board of Directors in proposing guidelines, policies and principles related to the sustainable development of the Company, and its wholly-owned subsidiaries, with an emphasis on environmental, social and corporate governance (ESG) dimensions, within the best market practices, as well as in the analysis and issuance of recommendations and opinions related to compliance with legal and regulatory requirements, internal provisions and commitments.

| SUSTAINABLE DEVELOPMENT COMMITTEE | |
|---|---|
| Chairman | Geraldo Corrêa de Lyra Junior |
| Member | Fausto Augusto de Souza |
| External member | Lavinia Rocha de Hollanda |

### People Committee

Body with the purpose of assisting the Board of Directors in proposing guidelines, policies and principles relating to the remuneration strategy for administrators, members of advisory committees and fiscal advisors, people management, succession of administrators and the administrators' eligibility process, tax advisors and members of Statutory Committees.

| PEOPLE COMMITTEE | |
|---|---|
| Chairman | Viviane Isabela de Oliveira Martins |
| Member | Marcelo Souza Monteiro |
| External member | Mario Cunha Campos |

### 2.1.2. Integrity Program

Copel's Integrity Program is aligned with the best practices for actions against corruption. The 10th Principle of the Global Compact recommends that companies must combat corruption in all its forms, with goals to develop effective, responsible and transparent institutions at all levels, going beyond legal obligations, strengthening transparency and integrity mechanisms. Covering all employees, managers and members of the fiscal council, the Integrity Program is structured to prevent, detect and remedy potential harmful acts such as conflicts of interest, and fraud in hiring and payments, among others.

To continue the application of best practices, the Company was certified by ISO 37301 certification process, reviewing a series of practices and standards, expanded the interaction between the control and risk management processes and implemented other improvements throughout 2024.

**Code of Conduct**

Created in 2003, the Code of Conduct was revised and updated in 2024, incorporating changes resulting from the Company's transformation into a corporation and best market practices. The document guides the behavior of all people who carry out activities on behalf of Copel and its shareholdings and includes references on the conduct expected in contemporary issues such as participation in social networks, protection of personal data, remote work, cybersecurity and artificial intelligence. It also guides action on issues related to transparency, participation in auctions, health and safety, social and environmental responsibility, and respect for human rights, among others.

The Code of Conduct establishes parameters of conduct for employees, administrators (members of the Board of Directors), members of the Fiscal Council, members of committees (statutory or non-statutory), interns, suppliers, service providers and outsourced workes. In the case of contracts and purchases, companies formally commit to the Code.

**Manifestation channels**

Copel encourages its stakeholders to register any situation that indicates a violation of ethical principles, policies, rules, laws, regulations or other improper conduct, and keeps it specifically for these purposes, with a guarantee of secrecy.

The Reporting Channel is managed by Governance, Risk and Compliance Department and receives complaints about: harassment and discrimination, corruption, destruction or damage to company assets, misconduct, favoritism, fraud or theft of goods and/or money, irregularities in the financial statements and/or management reports, environment, non-compliance with internal policies and/or procedures, misuse of Copel's resources, leakage or misuse of information, violation of laws, violations of Law No. 12,846/2013 (Law Anti-Corruption), and other illegalities. The process is monitored by the Ethics Committee, Statutory Audit Committee and Board of Directors and as a result of the investigations, improvements and improvements in procedures, internal controls, standards, policies, training and communication programs may be recommended, or even the application of disciplinary measures, in accordance with internal regulations and applicable legislation.

For complaints about fraud and theft in the electrical network, Copel provides a specific contact.

The Ombudsman is another service instance and is certified by ISO9001 and recognized as one of the best ombudsmen in the sector by Aneel.

Phone numbers and forms are available on the Company's website:

https://www.copel.com/site/institucional/canais-de-denuncia/

### 2.1.3. Risks management

Copel's Risk Management Policy is based on the Company's values, its Code of Conduct and the guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (Coso).

Its guidelines, principles and responsibilities are applicable to corporate areas of Copel, its wholly owned subsidiaries and controlled companies, and recommended to jointly controlled companies, affiliates and other equity interests of Copel, respecting its corporate procedures in order to identify, evaluate, treat and monitor the risks inherent to the Company and its sector of activity and that may affect the achievement of its objectives and the performance of its business. The Company's senior management also undergoes annual training on the topic, while employees are trained on the risk management methodology in order to identify exposure situations and adopt mitigating actions.

Strategic risks are reviewed when preparing the Strategic Planning, work executed jointly by the senior management of Copel (Holding) and the subsidiaries through the identification and analysis of risks, definition of a control and contingency plan and establishment of monitoring actions. In addition to strategic risks, the management structure classifies the main risks into Financial, Operational and Compliance.

To define its risk appetite, Copel considers the following pillars: operating in accordance with the highest ethical and compliance standards; ensure that activities or practices adopted are aligned with ESG practices with an emphasis on climate change and socio-environmental aspects; ensure that workplace safety is strictly observed in all Copel operations; ensure the constant improvement of the level of cybersecurity of Information Technology and Operation Technology; not operate in segments that are not related to its main activity; and invest in businesses that adhere to the Investment Policy and Strategic Planning, having as foundations and pillars integration with scale, capital discipline and innovation.

Accordingto to the Company's Risk Management Policy, periodic reports of the risk portfolio and the respective mitigation plans are made for senior management, also detailing environmental, social and governance aspects. In this way, Copel's strategic risk management process has been continuously improved, in line with the best market practices and compliance with current legislation.

#### 2.1.4. External Audit

Under the terms established by internal Corporate Governance standards and under the review and supervision of the Statutory Audit Committee, the Company and its wholly owned subsidiaries have a contract with PricewaterhouseCoopers Auditores Independentes - PwC, to provide independent audit services of its financial statements until the end of the 2028 fiscal year. PWC began its activities by reviewing the quarterly information - ITRs for the first quarter of the 2024 fiscal year.

In the fiscal year ended December 31, 2024, PWC received fees in the amount of R$4.4 million and the predecessor auditor (Deloitte) received R$2.5 million, totaling R$6.9 million for regular independent audit services. Additionally, in 2024, a total of R$0.4 million was paid for services unrelated to the independent auditing, relating to the review of fiscal and tax procedures, ensuring information from the Integrated Report and the control structure for the process of compiling and calculating the financial index.

The Company changes the firm responsible for auditing its financial statements in accordance with the independent auditor's rotation criterion, in accordance with CVM Ruling No. 23/2021.

When hiring other services from its external auditors, the Company's practice foresees the prior analysis by the Statutory Audit Committee advisory of the Board of Directors, which should take into account in this evaluation whether a relationship or service rendered by an independent auditor: (a) creates conflicting interests with its audit client; (b) puts them in a position to audit their own work; (c) results in working as a manager or an employee of the audit client; or (d) puts them in a position of being an advocate to the audit client.

The Statutory Audit Committee also considers in this type of assessment if any service rendered by the independent audit firm may impair in fact or apparently the firm's independence. Whenever necessary, the Statutory Audit Committee can count on the technical support of the Internal Audit, or independent advisory service for a technical evaluation that may be required in each specific case, the discussions on the hiring of other independent auditor services are recorded in the minutes of the meeting of these boards.

## 2.2. Social Performance

Copel reaffirms its commitment to diverse audiences by implementing actions that ensure the balance between environmental, economic and social relations. Its practices are guided by Sustainability and Corporate Governance Policies, which highlight values such as dialogue, transparency, respect for Human Rights, accessibility, inclusion and sustainable development.

### 2.2.1. Promotion of human rights

Copel's Sustainability Policy defines guidelines to prevent, mitigate and repair violations, ensuring dignified, inclusive and inequality-free work environments. The standardization of monitoring and evaluation parameters, which began in 2022, includes the implementation of due diligence processes for suppliers and the identification of priority issues related to human rights, in collaboration with different areas of the Company and its subsidiaries.

This process considers indicators such as health and safety at work, records from the Reporting Channel and other information to map existing practices and identify opportunities for improvement. In 2022 and 2023, Copel held training sessions on human rights for key areas, addressing topics such as impacts on the value chain, monitoring and prevention actions, in addition to advances in the corporate due diligence process. In 2024, concluding the Integrated ESG Week, the Human Rights Course – 2024 edition was launched, aimed at deepening crucial issues for promoting a culture of respect, inclusion and social responsibility. The full Sustainability Policy can be accessed on the Sustainability Portal.

### 2.2.2. Social Responsability

Aware of its role in society, Copel develops programs and actions aimed at the well-being of communities, aligned with the expectations of its stakeholders and international guidelines, such as the UN's 2030 Agenda. The Company seeks alternatives that promote social development, even when implementing new projects that generate jobs and revenue, but that may require impact mitigation.

These actions include mandatory social programs in the context of environmental licensing, described in the Basic Environmental Plans (PBA) and in specific reports, in addition to corporate initiatives such as:

- Corporate volunteering (EletriCidadania)

- Community gardens (Cultivar Energia)

- Education about the SDGs (Educa ODS)

- Programs focused on human rights and diversity

In 2022, Copel formulated and approved the Social Investment Policy, which expands the parameters already established in the Donations Policy, defining guidelines for the allocation of its own resources or through incentive laws, whether voluntary or compulsory contributions. The policy also reinforces the principle of connection with the SDGs prioritized by Copel as a criterion for defining social investments.

Subsidiaries must report voluntary and non-voluntary donations and contributions to the Holding's Governance, Risk and Compliance Board on a quarterly basis. The Executive Board, in turn, periodically communicates the amounts approved for Private Social Investment to the Company's Sustainable Development Committee.

Further information about these programs and actions developed can be obtained in the Integrated Report.

### 2.2.3. Human Resources

Copel's People Management - Human Resources Policy recognizes that employees are the Company's main value and establishes principles and guidelines aimed at developing, valuing, maintaining the health, safety and quality of life of people. This policy is aligned with best market practices and serves as the basis for decision-making and implementation of programs and actions, in accordance with corporate strategic planning.

Aligned with the market, Copel adopts the premise "State-owned company with a private mindset" in its operations, aiming to create similarity in its operations with other private companies in the sector.

The working relationship with employees is based on Copel's values (ethics, respect for people, dedication, transparency, safety and health, responsibility and innovation) and respect for universal, constitutional and legal precepts.

With the transformation into a corporation on August 11, 2023, Copel no longer had obligations imposed on mixed economy companies and some labor aspects gained greater flexibility, such as, for example, the possibility of taking advantage of the internal staff, since the transfer between careers is now permitted, thus facilitating the mobility of professionals.

| Staff changes | |
|---|---|
| Staff list in 12.31.2023 | 5,959 |
| Uega/Compagas divestment (1) | 148 |
| Admissions/readmissions | 13 |
| Dismissals (2) | 1,428 |
| Staff list 12.31.2024 | 4,396 |
| Turnover in 2024 | 12.4 |

(1) Companies divested in 2024 and disregarded for turnover

(2) Including employees who left under the Voluntary Dismissal Program

To support operational areas and specific functions, the Company established an outsourcing policy, which provides guidelines for hiring third parties. Hiring follows legal and occupational safety requirements, in addition to internal rules and provisions defined in the Supplier Manual and the Hiring Regulations. It is up to the contract manager to monitor and supervise the entire process, from contracting to execution and delivery of the contracted work.

Copel is recognized for its good practices in people management. In both 2023 and 2024, the Company celebrated the achievement of the "Excellence in Gold Management" certification in the National Quality of Life Award (PNQV), granted by the Brazilian Quality of Life Association – ABQV.

- **Health, Well-being and Benefits**

Health and Life Quality are fundamental principles at Copel, which is committed to maintaining a healthy and safe organizational environment that promotes a balance between personal and professional life, with the objective of fostering the overall well-being of our employees. This objective is achieved through benefits, programs, and coordinated actions carried out continuously.

Highlights of the benefits granted by the Company to all its employees, in addition to those provided for by legislation, include: tuition grants; advances on vacation pay; profit sharing; performance award; food and meal vouchers; snack voucher; childcare assistance; assistance to employees with disabilities and to employees who have disabled dependents; maternity leave and extended paternity leave; supplementation of sick pay; encouraging healthy habits through running and sports activities.

The Company also offers benefits to its employees that positively impact the life quality of their families, such as: leave for accompanying a family member, leave for prenatal care, and support for pregnant employees.

Copel has the Remote Work Program, which adopts the hybrid work regime, with voluntary entry. In this model, employees can fulfill part of their workday in person and part at a distance.

In addition to the Home Office, benefits related to flexible working hours are offered: flexible working hours, time bank and reduction of working hours from 8 hours to 6 hours per day, according to criteria set out in internal regulations .

The focus on employee health extends far beyond mandatory occupational examinations. Following the occupational phase of the periodic assessment, the Company offers an additional preventive phase that includes other examinations based on the employee's profile (gender and age) at no cost to the employee. Although participation is not mandatory, it is encouraged, as the objective is to prevent, screen, and diagnose prevalent diseases in the population at an early stage.

Through the Copel Foundation, a Health Plan is made available to employees and their dependents, covering medical, dental, pharmaceutical, outpatient, hospital, and obstetric care, including nutrition, psychology, and physiotherapy services, through a vast network of accredited service providers.

Health plan beneficiaries also have access to three Primary Health Care (PHC) units located in Curitiba, Maringá, and Londrina, as well as four cities with Digital PHCs: Irati, Foz do Iguaçu, Francisco Beltrão, and Pato Branco. In the PHCs, beneficiaries receive care without co-payment, representing a significant advancement in health prevention and promotion.

The Professional Restriction and Rehabilitation Program promotes the inclusion of employees who acquire permanent physical or mental limitations and can no longer perform their original functions and activities but are capable of working in other roles within the company. The program aligns with treatment periods and social security assessments, but is not limited to these, in order to find a new position that better suits the employee's limitations and is compatible with their capabilities. During rehabilitation, the employee is supported by their manager and a specialized team. Additionally, Copel maintains the average of the last salary supplements for 12 months post-rehabilitation to ensure the economic and financial stability of the employee with these needs.

In terms of physical health care, the Company provides flu vaccinations without co-payment and engages in actions for the prevention and control of chronic diseases, as well as promoting physical activity and healthy habits. In February 2024, a Physical Activity Room was inaugurated at the company's headquarters, named by employee choice as the "Espaço+Energia" (Space+Energy). In this space, in partnership with the Copel Curitiba Association, classes in Pilates, functional circuits, muscle strengthening, and Jiu-Jitsu are offered, along with maintaining energy and health spaces that include outdoor gyms and walking tracks at various locations.

Care also extends to mental health. Through the Plenamente program, actions focused on psychoeducation, specialized support, and management of psycho-emotional health are conducted. In terms of specialized support, a 24/7 support line was implemented in 2024: the psychosocial support channel of Plenamente, operated by professionals specialized in psychology, available online and free of charge (with no financial co-payment), secure, and confidential, serving employees and their dependents. Additionally, the program for the treatment and prevention of substance dependence is maintained, promoting prevention and treatment of drug use and abuse among employees, and guiding family members in cases present within the family.

Financial well-being is also a key aspect of comprehensive care at Copel. In 2023, the "Redefinindo Valores" (Redefining Values) program was launched, aimed at promoting financial well-being and economic sustainability through knowledge of financial education, personal finance planning, and management, building personal and family financial longevity.

Looking to the future, Copel offers, through the Copel Foundation, a complementary pension plan that allows employees to build a financial reserve fund during their professional lives. Since 1979, Copel has maintained the Retirement Preparation and Post-Employment Program, which includes a series of lectures on pension financial education, consumer behavior and savings, entrepreneurship, quality of life, and health.

- **Compensation**

Copel's practices for compensation, recognition and incentives are based on the Company's structured compensation model supported by two pillars: fixed pay (reflecting market levels and individual merit) and variable pay (Profit Sharing Program [PLR] and Perfomance Award [PPD]). The Profit-Sharing Program consists of corporate goals and indicators and the Performance Award, in turn, consists of recognizing performance and meeting goals at different organizational levels (director, superintendence, department and division). The ratio between the lowest salary paid by the Company in December 2024 (R$2,434.71) and the national minimum wage in effect on that date (R$1,412.00) was 1.72 times, and there was no significant difference in the same period in relation to the proportion of basic salary between men and women.

- **Labor relations**

The Company has relationships with 16 unions representing different classes of workers and, throughout the year, promotes four-monthly meetings to discuss matters of mutual interest. On the occasion of the base date (October) this relationship intensifies when the unions and Copel discuss demands for the official collective bargaining agreement (ACT).

- **Performance assessment**

Since 2013, Copel's Performance Management is carried out through the Our Energy Program, which which, over time, has been improved according to the best market practices. According to the rules of the Program, at least once a year each employee receives feedback from their manager considering the performance presented. At the time of evaluation and feedback, the expected performance for the next period is also set. To ensure that employees are well-informed about all the details of "Nossa Energia," a learning pathway is provided, which presents content related to competency management, the model and process of the program, as well as the development plan.

In 2024, a review of the competencies for the Executive Management level was conducted. The evaluation and development plan formulation occurred through an assessment process.

- **Internal Mobility and New Hires**

With the transformation process that Copel underwent in 2023, becoming a corporation, the Company is no longer required to hire employees through public competitions, thereby creating greater opportunities for leveraging the potential and career growth of its workforce.

This scenario motivated the implementation, in the first half of 2024, of Copel's Internal Mobility Program, whose main guideline is to fill vacancies through internal selection processes, widely communicated to the Company's employees.

Copel prioritizes the internal utilization of its workforce; however, for certain functions and positions, external hiring is necessary. Thus, starting in the second half of 2024, Copel began conducting external recruitment and selection processes for the admission of new employees, with the support of specialized consulting firms.

- **People Development**

The professional development of employees is guided by skills management, determined by the identification of the training and qualification needs of the staff. In 2021, the virtual community called Compartilhando Energia was launched, in which learning opportunities are periodically published. These are courses and content available to all collaborators promoting updating in their scope of work. Other actions of the Company are the offer, for all the internal public, of courses whose subjects are related to quality, processes and project management, self-development and about quality tools in the distance learning modality through the distance learning environment entitled Copel EAD; investing in postgraduate courses for professionals who need to specialize in their area of expertise; and continuous establishment of educational partnerships, through public notice in force since 2016 and updated in 2022. These partnerships grant discounts or some other benefits, and cover basic, higher and professional education, qualification, improvement and foreign languages and can be extended to dependents.

In addition to the learning platform Degreed, utilized by the Company, in 2024 Copel launched a new learning platform, Supply Go, an educational platform with specialized content in Purchasing and Supply Chain. This platform facilitates learning, skill development, and real-time data analysis, further enhancing employees' ownership of their development.

Highlighted below are some of the corporate development programs conducted in 2024:

- **Leadership Development Program – LDP:** The program aims to improve the performance and effectiveness of leaders within their teams, contributing results for both the individuals and the Company. In 2024, the program continued with a series of online lectures. Additionally, Career Dialogues were promoted to encourage the utilization of the learning pathways available on the Degreed platform. The goal is to enhance reflection on the next career steps through content, information, and tools, thereby facilitating leaders' support in constructing development plans with employees, easing career movements, and stimulating ownership.

- **Famale Leadership Development Program:** Promoting and encouraging a culture of gender equity and the role of women in Brazil and worldwide is a collective mission. Recognizing the talents within its ranks, Copel launched the Female Leadership Development Program in the second half of 2022, aimed at inspiring women through other women and themselves, strengthening their self-leadership and leadership vision. The target audience includes formal managers and supervisors. In 2024, Copel initiated the formation of the first cohort of the Mentorship Program for Female Leaders, as part of a broader initiative to foster an environment conducive to women's inclusion in leadership through actions focused on training and enhancing an inclusive culture. Designed as an extension of the Female Leadership Program, this new training represents a significant milestone in the journey toward gender equity.

- **LGPD Training Program:** Following the implementation of the General Law for the Protection of Personal Data (LGPD), Copel, recognizing the importance of the subject, launched the LGPD Training Program in 2021, aimed at guiding and training all professionals in the care and protection of data that flows daily in the execution of their activities. In 2024, the Annual LGPD Training Cycle 2024 was conducted for 100% of employees, in addition to targeted training for those responsible for data processing or internal policies related to the subject.

- **Training on Sustainability and Diversity**: In 2024, Copel promoted an extensive program of training sessions, lectures, and awareness-raising actions for employees and the external public on human rights, risks, diversity, accessibility, and especially sustainability. Regarding the latter, the Integrated ESG Week was held in November 2024, immersing participants in topics such as sustainable consumption, waste culture, diversity, and more. The week was constructed and linked to the EducaODS Program, aimed at enhancing knowledge on sustainability-related topics and their interactions with the Sustainable Development Goals (SDGs).

In addition to the learning platform Degreed, utilized by the Company, in 2024 Copel launched a new learning platform, Supply Go, an educational platform with specialized content in Purchasing and Supply Chain. This platform facilitates learning, skill development, and real-time data analysis, further enhancing employees' ownership of their development.

- **Learning paths:** Consists of sharing knowledge from collaborators to collaborators. It is characterized as a dynamic and simple approach, since it gives autonomy to the producers in the preparation and publication of the material. The trails combine different learning possibilities and offer alternative and flexible paths for personal and professional improvement and are available to all collaborators and can also be accessed from a cell phone.

- **Cybersecurity Program:** Following Copel's Strategic Planning and Information Security Policy, Cybersecurity management at the Company is treated in a broad and systemic manner. Since December 2021, Copel trains its employees through KnowBe4, an integrated platform for information security awareness training, combined with simulated phishing attacks, thus starting the Information Security Awareness Program, which aims to train and raise awareness among the workforce to adopt defensive cybersecurity behaviors

  Annual maturity surveys on the subject are also conducted with all employees. The program will continue in 2025, with new campaigns taking into account the general audience's level of maturity regarding the topic.

- **COPEL 4.0:** Digital innovation initiatives to encourage professionals to work in this modern and integrated environment, expanding their skills and ensuring the results desired by the Company. In 2024, three webinars focused on Artificial Intelligence stand out.

### 2.2.4. Suppliers

Throughout 2024, even with its transformation into a corporation, Copel reinforced its commitment to its stakeholders by maintaining a strong and resilient supply chain through the preservation of established partnerships and by reinforcing the adoption of rigorous selection criteria for new entrants, in accordance with identified operational needs. Sustainable development serves as the primary guiding criterion for its actions, focusing on the continuous improvement of its production chain management and the optimization of resource use for the benefit of the community.

To achieve this, Copel adopts a structured supplier evaluation process aimed at enhancing risk management throughout its supply chain. This process encompasses the analysis of aspects related to technical capacity, fiscal and financial health, legal compliance, integrity assessment, among other relevant criteria specific to each contract, providing support for the establishment of more objective and consistent parameters in classifying supplier criticality. This approach reinforces the Company's commitment to transparency, compliance, and sustainability in its business relationships.

Depending on the criticality of the contract, considering its various aspects, Copel requires the submission of supplementary documentation to safeguard the minimum necessary competence of the supplier participating in the selection process for subsequent hiring. For example, if there is criticality concerning environmental issues, the submission of specific certificates and qualifications is required, complemented by obligations outlined in the contract, the compliance of which is monitored by the manager and the inspector(s) throughout its execution.

Copel reaffirms its commitment to promoting a supply chain based on ethical and sustainable values, encouraging its suppliers and business partners to adopt the Principles of the United Nations Global Compact. These principles, aligned with the areas of human rights, labor conditions, the environment, and anti-corruption, guide the Company's practices and strengthen its responsible operations at all levels. As part of this commitment, Copel's Supplier Code of Conduct plays a central role, designed to ensure that all those who have any type of relationship with Copel share the same values that guide the Company's corporate management.

**2.2.5. Aneel Programs**

Pursuant to legislation, concessionaires and authorized contractors for the generation, transmission and distribution of electricity are required to annually allocate part of their Net Operating Revenue (NOR regulatory) to Research & Development - R&D and Energy Efficiency Program - PEE projects.

**Generation and Transmission**

In 2024, Copel GeT invested approximately R$ 5.9 million in the execution of projects aligned with its programs, the majority of which have the potential to directly reduce the harmful environmental impacts associated with the Company's activities.

It is also noteworthy that in 2024, the licensing for the manufacture and commercialization of the MEDCAP equipment was renewed. This equipment was developed for use in capacitor banks, allowing for capacitance verification without the need for removal for testing, significantly optimizing testing time. During this fiscal year, the process of contracting two new projects was also initiated, aimed at developing and commercially providing two new products: the "Water Quality Monitoring Kit," a technology that will enable rapid, effective, and low-cost diagnostics of the water quality in reservoirs and tributaries, and project PD-06491-0003/2024, which aims to provide a complete system for monitoring and diagnosing to prevent and avoid catastrophic failures in capacitive bushings that integrate the power transformers of energy transmission systems. Therefore, it is estimated that two commercially innovative products will be available for the benefit of Copel and the electric sector by the end of the next two years, which will enable improvements in operational and maintenance processes, increase safety and efficiency in fieldwork, and generate royalties, while also potentially reducing/mitigating harmful environmental impacts and enhancing consumer well-being.

**Distribution**

PEE projects are selected by Copel Distribuição through annual public calls, where consumers can submit proposals for projects to be funded with PEE resources. Priority energy efficiency projects are conducted by Aneel, considering themes of interest and importance to society. In 2024, the Company allocated R$ 42.7 million from PEE resources for the execution of 188 projects. Of these, 41 are part of the priority project, which includes charitable hospitals. In 2024, the energy efficiency project in state and municipal schools in the state of Paraná was initiated. The selected schools are being visited to identify opportunities for replacing equipment (lighting, refrigeration, and air conditioning), as well as conducting structural assessments for the installation of photovoltaic panels for electricity generation.

Copel DIS invested R$ 21.8 million in R&D in 2024, distributed across project categories within the scope of electricity distribution, ranging from service quality to environmental projects. Among these, notable projects include intelligent monitoring of equipment failures using thermography and UAVs (Unmanned Aerial Vehicles), estimation and risk classification of outages in electricity distribution networks using short-term weather forecasts and soft computing, and the development of a methodology for automatic analysis of thermal images.

## 2.3. Environment Dimension

Copel's commitment to sustainable development is intrinsically related to its daily activities. The Company acts to achieve eco-efficiency, preserve biodiversity and reduce greenhouse gas (GHG) emissions. Additionally, it transmits its principles of good environmental management to customers and suppliers.

The guidelines for this action are outlined in the Sustainability Policy, which addresses various topics in its chapters, including Environment, Biodiversity, Human Rights, Stakeholder Engagement, Private Social Investment, and Climate Change. This policy serves as the foundation for other internal regulations on Waste Management, Management of Climate Change Effects, among others.

The main guidelines related to the environmental dimension are:

- To affirm a permanent commitment to the preservation and respect for the environment, considering it in corporate strategy, decision-making, management and operational processes, studies and implementation of new businesses, and in extensive communication with stakeholders.
- Promotion of eco-efficiency in all processes, with a view to reducing consumption and sustainable use of natural resources and ecosystem services.
- To manage environmental aspects, risks, and indicators aimed at the continuous improvement of environmental performance, the mitigation of negative impacts, and the enhancement of positive impacts in its activities and businesses, seeking sustainable development.
- To promote eco-efficiency in all Copel processes, aiming to reduce consumption and ensure the sustainable use of natural resources while maintaining ecosystem services.
- To incorporate the topic of climate change into strategic planning, integrated corporate risk management, financial assessment, and opportunity identification, as well as into business strategy, particularly in the expansion and operation of its assets.
- To prioritize energy from renewable sources in the purchase and sale of energy.
- To consider appropriate construction practices and technologies in asset construction that allow for minimal greenhouse gas emissions, such as shielded substations, the use of drones, and others; and
- To incorporate climate change adaptation measures in the operation and expansion of its assets across all its businesses.

### 2.3.1. Eco-Efficiency

Copel instituted the Eco-Efficiency Program to systematize its actions in combating energy, water, fuel and paper waste, in addition to reducing waste. Created in 2014, it brings together a set of possible and accessible actions aimed at preserving the environment, with the goal of reducing the consumption of natural resources, raising the awareness of its employees and reducing costs.

With a framework of actions, the program also seeks to disseminate education for sustainability, respect for the environment and concern for future generations.

### 2.3.2. Climate change

The topic of climate change is analyzed in the Company's strategic planning process, integrating corporate decisions over a five-year horizon. Within financial planning, budgets are foreseen for technological development and the construction of new sustainable projects, such as hydroelectric, wind and solar power plants. In addition, the incorporation of future climate scenarios, carbon pricing and the development of studies to adapt to climate changes have guided the Company's decision-making. These studies and investments help in monitoring and forecasting the availability of teams to respond to emergencies.

Among these decisions is the Neutrality Plan for greenhouse gas emissions, in which the Company intends to neutralize its Scope 1 emissions by 2030. One of the advances in this work was the decision to decarbonize the electricity matrix, with the divestment at the Araucária Thermoelectric Power Plant (UEGA), Compagás and Figueira Thermoelectric Power Plant. (Note 37).

Another guideline is related to the commercialization of International Renewable Energy Certificate (i-REC certificates) in the energy generation and commercialization businesses by Copel Comercialização.

Additionally, the Company has been developing technology to improve the management of electricity distribution with the modernization of assets and expansion of the Smart Grid Program, of intelligent networks, which significantly reduces team travel, thus reducing greenhouse gas emissions.

Furthermore, the variable compensation (Performance Bonus) consider the ESG goals, some which are related to the Neutrality Plan, prepared according to the specificities of each integral subsidiary and each board of directors of Copel Holding.

### 2.3.3. Biodiversity

Copel's assets are located in different regions of the country, inserted in several Brazilian biomes. Thus, the Company develops actions to minimize and compensate for the impacts caused by its activities in the different ecosystems that are present.

Copel's actions in favor of biodiversity include:

- Protection and/or restoration of areas destined to compensate for vegetation suppression necessary for the implementation of enterprises;
- Restoration of Permanent Preservation Areas;
- Special care with fauna and flora species considered rare and endangered, carrying out rescues and relocations of individuals when necessary;
- Collection and destination of seeds for research and seedling production, in order to guarantee the maintenance of regional biodiversity and the genetic variability of endemic flora species; and
- Monitoring of fauna and flora communities to verify possible impacts and compensate them whenever necessary.

It is important to emphasize that energy generation, transmission and distribution projects also cause positive impacts on biodiversity, which are generally permanent and provide greater protection to natural environments.

In the Integrated Report it is possible to find out about other actions focused on aspects of energy, climate change, biodiversity, water and waste.

## 2.4. Social Balance Sheet

ANNUAL SOCIAL BALANCE SHEET
On December 31, 2024 and 2023
(In thousands of Reais, except when indicated otherwise)

| | | 2024 | | 2023 | |
|---|---|---|---|---|---|
| | 1 - CALCULATION BASIS | | | | |
| Note 28 | Net Revenue (NR) | | 22,651,036 | | 21,479,468 |
| | 2 - INTERNAL SOCIAL INDICATORS | | % on RL | | % on RL |
| | Management compensation | 32,035 | 0.1 | 21,305 | 0.1 |
| | Employees compensation | 725,577 | 3.2 | 931,178 | 4.3 |
| | Food (food voucher and other) | 136,752 | 0.6 | 149,362 | 0.7 |
| | Compulsory payroll charges | 257,289 | 1.1 | 292,603 | 1.4 |
| | Pension plan | 68,226 | 0.3 | 77,768 | 0.4 |
| | Health (healthcare plan) | 231,235 | 1.0 | 225,918 | 1.1 |
| | Training and professional development | 16,140 | 0.1 | 13,923 | 0.1 |
| Note 29.2 | Profit sharing based on performance provision | 179,283 | 0.8 | 173,662 | 0.8 |
| Note 29.2 | Long-term incentives | 5,595 | 0.0 | — | 0.0 |
| Note 29.2 | Workers' compensation and severance expenses | 18,306 | 0.1 | 610,057 | 2.8 |
| | Culture | 4,096 | 0.0 | 3,266 | 0.0 |
| | Nurseries or day care assistance | 983 | 0.0 | 1,277 | 0.0 |
| | Safety and Health | 3,646 | 0.0 | 5,230 | 0.0 |
| | Education | 2,257 | 0.0 | 2,547 | 0.0 |
| | Extended maternity benefit | 520 | 0.0 | 432 | 0.0 |
| | Transportation allowance surplus | 111 | 0.0 | 153 | 0.0 |
| | Total | 1,682,051 | 7.4 | 2,508,681 | 11.7 |
| | 3 - EXTERNAL SOCIAL INDICATORS | | % on RL | | % on RL |
| | Education | 15 | 0.0 | — | 0.0 |
| | Culture | 14,114 | 0.1 | 12,308 | 0.1 |
| | Health and sanitation | 888 | 0.0 | 1,482 | 0.0 |
| | Sports | 23,231 | 0.1 | 11,586 | 0.1 |
| | Living Well Program | 1,904 | 0.0 | 2,747 | 0.0 |
| | Childhood and adolescence fund | 444 | 0.0 | 971 | 0.0 |
| | Research and Development | 82,521 | 0.4 | 70,156 | 0.3 |
| | Energy Efficiency Program | 68,656 | 0.3 | 82,288 | 0.4 |
| | Elderly Fund | 444 | 0.0 | 971 | 0.0 |
| | Other | 5,678 | 0.0 | 2,882 | 0.0 |
| | Total contribution to society | 197,895 | 0.9 | 185,391 | 0.9 |
| | Taxes (except payroll charges) | 9,603,571 | 42.4 | 8,690,719 | 40.5 |
| | Total | 9,801,466 | 43.3 | 8,876,110 | 41.3 |
| | 4 – ENVIRONMENTAL INDICATORS | | % on RL | | % on RL |
| | Investments and maintenance expenses in operational processes to improve the environment | 838,315 | 3.7 | 559,863 | 2.6 |
| | Investments and expenses with the preservation and/or recovery of degraded environments | 2,221 | 0.0 | 3,709 | 0.0 |
| | Investments and expenses with environmental education for employees, outsourced, self-employed and corporate administrators | 70 | 0.0 | 83 | 0.0 |
| | Investments and expenditures on environmental education for the community | 686 | 0.0 | 686 | 0.0 |
| | Investments and expenses with other environmental projects | 1,530 | 0.0 | 4,556 | 0.0 |
| | Total | 842,822 | 3.7 | 568,897 | 2.6 |

| | | | | 2024 | | | 2023 |
|---|---|---|---|---|---|---|---|
| (1) | **Quantity of environmental sanctions** | | | 1 | | | 23 |
| | **Amount of environmental sanctions (R$ Thousand)** | | | 5 | | | 5 |
| | **Environmental goals** | | | 2024 | | | Goals 2025 |
| | - Regarding the establishment of annual goals to minimize waste, consumption in general in production/operation and increase the effectiveness in the use of natural resources, the company: | ( ) has no targets<br>( ) meets 0% to 50% of targets<br>( ) meets 51% to 75% of targets<br>(X) meets 76% to 100% of targets | | | ( ) has no targets<br>( ) meets 0% to 50% of targets<br>( ) meets 51% to 75% of targets<br>(X) meets 76% to 100% of targets | | |
| | **5 – EMPLOYEES INDICATORS (including subsidiaries)** | | | 2024 | | | 2023 |
| | **Employees at the end of the period** | | | 4,396 | | | 5,959 |
| | **New hires in the period** | | | 13 | | | 3 |
| | | Men | Women | Total | Men | Women | Total |
| | Level of education of employees: | 992 | 428 | **1,420** | 1,249 | 541 | **1,790** |
| | Graduate school | 1,248 | 395 | **1,643** | 1,743 | 560 | **2,303** |
| | Bachelor's degree | 431 | 21 | **452** | 892 | 57 | **949** |
| | Vocational school | 756 | 120 | **876** | 752 | 150 | **902** |
| | High school | 5 | 0 | **5** | 15 | 0 | **15** |
| | **Elementary School** | | | | | | |
| | Employees Age Grade: | | | **8** | | | **14** |
| | From 18 to 30 years old (exclusive) | | | **2,571** | | | **3,011** |
| | From 30 to 45 years old (exclusive) | | | **1,762** | | | **2,640** |
| | From 45 to 60 years old (exclusive) | | | **55** | | | **294** |
| | **Over 60 years old** | | | **964** | | | **1,309** |
| | **Women working in the company** | | | | | | |
| | % Women in management positions: | | | **8.6** | | | **7.0** |
| | In relation to total number of women | | | **22.5** | | | **22.1** |
| | **In relation to total number of managers** | | | **600** | | | **760** |
| | **Afro descendants working in the company** | | | | | | |
| | % Afro descendants in management positions: | | | **5.2** | | | **4.5** |
| | In relation to total number of afro-descendants | | | **8.4** | | | **8.3** |
| | **In relation to total number of managers** | | | **114** | | | **152** |
| | **Persons with special needs** | | | **16,979** | | | **21,898** |
| | **Dependents** | | | **11,848** | | | **8,550** |
| (2) | **Outsourced** | | | **113** | | | **166** |
| (2) | **Apprentices** | | | **390** | | | **370** |
| | **Interns** | | | **4,023** | | | **5,534** |
| | **Division of the company's highest salary by the lowest salary - including corporate administrators** | | | **63** | | | **33** |
| | **Number of employees earning more than 2 minimum wages** | | | **4,244** | | | **5,818** |
| | **Labor lawsuits** | | | | | | |
| | Number of cases in progress at the end of the year | | | **3,277** | | | **3,818** |
| | Number of new cases in the year | | | **1,299** | | | **979** |
| | Number of cases closed during the year | | | **1,733** | | | **1,579** |

## 6 – MATERIAL INFORMATION REGARDING THE EXERCISE OF CORPORATE CITIZENSHIP

| | | 2024 | 2023 |
|---|---|---|---|
| (3) | Number of Occupational Accidents (including accidents with outsourced employees) | 101 | 111 |
| | **Total number of consumer complaints and criticisms:** | | |
| | with the company | 21,360 | 25,289 |
| (4) | with Procon agency | 5,395 | 6,066 |
| | in Court | 10,637 | 8,317 |
| | **Percentage of complaints and criticisms answered or resolved:** | | |
| | by the company | 99.9% | 98.5% |
| (4) | by Procon agency | 100.0% | 100.0% |
| | in Court | 23.1% | 10.6% |

| | 2024 | Goals 2025 |
|---|---|---|
| Social and environmental projects developed by the company were defined by | Executive board and managers | executive board and managers |
| Safety and health standards in the workplace were defined by: | all + CIPA | all + Cipa |
| Regarding freedom of association, collective bargaining rights and internal representation of workers, the company: | encourages and follows ILO standards | encourages and will follow ILO standards |
| Private pension plans cover: | all | all |
| Profit sharing includes: | all | all |
| In the selection of suppliers, the same ethical, social responsibility and environmental standards adopted by the company: | are required | are required |
| Regarding participation of employees in volunteer work, the company: | organizes and encourages | will organize and encourage |

| | 7- WEALTH GENERATION AND DISTRIBUTION | 2024 | 2023 |
|---|---|---|---|
| | **Total added value to be distributed** | 16,623,558 | 15,447,086 |
| | **Value Added Distribution (DVA):** | | |
| | Third Parties | 13.7% | 14.2% |
| | Personnel | 8.3% | 13.9% |
| | Government | 59.3% | 55.1% |
| | Shareholders | 9.9% | 6.8% |
| | Withhold | 4.0% | 7.1% |
| (5) | Discontinued operations | 4.9% | 2.9% |

## 8 - OTHER INFORMATIONS

- Beginning 2010, the Brazilian Institute of Social and Economic Analyses (Ibase) no longer requires use of its Social Balance Sheet standard, given that the Institute understands that this tool and methodology are already commonly used by companies, consulting firms and institutes that promote corporate social responsibility in Brazil. Accordingly, Copel, which had already been using this model since 1999, grounded on Ibase guidance, decided to improve the presentation of its Social Balance Sheet by addressing the information required by NBC T 15, aiming at transparency of its information.
- The Notes (NEs) are an integral part of the Financial Statements and contain other socio-environmental information not included in this Social Balance Sheet.
- This Social Balance Sheet includes data about Copel's holding, wholly-owned subsidiaries, subsidiaries and consortiums, due to the consolidation of the Company's results, except when stated otherwise.

(1) This information refers to administrative sanctions that were introduced during the fiscal year and may be in the defense process or environmental lawsuits considered unfavorable during the fiscal year.

(2) Not included in the Company's headcount.

(3) Calculated using the methodology used in the GRI Sustainability Report G4 – indicator LA6.

(4) Includes the complaints in the Procon, Ombudsman, Consumer Gov.Aneel and Anatel deemed appropriate.

(5) Resulting from the divestment process of UEG Araucária and Compagas.

# 3. OPERATING PERFORMANCE

## 3.1. Macroeconomic analysis

The Brazilian macroeconomic scenario in 2024 was marked by an estimated Gross Domestic Product (GDP) growth of approximately 3.5%, surpassing initial expectations of 1.59%. This better-than-expected performance was driven by robust domestic demand and increased household consumption, supported by credit expansion and labor market resilience.

Positive signals in the labor market are reflected in the unemployment rate, which reached historical lows, with records associated with an increase in the employed population, both in formal and informal jobs, as well as an increase in the habitual real income mass.

On the other hand, inflation ended the year above the Brazilian Central Bank's target ceiling, at 4.83%, where the center was 3%, with a tolerance of ±1.5 percentage points, resulting from pressure on food and service prices, among other factors. This scenario necessitated a more restrictive monetary policy, resuming the cycle of interest rate increases, with the Selic rate ending the year in double digits.

In the fiscal realm, the approval of the new fiscal framework brought additional challenges. The Federal Government's capacity to increase revenue became crucial for balancing public accounts, but the implementation of these measures faced significant uncertainties. The perception of fiscal risk increased, affecting investor confidence, which was reflected in the depreciation of the Brazilian real (BRL) and the volatility of financial markets.

At the state level, Paraná established itself as the fourth-largest economy in Brazil. According to the Paraná Institute of Economic and Social Development (Ipardes), the research and statistics agency of the Government of Paraná, the state economy grew by 2.42% from January to September 2024, primarily driven by the services, commerce, and industry sectors. However, agricultural production faced some difficulties due to climatic instabilities, resulting in reduced harvests, particularly for wheat and corn crops. Additionally, similar to the national scenario, the labor market showed positive results, with the unemployment rate falling to 4%, the third-lowest rate in the historical series of the Brazilian Institute of Geography and Statistics (IBGE).

## 3.2. Regulatory environment

The year 2024 was marked by extreme weather events, such as the floods in Rio Grande do Sul, storms and blackouts in São Paulo, and severe droughts that affected the country and threatened hydropower generation, especially in the Southeast, Midwest, and North regions, the latter recording historical lows. This situation required the adoption of preventive measures by the National Electric System Operator (ONS) and other entities in the electric sector to preserve the strategic reservoirs of the National Interconnected System (SIN) while simultaneously maintaining full service to societal demands, which allowed for the end of 2024 with reservoir levels around 52%, an adequate storage condition for the system, according to the ONS.

The year was also marked by the expansion of the free energy market, the consolidation of decentralized generation with increased participation of Micro and Mini Distributed Generation (MMDG), and issues related to the security, flexibility, and long-term sustainability of the national electric sector due to the growing weight of renewable sources from wind and solar in the Brazilian electricity matrix, a reality that has generated significant challenges in the management and operation of the SIN.

In November 2024, the country celebrated reaching 50 gigawatts (GW) of operational installed capacity in solar energy, encompassing both MMDG and centralized generation, which, according to the Brazilian Photovoltaic Solar Energy Association (Absolar), would place Brazil in 6th position in the global ranking, behind only China, the United States, Germany, India, and Japan.

On one hand, the increased growth of renewable wind and solar sources strengthens the national energy matrix, aiding in the preservation of hydropower reservoirs, thus playing an important role in supporting energy supply during drought periods. On the other hand, it creates new challenges for system operation due to situations related to curtailment restrictions, in cases of generation cuts from wind and solar plants due to oversupply of energy, as well as the inverse situation, when demand remains high with increased load curves during nighttime peak hours, but solar generation becomes unavailable, necessitating the activation of thermal plants or increasing the output of hydropower plants when available.

Thus, this scenario has been driving the adoption of new mechanisms for managing and balancing the SIN, such as the adoption, in September 2024, of a new methodology by the ONS for generation restriction aimed at achieving a more balanced distribution of cuts, the implementation of new capacity reserve auctions to enable the activation of thermal or hydropower plants during these periods, the expansion of international exchange modalities with neighboring countries, as well as seeking new alternatives for meeting demand, such as those based on storage systems using batteries, topics that are gaining attention in the sector.

This is part of a larger process of energy transition and modernization of the sector, an irreversible path driven by new technologies such as electromobility, smart grids, digitalization, artificial intelligence, and tariff sandbox projects for experimenting with new tariff modalities and/or billing methods.

In 2024, the law establishing the legal framework for low-carbon hydrogen, Law 14,948, was enacted on August 2, 2024, regulating the production of hydrogen considered low-carbon and establishing a voluntary certification, in addition to providing tax incentives for the sector.

Also in 2024, Bill No. 576/2021 was approved, establishing the legal framework for the exploration and development of energy generation from offshore sources, whether wind, solar, or tidal, with presidential sanction on January 10, 2025, through Law No. 15,097/2025.

Regarding the actions of the Federal Government and the Ministry of Mines and Energy (MME), in April 2024, Provisional Measure No. 1,212/2024 was published, aimed at promoting the generation of clean electricity and mitigating, in the short term, the increase in energy tariffs caused by adjustments. In the case of renewable plants, the provisional measure extended the deadline by 36 months for renewable source projects to commence commercial operation of all their generating units with discounts on the Distribution System Usage Tariff (TUSD). This measure had its validity period concluded, but while it was in effect as law, it allowed the National Electric Energy Agency (Aneel) to approve 601 of the more than 2,000 extension requests made by generators under Provisional Measure No. 1,212/2024, which would amount to approximately 25.5 GW of installed capacity in projects located in 10 states across the country.

In June 2024, Federal Decree No. 12,084/2024 was issued, establishing the "Programa Energia Limpa no Minha Casa, Minha Vida", aimed at promoting the implementation of renewable electricity generation primarily for housing units under the Minha Casa, Minha Vida Program in Urban Range 1 and Rural Range 1.

In addition to opening public consultations aimed at improving the regulation of public policies and indicating a baseline scenario with perspectives for expanding energy supply, the MME published Normative Ordinance MME No. 89 on November 8, 2024, which defined general guidelines and established governance for the annual preparation of the Energy Planning Document (EPD).

Within Aneel, the Strategic Call for Research, Development, and Innovation Projects (RDI) No. 23/2024 was approved in March 2024, aimed at fostering projects focused on hydrogen production from low-carbon electricity, from its production to its use in the electric sector.

In May 2024, due to the State of Public Calamity in the State of Rio Grande do Sul, caused by extreme weather events with intense rains and historic floods, Aneel published Normative Resolution No. 1,092/2024 to relax the Rules for the Provision of Public Electricity Distribution Service to address this public calamity, prioritizing actions related to urgent and emergency services and the supply of energy to essential services and activities, as well as relaxing cut-off deadlines for non-payment and temporarily suspending collection actions.

The following are the main regulatory highlights by segment.

**Generation**

According to data from the Generation Information System of the National Electric Energy Agency (Aneel), in 2024, the country reached 208,930.7 MW of monitored capacity, with 84.95% coming from renewable sources, representing an increase of 10,321 MW in the electricity matrix compared to 2023, with solar photovoltaic sources contributing 51.9% and wind sources 39.2% to this increase.

Within the Ministry of Mines and Energy (MME), the following Public Consultations should be highlighted: (i) Public Consultation No. 160/2024 regarding a draft Ordinance containing the Guidelines for conducting the Auction for the Procurement of Electric Power, from new and existing generation projects, referred to as the Capacity Reserve Auction in the form of Power - LRCAP 2024, followed by Public Consultation No. 176/2024 for the LRCAP Storage of 2025; and (ii) Public Consultation No. 165/2024 regarding a draft Ordinance of Guidelines for conducting the Auctions for the Purchase of Electric Power from New Generation Projects "A-4" and "A-6" of 2024.

It is also noteworthy during this period the publication of MME Ordinance No. 797/2024, which stipulates that entrepreneurs negotiating electric power from wind sources in the Auctions referred to in Decrees 5,163 of July 30, 2004, and 6,353 of January 16, 2008, must initiate permanent anemometric and climatological measurements of the winds at the generation park site, at the height of the wind turbine axes, within one hundred and eighty days after signing the CCEAR or CER, as well as the publication of MME Normative Ordinance No. 95/2024, which establishes guidelines for conducting the Auction for the Purchase of Electric Power from New Generation Projects, referred to as the New Energy Auction "A-5" of 2025.

Within Aneel, in March 2024, Normative Resolution No. 1,085/2024 was published to amend the criteria and procedures for the participation of non-centrally dispatched hydropower projects in the Energy Reallocation Mechanism (ERM).

In September 2024, Aneel published Normative Resolution No. 1,103/2024 to establish provisions related to the procurement of Capacity Reserve in the form of power and to approve the model of the Power Use Contract for Capacity Reserve (Copcap), among other measures.

Additionally, during this period, Aneel published Normative Resolution No. 1,109/2024, which, among other points, amends Aneel Normative Resolution No. 1,030/2022, adjusting the wording of § 3 of Article 16, as well as correcting a methodological inconsistency pointed out by the Electric Energy Trading Chamber (CCEE) in § 4 of Article 16, in order to distribute the energy shortfall of the set of plants only among those plants that present a positive energy shortfall.

Regarding the auctions, in 2024, the MME conducted the Aneel generation auctions 003, 004, and 005/2024, primarily Existing Energy Auctions "A-1," "A-2," and "A-3" of 2024, aimed at contracting electric power from existing projects.

**Transmission**

On July 16, 2024, Aneel, through Homologatory Resolution No. 3,348, established the adjustment of the Allowed Annual Revenues (RAP) for electric power transmission assets for the 2024-2025 cycle, effective from July 1, 2024, to June 30, 2025. According to this resolution, the RAP for the 2024/2025 cycle for the operational transmission assets of Copel GeT and its participations became R$ 1,594.8 million, an increase of approximately 2.1%, already considering the effects of the reduction of the economic component of the Existing Basic Network (RBSE).

It is important to highlight that through Homologatory Resolutions No. 3,342/2024 and No. 3,343/2024, Aneel approved the revision of the RAP for the Concession Contracts related to the projects auctioned with review dates in July 2023 and July 2024. Additionally, through Homologatory Resolution No. 3,344/2024, the agency approved the results of the Second Periodic Review of the RAP for transmission concessionaires extended under Law No. 12,783/2013, to be effective from July 1, 2024, to June 30, 2028.

In 2024, two transmission auctions were held. The Aneel Transmission Auction No. 001/2024 took place on March 28, 2024, and all 15 lots were awarded, with an average discount of 41% and an expected investment of R$ 18.2 billion in transmission. The Aneel Transmission Auction No. 002/2024 occurred on September 27, 2024, offering 3 lots. All were awarded, with an average discount of 49% and an expected investment of R$ 3.4 billion in transmission.

In June 2024, Normative Resolution No. 1,096/2024 was published, approving the revision of Submodules 9.1 and 9.2 of the Tariff Regulation Procedures (PRORET), which establish the general concepts, applicable methodologies, and procedures for conducting Periodic Reviews, applicable to public service transmission concessionaires with extended and auctioned projects, following the conclusion of Public Consultation No. 31/2023.

Finally, it is worth mentioning Subsidy Request No. 25/2024 for the enhancement of the Aneel Reference Price Bank, used in the authorization processes, bidding for concession grants, and tariff reviews of electric power transmission concessionaires, as per Homologatory Resolution No. 758/2009, an activity belonging to Aneel's agenda, as well as Subsidy Request No. 8/2024 (Phase 2), for the Regulation of Decree No. 11,314, dated December 28, 2022, regarding the regulatory treatment for the compensation of non-depreciated or amortized transmission assets in cases of replacement or termination of concession.

**Trading**

With the advent of MME Ordinance No. 50/2022, which, starting January 1, 2024, relaxed the size requirements for consumers eligible to freely choose their energy supplier, the year 2024 was marked by a significant increase in the number of processes for migrating captive consumers to the free contracting environment. According to the Brazilian Association of Energy Traders (Abraceel), in 2024, more than 22,000 consumer units migrated to the free market, an increase of 58% compared to the previous year, reaching a total of 60,000 consumer units, which represent approximately 40% of the country's electricity consumption.

In 2024, the following regulatory resolutions from Aneel related to energy trading were highlighted:

- In April 2024, Aneel made changes to the Rules and Procedures for Electric Energy Trading through Normative Resolution No. 1,087/2024, approving revisions to Modules 11, 18, and 20 of the Trading Rules, as well as revisions to Submodules 1.3 and 7.1 of the Trading Procedures in light of the provisions regarding the Electric Energy Trading Chamber regulated by Decree No. 11,835 of 2023;

- Also in April 2024, Normative Resolution No. 1,089/2024 updated the Rules for Electric Energy Trading applicable to the Accounting and Settlement System, following the closure of Public Consultation No. 28/2021, established to gather input for the proposed amendment of the Trading Rules related to the characterization and allocation of costs for hydraulic displacement caused by inflexible thermal generation;

- In May 2024, Normative Resolution No. 1,090/2024 modified the methodology for calculating penalties for insufficient capacity for sale and for contractual coverage of electricity consumption, to take effect from January 1, 2025;

- In October 2024, Normative Resolution No. 1,104/2024 approved revisions to the Network Procedures, as well as the Rules and Procedures for Trading;

- In October 2024, the MME published Normative Ordinance GM/MME No. 87/2024, outlining the guidelines for importing electricity from Paraguay under firm contracts for negotiation in the Free Contracting Environment (FCE). The proposal regarding energy importation with capacity was made available for Public Consultation (CP No. 174/2024);

- In December 2024, Normative Resolution No. 1,110/2024 was published, encompassing changes for the regulation and operationalization of retail trading, approving the Rules for Electric Energy Trading applicable to the Accounting and Settlement System (ASS), the Procedures for Electric Energy Trading, as well as adjustments to related Normative Resolutions.

In 2024, Subsidy Request No. 14/2024 was notable for evaluating possible measures aimed at enhancing the regulatory framework, monitoring, and oversight of competitive aspects in the retail electricity market.

Regarding the auctions in the regulated environment, the participation and subsequent qualification of Copel Comercialização in Auction No. 3/2024-Aneel (LEE A-1 of 2024) was highlighted, negotiating 50 average MW with distributors under a two-year supply contract for the period 2025-2026.

**Distribution**

In 2024, the electric power distribution sector continued to face operational challenges related to climatic phenomena, with increasingly extreme events having significant effects on the electrical infrastructure in the areas of operation of the distributors. Notably, Aneel's Public Consultation No. 32/2024 addressed regulatory improvements associated with increasing the resilience of the distribution and transmission systems to extreme weather events.

It is important to highlight Decree No. 12,068/2024, which regulates the bidding and extension of electric power distribution concessions as provided in Article 4 of Law No. 9,074, dated July 7, 1995, and establishes guidelines for the modernization of public service distribution concessions in pursuit of greater quality and flexibility in future contracts.

Other important Public Consultations during the period included:

- Public Consultation No. 9/2024, aimed at contributions to the Regulatory Impact Analysis Report regarding proposals for alternatives for calculating required energy and non-technical losses in electric power distribution systems, considering the effects of Micro and Mini Distributed Generation (MMDG), as well as contributions related to amendments to existing regulations and proposals for standardization and improvement of the information provided in the Market Information Monitoring System for Economic Regulation (SAMP); and
- Public Consultation No. 29/2024, concerning the regulation of tariff implications of the early settlement of Covid Accounts and Water Scarcity, in accordance with Provisional Measure No. 1,212/2024 and Interministerial Ordinance MME/MF No. 1/2024, as well as Public Consultation No. 37/2024 regarding Extraordinary Tariff Review Requests (RTE) from the concessionaires Neoenergia Coelba, Neoenergia Brasília, Light, Neoenergia Cosern, Neoenergia Pernambuco, and Copel, for economic rebalancing, under Submodule 2.10 of PRORET, due to the effects of market reduction and increased default resulting from the Covid-19 pandemic.

During this period, Subsidy Requests No. 11/2024 were made to define a roadmap on regulatory matters and actions necessary for the modernization of distribution tariffs, No. 13/2024 to enhance the study "Evaluation of Regulatory Models for the Implementation of Smart Metering Systems in the Brazilian Distribution System," as well as Subsidy Request No. 27/2024 for the dissemination of information regarding the execution of Tariff Sandbox projects and receiving contributions on how Aneel should communicate the partial and final results of the projects.

The publication of Normative Resolution No. 1,094/2024 regulated Articles 21 and 24 of Law No. 14,300/2022, which address involuntary over-contracting and the sale of surpluses resulting from the microgeneration and minigeneration regime, as well as Normative Resolution No. 1,084/2024, which approved a new version of Submodule 6.8 of the Tariff Regulation Procedures (PRORET), addressing Tariff Flags, incorporating generation outside the merit order for energy security reasons into the methodology for activating Tariff Flags, among other points.

Finally, Homologatory Resolution No. 3,336/2024 approved the Annual Tariff Adjustment Index for Copel Distribuição for the 2024-2025 cycle, resulting in an average effect perceived by consumers of 0.00%, with 0.05% for High Voltage consumers and -0.03% for Low Voltage consumers, in addition to setting the Distribution System Usage Tariffs (TUSD) and Electric Energy Tariffs (TE) applicable to consumers and users of Copel Distribuição.

### 3.3. Business Segment

#### 3.3.1. Generation

On December 31, 2024, Copel operated 62 of its own power plants and participated in 12 plants, 26 of which were hydroelectric, 47 wind powered and one thermoelectric, with a proportional installed capacity of 6,572.8 MW and a physical guarantee of 2,904.3 MW average, as shown the table:

## Plants in Operation on December 31, 2024 - Physical Characteristics

| Developments | Installed Capacity (MW) | Physical Assurance (Average MW) | Ownership % | nal Installed Capacity (MW) | al Physical Assurance (Avarege MW) | Start of Commercial Operations | Concession expires on |
|---|---|---|---|---|---|---|---|
| **Hydroelectric Power Plants** | | | | | | | |
| HPP Gov. José Richa (Salto Caxias) | 1,240.0 | 553.4 | 100% | 1,240.0 | 553.4 | 02.18.1999 | 11.19.2054 |
| HPP Gov. Ney Aminthas de Barros Braga (Segredo) | 1,260.0 | 552.8 | 100% | 1,260.0 | 552.8 | 09.29.1992 | 11.19.2054 |
| HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia-FDA) | 1,676.0 | 567.6 | 100% | 1,676.0 | 567.6 | 10.01.1980 | 11.19.2054 |
| HPP Gov. Pedro Viriato Parigot de Souza (GPS) | 260.0 | 103.6 | 100% | 260.0 | 103.6 | 09.03.1971 | 01.03.2053 |
| HPP Gov. Jayme Canet Júnior (Mauá) | 363.1 | 188.5 | 51% | 184.1 | 96.1 | 11.23.2012 | 06.28.2049 |
| HPP Guaricana (1) | 36.0 | 16.1 | 100% | 36.0 | 16.1 | 01.01.1957 | 07.21.2028 |
| HPP Chaminé (1) | 18.0 | 11.6 | 100% | 18.0 | 11.6 | 01.01.1930 | 08.02.2028 |
| SHP Cavernoso II (1) | 19.0 | 10.5 | 100% | 19.0 | 10.5 | 05.15.2013 | 12.06.2050 |
| HPP Apucaraninha (1) | 10.0 | 6.7 | 100% | 10.0 | 6.7 | 04.06.1949 | 01.27.2027 |
| HPP Derivação do Rio Jordão | 6.5 | 5.9 | 100% | 6.5 | 5.9 | 12.02.1997 | 06.21.2032 |
| HPP Marumbi (1) | 4.8 | 2.4 | 100% | 4.8 | 2.4 | 04.05.1961 | (3) |
| HPP São Jorge (1) | 2.3 | 1.5 | 100% | 2.3 | 1.5 | 01.01.1945 | 07.24.2026 |
| HPP Chopim I (1) | 2.0 | 1.5 | 100% | 2.0 | 1.5 | 05.28.1963 | (3) |
| HPP Cavernoso (1) | 1.3 | 1.0 | 100% | 1.3 | 1.0 | 12.07.1965 | 06.23.2033 |
| HPP Melissa (1) | 1.0 | 0.6 | 100% | 1.0 | 0.6 | 01.31.1966 | (3) |
| HPP Salto do Vau (1) | 0.9 | 0.6 | 100% | 0.9 | 0.6 | 01.01.1959 | (3) |
| HPP Pitangui (1) | 0.9 | 0.1 | 100% | 0.9 | 0.1 | 01.01.1911 | (3) |
| HPP Baixo Iguaçu | 350.2 | 172.4 | 30% | 105.1 | 51.7 | 02.08.2019 | 12.03.2049 |
| HPP Colíder | 300.0 | 178.1 | 100% | 300.0 | 178.1 | 03.09.2019 | 01.30.2046 |
| SHP Bela Vista | 29.8 | 18.6 | 100% | 29.8 | 18.6 | 06.12.2021 | 01.02.2041 |
| HPP Santa Clara | 120.2 | 66.0 | 70% | 84.1 | 46.2 | 07.31.2005 | 05.10.2040 |
| HPP Fundão | 120.2 | 62.1 | 70% | 84.1 | 43.5 | 06.23.2006 | 06.11.2040 |
| HPP Dona Francisca | 125.0 | 72.5 | 23% | 28.8 | 16.7 | 02.05.2001 | 09.21.2037 |
| SHP Arturo Andreoli | 29.1 | 20.4 | 36% | 10.4 | 7.3 | 10.25.2001 | 07.07.2034 |
| SHP Santa Clara I | 3.6 | 2.5 | 70% | 2.5 | 1.7 | 08.13.2005 | (3) |
| SHP Fundão I | 2.5 | 2.1 | 70% | 1.7 | 1.5 | 12.29.2006 | (3) |
| **Total Hydroelectric Power Plants** | **5,982.4** | **2,619.1** | | **5,369.3** | **2,297.3** | **85%** | |
| **Thermal Power Station** | | | | | | | |
| TPS Figueira (1) | 20.0 | 17.7 | 100% | 20.0 | 17.7 | 04.08.1963 | 03.26.2019 |
| **Total Thermal power station** | **20.0** | **17.7** | | **20.0** | **17.7** | | |

continue

| Developments | Installed Capacity (MW) | Physical Assurance (Average MW) | Ownership % | nal Installed Capacity (MW) | al Physical Assurance (Avarege MW) | Start of Commercial Operations | Concession expires on |
|---|---|---|---|---|---|---|---|
| **Wind Energy Plants** | | | | | | | |
| Santa Maria | 29.7 | 15.7 | 100% | 29.7 | 15.7 | 23.04.2015 | 08.05.2047 |
| Santa Helena | 29.7 | 16.0 | 100% | 29.7 | 16.0 | 06.05.2015 | 09.04.2047 |
| Olho d'Água | 30.0 | 12.8 | 100% | 30.0 | 12.8 | 25.02.2015 | 01.06.2046 |
| São Bento do Norte | 30.0 | 11.3 | 100% | 30.0 | 11.3 | 25.02.2015 | 19.05.2046 |
| Eurus IV | 27.0 | 12.4 | 100% | 27.0 | 12.4 | 20.08.2015 | 27.04.2046 |
| Asa Branca I | 27.0 | 12.1 | 100% | 27.0 | 12.1 | 05.08.2015 | 25.04.2046 |
| Asa Branca II | 27.0 | 11.9 | 100% | 27.0 | 11.9 | 15.09.2015 | 31.05.2046 |
| Asa Branca III | 27.0 | 12.3 | 100% | 27.0 | 12.3 | 04.09.2015 | 31.05.2046 |
| Farol | 20.0 | 8.8 | 100% | 20.0 | 8.8 | 25.02.2015 | 20.04.2046 |
| Ventos de Santo Uriel | 16.2 | 9.0 | 100% | 16.2 | 9.0 | 22.05.2015 | 09.04.2047 |
| Boa Vista | 14.0 | 5.2 | 100% | 14.0 | 5.2 | 25.02.2015 | 28.04.2046 |
| Cutia | 23.1 | 9.6 | 100% | 23.1 | 9.6 | 22.12.2018 | 05.01.2042 |
| Esperança do Nordeste | 27.3 | 9.1 | 100% | 27.3 | 9.1 | 29.12.2018 | 11.05.2050 |
| Guajiru | 21.0 | 8.3 | 100% | 21.0 | 8.3 | 29.12.2018 | 05.01.2042 |
| Jangada | 27.3 | 10.3 | 100% | 27.3 | 10.3 | 29.12.2018 | 05.01.2042 |
| Maria Helena | 27.3 | 12.0 | 100% | 27.3 | 12.0 | 29.12.2018 | 05.01.2042 |
| Potiguar | 27.3 | 11.5 | 100% | 27.3 | 11.5 | 29.12.2018 | 11.05.2050 |
| Paraíso dos Ventos do Nordeste | 27.3 | 10.6 | 100% | 27.3 | 10.6 | 05.01.2019 | 11.05.2050 |
| São Bento do Norte I | 23.1 | 10.1 | 100% | 23.1 | 10.1 | 31.01.2019 | 04.08.2050 |
| São Bento do Norte II | 23.1 | 10.8 | 100% | 23.1 | 10.8 | 29.01.2019 | 04.08.2050 |
| São Bento do Norte III | 23.1 | 10.2 | 100% | 23.1 | 10.2 | 09.04.2019 | 04.08.2050 |
| São Miguel I | 21.0 | 9.3 | 100% | 21.0 | 9.3 | 14.02.2019 | 04.08.2050 |
| São Miguel II | 21.0 | 9.1 | 100% | 21.0 | 9.1 | 02.02.2019 | 04.08.2050 |
| São Miguel III | 21.0 | 9.2 | 100% | 21.0 | 9.2 | 14.02.2019 | 04.08.2050 |
| Palmas (2) | 2.5 | 0.4 | 100% | 2.5 | 0.4 | 01.02.1999 | 29.09.2029 |
| Vila Ceará I (Paraíba IV) | 32.0 | 17.8 | 100% | 32.0 | 17.8 | 19.12.2020 | 14.01.2054 |
| Vila Maranhão I | 32.0 | 17.8 | 100% | 32.0 | 17.8 | 11.02.2021 | 11.01.2054 |
| Vila Maranhão II | 32.0 | 17.8 | 100% | 32.0 | 17.8 | 31.03.2021 | 14.01.2054 |
| Vila Maranhão III | 32.0 | 16.6 | 100% | 32.0 | 16.6 | 29.09.2020 | 14.01.2054 |
| Vila Mato Grosso I | 58.9 | 28.6 | 100% | 58.9 | 28.6 | 11.06.2021 | 06.12.2054 |
| Jandaíra Energias Renováveis I | 10.4 | 5.6 | 100% | 10.4 | 5.6 | 18.11.2022 | 02.04.2055 |
| Jandaíra Energias Renováveis II | 24.3 | 12.3 | 100% | 24.3 | 12.3 | 18.10.2022 | 02.04.2055 |
| Jandaíra Energias Renováveis III | 27.7 | 14.8 | 100% | 27.7 | 14.8 | 04.11.2022 | 02.04.2055 |
| Jandaíra Energias Renováveis IV | 27.7 | 14.2 | 100% | 27.7 | 14.2 | 15.10.2022 | 02.04.2055 |
| Aventura II | 21.0 | 13.1 | 100% | 21.0 | 13.1 | 08.07.2021 | 05.06.2053 |
| Aventura III | 25.2 | 15.5 | 100% | 25.2 | 15.5 | 08.07.2021 | 11.06.2053 |
| Aventura IV | 29.4 | 18.5 | 100% | 29.4 | 18.5 | 08.07.2021 | 05.06.2053 |
| Aventura V | 29.4 | 17.9 | 100% | 29.4 | 17.9 | 08.07.2021 | 05.06.2053 |
| Santa Rosa e Mundo Novo I | 33.6 | 17.3 | 100% | 33.6 | 17.3 | 08.02.2022 | 04.06.2053 |
| Santa Rosa e Mundo Novo II | 29.4 | 17.2 | 100% | 29.4 | 17.2 | 01.12.2021 | 04.06.2053 |
| Santa Rosa e Mundo Novo III | 33.6 | 21.5 | 100% | 33.6 | 21.5 | 05.01.2022 | 04.06.2053 |
| Santa Rosa e Mundo Novo IV | 33.6 | 21.0 | 100% | 33.6 | 21.0 | 01.01.2022 | 01.06.2053 |
| Santa Rosa e Mundo Novo V | 25.2 | 15.8 | 100% | 25.2 | 15.8 | 18.12.2021 | 01.06.2053 |
| Santo Cristo | 27.5 | 15.3 | 49% | 13.5 | 7.5 | 30.06.2015 | 18.04.2047 |
| Reduto | 27.0 | 14.4 | 49% | 13.2 | 7.1 | 26.06.2015 | 16.04.2047 |
| São João | 27.0 | 14.3 | 49% | 13.2 | 7.0 | 30.06.2015 | 26.03.2047 |
| Carnaúbas | 27.0 | 13.1 | 49% | 13.2 | 6.4 | 30.06.2015 | 09.04.2047 |
| **Total Wind Energy Plants** | **1,238.9** | **618.4** | | **1,183.5** | **589.3** | | |
| **Total Sources** | **7,241.3** | **3,255.2** | | **6,572.8** | **2,904.3** | | |

(1) In the process of swap assets. (Note 37).

(2) On 12.9.2024, the request for termination of the concession of the plant was submitted to the Granting Authority, under the terms of the CCVA entered into with Electra/Intrepid, referring to the divestment of small-scale assets.

(3) Indefinite validity.

To fulfill important strategic and sustainability guidelines established for the generation business, the Company's main purpose is to profitably and sustainably boost the share of renewable alternative sources in the energy mix.

In the segment of electric energy generation, we also emphasize to:

- **UEG Araucária:** Completed on July 1º, 2024, after all conditions set out in the contract have been met, the divestment process of Copel's 81.2% shareholding in UEGA completed, through a competitive procedure, in line with Copel's Business Strategic Planning - Vision 2030 and compliance with the decarbonization guideline of the generation matrix Company. The Share Purchase and Sale Agreement and Other Agreements ("CCVA") was signed with the company Âmbar Energia S.A. (Note 37).

Parque de Geração
Garantia Física por Fonte


Hidrelétricas
Eólicas
Termelétricas
1%
79%
20%

- **Renewal of the Concessions of the Salto Caxias, Segredo and Foz do Areia plants:** On August 11, 2023, the financial settlement of the secondary base offering of shares held by the State of Paraná and the primary base offering of new Copel shares occurred, transforming Copel into a limited liability company dispersed capital and no controlling shareholder (Corporation). As a result of this operation, Copel complied with the requirements for obtaining new concession contracts for the Salto Caxias, Segredo and Foz do Areia plants, under the terms of Law No. 9,074/1995. On November 19, 2024, new concession contracts were signed with the Granting Authority, ensuring another 30 years of operation of 64% of the Company's installed capacity (Note No. 1).
- **Divestment in Small-Scale Generation Assets:** On November 25, 2024, a purchase and sale agreement for shares was signed with Electra Hydra/Intrepid regarding the Company's divestment from 13 assets. More information can be found in Relevant Fact 10/24 (NE No. 37).
- **Uncrossing of Assets:** On December 12, 2024, a contract was signed in which Copel receives the total Eletrobras participation in the Mauá Hydroelectric Plant and the Mata de Santa Genebra transmission line, thereby acquiring 100% of the respective assets. In exchange, the Company transfers the Colider Hydroelectric Plant and R$ 365.0 million to Eletrobras upon closing of the transaction, subject to customary market price adjustments. The closing is contingent upon the fulfillment of certain customary conditions precedent for this type of transaction (NE No. 37).

### 3.3.2. Transmission

The main responsibility of the segment is to provide electric energy transportation and transformation services, and is responsible for the construction, operation and maintenance of substations, as well as for the lines for the transmission of energy.

The Company owns and participates in transmission concessions in operation, corresponding to 9,684 kilometers of transmission lines, with a processing power of its substations in the order of 20,962 MVA (megavolt amperes).

## Transmission Lines and Substations in Operation on December 31, 2024

| Transmission Lines and Substations | | Circuit | Tension (kV) | Extension (km) | Transformation capacity (MVA) | Commercial Operations expected to start on | Concession expires on |
|---|---|---|---|---|---|---|---|
| Own Transmission Lines and Substations | | | | 3,394 | 14,890 | | |
| Contract 060/2001 | Miscellaneous transmission facilities (1) | Both | Varied | 2,129 | 12,940 | Several | 01.01.2043 |
| Contract 075/2001 | LT Bateias - Jaguariaíva | CS | 230 kV | 137 | — | 11.01.2003 | 08.17.2031 |
| Contract 006/2008 | LT Bateias - Pilarzinho | CS | 230 kV | 32 | — | 09.14.2009 | 03.17.2038 |
| Contract 027/2009 | LT Foz do Iguaçu - Cascavel Oeste | CS | 525 kV | 117 | — | 12.06.2012 | 11.19.2039 |
| Contract 010/2010 | LT Araraquara 2 - Taubaté | CS | 500 kV | 334 | — | 07.27.2018 | 10.06.2040 |
| Contract 015/2010 | SE Cerquilho III | — | 230/138 kV | — | 300 | 06.01.2014 | 10.06.2040 |
| Contract 022/2012 | LT Londrina - Figueira C2 | CS | 230 kV | 92 | — | 06.30.2015 | 08.27.2042 |
| | LT Foz do Chopim - Salto Osório C2 | CS | 230 kV | 10 | — | | |
| Contract 002/2013 | LT Assis - Paraguaçu Paulista II C1 e C2 | CD | 230 kV | 83 | — | 01.25.2016 | 02.25.2043 |
| | SE Paraguaçu Paulista II | — | 230 kV | — | 150 | | |
| Contract 005/2014 | LT Bateias - Curitiba Norte | CS | 230 kV | 31 | — | 07.29.2016 | 01.29.2044 |
| | SE Curitiba Norte | — | 230/138 kV | — | 300 | | |
| Contract 021/2014 | LT Foz do Chopim - Realeza | CS | 230 kV | 52 | — | 03.05.2017 | 09.05.2044 |
| | SE Realeza | — | 230/138 kV | — | 300 | | |
| Contract 022/2014 | LT Assis - Londrina C2 | CS | 500 kV | 122 | — | 09.05.2017 | 09.05.2044 |
| Contract 006/2016 | SE Medianeira Norte | — | 230/138 kV | — | 300 | 06.09.2019 | 04.07.2046 |
| | SE Andirá Leste | — | 230/138 kV | — | 300 | 09.07.2019 | 04.07.2046 |
| | SE Curitiba Centro | — | 230/138 kV | — | 300 | 09.04.2019 | 04.07.2046 |
| | SE Baixo Iguaçu | — | 230 kV | — | — | 12.21.2020 | 04.07.2046 |
| | LT Curitiba Centro - Uberaba C1 | CS | 230 kV | 8 | — | 09.04.2019 | 04.07.2046 |
| | LT Curitiba Centro - Uberaba C2 | CS | 230 kV | 8 | — | 09.04.2019 | 04.07.2046 |
| | LT Baixo Iguaçu - Realeza Sul | CS | 230 kV | 37 | — | 08.04.2019 | 04.07.2046 |
| | LT Curitiba Leste - Blumenau | CS | 525 kV | 145 | — | 03.28.2021 | 04.07.2046 |
| | LT Baixo Iguaçu - Cascavel Oeste | CS | 230 kV | 57 | — | 12.21.2020 | 04.07.2046 |

continue

| Transmission Lines and Substations | | Circuit | Tension (kV) | Extension (km) | Transformation capacity (MVA) | Commercial Operations expected to start on | Concession expires on |
|---|---|---|---|---|---|---|---|
| Special Purpose Entity | | | | 6,290 | 6,072 | | |
| Costa Oeste Transmissora de Energia S.A. | | | | | | Property: 100% | |
| Contract 001/2012 | LT Cascavel Norte - Cascavel Oeste | CS | 230kV | 29 | | | |
| | LT Cascavel Norte - Umuarama Sul | CS | 230 kV | 130 | — | 08.31.2014 | 01.12.2042 |
| | SE Umuarama Sul | — | 230/138 kV | — | 300 | 07.27.2014 | |
| Caiuá Transmissora de Energia S.A. | | | | | | Propriedade: 49% | |
| Contract 007/2012 | LT Umuarama - Guaíra | CS | 230 kV | 105 | — | 05.12.2014 | 05.10.2042 |
| | LT Cascavel Oeste - Cascavel Norte | CS | 230 kV | 37 | — | 07.02.2014 | |
| | SE Santa Quitéria - SF6 | — | 230/138/ 13,8 kV | — | 400 | 06.01.2014 | |
| | SE Cascavel Norte | — | 230/138 kV | — | 300 | 07.02.2014 | |
| Marumbi Transmissora de Energia S.A. | | | | | | Property: 100% | |
| Contract 008/2012 | LT Curitiba - Curitiba Leste | CS | 525 kV | 29 | — | 06.28.2015 | 05.10.2042 |
| | SE Curitiba Leste | — | 525/230 kV | — | 672 | | |
| Integração Maranhense e Transmissora de Energia S.A. | | | | | | Property: 49% | |
| Contract 011/2012 | LT Açailândia - Miranda II | CS | 500 kV | 365 | — | 12.02.2014 | 05.10.2042 |
| Matrinchã Transmissora de Energia (TP NORTE) S.A. | | | | | | Property: 49% | |
| Contract 012/2012 | LT Paranatinga - Ribeirãozinho | CD | 500 kV | 710 | — | 07.29.2016 | 05.10.2042 |
| | LT Paranaíta - Cláudia | CD | 500 kV | 594 | — | 10.09.2015 | |
| | LT Cláudia - Paranatinga | CD | 500 kV | 708 | — | 07.29.2016 | |
| | LT Sinop - Interocoção Santa Carmen | CS | 500 kV | 21 | — | 10.09.2015 | |
| | SE Paranaíta | — | 500 kV | — | — | 10.09.2015 | |
| | SE Cláudia | — | 500 kV | — | — | 10.09.2015 | |
| | SE Paranatinga | — | 500 kV | — | — | 07.29.2016 | |
| | SE Sinop | — | 500 kV | — | 800 | 10.09.2015 | |
| Mata de Santa Genebra Transmissão S.A. | | | | | | Property: 50,1% | |
| Contract 001/2014 | SE Fernão Dias | — | 500/440 kV | | 3,600 | 02.07.2020 | 05.15.2044 |
| | LT Bateias - Itatiba | CS | 500 kV | 414 | — | 03.05.2020 | |
| | LT Araraquara 2 - Itatiba | CS | 500 kV | 223 | — | 03.24.2020 | |
| | LT Araraquara 2 - Fernão Dias | CS | 500 kV | 250 | | 05.03.2020 | |
| Guaraciaba Transmissora de Energia S.A. | | | | | | Property: 49% | |
| Contract 013/2012 | LT Ribeirãozinho - Rio Verde Norte C3 | CS | 500 kV | 240 | — | 08.30.2016 | 05.10.2042 |
| | LT Rio Verde Norte - Marimbondo II | CD | 500 kV | 690 | — | | |
| | SE Marimbondo II | — | 500 kV | — | — | | |
| | SE Rio Verde | — | 500 kV | — | — | | |
| Paranaíba Transmissora de Energia S.A | | | | | | Property: 24,5% | |
| Contract 007/2013 | LT Barreiras II - Rio das Éguas | CS | 500 kV | 244 | — | 01.30.2017 | 05.02.2043 |
| | LT Rio das Éguas - Luziânia | CS | 500 kV | 350 | — | | |
| | LT Luziânia - Pirapora 2 | CS | 500 kV | 373 | — | | |
| Cantareira Transmissora de Energia S.A. | | | | | | Property: 49% | |
| Contrat 019/2014 | LT Estreito - Fernão Dias C1 e C2 | CD | 500 kV | 656 | — | 03.05.2018 | 09.05.2044 |
| Uirapuru Transmissora de Energia S.A. | | | | | | Property: 100% | |
| Contracto 02/2005 | LT Ivaiporã - Londrina ESUL | CS | 500 kV | 122 | | 07.09.2006 | 03.05.2035 |
| Total | | | | 9,684 | 20,962 | | |

The transmission concessions in operation currently generate RAP to Copel Geração e Transmissão of R$1.59 billion, proportional to its share in the projects.

In addition to the works gained in the auctions promoted by Aneel, Copel Geração e Transmissão has works stemming from the authorization resolutions in order to expand and improve existing facilities, such as:

**Authorization Resolution 9,219/2020:** implementation of reinforcements in the 230 kV Guaíra substation, with an investment of approximately R$44.9 million and RAP of approximately R$6.8 million, with the start of commercial operations in October 2024.

**Authorization Resolution 10,666/2021:** implementation of reinforcements in the 230 kV CIC substation, with an investment of approximately R$24.4 million and RAP of approximately R$3.7 million, with the start of commercial operations in April 2024.

**Authorizing Resolution n.º 12,638/2022:** implementation of reinforcements in the 230 kV Campo do Assobio substation, with an investment of approximately R$65 million and RAP of approximately R$9.7 million, as from the start of commercial operation, which Aneel expects to be November 2025.

**Authorizing Resolution n.º 12,692/2022**: recapacitation of the 230 kV Gralha Azul - Umbará transmission line, with an investment of approximately R$8.1 million and RAP of approximately R$1.3 million, with the start of commercial operations in December 2024.

**Authorizing Resolution No. 13,573/2023:** sectioning of the 230 kV Cascavel – Salto Osório C1 transmission line at the Foz do Chopim substation, with the implementation of a double circuit section between the sectioning point and the Foz do Chopim substation and two input modules line at the Foz do Chopim substation, with a total investment of around R$25.5 million and RAP of approximately R$4.0 million, from the start of commercial operation, whose deadline predicted by Aneel is February 2026.

**Authorizing Resolution No. 14,531/2023**: major improvements (replacement of transformers and reactors) at the Maringá, Cascavel, Campo Comprido, Figueira, Londrina COT, Ponta Grossa Sul and Uberaba substations, with a total investment of around R$135.5 million and RAP of approximately R$22.5 million, upon entry into commercial operation of the projects, whose deadline set by Aneel is May 2026.

**Authorizing Resolution No. 14,711/2023:** implementation of reinforcements at the 230 kV Umuarama Sul substation, owned by Costa Oeste Transmissora de Energia S.A., a wholly owned subsidiary of Copel GeT, with an investment of around R$33.9 million and a RAP of approximately R$4.5 million, upon entry into commercial operations, the deadline set by Aneel is November 2025.

**Dispatch No. 1,373/2024-SCE/Aneel:** implementation of reinforcements at the 230 kV Campo Mourão substation, with an investment of approximately R$ 34.4 million and an Allowed Annual Revenue (RAP) of about R$ 5.6 million, effective from the start of commercial operation, which is scheduled by Aneel for November 2026.

**Dispatch No. 3,014/2024-SCE/Aneel:** implementation of reinforcements at the 230 kV Realeza Sul substation, with an investment of approximately R$ 9.0 million and an RAP of about R$ 1.2 million, effective from the start of commercial operation, which is scheduled by Aneel for April 2027.

**Authorizing Resolution No. 15,532/2024:** implementation of reinforcements at the 525 kV Curitiba Leste substation, granted to Marumbi Transmissora de Energia S.A., a wholly-owned subsidiary of Copel GeT, with an investment of approximately R$ 47.1 million and an RAP of about R$ 6.4 million, effective from the start of commercial operation, which is scheduled by Aneel for April 2027.

### 3.3.3. Distribution

Copel Distribuição is one of the most prominent energy distributors in the electricity sector in the country and Latin America. The Company operates in the regulated distribution of electricity in 395 municipalities. The service reaches 5.2 million consumer units distributed in the residential, industrial, commercial, rural, power and public services, public lighting and supplied classes.

The Company operates and maintains the facilities at voltage levels of up to 138kV, acting in accordance with the best industry practices and applicable standards, in the operation, maintenance, planning of the electrical system and modernization of the facilities, in order to ensure the continuity and efficiency of the service provided.

- **Distribution lines and Substations**

In 2024, substations were connected to reinforce the electrical distribution system, improving quality and increasing the availability of electric energy to consumers. The works on new substations and expansions added approximately 548,19 MVA to the distribution system and the new high voltage lines completed in the period added 3.289 km of distribution and transmission lines.

**Distribution line extensions:**

| Distribution line Extension (km) | 2024 | 2023 |
|---|---|---|
| 13,8 kV | 114,299 | 112,871 |
| 34,5 kV | 92,558 | 90,902 |
| 69,0 kV | 778 | 778 |
| 138,0 kV | 6,972 | 6,767 |
| **Total** | **214,607** | **211,318** |

**Voltage-open substation park:**

| Tension | 2024 | | 2023 | |
|---|---|---|---|---|
| | Automated | MVA | Automated | MVA |
| 34,5 kV | 236 | 1,695 | 236 | 1,665 |
| 69,0 kV | 36 | 2,502 | 36 | 2,502 |
| 88,0 kV | — | 5 | — | 5 |
| 138,0 kV | 124 | 8,368 | 119 | 7,850 |
| Total | 396 | 12,570 | 391 | 12,022 |

- **Management of energy losses**

The national electrical system is made up of generation, transmission and distribution. Losses refer to the electrical energy generated that passes through transmission lines (Basic Network) and distribution networks, but which is not sold for technical or commercial reasons.

In this context, losses can be segmented between Losses in the Basic Network, which are external to the concessionaire's distribution system and have an imminently technical origin, and Distribution Losses, which can be of a technical or non-technical nature.

The technical losses refer to the portion of losses in the distribution inherent to the transmission process, voltage transformation and energy measurement in the concessionaire's grid. Non-technical losses, in turn, represent all other losses associated with the distribution of electric energy, such as energy thef, (illegal connection, direct diversion from the network), fraud (tampering with the meter or diversions), reading, measurement and billing errors.

**Actions**

Copel Distribuição maintains a Program to Combat Non-Technical Losses that consists of several actions that aim to reduce or maintain the current level of non-technical losses, through the following actions:

- Improvement of actions to combat irregular procedures, improving the performance of targeted inspections;
- Investments intended for the provision and/or acquisition of inspection equipment;
- Preparation and execution of specific training and recycling related to commercial losses;
- Carrying out inspections, both at Medium and Low Voltage;
- Educational notes in the press and messages on the electricity bill.
- Joint operations with Security Forces (Civil Police, Military Police, Federal Policce and Public Ministry); and
- Opening of police investigations in regions where significant numbers of irregular procedures were found


Loss index (%)
15.8%
9.0%
1.2%
1.9%
5.9%
9.1%
1.1%
2.4%
5.6%
2023
2024
Brazil Average
Brazil Average
Basic grid
Non-tecnical losses
Technical losses

**Perdas**

In 2024, global losses (total calculated from generation to the final consumer) represented 9.1% of all energy injected into the distributor's system, with 5.6% being technical losses, 2.4% non-technical losses and 1.1% losses in the basic network.

- **Overcontracting**

In the process of purchasing electric power, Copel Distribuição estimates that it will conclude the year 2024 with a contracting level of 102.5%. The verification of total market coverage considers the period encompassed by the calendar year, with the difference between the costs covered by the tariff and those actually incurred with the purchase of energy being fully passed on to captive consumers, provided that the Distributor presents a contracting level between 100% and 105% of its market, plus the amounts of involuntary over-contracting recognized by the regulator.

Considering that the Company finished the year within regulatory limits, there is no expectation of risk of penalties for over-contracting.

- **Tariff Flags**

With the improvement of the water situation observed in the country, from January to June 2024, the tariff flag remained green. In the following months, conditions changed. In July 2024, the established flag was yellow, returning to green the following month. In September 2024, the flag was red – level 1, in October 2024, it was red – level 2, returning to yellow in November 2024 and to green in December 2024.

- **Annual Tariff Adjustment (RTA)**

The result of Copel Distribuição's 2024 RTA was approved by Aneel through Approval Resolution No. 3,336 of June 18, 2024, authorizing the average adjustment of 0.0% perceived by consumers (10.5% in June 2023 by Homologatory Resolution No. 3,209 of June 20, 2023), and whose application was fully applied to tariffs from June 24, 2023. For high voltage consumers, the average adjustment was 10.05% and 0.03% for low voltage consumers (respectively, 8.31% and 11.73% in 2023). The details of the adjustment items are disclosed in Technical Note No. 90/2024 STR-ANEEL, dated June 12,2024.

- **Quality of Supply**

Supply quality is measured by indicators that monitor distributors' performance in terms of the continuity of the service provided. The System Average Interruption Duration Index - SAIDI (DEC in Portuguese) measures the number of hours on average that consumers remain without power during a certain period. The Customer Average Interruption Duration Index – CAIDI (FEC in Portuguese) indicates the average number of outages per consumer unit.

Based on DEC and FEC, Aneel establishes individual continuity parameters which are itemized in consumers' monthly bills. When these indicators exceed established limits, consumers receive financial compensation on their energy bill.

Copel Distribuição's results of DEC and FEC remain in compliance with the regulatory limits imposed by Aneel, resulting the investments in performance and expansion work, and the increase in the periodic maintenance and preventive inspections, presented in the following graphs.

**DEC - Equivalent Interruption Duration per Consumer Unit**

Number of hours, on average, that a consumer is without electricity during a period


DEC evolution (hours)
Copel DEC
DEC Limit Aneel
Hours (de 1 à 20)
9.79
9.29
9.19
8.69
8.36
7.83
7.22
7.98
7.85
7.92
2020
2021
2022
2023
2024

**FEC - Equivalent Interruption Frequency per Consumer Unit**

Indicates how many times, on average, there was an interruption in the electrical power supply in the consumer unit.


FEC Evolution (interruptions)
FEC Copel
FEC limit Aneel
Interruptions (de 1 à 15)
7.39
6.84
6.80
6.39
5.94
5.61
4.83
5.29
5.20
5.35
2020
2021
2022
2023
2024

- **Copel Distribuição Concession Agreement**

The Company must comply with the efficiency indicators and procedures regarding supply continuity and the economic and financial management of the public electricity distribution service concessions, to maintain the concession contract. The calculation criteria are demonstrated in NE 27.2.8 of the Financial Statements of Copel Distribuição.

**Economic-financial management:** Copel Distribuição complied with and is in compliance with the Efficiency in Economic-Financial Management indicators in 2023. In relation to 2024, the result will be disclosed in the 2024 Regulatory Accounting Statements of Copel Distribuição, which will take place on April 16, 2025, considering that the calculation is based on the annual regulatory result.

**DEC and FEC quality indicator:** In relation to the DEC and FEC quality indicators, Copel Distribuição has remained below the limits imposed by Aneel. From 2022 onwards, these indicators cover all occurrences, regardless of their origin, including losses in the basic network that are external to the concessionaire's distribution system and have an technical origin.

- **Non-Paying Consumers**

In December 2024, the default by Copel DIS consumers, also called Corporate Default, was R$247.2 million, which is equivalent to 1.05% of billing for the previous 12 months, a increase of 14.9% compared to December 2023 (R$215.2 million), which is equivalent to 1.01% of Copel DIS's revenue.

| Indicator | 2024 | 2023 | Variação % |
|---|---|---|---|
| Company Non-Payment (1) | 1.05% | 1.01% | 3.96% |
| Abradee Non-Payment (2) | 2.14% | 2.32% | -7.76% |

(1) Non-payment rate Corporate Criteria: Pending energy from 15 to 360 days and rolling 12 months

(2) Non-payment rate Abradee Criteria: Pending energy from 1 to 90 days and rolling 12 months

The Company adopts collection tools, such as default notices (SMS, email, title protest, collection letter) and, ultimately, suspension of supply.

- **Highlights of Copel Distribuição**

**Transformation Program**

The Transformation Program constitutes a broad investment plan with the objective of modernizing, automating and renewing the distribution network and private communication network with standardized technologies to service automation equipment.

Among the expected benefits are the reinforcement of rural networks to reduce disconnections and guarantee support for agribusiness growth in the State of Paraná, reduction of costs with operation and maintenance (O&M) and commercial services, improvement in the control of DEC quality indicators and FEC, in addition to the fact that the investments should have an impact on increasing the remuneration base, which will undergo a tariff review in 2026.

The program is made up of projects for maintenance and expansion of the electrical system in the Copel Distribuição concession area, covering the construction of approximately 25 thousand km of new networks, 15 thousand new automated points and the implementation of smart grid technology in the state from Paraná.

**Smart electrical grids - REI**

The smart electrical grids program aims to implement a private communication network with standardized technology to service all distribution network automation equipment and advanced measurement infrastructure, and the use of smart electronic energy meters.

In this way, the network allows bidirectional communication between consumers and the centralized control systems used by Copel Distribuição.

Smart meters represent the future of the electricity sector, as they are key pieces for transforming urban centers into smart cities.

With the new system, consumption reading becomes remote, which facilitates control of the entire electrical network, from the substation to the final consumer. In this context, the consumer now has the autonomy to monitor their energy use through the cell phone application. Remote connection to the smart grid also eliminates the need for teams to travel, which helps the environment, avoiding CO2 emissions.

**Paraná Trifásico**

The Paraná Trifásico project represents the improvement and renewal of rural distribution networks in the Company's concession area, with the implementation of a three-phase network and the creation of redundancy in the main rural branches.

It began in 2020 with the aim of improving the quality of supply, renewing assets and providing greater security for employees and the population. The works on the Paraná Trifásico are ongoing with another 1,300 kilometers under construction.

The objective is to reduce power outages and make the connection of properties that require a three-phase connection for their supply more accessible, boosting the rural economy in Paraná. By 2025, the program will complete 25 thousand kilometers of new networks, totaling R$3.1 billion.

Interconnections are being made between the feeders, using a new protected cable technology, which brings greater security and reduces the number of disconnections, impacting on improving the quality of consumer services and quality indices that measure the number of hours (DEC) and the frequency (FEC) with which the consumer remained without electricity.

**Total Reliability Project**

Started in 2020, the project aims to ensure modernity in energy network operations by maintaining full full communication between teams and the availability of equipment on the network; equipment automation; maintenance of the entire municipality with substation (SE); expand network circuits and Self Healing equipment; among others.

By the end of 2024, the project had completed 89.74% of the scheduled schedule, with a total of R$451.4 million being invested. In 2024, R$86.5 million were invested.

**Compact and Protected Networks**

The Company has been implementing compact networks predominantly in urban areas with a high degree of forestry close to distribution networks and protected networks exclusively in rural areas. Compact networks avoid cutting and pruning trees and improve the quality of supply, as they reduce the number of disconnections.

Protected networks also improve the quality and reliability of the system, as they avoid interruptions due to contact with vegetation or other objects and bad weather. At the end of 2024, the length of the installed compact and protected networks was 32,544 km (27,851 km in 2023).

**Isolated Secondary Network**

Copel Distribuição also invests in low voltage isolated secondary networks (127/220V), which present significant advantages in relation to the conventional aerial network, such as: improving the indicators of Equivalent Duration of Interruption per Consumer Unit - DEC and Equivalent Frequency of Interruption by Consumer Unit – FEC; make energy theft difficult; improve environmental conditions; reduce pruning areas; increase security; reduce voltage drop across the network; increase the useful life of transformers by reducing the number of short circuits in the network, among others.

At the end of 2024, the length of the installed isolated secondary distribution networks was 22,686 km (21,827 km in 2023), an increase of 859 km, 3.76%, in twelve months.

### 3.3.4. Trading

Copel Mercado Livre has a portfolio of approximately 1,529 customers served in 22 Brazilian states, reaching an average volume of 2.76 GW of energy sold in the Electricity Trading Chamber – CCEE in 2024, thus, increasing the share of sales from the previous period thus remaining in the same sales levels of the previous period.

In 2024, a restructuring of the accounting and billing systems was implemented, contributing to a more efficient operation in the Company's back office. The introduction of integrated systems improved contract management and post-sale service, specifically tailored to meet the growing demand of the retail market.

Simultaneously, the processes of commercial operations were reviewed and remodeled, focusing on a robust decision-making process to mitigate the inherent risks of the business, such as high price volatility, hydrological risk, credit risk, among others, and to optimize the sale of energy from the extensive generation portfolio of the Copel group.

### 3.3.5. Services

In order to gain productivity and scale in its business, Copel, mainly aiming to optimize cost management, carried out an organizational restructuring process at the Company, so that on 10.09.2020 the 26th Extraordinary General Meeting approved the change of name for Copel Serviços S.A and the Company's new corporate purpose.

Aligned with Copel's Strategic Planning, Copel Serviços conducted studies and developed greenfield distributed generation projects, implementing 3 ventures in the state of Paraná. The photovoltaic projects, each with a capacity of 5 MWac, located in the municipalities of Reserva do Iguaçu, Santo Antônio da Platina, and Sarandi, have been in operation since June 2024.

In 2023, a Participation Investment Fund – Emerging Companies – Copel Ventures I was created, in order to materialize the Company's participation in investments in Startups, thus advancing the concept of open innovation.

Furthermore, the structuring of Copel Serviços' operations in the affinity segment has also begun, including the offering of mass products and services with charges on invoices, which should be fully operational in early 2025.

Currently, Copel is analyzing the possibility of Copel Serviços operating in other business segments, such as smart meters, infrastructure services, engineering services, microcredits and data centers, as well as continuous advances in open innovation initiatives focused on reducing costs, increasing revenues and improving the product.

# 4. ECONOMIC-FINANCIAL PERFORMANCE

## 4.1. Net Operating Revenue

| | | | Variation | |
|---|---|---|---|---|
| | 2024 | 2023 | R$ | % |
| Electricity sales to final customers | 8,454,990 | 7,946,168 | 508,822 | 6.4 |
| Electricity sales to distributors | 3,120,628 | 3,602,788 | (482,160) | (13.4) |
| Use of the main distribution and transmission grid | 7,048,036 | 6,002,192 | 1,045,844 | 17.4 |
| Construction income | 2,550,809 | 2,333,787 | 217,022 | 9.3 |
| Fair value of assets from the indemnity for the concession | 82,424 | 62,167 | 20,257 | 32.6 |
| Sectorial financial assets and liabilities | 838,280 | 971,203 | (132,923) | (13.7) |
| Other operating revenue | 555,869 | 561,163 | (5,294) | (0.9) |
| | 22,651,036 | 21,479,468 | 1,171,568 | 5.5 |

The variation in Net Operating Revenue is mainly due to:

1) Variation in **Eletricity sales to final customers**, primarily due to Periodic Tariff Adjustments (an increase of 17.37% between June 24, 2023, and June 23, 2024, and a reduction of 4.0% starting June 24, 2024), an increase in billed captive market revenue of 5.5%, and growth in the number of consumers. On the other hand, there was a reduction in revenue from supplying free consumers of Copel Mercado Livre, due to the decrease in market energy prices;

2) Variation in **Eletricity sales to distributors**, mainly due to the lower average price of energy sold in the free contracting environment (FCE), the termination of contracts by Copel GeT in the regulated contracting environment (RCE), and a higher provision for generation deviation in wind projects due to operational transmission restrictions imposed by the ONS and decreased wind levels;

3) Variation in **Use of the main distribution and transmission grid** primarily due to Periodic Tariff Adjustments (an increase of 6.32% between June 24, 2023, and June 23, 2024, and 2.69% starting June 24, 2024), as well as a 7.3% increase in the wire market of Copel DIS, in addition to the updating of transmission contract asset balances, partially offset by the impacts of the tariff review of Copel GeT's transmission concession contracts;

4) Variation in **Construction income**, essentially due to the increase in the volume of works related to the "Transformation Program", which encompasses investments aimed at improving and modernizing infrastructure and improvements in service to consumers in the construction segment distribution;

5) Variation in **Sectorial financial assets and liabilities**, primarily due to the growth of the billed market and better adherence of tariff coverage in relation to the actual costs of Portion A (non-manageable costs).

### 4.2. Operating Costs and Expenses

| | | | Variation | |
|---|---|---|---|---|
| | 2024 | 2023 | R$ | % |
| Electricity purchased for resale | 8,924,895 | 7,716,190 | 1,208,705 | 15.7 |
| Charge of the main distribution and transmission grid | 2,865,490 | 2,896,710 | (31,220) | (1.1) |
| Materials and supplies for power electricity | 936 | 17,654 | (16,718) | (94.7) |
| Personnel and management | 1,081,797 | 1,878,332 | (796,535) | (42.4) |
| Pension and healthcare plans | 259,352 | 260,159 | (807) | (0.3) |
| Materials | 86,882 | 102,667 | (15,785) | (15.4) |
| Third-party services | 1,074,308 | 996,312 | 77,996 | 7.8 |
| Credit losses, provisions and reversals | 345,102 | 92,235 | 252,867 | 274.2 |
| Other operational income (expenses) | 240,842 | 430,544 | (189,702) | (44.1) |
| Depreciation and amortization | 1,465,478 | 1,382,040 | 83,438 | 6.0 |
| Construction costs | 2,522,908 | 2,319,720 | 203,188 | 8.8 |
| | 18,867,990 | 18,092,563 | 775,427 | 4.3 |

The variation in operational costs and expenses is primarily due to:

1) variation in **Electricity Purchased for Resale**, mainly resulting from the increase in energy from mini and micro generators, the incorporation, starting in January 2024, of New Energy Auctions impacting the CCEAR, and the increased purchases in the spot market – CCEE;

2) variation in **Personnel and Management**, reflecting primarily the compensation for the second additional third of vacation for the withdrawal of benefits from the Collective Labor Agreement (ACT), amounting to R$ 138.0 million, and the provision for the Voluntary Dismissal Program (PDV) of R$ 610.0 million, both in 2023, in addition to the reduction in workforce in 2024. These amounts were offset by the increase in administrators' fees in 2024, the salary adjustment resulting from the collective labor agreement of 4.51% in October 2023, and the provision of R$ 15.6 million related to the impacts of the CLA 2024 approved in 20255;

3) variation in **Third-Party Services**, especially due to the increase in costs associated with the maintenance of the electrical system and installations;

4) variation in **Credit losses, provisions and reversals** resulting from the reversal of impairment recorded in 2023, which is non-recurring in 2024, and the increase in provisions for litigation, primarily civil and labor disputes;

5) variation in **Other operational income (expenses)**, mainly due to gains from the sale of non-operational properties related to the concessions of Copel GeT and FDA;

6) variation in **Depreciation and Amortization**, primarily due to the commissioning of new assets resulting from increased investments by Copel DIS;

7) variation in **Construction Costs**, reflecting primarily the investments made in the infrastructure of the electric distribution segment.

### 4.3. Equity in earnings of investees

The Equity in earnings of investees for 2024 amounted to R$ 281.2 million, which is 8.6% lower than the R$ 307.8 million recorded in 2023. This decrease is primarily due to the equity method results from jointly controlled electric power transmission entities, considering, among other events, the tariff review gains recorded in 2023 that were not recurring in 2024.

### 4.4. EBITDA

Earnings before interest, taxes, depreciation and amortization – EBITDA is a non-accounting measurement prepared by the Company, should not be considered in isolation or as a substitute for net profit or operating profit, as an indicator of operational performance or cash flow or to measure liquidity or debt repayment capacity.

| | Consolidated | |
|---|---|---|
| In R$ million | 2024 | 2023 |
| Net income - continuing operations | 2,799.4 | 2,327.2 |
| Loss (Net income) for the period - discontinued operations | (491.6) | (191.5) |
| Deferred IRPJ and CSLL | 421.4 | (17.0) |
| IRPJ and CSLL | 178.0 | 371.1 |
| Financial expenses (income) | 1,157.0 | 1,205.0 |
| **Ebit** | **4,064.2** | **3,694.8** |
| Depreciation and amortization | 1,465.5 | 1,382.0 |
| **Ebitda** | **5,529.7** | **5,076.8** |
| Net Operating Revenue | 22,651.0 | 21,479.5 |
| **Ebitda Margin% (Ebitda ÷ ROL)** | **24.4%** | **23.6%** |

### 4.5. Financial Result

The financial result showed a positive variation of R$ 48.0 million, primarily due to the increase in income from financial investments, resulting from a higher volume of invested amounts, an increase in late payment charges on invoices, and a reduction in monetary variation and debt charges. This was offset by an increase in monetary variation and present value adjustments on accounts payable related to the concession, which refers to the balances resulting from the payments of the concessions for the hydropower plants (UHEs).

### 4.6. Net Income

In 2024, Copel's consolidated net income amounted to R$ 2,799.4 million, which is 20.3% higher than the R$ 2,327.2 million recorded in the previous fiscal year. This increase is attributed to the variation in EBITDA and financial results, as previously detailed, in addition to the effects of the gain from the sale of equity interests in UEGA and Compagas, presented in the line for discontinued operations. These amounts were offset by a higher income tax and social contribution due, primarily, to the increase in the period's results.

### 4.7. Added Value

In 2024, Copel recorded R$16,623.6 million in Added Value - total 7.6% higher than the previous year, in the amount of R$15,447.1 million. The full statement is available in the Financial Statements.

| Added Value | 2024 | 2023 | % |
|---|---|---|---|
| Shareholders | 9.9 % | 7.0 % | 41.4 |
| Retained | 4.0 % | 6.9 % | (42.0) |
| Third parties | 13.7 % | 14.2 % | (3.5) |
| Personnel | 8.3 % | 13.9 % | (40.3) |
| Discontinued operations | 4.9 % | 2.9 % | 69.0 |
| Government | 59.3 % | 55.1 % | 7.6 |
| State and Municipal | 35.6 % | 32.4 % | 9.9 |
| Federal | 64.4 % | 67.6 % | (4.7) |
| Total | 100.1 % | 100.0 % | — |

**4.8. Debt**

The Company meets its liquidity and capital requirements primarily with cash from operations and financing used to expand and modernize business related to generation, transmission, trade and distribution of energy.

An important point to note is that the Company seeks to invest in projects and, accordingly, uses credit facilities available in the market that suit Copel's capital structure in terms of financial leverage compared to returns from projects. It is worth noting that projects for financing as well as cash and cash equivalents will be sufficient to cover the 2025 fiscal year's investment plan. In 2024, there were the following outflows of funds:

| Inflow (In R$ million) | Company | Financier | Value |
|---|---|---|---|
| BNDES Colíder | Copel Geração e Transmissão | BNDES | 1.8 |
| Debentures - 9th issue 1st series | Copel Geração e Transmissão | Deberture holder | 800.0 |
| Debentures - 9th issue 2nd series | Copel Geração e Transmissão | Deberture holder | 500.0 |
| Debentures - 9th issue 3rd series | Copel Geração e Transmissão | Deberture holder | 300.0 |
| Debentures - 9th issue 1st series | Copel Distribuição | Deberture holder | 750.0 |
| Debentures - 9th issue 2nd series | Copel Distribuição | Deberture holder | 1,500.0 |
| Debentures - 1th issue 1st series | Copel Serviços | Deberture holder | 70.0 |
| Financing agreement BNDES | Santa Maria | BNDES | 0.8 |
| Financing agreement BNB | Aventura II | Banco do Nordeste | 0.5 |
| Financing agreement BNB | Aventura III | Banco do Nordeste | 0.5 |
| Financing agreement BNB | Aventura IV | Banco do Nordeste | 0.8 |
| Financing agreement BNB | Aventura V | Banco do Nordeste | 0.7 |
| | | | 3,925.1 |

Payments made in the year, without considering discontinued operations, totaled R$2,902.0 million, of which R$1,341.7 million in principal and R$1,560.3 million in charges. The long-term debt repayment schedule, comprising loans, financing and debentures, is as follows:


2,380,010
1,961,849
1,283,534
1,666,337
1,910,734
4,787,380
13,989,844
2026
2027
2028
2029
2030
After 2030
Total

### 4.9. Distribution of dividends and interest on capital

| (In RS thousand) | 2024 | | | | |
|---|---|---|---|---|---|
| | Total | JCP | Dividends | JCP | Dividends (1) |
| Aproval by AGO | 04.24.2025 | | | | |
| Aproval by CAD | | 09.11.2024 | 09.11.2024 | 11.25.2024 | |
| Payment date | | 11.29.2024 | 11.29.2024 | 12.23.2024 | |
| Adjusted Net Income | 2,702,513 | | | | |
| Value of ON Shares | 963,583 | 116,786 | 83,405 | 247,602 | 515,790 |
| Value of PNA Shares | 2,552 | 309 | 221 | 655 | 1,368 |
| Value of PNB Shares | 1,369,000 | 165,905 | 118,485 | 351,743 | 732,867 |
| **Gross Total Shared** | **2,335,136** | **283,000** | **202,112** | **600,000** | **1,250,024** |

(1) Proposed additional dividend, to be deliberated at the AGM on 24.04.2025

| (In RS thousand) | 2023 | | | |
|---|---|---|---|---|
| | Total | JCP | JCP | Dividends |
| Aproval by AGO | 04.22.2024 | | | |
| Aproval by CAD | | 09.20.2023 | 09.20.2023 | 04.22.2024 |
| Payment date | | 11.30.2023 | 06.28.2024 | 06.28.2024 |
| Adjusted Net Income | 2,174,428 | | | |
| Value of ON Shares | 454,539 | 191,029 | 209,492 | 54,018 |
| Value of PNA Shares | 1,502 | 499 | 547 | 456 |
| Value of PNB Shares | 633,170 | 265,392 | 291,041 | 76,737 |
| **Gross Total Shared** | **1,089,211** | **456,920** | **501,080** | **131,211** |

### 4.10. Investment program

The investments made and projected for 2025 approved of the Board of Directors are as follows:

| | Realized | | Estimated | Change % |
|---|---|---|---|---|
| Subsidiaries | 2024 | 2023 | 2025 | 2024-2023 |
| Copel Geração e Transmissão | 263.0 | 240.1 | 464.1 | 9.5 |
| Copel Distribuição | 2,196.9 | 1,966.5 | 2,501.9 | 11.7 |
| Copel Comercialização | 1.3 | 1.6 | 4.5 | (18.8) |
| Copel Serviços and others | 40.6 | 40.7 | 49.5 | -0.2 |
| Holding | 2.0 | 3.2 | 9.1 | (37.5) |
| **Total** | **2,503.8** | **2,252.1** | **3,029.1** | **11.2** |

## 4.11. Shares

### Volume traded in 2024:

| | | ON (CPLE3) | | PNB (CPLE6) | |
|---|---|---|---|---|---|
| | | Total | Daily average | Total | Daily average |
| B3 | Trades | 1,856,493 | 7,396 | 4,572,892 | 18,219 |
| | Quantity | 1,590,404,100 | 6,336,271 | 3,793,836,000 | 15,114,884 |
| | Volume (R$ Thousand) | 13,954,469 | 55,595 | 37,147,785 | 147,999 |
| | Presence in trade sessions | 251 | 100% | 251 | 100% |
| NYSE | Quantity | 8,383,350 | 33,267 | 76,129,949 | 302,103 |
| | Volume (US$ Thousand) | 57,770 | 229 | 565,653 | 2,245 |
| | Presence in trade sessions | 252 | 1 | 252 | 1 |
| Latibex | Quantity | 521 | 261 | 172,749 | 1,677 |
| | Volume (€ Thousand) | — | — | — | — |
| | Presence in trade sessions | 2 | — | 103 | — |

### Performance of the share price:

| | Share (1) | | 2024 | | 2023 | % |
|---|---|---|---|---|---|---|
| B3 | ON (CPLE3) | | R$8.24 | | R$9.49 | (13.2) |
| | PNA (CPLE5) | | R$9.96 | | R$22.78 | (56.3) |
| | PNB (CPLE6) | | R$9.15 | | R$10.36 | (11.7) |
| | Ibovespa | | 120,283 | | 134,185 | (10.4) |
| | Electricity Index | | 77,455 | | 94,957 | (18.4) |
| NYSE | ELP (PNB) | US$ | 5.94 | US$ | 8.48 | (30.0) |
| | ELPC (ON) | US$ | 5.33 | US$ | 7.87 | (32.3) |
| | Dow Jones Index | | 42,544 | | 37,710 | 12.8 |
| LATIBEX | ON (XCOPO) | € | 1.50 | € | — | — |
| | PNB (XCOP) | € | 1.40 | € | 1.92 | (27.1) |
| | Latibex Index | | 1,906 | | 2,569 | (25.8) |

(1) Considering the historical prices (not adjusted for earnings) of the last trading day of the year

COPEL
Companhia Paranaense de Energia

**Companhia Paranaense de Energia**

Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20

Publicly-Held Company - CVM 1431-1

www.copel.com copel@copel.com

Rua José Izidoro Biazetto, 158, Mossunguê - Curitiba - PR

ZIP 81.200-240

# FINANCIAL STATEMENTS

## DECEMBER / 2024

**COPEL**
**Companhia Paranaense de Energia**

# Statements of Financial Position

**as of December 31, 2024 and 2023**

**All amounts expressed in thousands of Brazilian reais**

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| **ASSETS** | Note | **12.31.2024** | **12.31.2023** | **12.31.2024** | **12.31.2023** |
| **CURRENT ASSETS** | | | | | |
| Cash and cash equivalents | 5 | 220,340 | 2,231,413 | 4,151,939 | 5,534,523 |
| Bonds and securities | 6 | 95 | 93 | 623 | 4,763 |
| Collaterals and escrow accounts | | – | – | 9 | 9 |
| Trade accounts receivable | 7 | – | – | 3,962,702 | 3,761,170 |
| Dividends receivable | | 2,644,431 | 1,912,406 | 22,278 | 95,569 |
| Sectorial financial assets | 8 | – | – | – | 15,473 |
| Accounts receivable – concessions | 9 | – | – | 10,609 | 9,354 |
| Contract assets | 10 | – | – | 223,296 | 224,616 |
| Fair value in the purchase and sale of power | 32.2.10 | – | – | 217,350 | 379,261 |
| Other current receivables | 11 | 301,929 | 2,431 | 949,674 | 570,411 |
| Inventories | | – | – | 136,324 | 174,726 |
| Income tax and social contribution receivable | | 32,349 | 113,532 | 296,128 | 315,218 |
| Other current recoverable taxes | 12.2 | – | – | 991,618 | 913,313 |
| Prepaid expenses | | 944 | 1,397 | 63,211 | 62,259 |
| Receivable from related parties | 33 | 4,754 | 54 | 621 | 1,336 |
| | | **3,264,842** | **4,291,826** | **11,159,982** | **12,252,801** |
| Assets classified as held for sale | 37 | – | 523,195 | 1,221,226 | 1,462,929 |
| | | **3,264,842** | **4,820,021** | **13,041,808** | **13,715,730** |
| | | | | | |
| **NONCURRENT ASSETS** | | | | | |
| **Long Term Assets** | | | | | |
| Bonds and securities | 6 | – | – | 529,035 | 490,732 |
| Other temporary investments | | 15,294 | 31,728 | 30,603 | 31,728 |
| Trade accounts receivable | 7 | – | – | 116,130 | 105,259 |
| Judicial deposits | 13 | 136,677 | 143,371 | 391,364 | 634,712 |
| Sectorial financial assets | 8 | – | – | – | 15,473 |
| Accounts receivable – concessions | 9 | – | – | 3,497,351 | 2,209,901 |
| Contract assets | 10 | – | – | 6,927,010 | 7,320,445 |
| Fair value in the purchase and sale of power | 32.2.10 | – | – | 479,932 | 722,423 |
| Other noncurrent receivables | 11 | 293,120 | 18 | 631,246 | 130,917 |
| Income tax and social contribution receivable | | 79,504 | – | 161,043 | 63,003 |
| Deferred income tax and social contribution | 12.1 | 136,536 | 359,485 | 1,174,175 | 1,757,638 |
| Other noncurrent recoverable taxes | 12.2 | 42,126 | 41,078 | 1,320,525 | 2,256,156 |
| Receivable from related parties | | – | 35,507 | – | – |
| | | **708,857** | **611,187** | **15,315,121** | **16,343,437** |
| | | | | | |
| Investments | 14 | **22,431,868** | **19,906,237** | **3,577,937** | **3,511,797** |
| Property, plant and equipment | 15 | **7,248** | **8,424** | **8,516,697** | **10,825,421** |
| Intangible assets | 16 | **8,546** | **6,336** | **16,623,610** | **11,170,089** |
| Right-of-use asset | 21.1 | **7,815** | **6,692** | **308,983** | **252,600** |
| | | | | | |
| | | **23,164,334** | **20,538,876** | **44,342,348** | **42,103,344** |
| | | | | | |
| **TOTAL ASSETS** | | **26,429,176** | **25,358,897** | **57,384,156** | **55,819,074** |

Notes are an integral part of these financial statements

# Statements of Financial Position

**as of December 31, 2024 and 2023 (continuation)**

**All amounts expressed in thousands of Brazilian reais**

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| LIABILITIES | Note | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **CURRENT LIABILITIES** | | | | | |
| Payroll, social charges and accruals | 17 | 20,206 | 30,608 | 411,102 | 927,538 |
| Accounts payable to related parties | 33 | 1,690 | 1,238 | – | – |
| Accounts payable to suppliers | 18 | 3,362 | 4,530 | 2,324,423 | 2,151,430 |
| Income tax and social contribution payable | | – | 183 | 83,422 | 132,979 |
| Other taxes due | 12.2 | 614 | 476 | 302,345 | 316,023 |
| Loans and financing | 19 | – | – | 1,231,206 | 675,920 |
| Debentures | 20 | – | – | 2,025,110 | 1,225,649 |
| Dividend payable | | 3,221 | 464,147 | 3,878 | 464,147 |
| Post-employment benefits | 21 | 4,348 | 3,242 | 95,323 | 85,233 |
| Sectorial charges payable | | – | – | 44,225 | 61,466 |
| Research and development and Energy efficiency | 22 | – | – | 179,149 | 320,196 |
| Accounts payable related to concession | 23 | – | – | 113,092 | 101,976 |
| Sectorial financial liabilities | 8 | – | – | 935,322 | 476,103 |
| Lease liability | 24.2 | 604 | 406 | 57,502 | 49,742 |
| Fair value in the purchase and sale of power | 32.2.10 | – | – | 214,955 | 321,616 |
| Other accounts payable | 25 | 369,396 | 15,136 | 1,199,195 | 537,210 |
| PIS and Cofins to be refunded to consumers | 12.3.1 | – | – | – | 552,591 |
| Provision for allocation of PIS and Cofins credits | 12.3.1 | – | – | 520,000 | – |
| Provisions for legal claims | 26 | – | 336,000 | – | 336,000 |
| | | **404,699** | **857,165** | **9,800,968** | **8,776,169** |
| Liabilities associated with assets held for sale | 37 | – | – | 541,412 | 533,264 |
| | | **404,699** | **857,165** | **10,342,380** | **9,309,433** |
| **NONCURRENT LIABILITIES** | | | | | |
| Payroll, social charges and accruals | 17 | 427 | – | 457 | – |
| Accounts payable to related parties | 33 | 5,251 | 5,251 | – | – |
| Accounts payable to suppliers | 18 | – | – | 142,320 | 131,143 |
| Deferred income tax and social contribution | 12.1 | – | – | 1,295,459 | 1,636,793 |
| Other taxes due | 12.2 | – | 4,030 | 291,195 | 612,093 |
| Loans and financing | 19 | – | – | 3,337,529 | 4,667,237 |
| Debentures | 20 | – | – | 10,602,255 | 8,393,457 |
| Post-employment benefits | 21 | 37,631 | 47,537 | 1,063,326 | 1,393,410 |
| Research and development and Energy efficiency | 22 | – | – | 241,291 | 233,478 |
| Accounts payable related to concession | 23 | – | – | 992,252 | 791,379 |
| Sectorial financial liabilities | 8 | – | – | 142,488 | 27,888 |
| Lease liability | 24.2 | 7,761 | 6,631 | 271,004 | 226,700 |
| Fair value in the purchase and sale of power | 32.2.10 | – | – | 170,337 | 431,932 |
| Other accounts payable | 25 | 90,966 | 25,297 | 247,021 | 147,132 |
| PIS and Cofins to be refunded to consumers | 12.3.1 | – | – | – | 173,135 |
| Provision for allocation of PIS and Cofins credits | 12.3.1 | – | – | 1,000,583 | 1,909,775 |
| Provisions for legal claims | 26 | 207,123 | 526,183 | 956,696 | 1,492,916 |
| | | **349,759** | **615,579** | **21,404,841** | **22,317,974** |
| **EQUITY** | | | | | |
| **Attributable to controlling shareholders** | | | | | |
| Capital | 27.1 | 12,821,758 | 12,821,758 | 12,821,758 | 12,821,758 |
| Capital reserves | 27.6 | 5,595 | – | 5,595 | – |
| Equity valuation adjustments | 27.2 | 517,402 | 307,050 | 517,402 | 307,050 |
| Treasury shares | 27.7 | (50,044) | – | (50,044) | – |
| Legal reserve | 27.3 | 1,766,110 | 1,625,628 | 1,766,110 | 1,625,628 |
| Profit retention reserve | 27.3 | 9,363,266 | 9,000,506 | 9,363,266 | 9,000,506 |
| Additional dividends proposed | 27.4 | 1,250,025 | 131,211 | 1,250,025 | 131,211 |
| | | **25,674,718** | **23,886,153** | **25,674,718** | **23,886,153** |
| **Attributable to non-controlling interests** | 14.2.2 | – | – | **(37,783)** | **305,514** |
| | | **25,674,718** | **23,886,153** | **25,636,935** | **24,191,667** |
| **TOTAL LIABILITIES & EQUITY** | | **26,429,176** | **25,358,897** | **57,384,156** | **55,819,074** |

Notes are an integral part of these financial statements

# Statements of Income

for the years ended December 31, 2024 and 2023
All amounts expressed in thousands of Brazilian reais

| | Note | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **CONTINUING OPERATIONS** | | | | | |
| **NET OPERATING REVENUE** | 28 | – | – | **22,651,036** | **21,479,468** |
| **Operating costs** | 29 | – | – | **(17,759,792)** | **(16,581,428)** |
| **GROSS OPERATING PROFIT** | | – | – | **4,891,244** | **4,898,040** |
| **Other operational expenses / income** | | | | | |
| Selling expenses | 29 | – | – | (137,121) | (152,633) |
| General and administrative expenses | 29 | (165,296) | (177,097) | (325,350) | (1,078,037) |
| Other operational income (expenses), net | 29 | (87,455) | (38,990) | (145,727) | (220,460) |
| Equity in earnings of investees | | 2,512,027 | 2,332,609 | 221,202 | 307,209 |
| | | **2,258,736** | **2,116,522** | **(826,996)** | **(1,203,326)** |
| **PROFIT BEFORE FINANCIAL RESULTS AND TAXES** | | **2,258,736** | **2,116,522** | **4,064,248** | **3,694,714** |
| **Financial results** | 30 | | | | |
| Financial income | | 211,411 | 145,881 | 1,184,779 | 1,069,116 |
| Financial expenses | | (147,583) | (115,669) | (2,341,793) | (2,274,106) |
| | | **63,828** | **30,212** | **(1,157,014)** | **(1,204,990)** |
| **OPERATING PROFIT** | | **2,322,564** | **2,146,734** | **2,907,234** | **2,489,724** |
| **INCOME TAX AND SOCIAL CONTRIBUTION** | 12.4 | | | | |
| Current | | 6,732 | (5,737) | (177,999) | (371,104) |
| Deferred | | 16,645 | 17,080 | (421,436) | 17,047 |
| | | **23,377** | **11,343** | **(599,435)** | **(354,057)** |
| **NET INCOME FROM CONTINUING OPERATIONS** | | **2,345,941** | **2,158,077** | **2,307,799** | **2,135,667** |
| **DISCONTINUED OPERATIONS** | | | | | |
| Net income from discontinued operations | 37 | 463,690 | 100,733 | 491,571 | 191,501 |
| **NET INCOME** | | **2,809,631** | **2,258,810** | **2,799,370** | **2,327,168** |
| Attributed to shareholders of the parent company arising from continuing operations | | – | – | 2,345,941 | 2,158,077 |
| Attributed to shareholders of the parent company due to discontinued operations | | – | – | 463,690 | 100,733 |
| Attributed to non-controlling shareholders resulting from continuing operations | 14.2.2 | – | – | (26,200) | 873 |
| Attributed to non-controlling shareholders arising from discontinued operations | 14.2.2 | – | – | 15,539 | 67,485 |
| **BASIC EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais** | 27.5 | | | | |
| Common shares | | 0.89163 | 0.78574 | | |
| Class "A" Preferred shares | | 0.98155 | 0.90931 | | |
| Class "B" Preferred shares | | 0.98026 | 0.86600 | | |
| **DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais** | 27.5 | | | | |
| Common shares | | 0.89051 | 0.78574 | | |
| Class "A" Preferred shares | | 0.98155 | 0.90931 | | |
| Class "B" Preferred shares | | 0.98027 | 0.86600 | | |

Notes are an integral part of these financial statements

## Statements of Comprehensive Income

for the years ended December 31, 2024 and 2023
All amounts expressed in thousands of Brazilian reais

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | Note | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **NET INCOME** | | **2,809,631** | **2,258,810** | **2,799,370** | **2,327,168** |
| **Other comprehensive income** | | | | | |
| **Items that will never be reclassified to profit or loss** | | | | | |
| Adjustments related to actuarial liabilities | 27.2 | | | | |
| Post-employment benefits | | 9,433 | (25,022) | 363,466 | (379,126) |
| Post-employment benefits – equity | | 233,629 | (231,223) | – | – |
| Taxes on other comprehensive income | | (3,224) | 8,528 | (123,578) | 129,007 |
| **Items that may be reclassified to profit or loss** | 27.2 | | | | |
| Adjustments related to financial assets | | – | – | (569) | (6,373) |
| Adjustments related to financial assets – equity | | (134) | (2,942) | – | – |
| Taxes on other comprehensive income | | – | – | 243 | 2,167 |
| **Total other comprehensive income, net of taxes** | | **239,704** | **(253,779)** | **239,562** | **(254,325)** |
| **TOTAL COMPREHENSIVE INCOME** | | **3,049,335** | **2,005,031** | **3,038,932** | **2,072,843** |
| Attributed to shareholders of the parent company resulting from continuing operations | | | | 2,585,645 | 1,903,365 |
| Attributed to shareholders of the parent company due to discontinued operations | | | | 463,690 | 101,666 |
| Attributed to non-controlling shareholders resulting from continuing operations | | | | (26,942) | (390) |
| Attributed to non-controlling shareholders due to discontinued operations | | | | 16,539 | 68,202 |

Notes are an integral part of these financial statements

# Statements of Changes in Equity

for the years ended December 31, 2024 and 2023

All amounts expressed in thousands of Brazilian reais

| | | Attributable to controlling shareholders | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Equity valuation adjustments | | Profit reserves | | | | | | |
| | Note | Capital | Capital reserves | Treasury shares | Deemed cost | Other comprehensive income | Legal reserve | Profit retention reserve | Additional proposed dividends | Accumulated profit | Shareholders' equity | Attributable to non-controlling interests | Equity Consolidated |
| **Balance as of January 1, 2023** | | 10,800,000 | | | 597,276 | (3,894) | 1,512,687 | 7,911,295 | | | 20,817,364 | 313,861 | 21,131,225 |
| Net income | | | | | | | | | | 2,258,810 | 2,258,810 | 68,358 | 2,327,168 |
| Other comprehensive income | | | | | | | | | | | | | |
| Adjustments related to actuarial liabilities, net of taxes | 27.2 | | | | | (250,837) | | | | | (250,837) | 718 | (250,119) |
| Adjustments related to financial assets | 27.2 | | | | | (2,942) | | | | | (2,942) | (1,264) | (4,206) |
| **Total comprehensive income** | | | | | | (253,779) | | | | 2,258,810 | 2,005,031 | 67,812 | 2,072,843 |
| Realization - deemed cost, net of taxes | 27.2 | | | | (32,553) | | | | | 32,553 | | | |
| Issuing shares | 27.1 | 2,021,758 | | | | | | | | | 2,021,758 | | 2,021,758 |
| Dividends and Interest on equity (JSCP) | | | | | | | | | | | | (62,162) | (62,162) |
| Allocation proposed to Annual General Meeting - AGM: | | | | | | | | | | | | | |
| Legal reserve | | | | | | | 112,941 | | | (112,941) | | | |
| Interest on own capital | 14.2.2 e 27.4 | | | | | | | (44,160) | | (913,840) | (958,000) | (13,886) | (971,886) |
| Dividends | 14.2.2 e 27.4 | | | | | | | | 131,211 | (131,211) | | (111) | (111) |
| Profit retention reserve | | | | | | | | 1,133,371 | | (1,133,371) | | | |
| **Balance as of December 31, 2023** | | 12,821,758 | | | 564,723 | (257,673) | 1,625,628 | 9,000,506 | 131,211 | | 23,886,153 | 305,514 | 24,191,667 |
| Net income | | | | | | | | | | 2,809,631 | 2,809,631 | (10,261) | 2,799,370 |
| Other comprehensive income | | | | | | | | | | | | | |
| Actuarial gain, net of taxes | 27.2 | | | | | 239,838 | | | | | 239,838 | 149 | 239,987 |
| Adjustments related to financial assets | 27.2 | | | | | (134) | | | | | (134) | (291) | (425) |
| **Total comprehensive income** | | | | | | 239,704 | | | | 2,809,631 | 3,049,335 | (10,403) | 3,038,932 |
| Realization - deemed cost, net of taxes | 27.2 | | | | (33,364) | | | | | 33,364 | | | |
| Realization - actuarial gain | 27.2 | | | | | 4,018 | | (4,018) | | | | | |
| Investment disposal | 14.2.2 | | | | | | | | | | | (299,199) | (299,199) |
| Long Term Incentive Plan - ILP | 27.6 | | 5,595 | | | | | | | | 5,595 | | 5,595 |
| Share buyback | 27.7 | | | (50,044) | | | | | | | (50,044) | | (50,044) |
| Derecognition of additional dividends proposed | 27.4 | | | | | | | | (131,211) | | (131,211) | | (131,211) |
| Dividends and Interest on equity (JSCP) | 27.4 | | | | | | | (114,888) | | (970,222) | (1,085,110) | (33,695) | (1,118,805) |
| Allocation proposed to Annual General Meeting - AGM: | | | | | | | | | | | | | |
| Legal reserve | | | | | | | 140,482 | | | (140,482) | | | |
| Dividends | 27.4 | | | | | | | (577,570) | 1,250,025 | (672,455) | | | |
| Profit retention reserve | | | | | | | | 1,059,836 | | (1,059,836) | | | |
| **Balance as of December 31, 2024** | | 12,821,758 | 5,595 | (50,044) | 531,359 | (13,951) | 1,766,110 | 9,363,866 | 1,250,025 | | 25,674,718 | (37,783) | 25,636,935 |

Notes are an integral part of these financial statements

# Statements of Cash Flows

for the years ended December 31, 2024 and 2023

All amounts expressed in thousands of Brazilian reais

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | Note | 12.31.2024 | 31.12.2023 | 31.12.2024 | 31.12.2023 |
| **CASH FLOWS FROM OPERATIONAL ACTIVITIES** | | | | | |
| Net income | | 2.346.941 | 2.158.077 | 2.367.799 | 2.136.667 |
| Adjustments to reconcile net income for the period with cash generation from operating activities: | | | | | |
| Unrealized monetary and exchange variation and debt charges - net | | 23.958 | (30.620) | 2.071.041 | 1.091.552 |
| Interest - bonus from the grant of concession agreements under the quota system | 9.2 | | | (120.800) | (114.370) |
| Remuneration of transmission concession contracts | 10.2 | | | (833.030) | (730.094) |
| Income tax and social contribution | 12.4 | (8.732) | 5.737 | 177.999 | 371.104 |
| Deferred income tax and social contribution | 12.4 | (10.045) | (17.080) | 421.430 | (17.047) |
| Equity in earnings of investees | | (2.512.687) | (2.332.009) | (281.202) | (307.809) |
| Appropriation of post-employment benefits obligations | 21.3 | 10.700 | 9.480 | 207.711 | 207.741 |
| Creation for research and development and energy efficiency programs | 22.1 | | | 181.075 | 160.409 |
| Recognition of fair value of assets from the indemnity for the concession | 28 | | | (62.424) | (62.107) |
| Sectorial financial assets and liabilities result | 28 | | | (923.724) | (1.070.190) |
| Depreciation and amortization | 29 | 3.240 | 3.017 | 1.400.476 | 1.352.040 |
| Provision arising from the dismissal program | 29.2 | 746 | 17.102 | 18.300 | 110.057 |
| Long-Term Incentive Plan - ILP | 29.2 | 5.428 | | 9.090 | |
| Net operating estimated losses, provisions and reversals | 29.4 | 83.090 | 47.346 | 340.102 | 92.290 |
| Realization of added value in business combinations | 10.2 | | | (722) | (722) |
| Fair value in energy purchase and sale operations | 28.1 e 29.1 | | | 30.004 | (5.045) |
| Result of write-offs of accounts receivable related to concession | 9.1 | | | 3.200 | 270 |
| Result of write-offs of disposal of contract assets | 10.1 | | | 14.490 | 10.728 |
| Result of write-offs of disposal of property, plant and equipment | 15.2 | 45 | 101 | 32.234 | 10.408 |
| Result of write-offs of disposal of intangible assets | 16.1 e 16.3 | 27 | | 70.183 | 78.728 |
| Result of write-offs of use rights of assets and liabilities of leases - net | 24.1 e 24.2 | | | (4.774) | 720 |
| Result on the sale of properties | 29.6.1 | | | (204.434) | |
| | | (61.716) | (139.463) | 4.903.214 | 4.775.316 |
| **Decrease (increase) in assets** | | | | | |
| Trade accounts receivable | | | | 602.190 | 188.437 |
| Dividends and interest on own capital received | | 180.080 | 679.079 | 223.060 | 174.820 |
| Judicial deposits | | 9.022 | 3.108 | 18.427 | 33.206 |
| Sectorial financial assets | | | | 304.421 | 30.904 |
| Other receivables | | (3.713) | (1.400) | (73.510) | (11.550) |
| Inventories | | | | 38.402 | 18.741 |
| Income tax and social contribution recoverable | | (40.790) | (70.005) | (295.090) | (201.003) |
| Other taxes recoverable | | 830 | 2.071 | (50.731) | (138.020) |
| Prepaid expenses | | 993 | (1.042) | (342) | (2.281) |
| Related parties | | (4.790) | (501) | 715 | (201) |
| | | 139.012 | 611.985 | 817.908 | 98.706 |
| **Increase (decrease) in liabilities** | | | | | |
| Payroll, social charges and accruals | | (1.915) | 11.290 | (313.992) | 297.343 |
| Related parties | | (148) | | | |
| Suppliers | | (10.040) | (843) | 72.730 | 19.000 |
| Other taxes | | 167.037 | 124.008 | 882.075 | 974.083 |
| Post-employment benefits | 21.3 | (10.684) | (10.030) | (219.780) | (224.809) |
| Sectorial charges due | | | | (10.041) | 14.976 |
| Research and development and energy efficiency | 22.1 | | | (330.990) | (250.295) |
| Payable related to the concession | 23.1 | | | (110.380) | (115.730) |
| Other accounts payable | | (333.207) | (867) | (131.297) | 149.400 |
| Provisions for legal claims | 20.1 | (31.106) | (2.201) | (340.138) | (372.838) |
| | | (280.671) | 121.427 | (918.406) | 486.682 |
| **CASH GENERATED BY OPERATING ACTIVITIES** | | (203.375) | 593.949 | 4.802.716 | 5.360.703 |
| Income tax and social contribution paid | | (1.470) | (475) | (219.219) | (204.070) |
| Loans and financing - interest due and paid | 19.2 | | | (471.270) | (521.134) |
| Debentures - interest due and paid | | | | (1.089.013) | (1.127.007) |
| Charges for lease liabilities paid | | (779) | (509) | (33.292) | (24.284) |
| Charges on loans granted/obtained from related parties | | 270 | 14.800 | | |
| **NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS** | | (205.348) | 607.717 | 3.389.916 | 3.393.002 |
| **NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS** | 37 | 21.674 | 203.888 | 3.620 | 125.474 |
| **NET CASH GENERATED FROM OPERATING ACTIVITIES** | | (183.674) | 811.605 | 3.393.536 | 3.518.476 |

(continued)

# Statements of Cash Flows

for the years ended December 31, 2024 and 2023 (continuation)

All amounts expressed in thousands of Brazilian reais

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | Note | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **CASH FLOWS FROM INVESTMENT ACTIVITIES** | | | | | |
| Financial investments | | 15.832 | (6.109) | (32.939) | (44.001) |
| Loans and financing granted to related parties | | (22.200) | (230.024) | | |
| Receipt of loans and financing granted to related parties | | 22.200 | 262.067 | | |
| Additions to contract assets | | | | (2.174.902) | (1.973.215) |
| Acquisitions of subsidiaries, net of cash acquired | | | | | (911.400) |
| Investment disposal | 11 e 37 | 2.000 | 14.533 | 47.000 | 58.132 |
| Additions in investments | 14.1 | (613.100) | (81.900) | | (10.780) |
| Capital reduction of investees | 14.1 | | | 37.129 | |
| Additions to property, plant and equipment | | (17) | (1.009) | (137.030) | (204.805) |
| Disposal of property, plant and equipment | 29.6.1 | | | 11.440 | |
| Additions to intangible assets | 10.2 e 10.3 | (2.376) | (1.742) | (4.096.260) | (13.356) |
| **NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS** | | (957.647) | (10.864) | (6.348.127) | (3.099.567) |
| **NET CASH GENERATED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS** | 37 | 467.566 | (35.000) | 608.713 | (36.524) |
| **NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES** | | (490.081) | (45.864) | (5.739.414) | (3.136.091) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Loans and financing obtained from third parties | 19.2 | | | 5.001 | 40.320 |
| Transaction costs of loans and financing obtained from third parties | 19.2 | | | (1.093) | (6.880) |
| Issue of debentures | 20.2 | | | 3.920.000 | 2.900.000 |
| Transaction costs in the issuing of debentures | 20.2 | | | (60.623) | (60.677) |
| Payments of principal - loans and financing | 19.2 | | | (201.753) | (200.571) |
| Payments of principal - debentures | | | | (1.079.012) | (1.193.910) |
| Payments of principal of lease liabilities | | (759) | (512) | (76.049) | (69.203) |
| Capital increase | | | 2.031.019 | | 2.031.019 |
| Transaction costs in capital increase | | | (14.041) | | (14.041) |
| Share buyback | 27.7 | (30.044) | | (30.044) | |
| Dividends and interest on own capital paid | | (1.606.515) | (750.371) | (1.606.515) | (750.371) |
| **NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS** | | (1.637.318) | 1.266.795 | 813.512 | 2.619.895 |
| **NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS** | 37 | – | – | (9.656) | 76.677 |
| **NET CASH USED FROM FINANCING ACTIVITIES** | | (1.637.318) | 1.266.795 | 803.856 | 2.696.572 |
| **TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS** | | (1.951.073) | 2.031.536 | (1.542.022) | 3.079.957 |
| Cash and cash equivalents at the beginning of the period | 5 | 2.231.413 | 199.877 | 5.034.023 | 2.078.407 |
| Cash and cash equivalents at the end of the period | 5 | 280.340 | 2.231.413 | 4.101.039 | 5.034.023 |
| Cash and cash equivalents variations from discontinued operations | | | | (609.338) | 123.791 |
| **CHANGE IN CASH AND CASH EQUIVALENTS** | | (1.951.073) | 2.031.536 | (1.542.022) | 3.079.957 |

Notes are an integral part of these financial statements

# Statements of Added Value

for the years ended December 31, 2024 and 2023
All amounts expressed in thousands of Brazilian reais

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| **ADDED VALUE TO DISTRIBUTE** | **12.31.2024** | **12.31.2023** | **12.31.2024** | **12.31.2023** |
| **Income** | | | | |
| Sale of energy, services and other income | – | – | 27,270,542 | 25,716,713 |
| Construction income | – | – | 2,631,633 | 2,460,502 |
| Fair value of indemnifiable concession assets | – | – | 32,424 | 62,167 |
| Sectoral financial assets and liabilities result | – | – | 923,724 | 1,070,196 |
| Other income | 13,692 | 7,722 | 366,225 | 92,614 |
| Expected credit losses | – | – | (100,730) | (109,435) |
| | **13,692** | **7,722** | **31,774,633** | **29,292,757** |
| **(-) Supplies acquired from third parties** | | | | |
| Energy purchased for resale | – | – | 9,590,291 | 8,405,390 |
| Charges for use of the main transmission grid (-) ESS and ERR | – | – | 2,707,565 | 2,694,604 |
| Materials, supplies and third parties services | 49,604 | 67,161 | 1,206,075 | 1,152,917 |
| Construction costs | – | – | 2,407,318 | 2,232,768 |
| Loss / Recovery of assets | 8,330 | 177 | 152,323 | 143,131 |
| Impairment | – | – | 24,165 | (117,693) |
| Other supplies | 121,732 | 73,700 | 418,435 | 294,223 |
| | **179,666** | **141,038** | **16,506,872** | **14,752,000** |
| | | | | |
| **(=) GROSS ADDED VALUE** | **(165,974)** | **(133,316)** | **15,267,761** | **14,540,757** |
| | | | | |
| **(-) Depreciation and amortization** | **3,245** | **3,017** | **1,465,478** | **1,382,040** |
| | | | | |
| **(=) NET ADDED VALUE** | **(169,219)** | **(136,333)** | **13,802,283** | **13,158,717** |
| | | | | |
| **(+) Transferred added value** | | | | |
| Equity in earnings of investees | 2,512,037 | 2,332,609 | 331,202 | 317,209 |
| Financial income | 211,411 | 145,331 | 1,164,779 | 1,059,116 |
| Other income | 1,252 | 2,637 | 518,365 | 466,840 |
| | **2,725,356** | **2,480,577** | **2,014,346** | **1,843,165** |
| | | | | |
| **Added value from discontinued operations** | **708,085** | **100,733** | **806,929** | **445,204** |
| | | | | |
| | **3,264,222** | **2,444,977** | **16,623,558** | **15,447,086** |

(continued)

# Statements of Added Value

for the years ended December 31, 2024 and 2023 (continuação)

All amounts expressed in thousands of Brazilian reais

| | Parent Company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| DISTRIBUTION OF ADDED VALUE | 12.31.2024 | % | 12.31.2023 | % | 12.31.2024 | % | 12.31.2023 | % |
| **Personnel** | | | | | | | | |
| Salaries and management fees | 40,349 | | 35,309 | | 759,956 | | 950,513 | |
| Private pension and health plans | 10,149 | | 8,239 | | 259,352 | | 260,159 | |
| Meal and education allowance | 1,808 | | 1,733 | | 97,709 | | 109,307 | |
| Social security charges - FGTS | 2,246 | | 2,196 | | 42,511 | | 49,428 | |
| Long-term Incentive Plan - ILP | 5,428 | | – | | 5,595 | | – | |
| Voluntary retirement program | 748 | | 17,102 | | 18,306 | | 610,057 | |
| Provisions for profit sharing | 12,949 | | 7,925 | | 179,283 | | 173,562 | |
| | **74,077** | **2.3** | **73,104** | **3.0** | **1,372,812** | **8.2** | **2,163,231** | **14.0** |
| **Government** | | | | | | | | |
| Federal | | | | | | | | |
| Tax | 73,293 | | 98,352 | | 2,264,963 | | 1,940,298 | |
| Sectorial charges | – | | – | | 4,021,963 | | 3,814,929 | |
| State | 21 | | 7 | | 3,563,637 | | 2,750,045 | |
| Municipal | 85 | | 74 | | 10,297 | | 10,152 | |
| | **74,004** | **2.3** | **98,439** | **4.0** | **9,860,860** | **59.3** | **8,515,440** | **55.1** |
| **Third Parties** | | | | | | | | |
| Interest | 60,973 | | 14,365 | | 2,241,122 | | 2,145,179 | |
| Leasing and rent | 1,142 | | 259 | | 29,602 | | 33,557 | |
| Donations, subsidies and contributions | – | | – | | 4,434 | | 8,808 | |
| | **62,115** | **1.8** | **14,624** | **0.6** | **2,275,158** | **13.7** | **2,187,544** | **14.2** |
| **Shareholders** | | | | | | | | |
| Accumulated profits | 703,264 | | 1,062,266 | | 691,922 | | 1,045,523 | |
| Interest on equity | 768,112 | | 952,000 | | 768,112 | | 952,000 | |
| Dividends | 202,110 | | – | | 202,110 | | – | |
| Additional proposed dividends | 672,455 | | 137,271 | | 672,455 | | 137,271 | |
| Noncontrolling interests | – | | – | | (26,800) | | 873 | |
| | **2,345,941** | **71.9** | **2,158,077** | **88.3** | **2,307,799** | **13.9** | **2,135,667** | **13.8** |
| **Distributed added value from discontinued operations** | **708,085** | **21.7** | **100,733** | **4.1** | **806,929** | **4.9** | **445,204** | **2.9** |
| | **3,264,222** | **100.0** | **2,444,977** | **100.0** | **16,623,558** | **100.0** | **15,447,086** | **100.0** |

Notes are an integral part of these financial statements

# NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2024
All amounts expressed in thousands of Brazilian reais

## 1. Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held company, whose shares are traded at Corporate Governance Level 2 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, plan, build and explore the production, transformation, transport, distribution and trading of energy, in any of its forms, mainly electricity. Furthermore, Copel participates in consortiums and in private sector for the purpose of engaging in activities, mainly in areas of energy.

**Renewal of concessions**

The transformation of Copel into a "Corporation" in 2023 enabled, under the terms of Law 9,074/95, the full renewal of the concessions of the Governador Bento Munhoz da Rocha Netto Hydroelectric Plants - GBM ("Foz do Areia"), Governador Ney Braga - GNB ("Segredo") and Governador José Richa - GJR ("Salto Caxias") for 30 years from the signing of the new concession contract, celebrated in November 19, 2024.

On November 21, 2024 the grant bonus for the renewal of the concessions was paid, in the updated amount of R$ 4.073.915, in the terms the Interministerial Ordinance of the Brazilian Ministry of Mines and Energy and Ministry of Finance - MME/MF No. 01, dated March 30, 2023 (Note 16.2).

From November 2024, in view of the continuity of operations, all the assets linked to these three plants, including the grant bonus, will be depreciated and/or amortized in a linear basis over the useful life period established by Aneel. If this term exceeds the expiration of the concession contract, the term of the contract will be used, without residual value (Note 15.5).

The new concession contracts were agreed upon under the Independent Energy Production ("PIE") exploration regime and will have payment for the Use of Public Property ("UBP") for five years (Note 23).

### 1.1. Equity interests of Copel

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

During the year 2024, the following events occurred that resulted in changes in relation to the equity interests of December 31, 2023:

- completion of the divestments of UEGA and Compagas (Note 37);
- creation of 13 special purpose companies as a result of the divestment process of the small generation plants of Copel GeT (Note 37);
- sale of the equity interest in the subsidiary Carbocampel (Note 14.1).

## 1.1.1. Subsidiaries

| Subsidiaries | Headquarters | Main activity | % | Investor |
|---|---|---|---|---|
| Copel Geração e Transmissão S.A. (Copel GeT) | Curitiba/PR | Production and transmission of electricity | 100.0 | Copel |
| Copel Distribuição S.A. (Copel DIS) | Curitiba/PR | Distribution of electricity | 100.0 | Copel |
| Copel Serviços S.A. (Copel SER) | Curitiba/PR | Production of electricity | 100.0 | Copel |
| Copel Comercialização S.A. (Copel COM) | Curitiba/PR | Commercialization of electricity | 100.0 | Copel |
| Elejor - Centrais Elétricas do Rio Jordão S.A. | Curitiba/PR | Production of electricity | 70.0 | Copel |
| Participações S.A. (São Bento) | Curitiba/PR | Control and management of interests | 100.0 | Copel GeT |
| Nova Asa Branca I Energias Renováveis S.A. | S. Miguel do Gostoso/RN | Production of electricity from wind sources | 100.0 | Copel GeT |
| Nova Asa Branca II Energias Renováveis S.A. | Parazinho/RN | Production of electricity from wind sources | 100.0 | Copel GeT |
| Nova Asa Branca III Energias Renováveis S.A. | Parazinho/RN | Production of electricity from wind sources | 100.0 | Copel GeT |
| Nova Eurus IV Energias Renováveis S.A. | Touros/RN | Production of electricity from wind sources | 100.0 | Copel GeT |
| Santa Maria Energias Renováveis S.A. | Maracanaú/CE | Production of electricity from wind sources | 100.0 | Copel GeT |
| Santa Helena Energias Renováveis S.A. | Maracanaú/CE | Production of electricity from wind sources | 100.0 | Copel GeT |
| Ventos de Santo Uriel S.A. | João Câmara/RN | Production of electricity from wind sources | 100.0 | Copel GeT |
| Cutia Empreendimentos Eólicos S.A. (Cutia) | Curitiba/PR | Control and management of interests | 100.0 | Copel GeT |
| Diversified Investment Holding Ltda. (Diversified) | Curitiba/PR | Control and management of interests | 100.0 | Copel GeT |
| Ventos de Serra do Mel B S.A. (Serra do Mel) | Serra do Mel/RN | Control and management of interests | 68.8<br>31.2 | Copel GeT<br>Diversified |
| Aventura Holding S.A. (Aventura) | Curitiba/PR | Control and management of interests | 100.0 | Copel GeT |
| SRMN Holding S.A. (SRMN) | Curitiba/PR | Control and management of interests | 100.0 | Copel GeT |
| Costa Oeste Transmissora de Energia S.A. | Curitiba/PR | Transmission of electricity | 100.0 | Copel GeT |
| Marumbi Transmissora de Energia S.A. | Curitiba/PR | Transmission of electricity | 100.0 | Copel GeT |
| Uirapuru Transmissora de Energia S.A. | Curitiba/PR | Transmission of electricity | 100.0 | Copel GeT |
| Bela Vista Geração de Energia S.A. | Curitiba/PR | Production of electricity | 100.0 | Copel GeT |
| F.D.A. Geração de Energia Elétrica S.A. (FDA) | Curitiba/PR | Production of electricity | 100.0 | Copel GeT |
| Jandaíra I Energias Renováveis S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | Copel GeT |
| Jandaíra II Energias Renováveis S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | Copel GeT |
| Jandaíra III Energias Renováveis S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | Copel GeT |
| Jandaíra IV Energias Renováveis S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | Copel GeT |
| Eol Potiguar B61 SPE S.A.(a) | Serra do Mel/RN | Production of electricity from wind sources | 100% | Copel GeT |
| GE Olho D'Água S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | São Bento |
| GE Boa Vista S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | São Bento |
| GE Farol S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | São Bento |
| GE São Bento do Norte S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | São Bento |
| Central Geradora Eólica São Bento do Norte I S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Central Geradora Eólica São Bento do Norte II S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Central Geradora Eólica São Bento do Norte III S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Central Geradora Eólica São Miguel I S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Central Geradora Eólica São Miguel II S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Central Geradora Eólica São Miguel III S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Guajiru S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Jangada S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Potiguar S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Cutia S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Maria Helena S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Esperança do Nordeste S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. | São Bento do Norte/RN | Production of electricity from wind sources | 100.0 | Cutia |
| Eol Potiguar B141 SPE S.A. | Serra do Mel/RN | Production of electricity from wind sources | 100.0 | Serra do Mel |
| Eol Potiguar B142 SPE S.A. | Serra do Mel/RN | Production of electricity from wind sources | 100.0 | Serra do Mel |
| Eol Potiguar B143 SPE S.A. | Serra do Mel/RN | Production of electricity from wind sources | 100.0 | Serra do Mel |
| Eol Ventos de Vila Paraíba IV SPE S.A. | Serra do Mel/RN | Production of electricity from wind sources | 100.0 | Serra do Mel |
| Central Eólica Aventura II S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | Aventura |
| Central Eólica Aventura III S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | Aventura |
| Central Eólica Aventura IV S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | Aventura |
| Central Eólica Aventura V S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | Aventura |
| Central Eólica SRMN I S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | SRMN |
| Central Eólica SRMN II S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | SRMN |
| Central Eólica SRMN III S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | SRMN |
| Central Eólica SRMN IV S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | SRMN |
| Central Eólica SRMN V S.A. | Curitiba/PR | Production of electricity from wind sources | 100.0 | SRMN |

(a) Wind farm with 99.99992% interest in Copel GeT and 0.00008% in Diversified.

### 1.1.2. Joint Ventures

| Joint ventures | Headquarters | Main activity | % | Investor |
|---|---|---|---|---|
| Voltalia São Miguel do Gostoso I Participações S.A. (a) | São Paulo/SP | Interests in companies | 49.0 | Copel |
| Solar Paraná GD Participações S.A. (b) | Curitiba/PR | Interests in companies | 49.0 | Copel |
| Caiuá Transmissora de Energia S.A. | Rio de Janeiro/RJ | Transmission of electricity | 49.0 | Copel GeT |
| Integração Maranhense Transmissora de Energia S.A. | Rio de Janeiro/RJ | Transmission of electricity | 49.0 | Copel GeT |
| Matrinchã Transmissora de Energia (TP NORTE) S.A. | Rio de Janeiro/RJ | Transmission of electricity | 49.0 | Copel GeT |
| Guaraciaba Transmissora de Energia (TP SUL) S.A. | Rio de Janeiro/RJ | Transmission of electricity | 49.0 | Copel GeT |
| Paranaíba Transmissora de Energia S.A. | Rio de Janeiro/RJ | Transmission of electricity | 24.5 | Copel GeT |
| Mata de Santa Genebra Transmissão S.A. | Jundiaí/SP | Transmission of electricity | 50.1 | Copel GeT |
| Cantareira Transmissora de Energia S.A. | Rio de Janeiro/RJ | Transmission of electricity | 49.0 | Copel GeT |

(a) The controlling company of Voltalia São Miguel do Gostoso Participações S.A., which in turn is the holding company for 4 SPEs: São João Wind Power Plant S.A., Carnaúbas Wind Power Plant S.A., Reduto Wind Power Plant S.A. and Santo Cristo Wind Power Plant S.A.

(b) Holding of 5 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I and Bandeirantes Solar II, for which the maintenance or extinction of the SPEs is under study.

### 1.1.3. Associates

| Associated companies | Headquarters | Main activity | % | Investor |
|---|---|---|---|---|
| Dona Francisca Energética S.A. | Agudo/RS | Production of electricity | 23.03 | Copel |
| Foz do Chopim Energética Ltda. | Curitiba/PR | Production of electricity | 35.77 | Copel GeT |

### 1.1.4. Joint operations (consortiums)

The Company has interests in some joint operations. The two relevant consortiums, with amounts recorded in the Company's property, plant and equipment, are presented in Note 15.3.

## 2. Concessions and Authorizations

### 2.1. Concession contracts or authorizations obtained by Copel

| Concession agreement / authorization of the equity | | Interest % | Maturity |
|---|---|---|---|
| Copel DIS | Contract 046/1999, extended by 5th addendum to the contract | 100% | 07.07.2045 |
| Elejor | Contract 125/2001 – HPP Fundão | 70% | 06.11.2040 |
| | Contract 125/2001 – HPP Santa Clara | | 05.10.2040 |
| | Authorization – SHP Fundão I and SHP Santa Clara I – 753/2002 and 757/2002 | | (a) |
| Dona Francisca Energética | Contract 188/1998 – HPP Dona Francisca | 23% | 09.21.2037 |
| Usina de Energia Eólica São João S.A. | MME Ordinance 173/2012 – WPP São João | 49% | 03.26.2047 |
| Usina de Energia Eólica Carnaúbas S.A. | MME Ordinance 204/2012 – WPP Carnaúbas | 49% | 04.09.2047 |
| Usina de Energia Eólica Reduto S.A. | MME Ordinance 230/2012 – WPP Reduto | 49% | 04.16.2047 |
| Usina de Energia Eólica Santo Cristo S.A. | MME Ordinance 233/2012 – WPP Santo Cristo | 49% | 04.18.2047 |

(a) Projects had the conversion of authorization into registration, according to Authorizing Resolutions No. 14.744/2023 and 14.745/2023.

Hydroelectric Power Plant – HPP

Small Hydroelectric Plant – SHP

Wind Power Plant – WPP

## 2.2. Concession contracts or authorizations obtained by Copel Get and its investees

| Generation concession | | Interest % | Maturity |
|---|---|---|---|
| Generation Concession Contract 002/2024 – HPP Gov. Ney Aminthas de Barros Braga (Segredo) (Note 1) | | 100 | 11.19.2054 |
| Generation Concession Contract 002/2024 – HPP Gov. José Richa (Salto Caxias) (Note 1) | | 100 | 11.19.2054 |
| Generation Concession Contract 003/2016 – HPP Gov. Pedro Viriato Parigot de Souza (GPS) | | 100 | 01.03.2053 |
| Authorization – Ordinance 133/2011 – SHP Cavernoso II | | 100 | 12.08.2050 |
| Generation Concession Contract 002/2012 – HPP Baixo Iguaçu | | 30 | 12.03.2049 |
| Generation Concession Contract 001/2007 – HPP Gov. Jayme Canet Júnior (Mauá) | | 51 | 06.28.2049 |
| Generation Concession Contract 001/2011 – HPP Colíder | | 100 | 01.30.2046 |
| Generation Concession Contract 005/2024 – HPP Cavernoso (Note 37) | | 100 | 06.20.2030 |
| Generation Concession Contract 007/2013 – HPP Derivação do Rio Jordão | | 100 | 06.21.2032 |
| Authorization – Resolution 278/1999 – WPP Palmas (Note 37) | | 100 | 09.29.2029 |
| Generation Concession Contract 004/2024 – HPP Chaminé (Note 37) | | 100 | 08.02.2028 |
| Generation Concession Contract 001/2020 – HPP Guaricana (Note 37) | | 100 | 07.21.2028 |
| Generation Concession Contract 003/2024 – HPP Apucaraninha (Note 37) | | 100 | 01.27.2027 |
| Generation Concession Contract 006/2024 – HPP São Jorge (Note 37) | | 100 | 07.24.2026 |
| Concession contract 045/1999 – TPP Figueira (Note 37) | | 100 | 03.26.2019 |
| Dispatch 182/2002 – Hydroelectric Generating Plants – HGP Melissa, HGP Pitangui and HGP Salto do Vau (only registered with ANEEL) | | 100 | |
| HPP Marumbi – Power generating plant registration: CGH.PH.PR.001501-6.02 | | 100 | |
| Authorization Aneel 5.373/2015 – HGP Chopim I (only registered with ANEEL) | | 100 | |
| **Concession agreement / authorization of the equity** | | | |
| Nova Asa Branca I | MME Ordinance 267/2011 – WPP Asa Branca I | 100 | 04.25.2046 |
| Nova Asa Branca II | MME Ordinance 333/2011 – WPP Asa Branca II | 100 | 05.31.2046 |
| Nova Asa Branca III | MME Ordinance 334/2011 – WPP Asa Branca III | 100 | 05.31.2046 |
| Nova Eurus IV | MME Ordinance 273/2011 – WPP Eurus IV | 100 | 04.27.2046 |
| Santa Maria | MME Ordinance 274/2012 – WPP SM | 100 | 05.08.2047 |
| Santa Helena | MME Ordinance 207/2012 – WPP Santa Helena | 100 | 04.09.2047 |
| Ventos de Santo Uriel | MME Ordinance 201/2012 – WPP Santo Uriel | 100 | 04.09.2047 |
| GE Boa Vista | MME Ordinance 276/2011 – WPP Dreen Boa Vista | 100 | 04.28.2046 |
| GE Farol | MME Ordinance 263/2011 – WPP Farol | 100 | 04.20.2046 |
| GE Olho D'Água | MME Ordinance 343/2011 – WPP Dreen Olho D'Água | 100 | 06.01.2046 |
| GE São Bento do Norte | MME Ordinance 310/2011 – WPP Dreen São Bento do Norte | 100 | 05.19.2046 |
| Esperança do Nordeste | MME Ordinance 183/2015 – WPP Esperança do Nordeste | 100 | 05.11.2050 |
| Paraíso dos Ventos do Nordeste | MME Ordinance 182/2015 – WPP Paraíso dos Ventos do Nordeste | 100 | 05.11.2050 |
| Usina de Energia Eólica Jangada | Resolution 3.257/2011 – WPP GE Jangada | 100 | 01.05.2042 |
| Maria Helena | Resolution 3.259/2011 – WPP GE Maria Helena | 100 | 01.05.2042 |
| Usina de Energia Eólica Potiguar | MME Ordinance 179/2015 – WPP Potiguar | 100 | 05.11.2050 |
| Usina de Energia Eólica Guajiru | Resolution 3.256/2011 – WPP Dreen Guajiru | 100 | 01.05.2042 |
| Usina de Energia Eólica Cutia | Resolution 3.258/2011 – WPP Dreen Cutia | 100 | 01.05.2042 |
| São Bento do Norte I | Ordinance 349/2015 – WPP São Bento do Norte I | 100 | 08.04.2050 |
| São Bento do Norte II | Ordinance 348/2015 – WPP São Bento do Norte II | 100 | 08.04.2050 |
| São Bento do Norte III | Ordinance 347/2015 – WPP São Bento do Norte III | 100 | 08.04.2050 |
| São Miguel I | Ordinance 352/2015 – WPP São Miguel I | 100 | 08.04.2050 |
| São Miguel II | Ordinance 351/2015 – WPP São Miguel II | 100 | 08.04.2050 |
| São Miguel III | Ordinance 350/2015 – WPP São Miguel III | 100 | 08.04.2050 |
| Foz do Chopim | Authorization 114/2000 – SHP Arturo Andreoli | 36 | 07.07.2034 |
| SHP Bela Vista | Resolution 913/2017 – transferred to Copel under Resolution 7.802/2019 | 100 | 01.02.2041 |
| FDA. Electricity Generation (Note 1) | Generation Concession Contract contract 002/2020 | 100 | 11.19.2054 |
| Jandaíra I Energias Renováveis | Ordinance 140/2020 – WPP Jandaíra I | 100 | 04.02.2055 |
| Jandaíra II Energias Renováveis | Ordinance 141/2020 – WPP Jandaíra II | 100 | 04.02.2055 |
| Jandaíra III Energias Renováveis | Ordinance 142/2020 – WPP Jandaíra III | 100 | 04.02.2055 |
| Jandaíra IV Energias Renováveis | Ordinance 139/2020 – WPP Jandaíra IV | 100 | 04.02.2055 |
| EOL Potiguar B141 SPE S.A. | Ordinance 02/2019 – WPP Vila Maranhão I | 100 | 01.11.2054 |
| EOL Potiguar B142 SPE S.A. | Ordinance 12/2019 – WPP Vila Maranhão II | 100 | 01.14.2054 |
| EOL Potiguar B143 SPE S.A. | Ordinance 13/2019 – WPP Vila Maranhão III | 100 | 01.14.2054 |
| EOL Potiguar B61 SPE S.A. | Ordinance 453/2019 – WPP Ventos de Vila Mato Grosso I | 100 | 12.06.2054 |
| Ventos de Vila Paraíba IV SPE S.A. | Ordinance 10/2019 – WPP Vila Ceará I | 100 | 01.14.2054 |
| EOL Aventura II | Ordinance 209/2018 – Aventura II | 100 | 08.05.2053 |
| EOL Aventura III | Ordinance 220/2018 – Aventura III – REA nº 7.820/2019 | 100 | 08.11.2053 |
| EOL Aventura IV | Ordinance 215/2018 – Aventura IV | 100 | 08.05.2053 |
| EOL Aventura V | Ordinance 213/2018 – Aventura V | 100 | 08.05.2053 |
| EOL SRMN I S.A. | Ordinance 196/2018 – Santa Rosa e Mundo Novo I | 100 | 08.04.2053 |
| EOL SRMN II S.A. | Ordinance 194/2018 – Santa Rosa e Mundo Novo II | 100 | 08.04.2053 |
| EOL SRMN III S.A. | Ordinance 197/2018 – Santa Rosa e Mundo Novo III | 100 | 08.04.2053 |
| EOL SRMN IV S.A. | Ordinance 188/2018 – Santa Rosa e Mundo Novo IV | 100 | 08.01.2053 |
| EOL SRMN V S.A. | Ordinance 189/2018 – Santa Rosa e Mundo Novo V – Resolution 7.783/2019 | 100 | 08.01.2053 |

| Transmission concession | | Interest % | Maturity | Next tariff review |
|---|---|---|---|---|
| **Transmission lines and substations concession agreements** | | | | |
| Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations) - extended by the 3rd additive term | | 100 | 01.01.2043 | 2028 (b) |
| Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva | | 100 | 08.17.2031 | (a) |
| Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho | | 100 | 03.17.2038 | 2028 (c) |
| Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste | | 100 | 11.19.2039 | 2025 |
| Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté | | 100 | 10.06.2040 | 2026 |
| Contract 015/2010 - Substation Cerquilho III 230/138 kV | | 100 | 10.06.2040 | 2026 |
| Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório | | 100 | 08.27.2042 | 2028 |
| Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV | | 100 | 02.25.2043 | 2028 (c) |
| Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV | | 100 | 01.29.2044 | 2029 (d) |
| Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV | | 100 | 09.05.2044 | 2025 |
| Contract 022/2014 - Transmission line 500 kV Assis - Londrina | | 100 | 09.05.2044 | 2025 |
| Contract 006/2016 | | 100 | 04.07.2046 | 2026 |
| Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau | | | | |
| Contract 006/2016 - Transmission line 230 kV Baixo Iguaçu - Realeza | | | | |
| Contract 006/2016 - Transmission line 230 kV Curitiba Centro - Uberaba | | | | |
| Contract 006/2016 - Substation Medianeira 230/138 kV | | | | |
| Contract 006/2016 - Substation Curitiba Centro 230/138 kV | | | | |
| Contract 006/2016 - Substation Andirá Leste 230/138 kV | | | | |
| **Concession agreement / authorization of the equity** | | | | |
| Costa Oeste Transmissora | Contract 001/2012:<br>Transmission line 230 kV Cascavel Oeste - Umuarama<br>Substation Umuarama 230/138 kV | 100 | 01.12.2042 | 2027 |
| Caiuá Transmissora | Contract 007/2012:<br>Transmission line 230 kV Umuarama - Guaíra<br>Transmission line 230 kV Cascavel Oeste - Cascavel Norte<br>Substation Santa Quitéria 230/138/13.8 kV<br>Substation Cascavel Norte 230/138/13.8 kV | 49 | 05.10.2042 | 2027 |
| Marumbi Transmissora | Contract 008/2012:<br>Transmission line 525 kV Curitiba - Curitiba Leste<br>Substation Curitiba Leste 525/230 kV | 100 | 05.10.2042 | 2027 |
| Integração Maranhense | Contract 011/2012: Transmission line 500 kV Açailândia - Miranda II | 49 | 05.10.2042 | 2027 |
| Matrinchã Transmissora | Contract 012/2012:<br>Transmission line 500 kV Paranaíta - Cláudia<br>Transmission line 500 kV Cláudia - Paranatinga<br>Transmission line 500 kV Paranatinga - Ribeirãozinho<br>Substation Paranaíta 500 kV<br>Substation Cláudia 500 kV<br>Substation Paranatinga 500 kV | 49 | 05.10.2042 | 2027 |
| Guaraciaba Transmissora | Contract 013/2012:<br>Transmission line 500 kV Ribeirãozinho - Rio Verde Norte<br>Transmission line 500 kV Rio Verde Norte - Marimbondo II<br>Substation Marimbondo II 500 kV | 49 | 05.10.2042 | 2027 |
| Paranaíba Transmissora | Contract 007/2013:<br>Transmission line 500 kV Barreiras II - Rio das Éguas<br>Transmission line 500 kV Rio das Éguas - Luziânia<br>Transmission line 500 kV Luziânia - Pirapora 2 | 24.5 | 05.02.2043 | 2028 (c) |
| Mata de Santa Genebra | Contract 001/2014:<br>Transmission line 500 kV Itatiba - Bateias<br>Transmission line 500 kV Araraquara 2 - Itatiba<br>Transmission line 500 kV Araraquara 2 - Fernão Dias<br>Substation Santa Bárbara D Oeste 440 kV<br>Substation Itatiba 500 kV<br>Substation Fernão Dias 500/440 kV | 50.1 | 05.14.2044 | 2029 (d) |
| Cantareira Transmissora | Contract 019/2014: Transmission line Estreito - Fernão Dias | 49 | 09.05.2044 | 2025 |
| Uirapuru Transmissora | Contract 002/2005: Transmission line 525 kV Ivaiporã - Londrina | 100 | 03.04.2035 | (a) |

(a) Did not undergo tariff review and RAP reduces to 50% in the 16th year.

(b) Aneel Resolution No. 3,344/2024 approved the result of the Periodic Tariff Reviews of the Permitted Annual Revenue - RAP of the extended Concession Contracts, including Concession Contract No. 060/2001.

(c) Aneel Resolution No. 3,342/2024 approved the complementary result of the Periodic Tariff Reviews of the Permitted Annual Revenue - RAP of 2023 of the auctioned concession contracts, including concession contracts 006/2008, 002/2013 and 007/2013. In 2028, the 4th RTP of concession contract 006/2008 will take place, therefore, there will no longer be a recalculation of the cost of third party capital of this contract.

(d) Aneel Resolution No. 3,343/2024 approved the result of the Periodic Tariff Reviews of the Annual Permitted Revenue - RAP of 2024 of the auctioned transmission contracts, including concession contracts No. 001/2014 and 005/2014.

# 3. Basis of Preparation

### 3.1. Declaration of conformity

The individual financial statements of the Parent Company and the consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (BR GAAP), including the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee ("CPC") and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), currently referred to by the IFRS Foundation as "IFRS® Accounting Standards", including the interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor body, the Standing Interpretations Committee (SIC® Interpretations), and show all relevant information specific to the financial statements, and only this information, which is consistent with that used by the administration in its management.

The issuance of these individual and consolidated financial statements was authorized by the Board of Directors on February 27, 2025.

### 3.2. Basis of measurement

The individual and the consolidated financial statements were prepared based on the historical cost, except for certain financial instruments measured at fair value, as described in the respective accounting policies and notes.

### 3.3. Functional and presentation currency

The individual and the consolidated financial statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

### 3.4. Use of estimates and judgments

In the preparation of these individual and consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies of the Company and its subsidiaries. Actual results may differ from those estimates, which are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.

The areas that require a higher level of judgment and are more complex, as well as those in which proposals and estimates are significant for individual and consolidated financial projections, are as follows:

- Notes 4.17 and 37 - Assets held for sale and discontinued operations: assessment of sale as highly probable.
- Notes 4.3 and 8 - Sectorial financial assets and liabilities: forecast of values that will be included in the tariff review process;
- Notes 4.4 and 9 - Accounts receivable related to the concession: forecast of cash flows and the indemnifiable balance of the concession contracts;
- Notes 4.5 and 10 - Contract assets: definition of the contract remuneration rate, allocation of price to performance obligations and forecast of cash flows;
- Notes 4.7 and 15 - Property, plant and equipment: estimated useful life of assets;
- Notes 4.8 and 16 - Intangible assets: estimated useful life of assets;
- Notes 4.9.1 and 7.3 - Expected Credit Losses: estimate of amounts that will not be received;
- Notes 4.9.2 and 15.4 - Impairment of non-financial assets: definition of assumptions, determination of the discount rate and forecast of cash flows;
- Notes 4.10 and 26 - Provisions for legal claims and contingent liabilities: estimated losses on legal claims;
- Notes 4.10 and 12.3.1 - Provision for allocation of PIS and Cofins credits: assessment of amounts that may be required to be refunded to consumers;
- Notes 4.11 - Revenue recognition: estimate of unbilled amounts and construction margin;

- Notes 4.12 and 32.2.10 - Derivative financial instruments: mark to market of energy purchase and sale contracts;
- Notes 4.13 and 12.1 - Deferred income tax and social contribution: forecast of future taxable income for recoverability of taxes;
- Notes 4.14 and 21 - Post-employment benefits: actuarial assumptions for evaluating pension and assistance plans;
- Notes 4.16 and 24 - Right to Use Assets and Lease Liabilities: definition of the discount rate for contracts.

### 3.5. Management's judgment ongoing concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. It is reasonable to expect that the Company has adequate resources to continue as a going concern for the foreseeable future, and no events or conditions have been identified that would individually or collectively cast significant doubt on the Company's ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term public concessions; (ii) equity value; (iii) operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets outlined in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

## 4. Material Accounting Policies

The main accounting policies employed in the preparation of these individual and consolidated financial statements are outlined below. These policies have been consistently applied over the years presented.

### 4.1. Basis of consolidation

4.1.1. Subsidiaries

The subsidiaries are entities to which the Company has control. The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases. In the individual financial statements, investments in subsidiaries are accounted for using the equity method and are initially recognized at cost.

In a business combination, the assets identified, liabilities and contingent liabilities acquired are measured at their respective fair values on the acquisition date.

The excess of the acquisition cost over the fair value of the net assets acquired (identifiable assets acquired, net of assumed liabilities) is recognized as goodwill, presented under investment in the individual financial statements of the acquiring company and in the intangible asset in the consolidated financial statements. When the difference between the acquisition cost and the fair value of the net assets acquired indicates a negative amount, the gain on the bargain purchase is recognized directly in the income statement.

The amount paid that refers specifically to the concession right acquired in a business combination where the acquired entity is a concession operator, whose right to the concession has a known and defined term, is not characterized as goodwill and, therefore, is amortized over the concession period. Goodwill arising solely from the recognition of deferred tax (34%) on the gain/loss recorded in the business combination is classified as technical goodwill and is not amortized but only tested for impairment.

4.1.2. Joint ventures, joint operations (consortiums) and associates

Associates are entities over which the Company has significant influence, but does not control.

Joint arrangements are entities over which the Company has shared control with one or more other parties. They can be classified as joint operations or joint ventures.

Joint operation is a joint business according to which parties that jointly control the business have rights on assets and obligations regarding liabilities related to the business.

Joint ventures are entities over which the Company, subject to an agreement, has the ability to affect returns exerting its power in conjunction with other parties, irrespective of the percentage of interest in the voting capital.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost.

### 4.2. Financial Instruments

Financial instruments are recognized immediately on the trade date, that is, when the obligation or right arises. They are initially recorded at fair value, unless it is a trade receivable without a significant financing component, plus, for an item not measured at fair value through profit or loss, any directly attributable transaction costs. Accounts receivable from customers without a significant component of financing are initially measured at the price of the transaction.

Fair values are determined based on market prices for financial instruments with active market, and by the present value method of expected cash flows, for those that have no quotation available in the market.

Following initial recognition, financial assets are only reclassified if the Company changes its business model for managing financial assets, and this reclassification is applied prospectively.

The Company's financial instruments are classified and measured as described below.

#### 4.2.1. Financial assets recorded at fair value through profit or loss

Financial assets recorded at fair value through profit or loss include assets classified as held for trading, financial assets designated upon initial recognition as at fair value through profit or loss or financial assets required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of being sold or repurchased in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. After initial recognition, transaction costs and attributable interest expenses, when incurred, are recognized through profit or loss.

#### 4.2.2. Financial assets measured at amortized cost

These are so classified and measured when: (i) the financial asset is maintained within a business model whose objective is to maintain financial assets in order to receive contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that exclusively comprise payments of principal and interest on the principal amount outstanding.

#### 4.2.3. Financial assets recorded at fair value through other comprehensive income

They mainly comprise investments in equity instruments held for medium to long-term strategic purposes, designated at fair value through other comprehensive income, since recognizing short-term fluctuations in the fair value of these investments in profit or loss would not be in line with the Company's strategy of maintaining and observing its long-term performance potential.

#### 4.2.4. Financial liabilities measured at amortized cost

Financial liabilities are measured at amortized cost using the effective interest method. This method is also used to allocate interest expense of these liabilities for the period. The effective interest rate is the rate that discounts estimated future cash flows (including fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial liability or, when appropriate, over a shorter period, for the initial recognition of the net carrying amount.

#### 4.2.5. Financial liabilities measured at fair value through Profit or Loss

These are liabilities designated upon initial recognition as at fair value through profit or loss and those classified as held for trading. Financial liabilities designated fair value through profit or loss are stated at fair value with the respective gains or losses in fair value recognized in the statement of income. Net gains or losses recognized in profit or loss include the interest paid on the financial liability.

4.2.6. Derecognition of financial assets and liabilities

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company derecognizes financial liabilities only when its obligations are discharged, cancelled or settled. The difference between the carrying amount of the derecognized financial liability and the corresponding disbursement made, or to be made, is recorded to profit or loss.

**4.3. Net sectorial financial assets and liabilities**

In the power distribution segment, the Company records changes in sectorial financial assets and liabilities to maintain neutrality between the billed amounts of consumer tariffs, to cover energy costs, charges and other related items, and the forecast for tariff coverage, according to the term amendment to the distribution concessionaires concession.

The amounts are updated until the date of the tariff readjustment/revision and, after approval by Aneel, the new tariff is applied for the current tariff year, providing for collection or return of constituted assets and liabilities, which are then amortized.

In the event of termination of the concession for any reason, the residual values of Portion A items and other financial components, not recovered or returned through tariff, must be incorporated in the calculation of the compensation, keeping rights or obligations of the concessionaire with the Granting Authority safeguarded.

**4.4. Accounts receivable related to the concession**

Refer to financial assets of the concessions with unconditional right to receive cash by the Company, guaranteed by the Granting Authority by contractual clause and specific legislation.

4.4.1. Power distribution service concession

The concession agreement for electricity distribution provides that the users of the public service remunerate part of the investments made by the concessionaire and the Granting Authority at the end of the concession indemnifies the other party. This model provides for the recognition of financial assets, contract assets in the construction period and intangible assets.

The portion recognized as a financial asset refers to the indemnity set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the Granting Authority upon expiration of the concession. This indemnification aims to reimburse the Company for investments made in infrastructure, without recovery, through the tariff.

The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (BRR), defined by the Granting Authority, and the fair value is recorded based on the replacement cost methodology of the assets included in the distribution infrastructure linked to the concession.

4.4.2. Bonus for the grant of quota system generation concession agreement

The generation concession contract under the quota system provides for the payment of a bonus for the grant to the Granting Authority, pursuant to paragraph 7 of article 8 of Law 12,783/2013, which is recognized as a financial asset because it represents an unconditional right to receive cash, guaranteed by the Granting Authority during the term of the concession and without demand risk.

The remuneration of this financial asset is based on the Weighted Average Cost of Capital - WACC defined by the National Energy Policy Council (CNPE) in Resolution 2/2015, which is being presented in the statement of income as operating revenue in accordance with the Company's business model.

4.4.3. Concession of power generation

The Company has operated and operates concession agreements for power generation that contain indemnification clauses for the infrastructure not depreciated, amortized and/or received during the concession term. After maturity, the residual balances of the assets are transferred to Accounts receivable related to the concession. At the end of each reporting period, Management evaluates the recoverability of the asset, remeasuring its cash flow based on its best estimate.

**4.5. Contract assets**

Represented by the contractual right of the Company related to the construction of the infrastructure delegated by the Granting Authority, conditional upon the receipt of revenue not only by the passage of time, but after fulfilling the performance obligation to maintain and operate the infrastructure.

4.5.1. Power distribution service concession

Represents the concessionaire's contractual right related to the works under construction to meet the needs of the concession, accounted for at cost plus financial charges, when applicable.

When the assets are put into operation, the assets are transferred to the intangible asset, in the amount equivalent to what will be remunerated by the user through payment of the fee for the use of the services, or to the accounts receivable associated to the concession, in the amount equivalent to the residual portion of the assets not amortized, which will be reverted to the Granting Authority through indemnification at the end of the concession.

4.5.2. Power transmission concession

Represents the balance of public electricity transmission contracts signed with the Granting Authority to build, operate and maintain the high voltage lines and substations.

During the term of the concession agreement, the Company receives, subject to its performance, a remuneration denominated Annual Revenue Allowance (RAP) that remunerates the investments made in the construction of the infrastructure and covers the costs of operation and maintenance incurred.

The Company estimates its revenue in the construction phase at fair value based on the budgeted cost of the work and used by management as a parameter for bidding on the concession auction. Fair value revenue comprises the budgeted cost for the entire construction period plus the construction margin, which represents sufficient parcel to cover the costs of managing and monitoring the work.

The implicitly remuneration rate of each concession is determined by the projection of the expected cost, the profit margin in the construction phase and the projection of the Annual Permitted Revenue ("RAP") to be received, net of the variable consideration estimate ("PV") and the portion intended to remunerate Operation and Maintenance (O&M). This remuneration rate is fixed at the initial period and does not change during the performance of the contract

The assets arising from the construction of the transmission infrastructure are formed by the recognition of construction revenue, according to the percentage of completion of the construction (Note 4.11.3), and by their financial remuneration (Note 4.11.2).

After the start of commercial operation and to the extent that the operation and maintenance (O&M) service is provided, the part of the RAP referring to O&M revenue is recognized in the income statement at fair value, on a monthly basis, and billed together with the part of the revenue recognized in the construction phase. This invoiced amount is transferred to financial assets under trade accounts receivable until it is actually received. The rates defined by Aneel are used as a reference, since these rates were the subject of technical and statistical studies and represent the best estimate of the useful life of each asset.

The Company recognizes gains and losses due to efficiency or inefficiency in the construction of the infrastructure and due to periodic tariff review (RTP), when incurred, directly in the statement of income for the year.

**4.6. Accounts payable related to the concession**

These refer to the amounts set forth in the concession agreement in connection with the right to explore hydraulic power generation potential (onerous concession), whose agreement is signed as Use of Public Property (UBP) agreements. The obligation is recognized on the date of signature of the concession agreement corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contractual payments

**4.7. Property, Plant and Equipment**

These rights relate to tangible assets intended for the maintenance of the entity's activities or exercised for this purpose. This includes rights arising from transactions that transfer the benefits, risks, and control of these assets to the entity.

The property, plant and equipment related to the public service concession agreement are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by Aneel, which are used and accepted by the market as representative of the economic useful lives of the assets related to concession's infrastructure.

Property, plant and equipment related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by Aneel limited to the concession period. All other property, plant and equipment are depreciated using the straight-line method based on estimates of their useful lives.

Costs directly attributable to construction works as well as interest and financial charges on borrowings from third parties during construction are recorded under property, plant and equipment in progress, if it is probable that they will result in future economic benefits for the Company.

**4.8. Intangible Assets**

They mainly comprise the assets arising from the concession contracts detailed below, in addition to the concession/authorization rights generated in business combinations (Note 4.1.1) and balances of software acquired from third parties and software developed in-house which are measured at acquisition cost and amortized over five years.

<u>4.8.1. Onerous concession of electric power generation</u>

Corresponds to acquisition of exploration rights on hydropower potential whose onerous concession contract is signed as Use of Public Property - UBP and/or Grant Bonus.

This asset is recognized at the present value of future cash disbursements during the Concession Agreement term. At the date of start of commercial operation or acquisition of exploration rights on hydropower potential and piped gas, the amount presented is fixed and amortized over the concession period.

<u>4.8.2. Hydrological risk renegotiation (Generation Scaling Factor - GSF)</u>

Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203/2015 and subsequent changes, arising from the amounts recovered from the cost with the adjustment of the Energy Reallocation Mechanism - MRE (GSF). The amount was transformed by Aneel into an extension of the concession period, which is amortized on a straight-line basis until the end of the new concession period.

<u>4.8.3. Power distribution service concession</u>

This comprises the right to control infrastructure, built or acquired as part of the electric energy public service concession, and the right to charge fees to the users of the public service.

Intangible assets are recorded at their fair acquisition and construction value, less accumulated amortization and impairment losses, when applicable. The amortization of intangible assets reflects the pattern in which it is expected that future economic benefits will flow to the Company during the concession period.

During the infrastructure construction phase costs are classified as contract assets (Note 4.5).

### 4.9. Impairment of assets

Assets are assessed to detect evidence of impairment.

4.9.1. Financial assets

Provisions for losses on financial assets are based on assumptions about default risk, existing market conditions and future estimates at the end of each year.

The Company applies the simplified approach of IFRS 9 / CPC 48 to the measurement of expected credit losses, considering estimates for all trade accounts receivable, grouped based on shared credit risk characteristics, number of days late, in the amount considered enough to cover losses on the realization of these assets, based on specific criteria of the payment history, collection actions carried out for the credit recovery and relevance of the amount due in the receivables portfolio.

4.9.2. Non-financial assets

When there is a loss arising from situations in which the asset's book value exceeds its recoverable amount, defined as the higher of the asset's value in use and the fair value net of the asset's selling expenses, this loss is recognized in profit or loss for the year.

For impairment testing purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGU).

The amount of the impairment of non-financial assets is reviewed at the reporting date. In case of reversal of impairment losses that had been recorded in prior years, this reversal is recognized in current year's profit or loss.

Assets arising from onerous concession and rights of concession and/or authorization to generate electricity, classified as intangible assets, have their impairment tested along with the other assets of that cash-generating unit.

The impairment of contract assets in their construction phase is tested immediately, mainly considering the use of the effective interest rate fixed at the beginning of the project and carried to the end of the concession cash flow. After the beginning of the commercial operation, the portion of revenue recognized is tested for impairment in the accounts receivable from customers. For the receivable part conditioned to fulfill the performance obligation to maintain and operate the infrastructure, the Company has no history and no expectation of losses, since amount is subject to guarantee structures, via shared apportionment of eventual default losses among the other members of the national interconnected system managed by National Electric System Operator (ONS) and by the jurisdiction of the sector.

### 4.10. Provisions

Provisions are recognized when: i) the Company has a present obligation (legal or not formalized) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation.

The estimates of outcomes and financial impacts are determined by the Company, which requires use of judgment by Management, supplemented by the experience of similar past transactions and, in some cases, by independent expert reports.

The amounts corresponding to the main portion of the provision are recognized in the operating result or in assets and the monetary restatement, if any, is recognized in the financial result. Socio-environmental provisions are recorded under assets when incurred during the implementation phase of projects, or even later, after entry into commercial operation, when considered conditions for obtaining/renewing operation and maintenance licenses.

Provisions for dismantling or decommissioning assets are recorded against the cost of the respective asset, at present value, when they meet the recognition and measurement criteria. The asset is depreciated along with the items of property, plant, and equipment, while the liability is reconstituted by the passage of time. In the event of a revision of the provisioned amounts, if these are not due solely to the passage of time, they are recognized again against the cost of the asset and depreciated until the end of their useful life.

Contingent assets and liabilities are not recognized in accounting but are disclosed in notes to the financial statements when it is probable that future economic benefits will be recognized, for the assets, or when the probability of an outflow of resources is assessed as possible, in the case of liabilities.

### 4.11. Revenue recognition

4.11.1. Revenue from contracts with customers

Revenue is measured based on the consideration that the Company expects to receive in a contract with the customer, net of any variable consideration. The Company recognizes revenues when it transfers control of the product or service to the customer and when it is probable to receive the consideration considering the client's ability and intention to pay the consideration when due. The Company's operating revenue comes mainly from the electricity supply and from the electric network availability.

The revenue from electricity supply is recognized monthly based on the data for billing that are determined by the average MW of contracted electricity and declared with the CCEE. When the information is not available, the Company estimates the revenue considering the contracts' rules and price and volume estimates.

For wind power generation companies subject to minimum generation amounts, the Company understands that it is subject to variable consideration, and for this reason, includes a provision for non-performance based on the annual generation estimates, reducing revenue.

Revenue from electric power supply and network availability is recognized monthly based on measured and effectively billed energy. In addition, the Company records unbilled revenue, by estimate based on the last measurement taken. and/or considering the contracted and seasonalized energy in the month. The concession contract for the public electricity distribution service provides for compensation for non-performance of quality indicators which, when incurred, are accounted for as a reduction in revenue from the use of the main distribution and transmission grid.

Information on the transmission segment's revenue is described in Note 4.5.2.

4.11.2. Interest income

Interest income is recognized when it is probable that future economic benefits will flow to the Company and its amount can be reliably measured. Interest income is recognized based on time and the effective interest rate on outstanding principal amounts. The effective interest rate is the one that discounts the estimated future cash receipts calculated during the estimated life of the financial asset in relation to initial net carrying amount of that asset.

Regarding the contract assets of the power transmission concession, financial compensation revenue is recognized using the implicit remuneration rate established at the beginning of each project, which is presented in the statement of income as operating income in accordance with the Company's business model.

4.11.3. Construction revenue and margin

Revenue related to construction services for infrastructure in the power transmission and distribution services, are recognized over time based on the stage of completion of the work.

The respective costs are recognized when incurred, in the statement of income for the year, as construction cost.

Given that Copel Distribuição outsources the construction of distribution infrastructure to unrelated parties, through works carried out in the short term, the construction margin for the energy distribution activity results in insignificant amounts, which leads to its non-recognition in construction revenue.

The construction margin adopted for transmission activity derives from a calculation methodology that considers business risk.

### 4.12. Derivative Financial Instruments

The Company negotiates energy purchase and sale agreements and part of its contracts are classified as derivative financial instruments measured at fair value through profit or loss.

Unrealized net gains or losses arising from the mark-to-market of these contracts (difference between contractual and market prices) are recorded as operating income or operating costs in the Statement of income.

### 4.13. Deferred income tax and social contribution

The Company, based on its profitability history and the expectation of generating future taxable profits, based on its internal projections prepared for reasonable periods for its business, sets up a deferred tax asset on temporary differences between the tax bases and on tax losses and negative tax basis.

The deferred income tax and social contribution are recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used for tax calculation purposes, to the extent that there will probably be sufficient taxable profits against which the temporary differences can be utilized and the tax losses can be offset.

Deferred tax assets and liabilities may be offset if there is a legal right to offset the current tax assets and liabilities and they relate to the same taxing authority.

### 4.14. Post-employment benefits

The Company and its subsidiaries sponsor pension plans to supplement retirement and pension plans and the Assistance Plan (medical and dental assistance) for their active employees and post-employment and their legal dependents. The amounts of these actuarial commitments (contributions, costs, liabilities and/or assets) are evaluated annually by an independent actuary, with the base date that coincides with the end of the year. The economic and financial assumptions for the purposes of the actuarial valuation are discussed with the independent actuary and approved by the Management.

The assets of the benefit plans are valued at market value (marked-to-market). The value of the net plan liability is recognized at the present value of the actuarial obligation, less the fair value of the plan assets. The adoption of the projected credit unit method adds each year of service as a triggering event for an additional benefit unit, adding up to the calculation of the final obligation.

Other actuarial assumptions are used, which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

### 4.15. Share-based compensation

The Company implements Long-Term Incentive Plans (ILP) through which it receives the services rendered by eligible participants (managers and/or employees). These services are settled with equity instruments (shares). The total expense is recognized in the income statement under personnel and management, with a corresponding increase in equity over the vesting period.

The amount recognized as an expense is periodically adjusted to reflect the number of shares for which it is expected that the time and performance conditions will be met. The final amount recognized as an expense is based on the number of shares that effectively meet the conditions on the vesting date. The fair value of the services received is measured indirectly based on the fair value of the equity instruments granted, which is measured on the date the shares are granted and no subsequent adjustments are made for differences between expected and actual results.

**4.16. Right to use lease assets and liabilities**

Upon entering into a lease agreement, the right to use assets is recorded at present value, with a corresponding entry to a lease liability of the same amount, except for agreements that meet the exemption criteria of the accounting standard (short-term leases, low value or those that foresee variable remuneration). After initial measurement, the amortization of the right-of-use asset is recorded in operating result and interest on the lease liability in financial result. To define the interest rate, the Company uses as a basis the nominal rate practiced in the last funding of the Copel group, disregarding subsidized or incentivized funding.

**4.17. Assets and liabilities held for sale and discontinued operation**

Assets and liabilities are classified as held for sale when the sale is highly probable, i.e., when they are available for immediate sale under current conditions and senior management is committed to the divestment, which is expected to be completed within 12 months of the reclassification date. Assets held for sale and associated liabilities are measured at book value or fair value net of selling expenses, whichever is the lower. If the asset represents an important separate line of business, the transaction is classified as a discontinued operation, and its results and cash flows are presented separately.

**4.18. Treasury shares**

The value of the shares repurchased by the Company, along with the transaction costs incurred in the repurchase process, is recorded in equity. These amounts are not restated as long as the shares remain in treasury. In the event of the sale of these shares, if the result, net of transaction costs, results in a gain, it is recorded in a capital reserve. If there is a loss, it is recorded in the account that originated the funds for the acquisition.

**4.19. Statements of Added Value**

The presentation of the individual and consolidated Statement of Added Value (DVA) is required by Brazilian corporate law and by the accounting practices adopted in Brazil applicable to publicly traded companies. The DVA was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Added Value". The purpose of this statement is to show the wealth generated by companies and its distribution during a given period. The IFRS do not require the presentation of this statement. As a result, under IFRS, this statement is presented as supplementary information, without detriment to the financial statements as a whole.

**4.20. Standards applicable to the Company effective January 1, 2024**

As of January 1, 2024, the following changes in standards are in effect, with no significant impact on the Company's financial statements:

(i) CPC 03 / IAS 7 - Statement of Cash Flows and CPC 40 / IFRS 7 - Financial Instruments: requirements for disclosure of supplier financing agreements;

(ii) CPC 26 / IAS 1: requirements for categorizing liabilities as current or non-current and for presenting non-current liabilities with covenants;

(iii) CPC 06 / IFRS 16 - Leases: modifications related to sale and leaseback transactions;

(iv) CPC 09 (R1) - Statement of Added Value: modifications to align with CPCs issued subsequent to the standard's release.

**4.21. New standards that are not yet in effect**

As of the following financial years, the new and/or revised standards below will be in effect:

(i) CPC 02 / IAS 21 - Effects of Changes in Exchange Rates Entitled Lack of Convertibility (effective as of January 1, 2025);

(ii) CPC 18 (R3) - Investments in Associates and Joint Ventures (effective as of January 1, 2025);

(iii) ICPC 09 (R3) - Individual Accounting Statements, Separate Statements, Consolidated Statements, and Application of the Equity Method (effective as of January 1, 2025);

(iv) CPC 48 / IFRS 9 and CPC 40 / IFRS 7 - Classification and measurement of financial instruments and Contracts with reference to energy and whose generation depends on nature (effective as of January 1, 2026);

(v) IFRS 18 - Presentation and Disclosure in Financial Statements (effective as of January 1, 2027);

(vi) IFRS 19 - Subsidiaries without Public Accountability: Disclosures (effective as of January 1, 2027);

(vii) OCPC 10 - Carbon Credits (tCO2e), Emission Allowances and Decarbonization Credit ("CBIO") (effective as of January 1, 2025);

(viii) CPC 36 / IFRS 10 and CPC 18 / IAS 28: changes related to the sale or contribution of assets between an investor and its associate or joint venture (no defined effective date).

The Company does not expect significant impacts on the financial statements as a result of these changes in standards, except for IFRS 18, for which management is assessing the impacts of adoption.

## 5. Cash and Cash Equivalents

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Cash and bank accounts | 233 | 96 | 174,798 | 223,298 |
| Financial investments with immediate liquidity | 280,107 | 2,231,317 | 3,987,141 | 5,411,325 |
| | **280,340** | **2,231,413** | **4,161,939** | **5,634,623** |

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus income net of income tax earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments refer to Bank Deposit Certificates ("CDB") and Repurchase Agreements which, depending on the incidence of IOF and the liquidity period negotiated at the time of contracting, are remunerated at between 92.0% and 102.5% of the variation rate of the Interbank Deposit Certificate ("CDI").

## 6. Bonds and Securities

| Category | Index | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Units in Funds (a) | CDI | 95 | 93 | 418,465 | 410,012 |
| Bank Deposit Certificates – CDB | 95% to 101% of CDI | – | – | 94,707 | 85,483 |
| Committed Operation | 98% of CDI | – | – | 16,536 | – |
| | | 95 | 93 | 529,708 | 495,495 |
| | **Current** | **95** | **93** | **623** | **4,763** |
| | **Noncurrent** | – | – | **529,085** | **490,732** |

Interbank Deposit Certificate – CDI

(a) Most of these are reserve accounts intended to fulfil loan, financing and debentures contracts with BNDES.

The Company and its subsidiaries hold securities that yield variable interest rates. The term of these securities ranges from 1 to 56 months from the end of the period, however, most of the balance is recorded in noncurrent assets as they refer to funds tied to the financial guarantee of long-term contracts.

## 7. Trade Accounts Receivable

| Consolidated | Balances falling due | Overdue up to 90 days | Overdue for more than 90 days | Total 12.31.2024 | Total 12.31.2023 |
|---|---|---|---|---|---|
| Electricity sales to final customers and Charges for use of the system - Copel DIS (a) | 1,719,504 | 421,647 | 114,527 | 2,255,678 | 2,131,227 |
| Unbilled electricity sales to final customers and Charges for use of the system - Copel DIS | 930,801 | – | – | 930,801 | 850,513 |
| Electricity sales to final customers | 171,035 | 1,995 | 4,486 | 177,516 | 217,201 |
| Other consumers receivables | 93,041 | 34,614 | 59,549 | 187,204 | 202,315 |
| Energy supply - Concessionaires, permission holder and trading companies | 387,163 | 2,625 | 25,886 | 415,674 | 471,637 |
| CCEE (7.2) | 130,716 | – | 119,665 | 250,381 | 139,713 |
| Charges for use of the transmission system | 69,384 | 602 | 32,356 | 102,342 | 86,155 |
| (-) Expected credit losses (7.3) | (12,098) | (12,973) | (215,643) | (240,714) | (232,332) |
| | **3,489,546** | **448,510** | **140,826** | **4,078,882** | **3,866,429** |
| | | | **Current** | **3,962,702** | **3,761,170** |
| | | | **Noncurrent** | **116,180** | **105,259** |

(a) Includes the balance of debt installments of Copel DIS (Note 7.1).

### 7.1. Debt installments

| | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Residential | 106,440 | 123,291 |
| Industrial | 77,038 | 87,823 |
| Commercial | 181,104 | 141,063 |
| Rural | 10,058 | 10,493 |
| Public Entities | 5,011 | 13,112 |
| Public lighting | 454 | 6,103 |
| Public service | 2,074 | 1,825 |
| (-) Adjustment to present value | (21,251) | (46,211) |
| | **360,928** | **337,499** |

At Copel DIS, the installment payment of overdue debts may be granted at the consumer's request based on criteria and conditions, which include the minimum down payment percentage, the number of installments, and guarantee requirements, depending on the amount of the debt.

The balances of debt installments, as of December 31, 2024, are at present value, and take into account the amount to be discounted, the due dates of the installments and the weighted average discount rate of 1.28% p.m. (1.22% p.m. as of December 31, 2023).

### 7.2. Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

The overdue balance of R$119,665 refers to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colider, for which expected credit losses were recorded in the same amount, as outlined in Note 7.3. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, could be postponed.

In May 2023, a ruling was issued by the competent Federal Court, partially recognized the requests. Copel GeT filed an appeal with the TRF1 defending the extension of the recognition of the exclusions for the entire period and renewed the request for appellate relief to maintain the suspension of the sanctioning and contractual effects of Aneel's deliberations, until the judgment of the appeal, which was again granted in August 2023 by the Reporting Judge. The appeal is awaiting processing and judgment.

### 7.3. Expected credit losses

| Consolidated | Balance as of January 1, 2023 | Additions | Write offs | Reclassification (a) | Balance as of December 31, 2023 | Additions | Write offs | Reclassification (a) | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|---|---|---|
| Electricity sales to final customers, Charges for use of the system and other consumers receivables - Copel DIS | 119,538 | 99,685 | (35,358) | | 183,867 | 70,627 | (120,871) | | 83,623 |
| Electricity sales to final customers and other consumers receivables - Copel COM | 12,532 | 2,792 | | | 15,324 | 716 | (9,175) | | 6,865 |
| Energy supply - Concessionaires, permission holder and trading companies | 9,827 | 4,530 | (834) | | 13,526 | 21,172 | (4,137) | | 30,561 |
| CCEE (7.2) | 119,865 | | | | 119,865 | | | | 119,865 |
| Gas distribution | 10,381 | 293 | (329) | (10,338) | | 7,510 | | (7,510) | |
| | 271,943 | 107,296 | (86,519) | (10,338) | 282,382 | 100,025 | (134,183) | (7,510) | 240,714 |

(a) Reclassification to Assets classified as held for sale (Note 37).

## 8. Net Sectorial Financial Assets and Liabilities

The Sectorial Financial Assets and Liabilities comprise the differences calculated between the balances considered in the tariff coverage to cover energy costs, charges and other financial components, and the actual costs incurred, resulting in a balance to be received by the distributor or to be refunded to consumers. The current balance consists of amounts approved by Aneel in the last tariff adjustment and amounts that will be ratified in the next tariff events.

| Consolidated | Balance as of January 1, 2024 | Operating revenues | Financial results | | Tariff flags | Statement of Financial Position | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|---|
| | | Constitution | Amortization | Updating | | Constitution | |
| **Portion A** | | | | | | | |
| Electricity purchased for resale - Itaipu | 106,581 | 73,899 | (108,421) | 6,754 | | | 78,793 |
| Electricity purchased for resale - CVA Energ | (557,165) | 153,184 | 488,290 | (40,429) | (31,003) | | (82,125) |
| Transport of energy using the transmission system - basic grid | 601,157 | 253,551 | (515,559) | 53,247 | | | 402,396 |
| Transport of energy purchased from Itaipu | 54,593 | 15,639 | (46,432) | 5,770 | | | 29,570 |
| ESS | 142,434 | 123,496 | (103,963) | 11,903 | (63,265) | | 112,637 |
| CDE | 1,230 | (50,074) | (13,442) | 2,446 | | | (64,790) |
| Proinfa | (14,495) | (15,435) | 23,969 | (1,710) | | | (7,721) |
| **Other financial components** | | | | | | | |
| Refunds of PIS and Cofins (Note 12.3.1) | (702,395) | | 1,317,055 | | | (1,182,915) | (568,455) |
| Neutrality | (19,622) | (395,710) | 154,354 | (16,008) | | | (276,986) |
| Hydrological risk | (475,400) | (430,730) | 445,338 | (20,483) | | | (481,282) |
| Tariff refunds | (131,607) | (97,904) | 113,253 | (8,700) | | | (172,958) |
| Overcontracting | 634,193 | 150,063 | (390,911) | 25,573 | (184,853) | | 234,070 |
| Itaipu Bonus | (3,243) | | (55,741) | | | 58,984 | |
| CDE Eletrobras | (41,332) | 63,074 | 22,929 | (4,733) | | (81,279) | (38,391) |
| Tariff mitigation mechanism | | (234,739) | | (7,583) | | | (242,072) |
| Other | (17,004) | (14,603) | 13,091 | (1,247) | | | (19,763) |
| | (473,045) | (393,339) | 1,317,063 | 8,847 | (332,126) | (1,205,210) | (1,077,810) |
| Current assets | 15,473 | | | | | | |
| Noncurrent assets | 15,473 | | | | | | |
| Current liabilities | (476,103) | | | | | | (935,322) |
| Noncurrent liabilities | (27,888) | | | | | | (142,488) |

| Consolidated | Balance as of January 1, 2023 | Operating revenues | Financial results | | Tariff flags | Financial Position | Balance as of December 31, 2023 |
|---|---|---|---|---|---|---|---|
| | | Constitution | Amortization | Updating | | Constitution | |
| **Portion A** | | | | | | | |
| Electricity purchased for resale - Itaipu | 319,849 | (70,068) | (702,517) | 59,495 | | | 106,561 |
| Energia elétrica comprada p/ revenda - CVA Energ | (532,059) | (444,221) | 555,583 | (36,565) | 112 | | (557,165) |
| Transport of energy using the transmission system - basic grid | 250,766 | 540,034 | (244,240) | 51,550 | | | 601,157 |
| Transport of energy purchased from Itaipu | 10,706 | 50,324 | (10,183) | 3,251 | | | 54,590 |
| ESS | 227,329 | 271,566 | (320,495) | 20,651 | (56,567) | | 142,484 |
| CDE | 200,490 | (55,007) | (149,014) | 5,133 | | | 1,280 |
| Proinfa | 42,079 | (32,044) | (22,860) | (1,569) | | | (14,495) |
| **Other financial components** | | | | | | | |
| Refunds of PIS and Cofins (Note 12.3.1) | (765,570) | | 1,525,351 | | | (1,462,676) | (702,895) |
| Neutrality | 98,598 | (41,000) | (79,292) | 2,072 | | | (19,622) |
| Offset of distributed contracts under CCEAR | (136) | | 136 | | | | |
| Hydrological risk | (524,306) | (431,085) | 504,007 | (23,216) | | | (475,400) |
| Tariff refunds | (175,460) | (92,589) | 96,560 | (10,118) | | | (181,607) |
| Overcontracting | 436,024 | 327,874 | (176,556) | 46,848 | (297) | | 634,190 |
| Itaipu Bonus | 4,940 | (68) | (68,026) | (1,076) | | 58,984 | (3,243) |
| Water shortage account | (71,133) | | 71,133 | | | | |
| CDE Eletrobras | (184,100) | 165,167 | 24,533 | (8,306) | | (39,196) | (41,882) |
| Other | 107,629 | (10,448) | (108,015) | (2,872) | | | (17,004) |
| | (101,857) | 175,359 | 894,837 | 58,253 | (56,752) | (1,442,885) | (473,045) |
| Current assets | 190,699 | | | | | | 15,473 |
| Noncurrent assets | 190,699 | | | | | | 15,473 |
| Current liabilities | (433,914) | | | | | | (476,103) |
| Noncurrent liabilities | (49,341) | | | | | | (27,888) |

## 9. Accounts Receivables - Concessions

| Consolidated | | 12.31.2024 | 12.31.2023 |
|---|---|---|---|
| Power distribution service concession (9.1) | | 2,610,731 | 1,954,679 |
| Bonus from the grant of concession agreements under the quota system (9.2) | | 821,204 | 792,741 |
| Generation concession agreements (9.3) | | 75,125 | 71,835 |
| | | **3,507,060** | **2,819,255** |
| | Current | **10,609** | **9,354** |
| | Noncurrent | **3,497,351** | **2,809,901** |

### 9.1. Power distribution service concession

| | |
|---|---|
| **Balance as of January 1, 2023** | **1,442,819** |
| Transfers from contract assets (Note 10.1) | 451,256 |
| Transfers to other receivables (assets held for disposal) | (1,287) |
| Fair value recognition | 62,167 |
| Write-offs | (276) |
| **Balance as of December 31, 2023** | **1,954,679** |
| Transfers from contract assets (Note 10.1) | 578,220 |
| Transfers to other receivables (assets held for disposal) | (1,927) |
| Fair value recognition | 82,424 |
| Write-offs | (3,265) |
| **Balance as of December 31, 2024** | **2,610,731** |

Balance corresponding to the estimated portion of investments made in the public service infrastructure whose useful life exceeds the concession period and which, according to the contractual provision, will be indemnified by the Granting Authority at the end of the concession.

### 9.2. Bonus from the grant of concession agreements under the quota system

| | |
|---|---|
| **Balance as of January 1, 2023** | **766,832** |
| Transfers to electricity grid use charges - customers | (88,461) |
| Interest (Note 28.1) | 114,370 |
| **Balance as of December 31, 2023** | **792,741** |
| Transfers to electricity grid use charges - customers | (91,737) |
| Interest (Note 28.1) | 120,800 |
| **Balance as of December 31, 2024** | **821,804** |

Balance relating to the bonus for the grant of the GPS HPP concession contract, paid to the Granting Authority, restated by the IPCA and interest, in accordance with the concession contract signed on January 5, 2016.

### 9.3. Power generation concessions agreements

| | |
|---|---|
| **Balance as of January 1, 2023** | **68,642** |
| Fair value adjustment | 3,193 |
| **Balance as of December 31, 2023** | **71,835** |
| Fair value adjustment | 3,590 |
| **Balance as of December 31, 2024** | **75,425** |

Residual balance of the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balance was reclassified to accounts receivable related to the concession and subsequently measured at the best estimate of fair value. In 2015, Copel GeT expressed to Aneel its interest in receiving the indemnifiable amount, with proof of the realization of the respective investments. In August 2022, Copel submitted to Aneel the appraisal reports related to the residual values, with a base date of July 2015, which, since January 2023, have been under review by the regulatory agency (Note 32.2.1 - e).

## 10. Contract assets

| Consolidated | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Power distribution service concession (10.1) | 1,701,448 | 2,201,958 |
| Power transmission concession (10.2) | 5,509,458 | 5,403,103 |
| | **7,210,906** | **7,605,061** |
| Current | **283,896** | **284,616** |
| Noncurrent | **6,927,010** | **7,320,445** |

### 10.1. Power distribution service concession contract

| Consolidated | Assets | Special liabilities | Total |
|---|---|---|---|
| **Balance as of January 1, 2023** | **2,405,124** | **(72,953)** | **2,332,171** |
| Acquisitions | 2,305,311 | - | 2,305,311 |
| Customers contributions | - | (339,277) | (339,277) |
| Transfers to intangible assets (Note 16.1) | (1,888,949) | 273,071 | (1,615,878) |
| Transfers to accounts receivable – concessions (Note 9.1) | (507,401) | 56,151 | (451,250) |
| Other transfers | (12,391) | - | (12,391) |
| Write-offs or disposal | (16,728) | - | (16,728) |
| **Balance as of December 31, 2023** | **2,284,966** | **(83,008)** | **2,201,958** |
| Acquisitions | 2,465,040 | - | 2,465,040 |
| Customers contributions | - | (258,692) | (258,692) |
| Transfers to intangible assets (Note 16.1) | (2,303,950) | 200,428 | (2,103,522) |
| Transfers to accounts receivable – concessions (Note 9.1) | (630,818) | 41,998 | (588,820) |
| Other transfers | (20) | - | (20) |
| Write-offs or disposal | (14,496) | - | (14,496) |
| **Balance as of December 31, 2024** | **1,800,722** | **(99,274)** | **1,701,448** |

The balance consists of work in progress mainly related to the construction and expansion of substations, distribution lines and networks, and metering equipment, measured at historical cost, net of special liabilities, and which are transferred to the Accounts receivable related to the concessions and Intangible assets as these works are completed.

The capitalized costs of loans, financing, and debentures during the construction phase amounted to R$19,187 in 2024, at an average rate of 0.25% p.a. (R$19,041 at an average rate of 0.32% p.a. in 2023).

### 10.2. Transmission service concession contract

| | Concession assets | RBSE assets | Total |
|---|---|---|---|
| **Balance as of January 1, 2023** | **3,894,276** | **1,416,200** | **5,310,476** |
| Realization of gains/losses in business combinations | 722 | – | 722 |
| Transfers to electricity grid use charges - customers | (423,851) | (294,975) | (718,826) |
| Transfers to property, plant and equipment | (4,086) | – | (4,086) |
| Transfers from litigations | (458) | – | (458) |
| Remuneration | 521,308 | 194,722 | 716,030 |
| Construction revenue (Note 28.1) | 85,181 | – | 85,181 |
| Construction income (Note 28.1) | 1,410 | – | 1,410 |
| Gain from efficiency (Note 28.1) | 12,654 | – | 12,654 |
| **Balance as of December 31, 2023** | **4,087,156** | **1,315,947** | **5,403,103** |
| Realization of gains/losses in business combinations | 722 | – | 722 |
| Transfers to electricity grid use charges – customers | (408,832) | (306,596) | (715,428) |
| Transfers to property, plant and equipment | (5,135) | – | (5,135) |
| Transfers from litigations | (2,994) | – | (2,994) |
| Remuneration | 517,622 | 188,105 | 705,727 |
| Construction revenue (Note 28.1) | 95,610 | – | 95,610 |
| Construction income (Note 28.1) | 2,040 | – | 2,040 |
| Ganho por eficiência (NE nº 28.1) | 25,253 | – | 25,253 |
| **Balance as of December 31, 2024** | **4,312,002** | **1,197,456** | **5,509,458** |

In the construction and operation of transmission infrastructure, there may be delays in the works, environmental issues, easements and land negotiations, variations in the cost of materials, as well as the result of the revision/adjustment of the Annual Permitted Revenue ("RAP"), among others that may have an impact on the profitability of the business. During the construction phase, these occurrences may cause changes to the original project, and the amounts, positive or negative, are recognized directly in the income statement during their execution. In the assets operation and maintenance phase, the part of the RAP related to performance (variable portion) is recognized as the services are performed.

In July 2024, Aneel approved the tariff review of part of Copel GeT transmission concession contracts, with a negative impact of R$44,402, mainly due to the assessment of the New Replacement Value ("VNR") of the assets, partially offset by the increase in the RAP for reinforcements and improvements carried out in the last cycle. Copel submitted an administrative appeal to Aneel requesting a review of the amounts. In 2023, the tariff review of some Copel GeT contracts resulted in a gain of R$4,014.

In June 2022, Technical Note No. 85/2022-SGT/Aneel was issued, which dealt with the analysis of the requests for reconsideration on the payment of the financial component and reprofiling of the RBSE Assets. Aneel has not yet deliberated on these requests, so the amounts approved by Aneel Resolution No.2,847 of April 22, 2021, are still in effect and appropriate for accounting purposes.

The table below presents the assumptions utilized to calculate the assets and contracts:

| | 12.31.2024 | | | 12.31.2023 | | |
|---|---|---|---|---|---|---|
| | Concession assets | RBSE assets | | Concession assets | RBSE assets | |
| | | Financial | Economic | | Financial | Economic |
| Construction margin | 1.65% | N/A | N/A | 1.65% | N/A | N/A |
| Operating and maintenance margin | 1.65% | N/A | N/A | 1.65% | N/A | N/A |
| Remuneration rate (a) | 9,62% a.a. | 8,11% a.a. | 11,10% a.a. | 9,60% a.a. | 8,11% a.a. | 11,10% a.a. |
| Contract correction index | IPCA (b) | IPCA | IPCA | IPCA (b) | IPCA | IPCA |
| Annual RAP, according to Ratifying Resolution | 611,620 | 209,066 | 115,920 | 574,028 | 201,152 | 157,525 |

(a) Average rate of contracts.

(b) Contract 075/2001 – LT 230 kV Bateias – Jaguariaíva, from Copel GET, and contract 002/2005 – LT 525 kV Ivaiporã – Londrina, from Uirapuru, are adjusted by the IGP-M.

(c) Increase in the RAP financial portion of RBSE assets, due to the reprofiling defined by Aneel Homologatory Resolution No. 2,847/2021.

## 11. Other Receivables

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Investment disposal (a) | 596,203 | – | 596,203 | – |
| CDE transfer (b) | – | – | 325,657 | 133,375 |
| Assets and rights disposal (c) | – | – | 315,436 | 17,972 |
| Services in progress (d) | 3,056 | 1,660 | 239,474 | 328,972 |
| Contractual advances to suppliers | – | – | 44,624 | 15,371 |
| Disposals and decommissioning in progress | – | 7 | 35,676 | 48,285 |
| Advance payments to employees | 256 | 373 | 12,536 | 17,333 |
| Materials and supplies for power electricity (e) | – | – | – | 61,317 |
| Other receivables | 534 | 409 | 61,914 | 78,763 |
| | **600,049** | **2,449** | **1,631,520** | **701,388** |
| **Current** | **301,929** | **2,431** | **949,674** | **570,471** |
| **Noncurrent** | **298,120** | **18** | **681,846** | **130,917** |

(a) Balance resulting from the conclusion of the divestment of Compagas, described in Note 37.

(b) Balance receivable from the Energy Development Account – CDE to cover tariff discounts (Law No. 10,438/2002 and Order No. 7,891/2013), with the monthly quota stipulated in the Annual Tariff Adjustment/Review. On a monthly basis, the Company estimates the differences to be offset in the next tariff adjustment.

(c) Includes the balance arising from the sale of assets described in Note 29.6.1.

(d) Services in progress refer, for the most part, to expenses related to ongoing projects related to R&D and PEE projects which, once concluded, are offset against the respective liabilities (Note 22).

(e) The balance was reclassified to Assets classified as held for sale (Note 37).

## 12. Taxes

### 12.1. Deferred income tax and social contribution

| Parent Company | Balance as of January 1, 2023 | Recognized in income | Recognized comprehensive income | Balance as of December 31, 2023 | Recognized in income | | Recognized comprehensive income | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|---|---|
| | | | | | Continued operations | Discontinued operations | | |
| **Noncurrent assets** | | | | | | | | |
| Provisions for legal claims | 270,514 | 19,634 | | 290,148 | (222,710) | | | 70,438 |
| Expected credit losses | 49,443 | (4,851) | | 44,592 | | | | 44,592 |
| Tax losses and negative tax base | 16,271 | (297) | | 15,974 | 235,796 | (236,370) | | 15,400 |
| Post-employment benefits | 9,125 | (187) | 8,528 | 17,466 | 28 | | (3,224) | 14,270 |
| Voluntary retirement program | 546 | 5,659 | | 6,205 | (4,743) | | | 1,462 |
| Others | 15,260 | 2,560 | | 17,820 | 2,271 | | | 20,091 |
| | 364,159 | 22,518 | 8,528 | 395,205 | 10,642 | (236,370) | (3,224) | 166,253 |
| **(-) Noncurrent liabilities** | | | | | | | | |
| Escrow deposits monetary variation | 23,867 | 2,645 | | 26,512 | (694) | | | 25,818 |
| Right of use asset | 1,556 | 716 | | 2,272 | 75 | | | 2,347 |
| Financial instruments | 4,859 | 2,077 | | 6,936 | (5,384) | | | 1,552 |
| | 30,282 | 5,438 | | 35,720 | (6,003) | | | 29,717 |
| **Net** | 333,877 | 17,080 | 8,528 | 359,485 | 16,645 | (236,370) | (3,224) | 136,536 |

| Consolidated | Balance as of January 1, 2023 | Recognized in income | Others (a) | Reclassification (a) | Recognized comprehensive income | Balance as of December 31, 2023 | Recognized in income | | Recognized comprehensive income | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Continued operations | Discontinued operations | | |
| Noncurrent assets | | | | | | | | | | |
| Provision for allocation of PIS and Cofins credits | 629,427 | 10,985 | | | | 640,412 | (112,012) | | | 528,400 |
| Post-employment benefits | 363,297 | 14,774 | | (2,400) | 129,007 | 504,012 | 12,801 | | (123,578) | 393,830 |
| Provisions for legal claims | 636,046 | (41,717) | 4,043 | (5,400) | | 592,478 | (294,225) | | | 298,253 |
| Tax losses and negative tax basis | 195,002 | (55,382) | (124) | (36,271) | | 103,280 | 346,310 | (229,003) | | 219,038 |
| Impairment | 295,789 | (73,376) | | (9,126) | | 213,287 | 3,096 | | | 216,383 |
| Fair value in the purchase and sale of power | 251,106 | 5,000 | | | | 256,220 | (125,049) | | | 131,171 |
| Expected credit losses | 139,737 | 1,852 | | (633) | | 140,956 | (13,371) | | | 127,585 |
| Lease liability | 74,783 | (121) | | | | 74,662 | (648) | | | 74,014 |
| Provisions for performance and profit sharing | 14,914 | 35,889 | | | | 50,803 | 9,303 | | | 60,106 |
| Amortization - concession | 57,049 | 5,820 | | | | 62,869 | 5,220 | (18,345) | | 49,744 |
| Voluntary retirement program | 479 | 207,330 | | | | 207,809 | (170,230) | | | 37,579 |
| Research and development and energy efficiency programs | 127,053 | (59,848) | | | | 67,205 | (49,705) | | | 17,500 |
| Concession contracts | 18,702 | (1,669) | | | | 17,033 | (1,009) | | | 16,024 |
| Taxes with suspended liability | 82,181 | 7,672 | | | | 89,853 | (89,853) | | | |
| Others | 123,861 | 5,011 | | | | 128,872 | 20,097 | | | 149,509 |
| | 3,009,172 | 71,310 | 4,519 | (53,992) | 129,007 | 3,160,016 | (459,129) | (247,408) | (123,578) | 2,329,901 |
| (-) Noncurrent liabilities | | | | | | | | | | |
| Concession contracts | 1,846,046 | 5,891 | 209,086 | (38,004) | | 2,020,401 | 40,243 | | | 2,072,704 |
| Deemed cost of property, plant and equipment | 307,057 | (10,709) | | | | 290,916 | (17,773) | | | 273,140 |
| Fair value in the purchase and sale of power | 367,798 | 6,775 | | | | 374,573 | (137,495) | | | 237,078 |
| Accelerated depreciation | 128,156 | 16,382 | | | | 146,036 | 16,407 | | | 162,440 |
| Right-of-use asset | 71,877 | (1,552) | | | | 70,325 | (881) | | | 69,444 |
| Escrow deposits monetary variation | 72,827 | 12,003 | | | | 84,830 | (36,442) | | | 48,388 |
| debentures | 30,316 | 11,348 | | | | 41,664 | 5,837 | | | 47,501 |
| Others | 60,340 | 17,125 | | (16,612) | (2,167) | 59,752 | 80,971 | | (243) | 140,480 |
| | 2,882,555 | 54,263 | 209,086 | (54,616) | (2,167) | 3,089,121 | (37,693) | – | (243) | 3,051,185 |
| Net | 126,617 | 17,047 | (204,567) | 624 | 131,174 | 70,895 | (421,436) | (247,408) | (123,335) | (721,284) |
| Assets presented in the Statement of Financial Position | 1,644,299 | | | | | 1,757,068 | | | | 1,174,175 |
| Liabilities presented in the Statement of Financial Position | (1,517,682) | | | | | (1,686,173) | | | | (1,895,459) |

(a) Effects mainly of business combinations occurring in 2023.

#### 12.1.1. Projection for realization of deferred income tax and social contribution:

The projection of deferred tax credits realization recorded in noncurrent assets and liabilities is based on the realization period of each item of deferred assets and liabilities and tax losses, according to future results projections.

The criteria used for the realization of each item are related to the predictability of realization of the main value that gave rise to the temporary difference. When the expectation of realization of the item is difficult to predict, mainly because it is not under the control of the Company, such as provisions for legal claims, the Company adopts history of realization to project its future realization.

Following are the items that were the basis for the setup of the main credits of the company, as well as their form of realization:

- Provision for allocation of PIS and Cofins credits: will be carried out as the amounts are passed on in the tariff review and readjustment processes approved by the regulatory body, if any, or by the reversal of the respective provision;
- Provisions for post-employment benefits: realized as the payments are made to the Copel Foundation or reversed according to new actuarial estimates;
- Provisions for legal claims: realized according to court decisions or by the reversal when the possible risk of the shares is reviewed;
- Impairment of assets: realized through the amortization and/or depreciation of the impaired asset;
- Deemed cost: realized to the extent that the amortization, depreciation, write-off or disposal of the valued asset occurs;
- Amounts related to the concession agreement: realized over the term of the agreement;
- Amounts related to tax losses and negative tax basis: recovered by offsetting against future taxable income, considering the limit established in the legislation; and
- Other amounts: realized when they meet the deductibility criteria provided for in tax legislation, or upon reversal of the recorded amounts.

The projected realization of the deferred taxes is shown below:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities |
| 2025 | 30,652 | (1,239) | 809,501 | (279,266) |
| 2026 | 9,251 | (1,219) | 367,203 | (275,691) |
| 2027 | 9,121 | (1,220) | 115,252 | (244,572) |
| 2028 | 8,778 | (1,164) | 60,375 | (230,246) |
| 2029 | 8,756 | (1,143) | 43,220 | (201,961) |
| 2030 to 2032 | 25,241 | (3,453) | 123,022 | (460,997) |
| After 2032 | 74,454 | (20,279) | 810,728 | (1,357,252) |
| | **166,253** | **(29,717)** | **2,329,901** | **(3,051,185)** |

12.1.2. Unrecognized tax credits

In addition to the deferred income tax and social contribution credits recorded in assets, on December 31, 2024, the Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$105,311 (R$87,410, as of December 31, 2023) for not having reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits, mainly at Cutia Empreendimentos Eólicos S.A. (subsidiary of Copel GeT).

### 12.2. Other taxes recoverable and other tax obligations

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **Current assets** | | | | |
| Recoverable ICMS (VAT) | – | – | 166,339 | 158,010 |
| Recoverable PIS/Pasep and Cofins taxes (a) | – | – | 816,863 | 784,593 |
| Other recoverable taxes | – | – | 11,416 | 740 |
| | – | – | **994,618** | **943,343** |
| **Noncurrent assets** | | | | |
| Recoverable ICMS (VAT) | – | – | 221,313 | 190,229 |
| Recoverable PIS/Pasep and Cofins taxes (a) | 42,126 | 41,078 | 1,011,036 | 1,982,826 |
| Other recoverable taxes | – | – | 88,177 | 83,101 |
| | **42,126** | **41,078** | **1,320,526** | **2,256,156** |
| **Current liabilities** | | | | |
| ICMS (VAT) payable | – | – | 189,102 | 194,734 |
| ICMS installment payment (b) | – | – | 4,712 | 11,365 |
| PIS/Pasep and Cofins payable | – | – | 31,633 | 34,616 |
| IRRF on interest on capital | – | – | – | 31,200 |
| Special Tax Regularization Program – Pert | – | – | 66,252 | 62,420 |
| Other taxes | 614 | 476 | 10,646 | 11,748 |
| | **614** | **476** | **302,345** | **346,083** |
| **Noncurrent liabilities** | | | | |
| Social security contributions – injunction on judicial deposit (c) | – | 4,030 | – | 264,268 |
| ICMS (VAT) payable | – | – | 10,965 | – |
| ICMS installment payment (b) | – | – | 7,251 | 29,921 |
| Special Tax Regularization Program – Pert | – | – | 272,979 | 317,904 |
| | – | **4,030** | **291,195** | **612,093** |

Asset and liability balances presented on a net basis, considering the Company's right and intention to realize the asset and liability on a net basis.

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Notes 12.3).

(b) Installment of ICMS tax credits from the State of Paraná, with payment deadline until September 2027.

(c) In March 2024, after the disputes were concluded, the balances were written off against the judicial deposit balance recorded in assets (Note 13).

### 12.3. Pis and Cofins credit on ICMS - Copel Distribuição

Balance resulting from the final and unappealable decision in June 2020 regarding the lawsuit filed by Copel DIS in 2009, which recognized the right to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices and recognized that the limitation period, in this case, is of five years and that, therefore, Copel DIS has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable decision, therefore from August 2004 to June 2020.

The updated tax credit in assets, after the credits were enabled by the Brazilian Federal Revenue Service, has been recovered through compensation with taxes payable since June 2021, for the Cofins credit and since January 2024 for PIS credit.

The following table shows the movement of the asset:

| | | |
|---|---|---|
| **Balance as of January 1, 2023** | | **3,484,616** |
| Monetary variation | | 256,492 |
| Offsetting with taxes payable | | (1,075,244) |
| **Balance as of December 31, 2023** | | **2,665,864** |
| Monetary variation | | 144,444 |
| Offsetting with taxes payable | | (1,087,281) |
| **Balance as of December 31, 2024** | | **1,723,027** |
| | Current | 804,084 |
| | Noncurrent | 918,943 |

The asset will continue to be offset against future federal tax debts, respecting the deadlines and limits established by current tax legislation.

12.3.1. Pis and Cofins to be refunded to consumers and Provision for allocation of PIS and Cofins credits

In June 2020, Copel DIS recorded PIS and Cofins liability to be refunded to consumers related to the recovery of tax credits for the last 10 years, counting from the date of the final and unappealable decision of the lawsuit filed by the Company, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts.

In June 2022, arising from the effects of Federal Law No. 14,385/2022, Copel DIS, listening to the opinion of its external legal advisors and based on the risk assessment, recognized a provision for the allocation of PIS and Cofins credits referring to the period between the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit, therefore from 2004 to 2010.

The amounts have been refunded to consumers, through the tariff process, as the tax credits in the assets are offset. On June 24, 2024, Aneel Homologation Resolution 3,336/2024 determined the refund to the consumer of the amount of R$1,182,915, with a reducing effect on the tariff during the 2024-2025 tariff cycle. Thus, the remaining balance of the liability was used to refund consumers and the difference was written off from the provision for allocation of PIS and Cofins credits.

The table below illustrates the changes in liabilities and provisions:

| | Liabilities to be refunded to consumers | Provision for allocation of PIS and Cofins credits | Total |
|---|---|---|---|
| **Balance as of January 1, 2023** | **1,995,158** | **1,851,257** | **3,846,415** |
| Monetary variation | 199,241 | 58,518 | 257,759 |
| (-) Transfer to sectorial financial liabilities | (1,462,673) | – | (1,462,673) |
| **Balance as of December 31, 2023** | **731,726** | **1,909,775** | **2,641,501** |
| Monetary variation | 78,675 | 43,327 | 122,002 |
| (-) Transfer to sectorial financial liabilities | (810,401) | (372,514) | (1,182,915) |
| **Balance as of December 31, 2024** | – | **1,580,588** | **1,580,588** |
| Current | – | **580,000** | **580,000** |
| Noncurrent | – | **1,000,588** | **1,000,588** |

Regarding the provision for the controversial period, the Company is evaluating the appropriate measures to be taken, including legal measures, considering the shelter given to unappealable decisions and applicable limitation periods.

Concomitantly, on December 12, 2022, the Brazilian Association of Electric Energy Distributors - Abradee filed a Direct Action of Unconstitutionality - "ADI" with the Federal Supreme Court - "STF", questioning Law No. 14,385/2022. On September 4, 2024, the ministers formed a majority in favor of the constitutionality of the law. However, regarding the limitation period for the collection of amounts from consumers, so far five ministers voted for the application of the ten-year term (10 years), in line with the understanding of Copel Management, and two ministers voted for the application of the five-year term (5 years). The judgment is suspended due to the request for review by Minister Luis Roberto Barroso. The Company is awaiting the judgment's finalization.

### 12.4. Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 31.12.2024 | 31.12.2023 |
| **Income before IRPJ and CSLL** | **2,322,564** | **2,146,734** | **2,907,234** | **2,489,724** |
| (-) Result of equity investments (a) | (1,513,626) | (1,237,848) | (281,202) | (307,809) |
| | **808,938** | **908,886** | **2,626,032** | **2,181,915** |
| **IRPJ and CSLL (34%)** | **(275,039)** | **(309,021)** | **(892,851)** | **(741,851)** |
| **Tax effects on:** | | | | |
| Interest on equity (JSCP) | 300,220 | 325,720 | 300,220 | 325,720 |
| Dividends | 332 | 453 | 332 | 453 |
| Non deductible expenses | (2,239) | (5,244) | (21,957) | (22,701) |
| Tax incentives | 23 | 12 | 4,251 | 9,906 |
| Unrecognized tax loss and negative basis of CSLL | – | – | (17,878) | (24,345) |
| Difference between tax bases of deemed profit and taxable profit | – | – | (29,949) | 13,244 |
| Effect of non taxable monetary variation (Selic) on undue tax payments | – | – | 48,918 | 37,207 |
| Others | 24 | 23 | 12,423 | (7,229) |
| **INCOME TAX AND SOCIAL CONTRIBUTION** | **23,377** | **11,343** | **(599,435)** | **(354,057)** |
| Effective rate - % | -2.9% | -1.2% | 22.8% | 16.2% |

(a) In the parent company, it includes the balance of equity adjusted by the amounts recognized as income from interest on equity (JCSP) of subsidiaries and by the provision for losses in subsidiaries.

With regard to uncertainties about the treatment of income taxes, the Company has made assessments and concluded that it is more likely than not that the treatments will be accepted by the tax authority.

### 12.5. Consumption tax reform

In December 2023, Constitutional Amendment No. 132 was enacted, establishing the Tax Reform in the field of consumption.The new model adopts a split Value Added Tax system ("dual VAT") with two competencies: a federal one (Contribution on Goods and Services - "CBS") which will replace PIS and Cofins, and a sub-national one (Tax on Goods and Services - "IBS") which will replace ICMS and ISS. Additionally, a federal Selective Tax ("IS") was created, which will be applied to the production, extraction, sale or import of goods and services that are detrimental to health and the environment, as defined by the complementary legislation.

On January 16, 2025, Complementary Law - LC No. 214 was sanctioned, regulating part of the tax reform. The Federal Senate is still analyzing Complementary Bill No. 108/2024, which will finalize the regulations.

The Reform establishes a transition period from 2026 to 2032 during which the current and new tax systems will coexist.

In the electricity sector, LC No. 214 stipulates the deferral of taxation of CBS and IBS throughout the production chain, ensuring that taxation will only occur in the operation with the final consumer. This measure should significantly reduce the impact of the reform on the sector.

In addition, given the express provisions in the law and in the concession contracts regarding financial economic rebalancing for public service concessions, the company anticipates that the impacts of the reform will be reduced for its business.

Regarding IS, given the company's renewable energy matrix, no significant impacts are expected.

However, the full effects of the tax reform on the calculation of the aforementioned taxes will only be known once the pending issues have been regulated by complementary law and the reference rate has been defined. Therefore, there is no impact of the tax reform on the financial statements as of December 31, 2024.

## 13. Judicial deposits

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Taxes claims (a) | 133,656 | 142,221 | 229,141 | 482,052 |
| Labor claims | 1,827 | 741 | 88,398 | 84,107 |
| Civil claims | – | – | 47,919 | 43,031 |
| Easements | – | – | 21,564 | 19,340 |
| Customers | – | – | 5,255 | 5,723 |
| Others | 1,194 | 409 | 1,477 | 459 |
| | **136,677** | **143,371** | **394,364** | **634,712** |

(a) In March 2024, part of the balance was written off as a counterpart to the INSS liability to be collected (Note 12.2).

## 14. Investments

### 14.1. Changes in investments

| Parent Company | Balance as of January 1, 2024 | Equity in earnings (a) | Equity valuation adjustments | Investment/ AFAC | Dividends and JSCP | Others (b) | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|---|
| **Subsidiaries** | | | | | | | |
| Copel GeT | 12.501.004 | 1.516.678 | 99.135 | 600.000 | (500.000) | | 14.239.420 |
| Copel DIS | 6.752.800 | 1.134.022 | 103.531 | | (415.000) | 100 | 7.575.453 |
| Copel SER | 54.323 | (4.302) | 149 | 13.150 | | | 63.270 |
| Copel COM | 342.204 | 44.064 | 900 | | (96.022) | | 286.020 |
| Elejor (14.2) | | 333 | (333) | | | | |
| Elejor – concession rights | 9.239 | | | | | (759) | 8.480 |
| | 19.740.231 | 2.692.766 | 233.446 | 613.150 | (1.013.622) | (659) | 22.265.380 |
| **Joint Ventures** | | | | | | | |
| Voltalia São Miguel do Gostoso (14.3) | 117.484 | (1.259) | | | | | 116.225 |
| Voltalia São Miguel do Gostoso – authorization rights | 8.570 | | | | | (367) | 8.203 |
| Solar Paraná | 7.209 | 215 | | | (89) | | 7.335 |
| | 133.263 | (1.044) | – | – | (89) | (367) | 131.763 |
| **Associates** | | | | | | | |
| Dona Francisca Energética (14.4) | 30.812 | 5.354 | | | (1.441) | | 34.725 |
| Other | 1.931 | (2) | | | | (1.929) | |
| | 32.743 | 5.352 | – | – | (1.441) | (1.929) | 34.725 |
| | 19.906.237 | 2.697.073 | 233.446 | 613.150 | (1.015.152) | (2.955) | 22.431.868 |

(a) Adjusted equity resulting from Subsidiaries' capital deficiency and the effects of the discontinued operation.

(b) Amortization of the concession/authorization rights, effects of the ILP on Copel DIS and disposal of Cutia.

| Parent Company | Balance as of January 1, 2023 | Equity in earnings (a) | Equity valuation adjustments | Investment/ AFAC | Amortization | Dividends and JSCP | Reclassification (b) | Balance as of December 31, 2023 |
|---|---|---|---|---|---|---|---|---|
| **Subsidiaries** | | | | | | | | |
| Copel GeT | 12.790.070 | 1.581.171 | (93.519) | | | (1.667.753) | (190.000) | 12.501.004 |
| Copel DIS | 6.610.274 | 509.120 | (179.729) | 13.000 | | (229.800) | | 6.752.800 |
| Copel SER | 8.035 | (3.202) | | 49.490 | | | | 54.323 |
| Copel COM | 418.760 | 105.570 | 16 | | | (182.142) | | 342.204 |
| UEG Araucária (NE nº 37) | 53.414 | 10.046 | 62 | | | | (63.522) | |
| Compagas (NE nº 37) | 284.130 | 55.555 | 680 | | | (79.209) | (260.106) | |
| Elejor (14.2) | | 2.042 | (2.042) | | | | | |
| Elejor – concession rights | 9.998 | | | | (759) | | | 9.239 |
| | 20.177.298 | 2.426.123 | (237.226) | 61.950 | (759) | (2.158.964) | (528.105) | 19.740.231 |
| **Joint Ventures** | | | | | | | | |
| Voltalia São Miguel do Gostoso (14.3) | 115.978 | 1.506 | | | | | | 117.484 |
| Voltalia São Miguel do Gostoso – authorization rights | 8.937 | | | | (367) | | | 8.570 |
| Solar Paraná | 7.154 | 363 | | | | (308) | | 7.209 |
| | 132.069 | 1.869 | – | – | (367) | (308) | – | 133.263 |
| **Associates** | | | | | | | | |
| Dona Francisca Energética (14.4) | 28.043 | 5.353 | | | | (2.584) | | 30.812 |
| Other | 1.934 | (3) | | | | | | 1.931 |
| | 29.977 | 5.350 | – | – | – | (2.584) | – | 32.743 |
| | 20.339.344 | 2.433.342 | (237.226) | 61.950 | (1.126) | (2.161.856) | (528.105) | 19.906.237 |

(a) Adjusted equity resulting from Subsidiaries' capital deficiency and the effects of the discontinued operation.

(b) Reclassification to Assets classified as held for sale (Note 37).

| Consolidated | Balance as of January 1, 2024 | Equity in earnings | Capital decrease | Dividends and JSCP | Other (a) | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|
| Joint Ventures (15.3) | | | | | | |
| Voltalia São Miguel do Gostoso | 117,454 | (1,229) | | | | 116,225 |
| Voltalia São Miguel do Gostoso - authorization rights | 6,570 | | | | (367) | 6,203 |
| Caiuá | 133,674 | 12,041 | | (7,617) | | 138,098 |
| Integração Maranhense | 212,058 | 18,623 | | (16,207) | | 214,474 |
| Matrinchã | 994,907 | 79,117 | | (44,918) | | 1,029,106 |
| Guaraciaba | 402,083 | 31,193 | | (15,362) | | 417,914 |
| Paranaíba | 292,022 | 29,906 | | (8,324) | | 313,604 |
| Mata de Santa Genebra | 736,571 | 48,033 | (37,129) | (53,038) | | 694,437 |
| Cantareira | 468,311 | 42,445 | | (23,840) | | 486,916 |
| Solar Paraná | 7,209 | 216 | | (80) | | 7,345 |
| | 3,462,497 | 261,419 | (37,129) | (168,757) | (367) | 3,527,623 |
| Associates | | | | | | |
| Dona Francisca Energética (14.4) | 30,812 | 5,354 | | (1,441) | | 34,725 |
| Foz do Chopim Energética (14.4) | 16,113 | 14,431 | | (15,398) | | 15,146 |
| Carbocampel | 1,931 | (2) | | | (1,929) | |
| | 48,856 | 19,783 | – | (16,839) | (1,929) | 49,871 |
| Investment property | 444 | – | – | – | (1) | 443 |
| | 3,511,797 | 281,202 | (37,129) | (185,596) | (2,297) | 3,577,937 |

(a) Amortization of the right of authorization and disposal of Carbocampel.
AFAC - Advance for future capital increase
JSCP - Interest on equity

| Consolidated | Balance as of January 1, 2023 | Equity in earnings | Investment/ AFAC | Amortization | Dividends and JSCP | Other (a) | December 31, 2023 |
|---|---|---|---|---|---|---|---|
| Joint Ventures (14.3) | | | | | | | |
| Voltalia São Miguel do Gostoso | 116,076 | 1,378 | | | | | 117,454 |
| Voltalia São Miguel do Gostoso - authorization rights | 6,937 | | | (367) | | | 6,570 |
| Caiuá | 126,297 | 12,203 | | | (4,826) | | 133,674 |
| Integração Maranhense | 192,502 | 24,216 | 10,780 | | (15,440) | | 212,058 |
| Matrinchã | 951,526 | 77,403 | | | (34,022) | | 994,907 |
| Guaraciaba | 407,099 | 30,671 | | | (35,687) | | 402,083 |
| Paranaíba | 263,979 | 30,209 | | | (2,166) | | 292,022 |
| Mata de Santa Genebra | 692,206 | 58,202 | | | (13,837) | | 736,571 |
| Cantareira | 473,309 | 44,003 | | | (49,001) | | 468,311 |
| Solar Paraná | 7,156 | 361 | | | (308) | | 7,209 |
| | 3,278,103 | 286,808 | 10,780 | (367) | (111,827) | – | 3,462,497 |
| Associates | | | | | | | |
| Dona Francisca Energética (14.4) | 28,043 | 5,353 | | | (2,584) | | 30,812 |
| Foz do Chopim Energética (14.4) | 17,116 | 16,651 | | | (17,654) | | 16,113 |
| Carbocampel | 1,934 | (3) | | | | | 1,931 |
| | 47,093 | 22,001 | – | – | (20,238) | – | 48,856 |
| Investment property | 535 | – | – | (3) | – | (88) | 444 |
| | 3,325,731 | 308,809 | 10,780 | (370) | (132,065) | (88) | 3,511,797 |

(a) Transfers to Contract Assets, Intangibles and Other Credits (assets held for disposal).

### 14.2. Subsidiaries with non-controlling interests

14.2.1. Summarized financial information

| | Elejor | |
|---|---|---|
| | 12.31.2024 | 12.31.2023 |
| **ASSETS** | **748,720** | **804,150** |
| Current assets | 124,996 | 209,923 |
| Noncurrent assets | 623,724 | 594,227 |
| | | |
| **LIABILITIES** | **748,720** | **804,150** |
| Current liabilities | 114,110 | 109,350 |
| Noncurrent liabilities | 760,550 | 730,939 |
| Equity | (125,940) | (36,139) |
| | | |
| **STATEMENT OF INCOME** | | |
| Net operating revenue | 91,418 | 110,757 |
| Operating costs and expenses | (102,299) | (92,793) |
| Financial results | (124,476) | (13,569) |
| Income tax and social contribution | 46,029 | (1,487) |
| **Net income (loss)** | **(89,328)** | **2,908** |
| Other comprehensive income | (475) | (4,206) |
| **Total comprehensive income** | **(89,803)** | **(1,298)** |
| | | |
| **STATEMENTS OF CASH FLOWS** | | |
| Cash flows from operating activities | (58,715) | (14,772) |
| Cash flows from investing activities | (10,747) | (4,600) |
| **TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS** | **(69,462)** | **(19,372)** |
| Cash and cash equivalents at the beginning of the year | 166,544 | 185,916 |
| Cash and cash equivalents at the end of the year | 97,082 | 166,544 |
| **CHANGE IN CASH AND CASH EQUIVALENTS** | **(69,462)** | **(19,372)** |

The balances shown in the above table reflect the company's values before the elimination of intercompany balances. Elejor's negative result is attributed to the decline in energy prices and the impact of the IGPM's monetary restatement on the balance of accounts payable related to the concession.

14.2.2. Changes in equity attributable to non-controlling shareholders

| Participation in capital stock | Compagas 49% | Elejor 30% | UEG Araucária 18.8% | Consolidated |
|---|---|---|---|---|
| **Balance as of January 1, 2023** | **272,995** | **(10,451)** | **51,317** | **313,861** |
| Net income (loss) | 58,171 | 873 | 9,304 | 68,348 |
| Other comprehensive income | 660 | (1,263) | 57 | (546) |
| Dividends | (13,997) | — | — | (13,997) |
| Distribution of dividends with retained earnings | (62,152) | — | — | (62,152) |
| **Balance as of December 31, 2023** | **255,677** | **(10,841)** | **60,678** | **305,514** |
| Net income (loss) | 23,223 | (26,800) | (7,284) | (10,861) |
| Other comprehensive income | — | (142) | — | (142) |
| Dividends | (33,695) | — | — | (33,695) |
| Investment disposal (Note 37) | (245,205) | — | (53,394) | (298,599) |
| **Balance as of December 31, 2024** | **–** | **(37,783)** | **–** | **(37,783)** |

## 14.3. Summarized information on the main joint ventures

| Balance as of December 31, 2024 | Voltalia | Caiuá | Integração Maranhense | Matrinchã | Guaraciaba | Paranaíba | Mata de Santa Genebra | Cantareira |
|---|---|---|---|---|---|---|---|---|
| **ASSETS** | 237,464 | 344,626 | 598,513 | 3,017,103 | 1,622,959 | 2,097,314 | 3,747,356 | 1,831,108 |
| **Current assets** | 9,567 | 47,085 | 71,991 | 414,369 | 218,490 | 258,995 | 559,575 | 184,550 |
| Cash and cash equivalents | 9,142 | 17,119 | 11,248 | 94,290 | 48,521 | 51,417 | 20,964 | 18,432 |
| Other current assets | 425 | 29,966 | 60,743 | 320,079 | 169,969 | 207,578 | 538,611 | 166,118 |
| **Noncurrent assets** | 227,897 | 297,541 | 526,522 | 2,602,734 | 1,404,469 | 1,838,319 | 3,187,781 | 1,646,558 |
| **LIABILITIES** | 237,464 | 344,626 | 598,513 | 3,017,103 | 1,622,959 | 2,097,314 | 3,747,356 | 1,831,108 |
| **Current liabilities** | 273 | 20,660 | 18,337 | 135,403 | 139,960 | 128,717 | 121,565 | 85,003 |
| Financial liabilities | | 5,735 | 8,080 | 97,571 | 61,058 | 73,612 | 87,054 | 45,696 |
| Other current liabilities | 273 | 14,925 | 10,257 | 37,832 | 78,902 | 55,105 | 34,511 | 39,307 |
| **Noncurrent liabilities** | | 40,911 | 142,477 | 781,295 | 426,030 | 688,575 | 2,238,465 | 752,391 |
| Financial liabilities | | 17,921 | 25,231 | 446,594 | 307,648 | 354,756 | 1,696,733 | 375,612 |
| Other noncurrent liabilities | | 22,990 | 117,246 | 334,701 | 118,382 | 333,819 | 541,732 | 376,779 |
| **Equity** | 237,191 | 283,055 | 437,699 | 2,100,405 | 1,056,969 | 1,280,022 | 1,387,326 | 993,714 |
| **STATEMENT OF INCOME** | | | | | | | | |
| Net operating revenue | | 37,505 | 61,094 | 333,123 | 167,236 | 238,796 | 391,009 | 178,433 |
| Operating costs and expenses | (94) | (7,375) | (12,148) | (30,106) | (36,436) | (28,129) | (89,973) | (10,429) |
| Interest expenses | | (2,098) | (3,489) | (62,453) | (39,522) | (46,871) | (114,310) | (42,033) |
| Financial income and other financial expenses | 984 | 2,542 | 2,177 | 18,120 | 3,226 | 7,785 | (59,962) | 4,578 |
| Equity in earnings of investees | (3,270) | | | | | | | |
| Income tax and social contribution | (266) | (3,977) | (9,629) | (47,220) | (35,343) | (49,836) | (49,387) | (40,939) |
| **Net income (loss)** | (2,669) | 25,797 | 38,005 | 161,464 | 63,661 | 122,075 | 96,872 | 86,630 |
| Other comprehensive income | | | | | | | | |
| **Total comprehensive income** | (2,669) | 25,797 | 38,005 | 161,464 | 63,661 | 122,075 | 96,872 | 86,630 |
| Investment interest - % | 49.00 | 49.00 | 49.00 | 49.00 | 49.00 | 24.50 | 50.10 | 49.00 |
| Investment book value | 116,225 | 138,699 | 214,474 | 1,029,198 | 517,914 | 313,606 | 695,051 | 486,919 |

| Balance as of December 31, 2023 | Voltalia | Caiuá | Integração Maranhense | Matrinchã | Guaraciaba | Paranaíba | Mata de Santa Genebra | Cantareira |
|---|---|---|---|---|---|---|---|---|
| **ASSETS** | 239,779 | 335,003 | 585,668 | 2,984,765 | 1,611,484 | 2,047,430 | 3,768,174 | 1,799,642 |
| **Current assets** | 9,535 | 42,176 | 68,873 | 432,126 | 209,444 | 255,100 | 689,261 | 182,210 |
| Cash and cash equivalents | 9,378 | 13,592 | 9,247 | 129,197 | 52,346 | 58,781 | 23,560 | 23,092 |
| Other current assets | 157 | 28,584 | 59,626 | 302,929 | 157,098 | 196,319 | 665,701 | 159,118 |
| **Noncurrent assets** | 230,244 | 292,827 | 516,795 | 2,552,639 | 1,402,040 | 1,792,330 | 3,078,913 | 1,617,432 |
| **LIABILITIES** | 239,779 | 335,003 | 585,668 | 2,984,765 | 1,611,484 | 2,047,430 | 3,768,174 | 1,799,642 |
| **Current liabilities** | 17 | 18,076 | 12,559 | 172,783 | 147,180 | 142,254 | 115,975 | 82,109 |
| Financial liabilities | | 5,710 | 8,047 | 133,551 | 46,632 | 71,258 | 77,365 | 43,716 |
| Other current liabilities | 17 | 12,366 | 4,512 | 39,232 | 100,548 | 70,996 | 38,610 | 38,393 |
| **Noncurrent liabilities** | | 45,349 | 140,334 | 781,369 | 460,052 | 713,251 | 2,181,769 | 761,795 |
| Financial liabilities | | 23,381 | 32,919 | 493,603 | 360,398 | 416,535 | 1,685,717 | 410,552 |
| Other noncurrent liabilities | | 21,968 | 107,415 | 287,766 | 99,654 | 296,716 | 496,052 | 351,243 |
| **Equity** | 239,762 | 271,578 | 432,775 | 2,030,613 | 1,004,252 | 1,191,925 | 1,470,430 | 955,738 |
| **STATEMENT OF INCOME** | | | | | | | | |
| Net operating revenue | | 36,562 | 60,370 | 313,943 | 165,557 | 232,150 | 390,430 | 177,352 |
| Operating costs and expenses | (30) | (7,069) | 1,051 | (42,350) | (25,321) | (19,303) | (64,650) | (3,992) |
| Interest expenses | | (2,317) | (4,206) | (70,812) | (40,496) | (53,254) | (117,202) | (39,939) |
| Financial income and other financial expenses | 1,206 | 2,437 | 3,970 | 22,090 | 3,472 | 9,399 | (36,378) | 3,354 |
| Equity in earnings of investees | 2,220 | | | | | | | |
| Income tax and social contribution | (293) | (4,033) | (14,735) | (64,724) | (42,209) | (65,954) | (53,900) | (46,300) |
| **Net income (loss)** | 3,075 | 25,025 | 49,420 | 158,149 | 63,003 | 148,036 | 116,292 | 90,945 |
| Other comprehensive income | | | | | | | | |
| **Total comprehensive income** | 3,075 | 25,025 | 49,420 | 158,149 | 63,003 | 148,036 | 116,292 | 90,945 |
| Investment interest - % | 49.00 | 49.00 | 49.00 | 49.00 | 49.00 | 24.50 | 50.10 | 49.00 |
| Investment book value | 117,484 | 133,074 | 212,060 | 994,999 | 492,083 | 292,022 | 736,685 | 468,311 |

As of December 31, 2024, Copel's participation in the commitments assumed by its Joint ventures amounted to R$194,900, while contingent liabilities classified as a possible loss amounted to R$265,270 (R$374,774 on December 31, 2023).

### 14.4. Summarized information of the main associates

| | Dona Francisca | | Foz do Chopim | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **ASSETS** | 171,926 | 170,927 | 44,234 | 47,069 |
| Current assets | 18,909 | 15,403 | 8,726 | 9,330 |
| Noncurrent assets | 152,987 | 155,524 | 35,508 | 37,739 |
| **LIABILITIES** | 171,926 | 170,927 | 44,234 | 47,069 |
| Current liabilities | 17,967 | 19,951 | 1,888 | 2,022 |
| Noncurrent liabilities | 3,158 | 17,139 | | |
| Equity | 150,801 | 133,837 | 42,346 | 45,047 |
| **STATEMENT OF INCOME** | | | | |
| Net operating revenue | 68,349 | 68,166 | 53,401 | 60,590 |
| Depreciation and amortization | (10,812) | (11,028) | (2,892) | (2,804) |
| Operating costs and expenses | (30,460) | (25,334) | (8,967) | (9,610) |
| Financial results | (1,281) | (3,456) | 894 | 207 |
| Income tax and social contribution | (2,549) | (2,557) | (1,820) | (2,009) |
| **Net income** | 23,247 | 23,243 | 40,346 | 46,547 |
| Other comprehensive income | – | – | – | – |
| **Total comprehensive income** | 23,247 | 23,243 | 40,346 | 46,547 |
| Investment interest - % | 23.03 | 23.03 | 35.77 | 35.77 |
| Investment book value | 34,725 | 30,812 | 15,146 | 16,113 |

On December 31, 2024, Copel's share in the contingent liabilities of its Associates amounted to R$7,465 (R$ 2,947 on December 31, 2023).

## 15. Property, Plant and Equipment

### 15.1. Property, plant and equipment by asset class

| Consolidated | Cost | Accumulated depreciation | 12.31.2024 | Cost | Accumulated depreciation | 12.31.2023 |
|---|---|---|---|---|---|---|
| In service | | | | | | |
| Reservoirs, dams and aqueducts | 6,259,100 | (4,335,663) | 1,923,437 | 8,201,193 | (5,068,855) | 3,132,338 |
| Machinery and equipment | 8,745,054 | (3,206,049) | 5,539,005 | 9,790,697 | (3,087,977) | 6,702,720 |
| Buildings | 1,398,552 | (933,130) | 465,422 | 2,009,061 | (1,176,398) | 832,663 |
| Land | 382,270 | (52,358) | 329,912 | 499,020 | (69,256) | 429,764 |
| Vehicles and aircraft | 12,811 | (10,673) | 2,138 | 13,056 | (11,120) | 1,936 |
| Furniture and fixtures | 12,449 | (6,880) | 5,569 | 14,296 | (8,570) | 5,726 |
| (-) Impairment (15.4) | – | – | – | (574,077) | – | (574,077) |
| (-) Special Obligations | (19,223) | 681 | (18,542) | (6,877) | 510 | (6,367) |
| | **17,407,013** | **(9,100,072)** | **8,306,941** | **19,846,369** | **(9,421,666)** | **10,424,703** |
| In progress | | | | | | |
| Cost | 224,635 | – | 224,635 | 415,597 | – | 415,597 |
| (-) Impairment (15.4) | (14,879) | – | (14,879) | (14,879) | – | (14,879) |
| | **209,756** | – | **209,756** | **400,718** | – | **400,718** |
| | **17,616,769** | **(9,100,072)** | **8,516,697** | **20,247,087** | **(9,421,666)** | **10,825,421** |

### 15.2. Changes in property, plant and equipment

| Consolidated | Balance as of January 1, 2024 | Additions / Impairment | Depreciation | Write-offs or disposal | Transfers | Reclassification (a) | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|---|
| In service | | | | | | | |
| Reservoirs, dams and aqueducts | 3,132,333 | | (187,424) | (2,352) | 10,073 | (1,021,700) | 1,930,437 |
| Machinery and equipment | 6,702,720 | 29,253 | (338,447) | (8,992) | 196,063 | (990,602) | 5,589,995 |
| Buildings | 332,663 | | (35,580) | (10,341) | 32,125 | (350,482) | 465,422 |
| Land | 429,764 | | (12,027) | (7,272) | 16,337 | (96,890) | 329,912 |
| Vehicles and aircraft | 1,906 | | (439) | (3) | 701 | (2) | 2,163 |
| Furniture and fixtures | 5,726 | | (549) | (287) | 943 | (289) | 5,539 |
| (-) Impairment (15.4) | (674,077) | (27,755) | | | | 701,832 | |
| (-) Special Obligations | (3,087) | | 470 | | (12,700) | 53 | (15,542) |
| | 10,424,703 | 1,503 | (574,029) | (30,752) | 246,554 | (1,761,038) | 8,306,941 |
| In progress | | | | | | | |
| Cost | 415,597 | 142,584 | | (1,482) | (244,677) | (87,387) | 224,635 |
| (-) Impairment (15.4) | (14,879) | | | | | | (14,879) |
| | 400,718 | 142,584 | | (1,482) | (244,677) | (87,387) | 209,756 |
| | 10,825,421 | 144,087 | (574,029) | (32,234) | 1,877 | (1,848,425) | 8,516,697 |

(a) Reclassification to Assets classified as held for sale (Note 37).

| Consolidated | Balance as of January 1, 2023 | Additions / Impairment | Depreciation | Write-offs or disposal | Transfers | Business combination effects | Reclassification (a) | Balance as of December 31, 2023 |
|---|---|---|---|---|---|---|---|---|
| In service | | | | | | | | |
| Reservoirs, dams and aqueducts | 3,274,774 | | (142,902) | (14) | 430 | | | 3,132,333 |
| Machinery and equipment | 5,890,366 | | (339,846) | (2,475) | 230,777 | 1,139,428 | (216,730) | 6,702,720 |
| Buildings | 341,252 | | (36,707) | (517) | 37,304 | | (9,169) | 332,663 |
| Land | 451,524 | | (10,170) | (647) | 4,109 | | (15,049) | 429,764 |
| Vehicles and aircraft | 2,342 | | (456) | (1) | 50 | | | 1,906 |
| Furniture and fixtures | 6,136 | | (600) | (390) | 639 | 5 | (106) | 5,726 |
| (-) Impairment (15.4) | (735,205) | 174,500 | | | (171,504) | | 108,132 | (674,077) |
| (-) Special Obligations | (413) | | 246 | | (3,297) | | 102 | (3,087) |
| | 9,680,771 | 174,500 | (580,243) | (4,047) | 149,111 | 1,139,433 | (134,822) | 10,424,703 |
| In progress | | | | | | | | |
| Cost | 575,030 | 162,540 | | (6,411) | (321,101) | 47,675 | (42,186) | 415,597 |
| (-) Impairment (15.4) | (186,333) | | | | 171,504 | | | (14,879) |
| | 388,697 | 162,540 | | (6,411) | (149,597) | 47,675 | (42,186) | 400,718 |
| | 10,069,468 | 337,040 | (580,243) | (10,458) | (486) | 1,187,108 | (177,008) | 10,825,421 |

(a) Reclassification to Assets classified as held for sale (Note 37).

During the construction phase, loans, financing and debentures costs are capitalized. In 2024, these costs totaled R$2,820, at an average rate of 0.049% p.a. (R$2,355, at an average rate of 0.061% p.a., in 2023) at Copel GeT, and R$1,373 at an average rate of 1.97% p.a. at Copel SER (started in 2024).

### 15.3. Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

| Joint operations | Share Copel GeT (%) | Annual average depreciation rate (%) | 12.31.2024 | 12.31.2023 |
|---|---|---|---|---|
| **HPP Gov. Jayme Canet Júnior (Mauá)** | | | | |
| Consórcio Energético Cruzeiro do Sul | 51.0 % | | | |
| In service | | | 860,522 | 859,888 |
| (-) Accumulated depreciation | | 2.74 % | (336,843) | (313,253) |
| In progress | | | 18,112 | 20,447 |
| | | | **541,791** | **567,082** |
| **HPP Baixo Iguaçu** | 30.0 % | | | |
| In service | | | 701,346 | 697,225 |
| (-) Accumulated depreciation | | 3.30 % | (132,481) | (110,039) |
| In progress | | | 34,433 | 42,989 |
| | | | **603,298** | **630,175** |
| | | | **1,145,089** | **1,197,257** |

### 15.4. Impairment of generation segment assets

The cash-generating units in the electricity generation segment are tested based on the analysis of impairment indicators, assumptions representing the best estimates of the Company's Management, the methodology provided for in CPC 01 / IAS 36 and the measurement of value in use. The Company treats each of its generation projects as an independent cash-generating unit.

The calculation of the value in use is based on discounted operating cash flows discounted over the duration of concessions, while maintaining the Company's current commercial conditions. The rate used to discount the cash flows is defined  and updated considering the WACC (Weighted Average Cost of Capital) and CAPM (Capital Asset Pricing Model) methodologies, by font type, for the generation segment, considering usual market parameters.

Internal references such as the budget approved by the Company, historical or past data, and the updating of the timeframe for work and the amount of investments for projects in progress support the design of assumptions by Company Management. In the same framework, external references such as level of consumption of electric power and the availability of water resources support the key information about estimated cash flows.

Several assumptions used by Company Management when determining future cash flows can be affected by uncertain events, which, in turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.

In general, the tests considered the following assumptions:

- Growth compatible with historical data and perspective for the Brazilian economy growth;
- Tax discount rates specific for each type of source tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;
- Projected revenue in accordance with the agreements in force and future market expectations, without any expectation for renewal of concession/authorization;
- Expenses broken into cash generating units, projected in view of the budget approved by the Company; and
- Updating of regulatory charges.

The table below shows the changes in the impairment:

| Consolidated | Balance as of January 1, 2023 | Impairment / Reversal | Transfer | Balance as of December 31, 2023 | Impairment / Reversal | Reclassification | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|---|
| **In service** | | | | | | | |
| HPP Colíder | (632,559) | 133,653 | | (498,906) | – | 498,906 | – |
| UEGA | (108,132) | 108,132 | | – | – | – | – |
| Power plants in Paraná | (44,514) | 40,847 | (171,504) | (175,171) | (27,755) | 202,926 | – |
| | **(785,205)** | **282,632** | **(171,504)** | **(674,077)** | **(27,755)** | **701,832** | – |
| **In progress** | | | | | | | |
| Consórcio Tapajós (a) | (14,879) | – | | (14,879) | – | – | (14,879) |
| Power plants in Paraná | (171,504) | – | 171,504 | – | – | – | – |
| | **(186,383)** | – | **171,504** | **(14,879)** | – | – | **(14,879)** |
| | **(971,588)** | **282,632** | – | **(688,956)** | **(27,755)** | **701,832** | **(14,879)** |

(a) Project under development.

In 2024, the only impairment and reclassification presented refers to the plants in the process of divestment, as detailed in Note 37.

In 2023, UEGA's impairment reversal was due to the divestment process (Note 37). For Copel's plants, no impairment indicators were found in 2023, with the exception of the Colíder HPP and the Paraná plants which, after a review of the assumptions at the time, mainly due to improved revenue estimates, lower operating costs, and a reduction in the discount rate, recorded a partial reversal of the impairment balance. On December 31, 2023, the recoverability tests considered the real and after-tax rates. The real and pre-tax discount rate ranged from 5.03% p.a. to 15.54% p.a..

**Cash generating units that do not show reversal or provision for impairment**

The plants that did not suffer impairment have a recoverable value greater than the book value of the property, plant and equipment assets. The following table presents the percentage in which the recoverable value ("RV") exceeds the book value ("BV") of the assets and demonstrates the sensitivity analysis by increasing the real discount rate after tax by 5% and 10% to assess the risk of impairment of each plant.

| Cash-generating units | Discount rate | RV/BV-1 | RV/BV-1 (5% Variation) | RV/BV-1 (10% Variation) | Impairment Risk |
|---|---|---|---|---|---|
| **Wind power Assets** | | | | | |
| São Bento Complex (a) | 8.17 % | 85.93 % | 81.73 % | 77.66 % | – |
| Brisa I Complex (b) | 8.17 % | 76.93 % | 72.69 % | 68.61 % | – |
| Brisa II Complex (c) | 8.17 % | 70.33 % | 65.45 % | 60.73 % | – |
| Bento Miguel Complex (d) | 8.17 % | 49.46 % | 45.06 % | 40.87 % | – |
| Cutia Complex (e) | 8.17 % | 39.32 % | 35.53 % | 31.92 % | – |
| Jandaíra Complex (f) | 5.29 % | 43.23 % | 39.34 % | 35.53 % | – |
| Vilas Complex (g) | 4.91 % | 59.50 % | 54.94 % | 50.57 % | – |
| Aventura Complex (h) | 4.66 % | 47.92 % | 43.97 % | 40.17 % | – |
| Santa Rosa e Mundo Novo Complex (i) | 4.66 % | 151.24 % | 145.11 % | 138.65 % | – |
| | | | | | |
| **Hydric Assets** | | | | | |
| Foz do Areia | 5.43 % | 78.06 % | 72.30 % | 66.81 % | – |
| Segredo | 5.43 % | 54.22 % | 49.51 % | 45.01 % | – |
| Caxias | 5.43 % | 52.17 % | 47.62 % | 43.27 % | – |
| Baixo Iguaçu | 5.43 % | 3.52 % | 1.06 % | -1,33% | 8,189 |
| Mauá | 5.43 % | 126.24 % | 121.53 % | 116.93 % | – |
| Bela Vista | 7.66 % | 95.03 % | 89.39 % | 83.03 % | – |
| Elejor | 8.00 % | 27.33 % | 24.55 % | 21.59 % | – |

(a) GE Boa Vista, GE Farol, GE Olho D'Água e GE São Bento do Norte wind farms.

(b) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III e Nova Eurus IV wind farms.

(c) Santa Maria, Santa Helena e Ventos de Santo Uriel wind farms.

(d) São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and GE São Miguel III wind farms.

(e) Cutia, Guajiru, Jangada, Maria Helena, Potiguar, Esperança e Paraíso dos Ventos wind farms.

(f) Jandaíra I, Jandaíra II, Jandaíra III e Jandaíra IV wind farms.

(g) Potiguar B61, Potiguar B141, Potiguar B142, Potiguar B143 e Ventos de Vila Paraíba IV wind farms.

(h) Aventura II, Aventura III, Aventura IV, Aventura V wind farms.

(i) Santa Rosa e Mundo Novo - SRMN: SRMN I, SRMN II, SRMN III, SRMN IV e SRMN V wind farms.

## 15.5. Depreciation rates

| Depreciation rates (%) | 12.31.2024 | 12.31.2023 |
|---|---|---|
| **Average generation segment rates** | | |
| General equipment | 6.06% | 6.24% |
| Machinery and equipment | 3.29% | 3.27% |
| Generators | 3.40% | 3.42% |
| Reservoirs, dams and ducts | 2.26% | 2.64% |
| Hydraulic turbines | 2.77% | 2.83% |
| Wind power plant unit | 4.25% | 4.91% |
| Photovoltaic Unit | 4.44% | – |
| Buildings | 2.79% | 3.06% |
| **Average rates for central government assets** | | |
| Buildings | 3.34% | 3.33% |
| Machinery and office equipment | 12.07% | 6.25% |
| Furniture and fixtures | 6.26% | 6.27% |
| Vehicles | 14.29% | 14.29% |

For all plants under the Independent Energy Production ("PIE") exploration regime, all assets linked to hydroelectric and wind power generation plants are depreciated and/or amortized on a straight-line basis. This is done at the higher of the rate determined by the useful life of each asset or the rate calculated based on the concession term of each plant, no residual value at the end of the concession/authorization term. This practice does not apply only to the Derivação do Rio Jordão hydroelectric generation plant, since the concession contract guarantees the right to compensation at the end of the concession term.

In view of the renewal of the concessions detailed in Note 1, it was necessary to reassess the estimated useful life of the existing assets of the Foz do Areia, Segredo and Salto Caxias plants. The change in accounting estimate was treated prospectively, and the impact on the result, compared to the depreciation that would be recorded if the concessions were not renewed, is an increase in total depreciation of R$1,044 in 2024, approximately R$17 million per year until 2028, R$530,126 from 2029 to 2038 and R$564,768 from 2039 to 2054.

# 16. Intangible assets

| Consolidated | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Concession agreement – distribution of electricity (16.1) | 9,788,358 | 8,317,327 |
| Generation concession agreements/authorization (16.2) | 6,775,081 | 2,801,702 |
| Others (16.3) | 60,171 | 51,060 |
| | **16,623,610** | **11,170,089** |

Management did not identify indicatives impairment of intangible assets.

### 16.1. Power distribution service concession

| Consolidated | Intangible asset in service | Special liabilities in service | Total |
|---|---|---|---|
| **Balance as of January 1, 2023** | **10,033,251** | **(2,775,424)** | **7,257,827** |
| Transfers from contract assets (Note 10.1) | 1,888,949 | (273,071) | 1,615,878 |
| Other transfers | 3 | — | 3 |
| Amortization quotas - concession (a) | (641,536) | 163,877 | (477,659) |
| Write-offs or disposal | (78,722) | — | (78,722) |
| **Balance as of December 31, 2023** | **11,201,945** | **(2,884,618)** | **8,317,327** |
| Transfers from contract assets (Note 10.1) | 2,303,950 | (200,428) | 2,103,522 |
| Other transfers | 15 | – | 15 |
| Amortization quotas – concession (a) | (732,351) | 176,489 | (555,862) |
| Write-offs or disposal | (75,644) | – | (75,644) |
| **Balance as of December 31, 2024** | **12,697,915** | **(2,909,557)** | **9,788,358** |

(a) Amortization during the concession period after the transfer of intangible assets in service or useful life of the assets, whichever the lower.

The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

### 16.2. Generation concession agreements

| Consolidated | Concession contract (a) | | Concession and authorization rights/ goodwill | Total |
|---|---|---|---|---|
| | In service | In progress | | |
| **Balance as of January 1, 2023** | **1,530,777** | – | **721,838** | **2,252,615** |
| Effect of acquisition of control of Vilas Complex | – | – | 614,958 | 614,958 |
| Technical goodwill arising from the business combination - Vilas Complex | – | – | 204,443 | 204,443 |
| ANEEL grant - use of public property | – | 894 | – | 894 |
| Amortization quotas - concession and authorization (a) | (228,513) | – | (42,695) | (271,208) |
| Capitalizations for intangible in service | 894 | (894) | – | – |
| **Balance as of December 31, 2023** | **1,303,158** | – | **1,498,544** | **2,801,702** |
| Grant Bonus (Note 1) | 4,073,915 | – | – | 4,073,915 |
| ANEEL grant – use of public property (Note 1) | 205,201 | – | – | 205,201 |
| Amortization quotas – concession and authorization (a) | (230,680) | – | (44,383) | (275,063) |
| (-) Reclassification (b) | (30,674) | – | – | (30,674) |
| **Balance as of December 31, 2024** | **5,320,920** | – | **1,454,161** | **6,775,081** |

(a) Amortization during the concession and authorization period of the start of commercial operations of the enterprises.
(b) Reclassification to Assets classified as held for sale (Note 37).

Considering the renewal of the concessions detailed in Note 1, the value of the grant bonus was recorded, which will be amortized over the term of the concessions, which is 30 years. In addition, for the assets of the 3 plants that were already recorded in intangible assets, it was necessary to reassess the estimated useful life. The change in estimate was treated prospectively and the impact on the result, compared to the amortization that would be recorded if the concessions were not renewed, is a reduction in total amortization of R$19,068 in 2024, approximately R$66 million per year until 2028, R$239,179 from 2029 to 2033 and an increase of R$522,557 from 2034 to 2054.

### 16.3. Other intangible assets

| Consolidated | In service | In progress | Total |
|---|---|---|---|
| **Balance as of January 1, 2023** | **12,848** | **28,330** | **41,178** |
| Effect of business combination | 4 | — | 4 |
| Acquisitions | 37 | 13,351 | 13,388 |
| Transfers from property, plant and equipment | 4,570 | – | 4,570 |
| Capitalizations for intangible in service | 14,555 | (14,555) | – |
| Amortization quotas (a) | (8,040) | – | (8,040) |
| Write-offs or disposal | – | (6) | (6) |
| (-) Reclassification (b) | (34) | – | (34) |
| **Balance as of December 31, 2023** | **23,940** | **27,120** | **51,060** |
| Acquisitions | – | 24,371 | 24,371 |
| Transfers from property, plant and equipment | – | (3,339) | (3,339) |
| Transfers from contract assets | – | 52 | 52 |
| Capitalizations for intangible in service | 10,929 | (10,929) | – |
| Amortization quotas (a) | (8,720) | – | (8,720) |
| Write-offs or disposal | – | (539) | (539) |
| (-) Reclassification (b) | (277) | (2,437) | (2,714) |
| **Balance as of December 31, 2024** | **25,872** | **34,299** | **60,171** |

(a) Annual amortization rate: 20%.

(b) Reclassification to Assets classified as held for sale (Note 37).

Assets consisting of software purchased from third parties or generated internally, measured at total acquisition cost minus amortization expenses.

## 17. Payroll, Social Charges and Accruals

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **Social security liabilities** | | | | |
| Taxes and social contribution | 2,348 | 2,288 | 33,281 | 46,831 |
| Social security charges | 964 | 884 | 9,753 | 15,700 |
| | **3,312** | **3,172** | **43,034** | **62,531** |
| **Labor liabilities** | | | | |
| Payroll, net | 318 | – | 17,540 | 27 |
| Vacation | 1,546 | 2,409 | 51,281 | 81,253 |
| Provisions for performance and profit sharing | 12,905 | 7,925 | 187,020 | 173,663 |
| Voluntary dismissal program (Note 17.1) | 3,151 | 17,102 | 109,028 | 610,057 |
| Other liabilities | – | – | 23 | 7 |
| | **17,920** | **27,436** | **368,525** | **865,007** |
| | **21,232** | **30,608** | **411,559** | **927,538** |
| Current | **20,805** | **30,608** | **411,102** | **927,538** |
| Noncurrent | **427** | **–** | **457** | **–** |

### 17.1. Voluntary Dismissal Program - PDV

Of the total number of employees who joined the PDV instituted on August 24, 2023, 1,285 left the company by December 31, 2024, and the rest will leave the company until August 2025.

## 18. Accounts Payable to Suppliers

| Consolidated | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Energy power | 1,525,681 | 1,224,191 |
| Materials and supplies | 564,368 | 638,025 |
| Charges for use of grid system | 376,754 | 363,357 |
| | **2,466,803** | **2,285,573** |
| Current | **2,324,423** | **2,154,430** |
| Noncurrent | **142,380** | **131,143** |

## 19. Loans and Financing

| Consolidated Company | Contracts | Guarantees (b) | 12.31.2024 | 12.31.2023 |
|---|---|---|---|---|
| Copel GET | Itaú Unibanco S.A | Personal guarantee | 1,036,260 | 1,039,097 |
| | Banco do Brasil – BNDES Transfer | Revenue from energy sales from the plant. | 37,507 | 49,263 |
| | BNDES | Revenue from energy sales from the plant; revenue from energy transmission services; assignment of receivables | 597,912 | 1,206,251 |
| | | | **1,671,679** | **2,294,611** |
| Copel DIS | Banco do Brasil (a) | Personal guarantee | 751,522 | 751,096 |
| | Caixa Econômica Federal | Own revenue; issue of promissory notes and commercial duplicates. | 3,231 | 5,748 |
| | BNDES | Surety of Copel; assignment of revenues and indemnity rights under the concession. | — | 3,919 |
| | | | **755,353** | **760,763** |
| Jandaíra Wind Complex | Banco do Nordeste do Brasil | Bank guarantee | 173,407 | 191,532 |
| Vilas Wind Complex | Banco do Nordeste do Brasil | Bank guarantee | 505,155 | 524,162 |
| Aventura Wind Complex | Banco do Nordeste do Brasil | Bank guarantee | 313,777 | 324,309 |
| SRMN Wind Complex | Banco do Nordeste do Brasil | Bank guarantee | 531,765 | 544,563 |
| Brisa Wind Complex | BNDES | Surety of Copel; pledge of shares; assignment of receivables and revenues. | 56,551 | 63,572 |
| São Bento Wind Complex | BNDES | Pledge of shares; assignment of receivables from energy sales; assignment of machinery and equipment. | 116,579 | 136,443 |
| Cutia | BNDES | Assignment of receivables; 100% of pledged shares. | 497,199 | 521,972 |
| Costa Oeste | BNDES | Assignment of receivables; 100% of pledged shares. | 8,657 | 10,778 |
| Marumbi | BNDES | Assignment of receivables; 100% of pledged shares. | 11,972 | 15,267 |
| | | **Gross debt** | **4,647,195** | **5,387,977** |
| | | **(-) Transaction cost** | **(28,401)** | **(44,760)** |
| | | **Net debt** | **4,618,794** | **5,343,217** |
| | | **Current** | **1,231,205** | **675,980** |
| | | **Noncurrent** | **3,387,589** | **4,667,237** |

(a) In December 2024, the addendum to the Bank Credit Note issued by Copel DIS in favor of Banco do Brasil was formalized, defining the remuneration rate at CDI + 1.08% p.a. and changing the final maturity date to June 2028.

(b) For all contracts, except for the Banco do Brasil loan from Copel DIS, there is a surety guarantee from Copel or Copel GET.

The average debt cost is disclosed in Note 32.3.

### 19.1. Maturity of noncurrent installments

| | Consolidated | | |
|---|---|---|---|
| **Balance as of 12.31.2024** | **Gross debt** | **(-) Transaction cost** | **Net debt** |
| 2026 | 193,613 | (2,527) | 191,086 |
| 2027 | 572,461 | (2,529) | 569,932 |
| 2028 | 558,002 | (2,292) | 555,710 |
| 2029 | 184,589 | (2,058) | 182,531 |
| 2030 | 179,263 | (2,012) | 177,251 |
| After 2030 | 1,723,051 | (11,972) | 1,711,079 |
| | **3,410,979** | **(23,390)** | **3,387,589** |

### 19.2. Changes in loans and financing

| Consolidated | Total |
|---|---|
| **Balance as of January 1, 2023** | **4,650,363** |
| Effect of acquisition of control of Vilas Complex | 875,738 |
| Funding | 45,325 |
| (-) Transaction costs (a) | (6,226) |
| Charges | 525,698 |
| Monetary and exchange variations | 35,184 |
| Amortization – principal | (260,971) |
| Payment – charges | (521,134) |
| **Balance as of December 31, 2023** | **5,343,217** |
| Funding | 5,051 |
| (-) Transaction costs (a) | (1,693) |
| Charges | 481,768 |
| Monetary and exchange variations | 31,156 |
| Amortization – principal | (261,753) |
| Payment – charges | (471,276) |
| Reclassification (b) | (507,676) |
| **Balance as of December 31, 2024** | **4,618,794** |

(a) Balance refers to the financial consideration (waiver) paid as a result of the process of transforming Copel into a Corporation.
(b) The balance was reclassified to liabilities classified as held for sale (Note 37).

### 19.3. Covenants

Loans and financing agreements contain clauses that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. The non-compliance with the contracted conditions may result in the need to comply with additional obligations, in fines or even in the declaration of the early maturity of debts.

On December 31, 2024, all the agreed contractual indicators and conditions were fully met. Under the Cutia Wind Complex financing agreement, the Company was granted authorisation by BNDES AEC/DEENE2 No. 49/2024 on December 23, 2024 to temporarily replace the current ICSD (Debt service coverage ratio) calculation procedure with the calculation of the ICSD and Leverage Index (Net debt / EBITDA) based on the consolidated financial statements of Companhia Paranaense de Energia - Copel, until 2029.

The financial covenants contained in the agreements are presented below:

<table>
<tr><th>Company</th><th>Contractual instrument</th><th>Annual financial ratios</th><th>Limit</th></tr>
<tr><td rowspan="3">Copel GeT</td><td>BNDES Finem nº 820989.1 – Mauá</td><td rowspan="2">EBITDA / Net financial results</td><td rowspan="2">≥ 1,3</td></tr>
<tr><td>Banco do Brasil nº 21/02000-0 – Mauá</td></tr>
<tr><td>Commercial paper</td><td rowspan="2">Debt service coverage ratio<br>Consolidated net debt / Consolidated EBITDA</td><td rowspan="2">≥ 1,5<br>≤ 3,5</td></tr>
<tr><td>Cutia</td><td>BNDES Finem nº 18204611</td></tr>
<tr><td>Santa Maria</td><td>BNDES Finem nº 14212711</td><td rowspan="2">Debt service coverage ratio</td><td rowspan="2">≥ 1,3</td></tr>
<tr><td>Santa Helena</td><td>BNDES Finem nº 14212721</td></tr>
<tr><td>São Bento Energia, Investimentos e Participações</td><td>BNDES Assignment Agreement</td><td rowspan="5">Debt service coverage ratio</td><td rowspan="5">≥ 1,3</td></tr>
<tr><td>CE Boa Vista S.A.</td><td>BNDES Finem nº 11211531</td></tr>
<tr><td>CE Farol S.A.</td><td>BNDES Finem nº 11211521</td></tr>
<tr><td>CE Olho D'Água S.A.</td><td>BNDES Finem nº 11211551</td></tr>
<tr><td>CE São Bento do Norte S.A.</td><td>BNDES Finem nº 11211541</td></tr>
<tr><td>Costa Oeste</td><td>BNDES Finem nº 13212221</td><td>Debt service coverage ratio</td><td>≥ 1,3</td></tr>
<tr><td>Marumbi</td><td>BNDES Finem nº 14205251</td><td>Debt service coverage ratio</td><td>≥ 1,3</td></tr>
</table>

Financing for businesses - Finem

## 20. Debentures

| Consolidated Company | Issue | Guarantee (a) | 12.31.2024 | 12.31.2023 |
|---|---|---|---|---|
| Copel GeT | 5ª | Personal guarantee | 82,619 | 157,327 |
| | 6ª | | 276,193 | 637,405 |
| | 7ª | | 1,598,771 | 1,579,711 |
| | 8ª | | 1,386,222 | 1,332,891 |
| | 9ª | | 1,637,825 | – |
| | | | **4,982,090** | **3,807,334** |
| Copel DIS | 5ª | Personal guarantee | 678,732 | 647,092 |
| | 6ª | | 1,620,153 | 1,590,262 |
| | 7ª | | 1,397,531 | 1,535,469 |
| | 8ª | | 1,206,459 | 1,607,404 |
| | 9ª | | 2,306,826 | – |
| | | | **7,209,707** | **5,380,227** |
| Complexo Brisa | 2ª | Real and personal guarantee and pledge of Copel GeT shares | 183,225 | 200,890 |
| Copel Serviços | 1ª | Personal guarantee | 71,247 | – |
| Cutia | 1ª | Real and personal guarantee and pledge of Copel GeT shares | 327,685 | 349,555 |
| | | Gross debt | **12,773,954** | **9,738,006** |
| | | (-) Transaction cost | **(146,589)** | **(118,900)** |
| | | Net debt | **12,627,365** | **9,619,106** |
| | | Current | **2,025,110** | **1,225,649** |
| | | Noncurrent | **10,602,255** | **8,393,457** |

(a) Copel is the intervening guarantor of all the issues presented in the table.

The average debt cost is disclosed in Note 32.3.

On 5 May 2024, Copel Serviços issued its 1st simple debenture in a single series, non-convertible into shares, amounting to R$70,000, with Copel as intervening guarantor, intended for cash reinforcement, wicth a maturity date of 5 May 2031 and remunerated at CDI + 1.2%.

On 15 May 2024, Copel DIS issued the 9th simple debentures, in two series, non-convertible into shares, amounting to R$2,250,000, with Copel as intervening guarantor. The 1st serie is intended to reinforce working capital, amortize the principal and/or redeem the 7th and 8th debenture issues, matures on 15 May 2031 and pays CDI + 0.6%. The 2nd seris, intended for investments in expansion, renovation or improvement and/or reimbursement of costs of the electricity distribution network, matures on May 15, 2036 and bears interest at IPCA + 6.2831%.

Copel GeT issued the 9th issue of simple debentures on October 15, 2024, non-convertible into shares, with Copel as intervening guarantor. These debentures are not convertible into shares and Copel is acting as guarantor, in three series, in the amounts of R$800,000, R$500,000 and R$300,000. The remuneration corresponds to the accumulated variation of the DI plus 0.52% p.a., 0.65% p.a. and 0.95% p.a. and the maturity is 5, 7 and 10 years in each series, respectively.

### 20.1. Maturity of noncurrent installments

| | Consolidated | | |
|---|---|---|---|
| 12.31.2024 | Gross debt | (-) Transaction cost | Net debt |
| 2026 | 2,214,018 | (25,094) | 2,188,924 |
| 2027 | 1,409,332 | (17,415) | 1,391,917 |
| 2028 | 742,135 | (14,311) | 727,824 |
| 2029 | 1,497,833 | (14,027) | 1,483,806 |
| 2030 | 1,746,751 | (13,268) | 1,733,483 |
| After 2030 | 3,107,274 | (30,973) | 3,076,301 |
| | **10,717,343** | **(115,088)** | **10,602,255** |

## 20.2. Changes in debentures

| | Consolidated |
|---|---|
| **Balance as of January 1, 2023** | **7,803,855** |
| Funding | 3,195,000 |
| (-) Transaction costs (a) | (51,632) |
| Charges and monetary variations | 1,316,462 |
| Payment – principal | (1,212,347) |
| Payment – charges | (1,138,030) |
| Reclassification (b) | (224,202) |
| **Balance as of December 31, 2023** | **9,619,106** |
| Funding | 3,920,000 |
| (-) Transaction costs | (50,623) |
| Charges and monetary variations | 1,339,067 |
| Payment – principal | (1,135,225) |
| Payment – charges | (1,114,064) |
| Reclassification (b) | 59,104 |
| **Balance as of December 31, 2024** | **12,627,365** |

(a) Balance refers to the financial consideration (waiver) paid as a result of the process of transforming Copel into a Corporation.
(b) Reclassification to liabilities classified as held for sale (Note 37).

## 20.3. Covenants

The issued debentures contain clauses that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. The non-compliance with the contracted conditions may imply the need to request consent from the debenture holders or to declaration of early maturity of the debts.

On December 31, 2024, all financial indicators measured annually were fully complied with, with the exception of the subsidiaries Asa Branca I, Asa Branca II, Asa Branca III, Ventos de Santo Uriel and Nova Eurus IV, which were exempt from complying with the ICSD in 2024, in accordance with BNDES letter AEC/DEENE2 No. 51/2024. In the context of the 1st Issue of Debentures of the Cutia Wind Complex, the Company received authorization on December 23, 2024, in accordance with the Minutes of the General Meeting of Debenture Holders ("AGD"), to temporarily replace the current ICSD calculation procedure with a calculation based on the consolidated financial statements of Companhia Paranaense de Energia - Copel until 2029. On December 31, 2024, all other agreed indicators and conditions were fully met.

The financial covenants contained in the debenture agreements are presented as follows:

| Company | Contractual instrument | Annual financial ratio | Limit |
|---|---|---|---|
| Copel GeT | 5th issue of Debentures | Consolidated net debt / Consolidated EBITDA<br>Debt service coverage ratio (a) | ≤ 3,5<br>≥ 1,5 |
| | 6th issue of Debentures | | |
| | 7th issue of Debentures | | |
| | 8th issue of Debentures | | |
| | 9th issue of Debentures | | |
| Copel DIS | 5th issue of Debentures | | |
| | 6th issue of Debentures | | |
| | 7th issue of Debentures | | |
| | 8th issue of Debentures | | |
| | 9th issue of Debentures | | |
| Copel Serviços | 1th issue of Debentures | | |
| Cutia | 1th issue of Debentures | Debt service coverage ratio (a) | ≥ 1,2 |
| Nova Asa Branca I | 2nd issue of Debentures | Debt service coverage ratio | ≥ 1,3 |
| Nova Asa Branca II | | | |
| Nova Asa Branca III | | | |
| Nova Eurus IV | | | |
| Ventos de Santo Uriel | | | |

(a) Indicator calculated with the values from Copel's consolidated financial statements.

## 21. Post-employment Benefits

The company sponsors pension plans for supplementary retirement and pension benefits and a health and dental care plan for its active employees and their legal dependents. The lifetime sponsorship of the Assistance Plan for retirees, pensioners and legal dependents only applies to participants in the Prosaúde II Plan. Fundação Copel de Previdência e Assistência is the entity that administers these plans.

### 21.1. Pension plan and Assistance Plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III is a Defined Contribution plan - CD in the contributory phase and, after retirement, it becomes a Defined Benefit plan - BD.

Plan IV, the only plan available to new participants, is a Defined Contribution plan - DC in which the entity's legal or constructive obligation is limited to the amount it agrees to contribute to the fund. Therefore, the amount of the post-employment benefit received by the employee must be determined by the amount of contributions paid by the sponsoring entity and also by the employee, together with the return on investments resulting from the contributions. Consequently, the actuarial risk (the risk that the benefits will be lower than expected) and the investment risk (the risk that the assets invested will be insufficient to cover the expected benefits) are the responsibility of the employee.

The Company allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in ProSaúde II and ProSaúde III Assistance plans regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the ProSaúde II plan.

### 21.2. Statement of financial position and statement of income

Amounts recognized in liabilities, under post-employment benefits, are summarized below:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Pension plans | 8 | 8 | 340 | 426 |
| Healthcare plans | 41,971 | 51,371 | 1,158,369 | 1,483,817 |
| | **41,979** | **51,379** | **1,158,709** | **1,484,243** |
| Current | 4,348 | 3,842 | 95,383 | 85,833 |
| Noncurrent | 37,631 | 47,537 | 1,063,326 | 1,398,410 |

Amounts recognized in the statement of income (Note 29) are shown below:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **Employees** | | | | |
| Pension plans | 3,267 | 3,080 | 48,087 | 55,320 |
| Healthcare plan – post employment | 4,150 | 3,203 | 134,044 | 128,652 |
| Healthcare plan – active employees | 1,588 | 1,591 | 75,412 | 74,546 |
| | **9,005** | **7,874** | **257,543** | **258,518** |
| **Management** | | | | |
| Pension plans | 1,045 | 886 | 1,595 | 1,441 |
| Healthcare plan | 99 | 79 | 214 | 200 |
| | **1,144** | **965** | **1,809** | **1,641** |
| | **10,149** | **8,839** | **259,352** | **260,159** |

## 21.3. Changes in post-employment benefits

| | Parent Company | Consolidated |
|---|---|---|
| **Balance as of January 1, 2023** | **26,847** | **1,070,037** |
| Appropriation of actuarial calculation | 3,203 | 128,652 |
| Appropriation of pension and healthcare contributions | 6,277 | 139,701 |
| Adjustment related to actuarial (gains) losses | 25,082 | 379,126 |
| Amortizations | (10,030) | (225,421) |
| Reclassification (a) | – | (7,252) |
| **Balance as of December 31, 2023** | **51,379** | **1,484,243** |
| Appropriation of actuarial calculation | 4,150 | 134,044 |
| Appropriation of pension and healthcare contributions | 6,316 | 123,667 |
| Adjustment related to actuarial (gains) losses | (9,482) | (363,465) |
| Amortizations | (10,524) | (219,780) |
| **Balance as of December 31, 2024** | **41,979** | **1,158,709** |

(a) The balance was reclassified to liabilities classified as held for sale (Note 37).

## 21.4. Actuarial valuation

### 21.4.1. Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs are shown below:

| Consolidated | 2024 | | 2023 | |
|---|---|---|---|---|
| | Real | Nominal | Real | Nominal |
| **Economic** | | | | |
| Inflation p.a. | – | 3.50 % | – | 3.00 % |
| **Expected rate of discount/return p.a.** | | | | |
| Unified Plan - Defined Benefit | 7.66 % | 11.42 % | 5.33 % | 8.49 % |
| Unified Plan - Balance | 7.40 % | 11.15 % | 5.36 % | 8.52 % |
| Plan III | 7.36 % | 11.12 % | 5.37 % | 8.53 % |
| Assistance Plan | 7.44 % | 11.20 % | 5.48 % | 8.64 % |
| **Salary growth/medical costs** | | | | |
| Unified Plan p.a. | 1.00 % | 4.54 % | 1.00 % | 4.03 % |
| Plan III p.a. | 1.00 % | 4.54 % | 1.00 % | 4.03 % |
| Assistance Plan - Aging Factor | 3.30 % | – | 3.30 % | – |
| **Demographic** | | | | |
| Mortality table | | AT - 2000 | | AT - 2000 |
| Mortality table of individuals with permanent disability | | WINKLEVOSS | | WINKLEVOSS |
| Table of new disability benefit vested | | TASA 1927 | | TASA 1927 |

### 21.4.2. Number of participants and beneficiaries

| Consolidated | Social Security Plans | | | | Assistance Plan | |
|---|---|---|---|---|---|---|
| | Unified Plan | | Plan III | | | |
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Number of active participants | 4 | 10 | 4,501 | 5,806 | 4,302 | 5,637 |
| Number of inactive participants | 4,013 | 4,115 | 6,357 | 5,379 | 9,686 | 8,907 |
| Number of dependent people | – | – | – | – | 10,526 | 19,925 |
| **Total** | **4,017** | **4,125** | **10,858** | **11,185** | **24,514** | **34,469** |

### 21.4.3. Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

| Consolidated | Unified Plan | Plan III |
|---|---|---|
| **As of December 31, 2024** | | |
| Retired participants | 12,13 | 22,17 |
| Pensioner participants | 13,99 | 24,67 |
| **As of December 31, 2023** | | |
| Retired participants | 12,73 | 21,35 |
| Pensioner participants | 13,99 | 24,67 |

The average age of inactive participants of the healthcare and pension plans is 68.01 and 68.33 years, respectively.

### 21.4.4. Actuarial evaluation

As of December 31, 2024, the Unified Plan and Plan III demonstrated a surplus. However, according to current legislation, the company is not permitted to record assets on its balance sheet.

| Consolidated | Unified Plan | Plan III | Assistance Plan | 12.31.2024 | 12.31.2023 |
|---|---|---|---|---|---|
| Total liabilities or partially covered | 5,468,000 | 3,947,761 | 1,348,296 | 10,764,057 | 11,893,783 |
| Fair value of the plan assets | (6,324,954) | (4,351,451) | (189,928) | (10,866,333) | (11,289,509) |
| **Plan coverage status** | **(856,954)** | **(403,690)** | **1,158,368** | **(102,276)** | **604,274** |
| Unrecognized asset | 856,954 | 403,690 | – | 1,260,644 | 879,543 |
| | – | – | **1,158,368** | **1,158,368** | **1,483,817** |

The adjustments to assistance plan liabilities, as outlined in the actuarial report, are presented in the Statement of Comprehensive Income.

### 21.4.5. Changes in actuarial liabilities

| Consolidated | Unified Plan | Plan III | Assistance Plan |
|---|---|---|---|
| **Present value of net actuarial obligations as of January 1, 2023** | **6,029,530** | **3,457,537** | **1,234,771** |
| Cost of services | 16,650 | 6,243 | 6,278 |
| Cost of interest | 700,272 | 397,091 | 141,277 |
| Benefits paid | (539,723) | (272,525) | (55,014) |
| Actuarial (gain) losses | 210,130 | 251,260 | 338,499 |
| Discontinued Operations balance adjustments | (774) | (19,595) | (9,324) |
| **Present value of net actuarial obligations as of December 31, 2023** | **6,416,085** | **3,820,011** | **1,657,687** |
| Cost of services | (3,150) | 1,548 | 8,100 |
| Cost of interest | 522,986 | 314,125 | 140,973 |
| Benefits paid | (559,530) | (336,175) | (96,036) |
| Actuarial (gain) losses | (908,391) | 148,252 | (362,428) |
| **Present value of net actuarial obligations as of December 31, 2024** | **5,468,000** | **3,947,761** | **1,348,296** |

## 21.4.6. Changes in actuarial assets

| Consolidated | Unified Plan | Plan III | Assistance Plan |
|---|---|---|---|
| **Fair value of the Plan's assets as of January 1, 2023** | **6,625,377** | **3,531,958** | **165,683** |
| Return estimated for assets | 769,613 | 410,062 | 18,629 |
| Contributions and distributions | 23,262 | 9,709 | 54,782 |
| Benefits paid | (539,723) | (272,521) | (54,782) |
| Actuarial gain (losses) | 333,722 | 244,140 | (10,442) |
| Discontinued Operations balance adjustments | (243) | (19,661) | – |
| **Fair value of the Plan's assets as of December 31, 2023** | **7,212,015** | **3,903,624** | **173,870** |
| Return estimated for assets | 591,774 | 321,533 | 15,030 |
| Contributions and distributions | 30,541 | 6,018 | 96,036 |
| Benefits paid | (559,530) | (336,775) | (96,036) |
| Actuarial gain (losses) | (949,246) | 456,951 | 1,028 |
| **Fair value of the Plan's assets as of December 31, 2024** | **6,324,954** | **4,351,451** | **189,928** |

## 21.4.7. Estimated costs

The estimated net periodic plan costs (income) for 2025 for each plan are shown below:

| Consolidated | Unified Plan | Plan III | Assistance Plan |
|---|---|---|---|
| Cost of current service | (28,169) | (1,346) | 7,636 |
| Estimated cost of interest | 623,706 | 465,275 | 148,020 |
| Expected return on plan assets | (625,596) | (465,632) | (21,273) |
| **Costs (income or loss)** | **(30,059)** | **(1,703)** | **134,383** |

In view of the current surplus of pension plans, the Company will not record the estimated revenues and costs presented in the table above for the Unified Plan and Plan III, in accordance with legislation that does not allow for reductions in contributions or reimbursements to the Company.

## 21.4.8. Sensitivity analysis

The table below presents the balance of the obligations and service cost of the pension and assistance plans, along with the impact of changes in significant actuarial assumptions.

| | Projected scenarios | |
|---|---|---|
| | Increase by 0.5% | Decrease in 0.5% |
| **Sensitivity of long-term interest rate** | | |
| Impacts on the obligations of the pension | 9,055,953 | 9,803,748 |
| Impacts on the obligations of healthcare program | 1,264,262 | 1,440,977 |
| **Sensitivity of growth rate of the medical costs** | | |
| Impacts on the obligations of healthcare program | 1,443,026 | 1,262,556 |
| Impact on cost of service for the following financial year of healthcare program | 7,936 | 5,955 |
| **Sensitivity of the service cost** | | |
| Impacts on the obligations of the pension | 1,329 | 1,935 |
| Impacts on the obligations of healthcare program | 5,993 | 7,294 |

21.4.9. Benefits payable

The estimated benefits to be paid in subsequent fiscal years are shown below:

| Consolidated | Unified Plan | Plan III | Assistance Plan | Total |
|---|---|---|---|---|
| 2025 | 559,776 | 341,601 | 54,921 | 956,298 |
| 2026 | 570,406 | 351,612 | 62,364 | 984,382 |
| 2027 | 581,018 | 361,622 | 70,174 | 1,012,814 |
| 2028 | 590,076 | 371,732 | 78,614 | 1,040,422 |
| 2029 | 598,035 | 381,744 | 88,002 | 1,067,781 |
| 2030 a 2054 | 12,470,035 | 11,267,174 | 5,626,213 | 29,363,422 |

21.4.10. Asset allocation and investment strategy

The table below illustrates the asset allocation for the pension and assistance plans as of the end of this year and the target for next year.

| Consolidated | Goal for 2025 (a) | 2024 |
|---|---|---|
| Fixed income | 84.3 % | 80.4 % |
| Variable income | 3.0 % | 4.2 % |
| Loans | 1.3 % | 1.3 % |
| Real estate | 2.4 % | 3.7 % |
| Investment structuring | 7.0 % | 8.3 % |
| Investments abroad | 2.0 % | 1.5 % |
| | **100.0 %** | **100.0 %** |

(a) Target based on the total investment of each plan.

In addition, information on the allocation of assets of pension plans sponsored by the Company:

| Consolidated | Unified Plan | | Plan III | |
|---|---|---|---|---|
| | target for 2025 | minimum (%) | target for 2025 | minimum (%) |
| Fixed income | 88.0 % | 80.0 % | 81.0 % | 72.0 % |
| Variable income | 2.0 % | 0.5 % | 4.0 % | 2.0 % |
| Loans | 0.5 % | 0.0 % | 2.0 % | 2.0 % |
| Real estate | 2.5 % | 2.5 % | 2.0 % | 1.0 % |
| Investment structuring | 7.0 % | 3.5 % | 9.0 % | 7.0 % |
| Investments abroad | 0.0 % | 0.0 % | 2.0 % | 1.0 % |

Management of Fundação Copel decided to keep a more conservative approach investing in variable income in the unified plan, whose legal minimum is 70%.

21.4.11. Additional information

Contributions to Plan III (variable contribution plan) for all active employees totaled R$64,825 in 2024 (R$70,203 in 2023).

## 22. Research and Development and Energy Efficiency

| Consolidated | Disbursed and not completed | Balance to be collected | Balance to disburse | Balance as of 12.31.2024 | Balance as of 12.31.2023 |
|---|---|---|---|---|---|
| **Research and Development – R&D** | | | | | |
| FNDCT | – | 7,217 | – | 7,217 | 5,781 |
| MME | – | 3,608 | – | 3,608 | 2,891 |
| R&D | 62,948 | 1,534 | 44,751 | 109,233 | 201,871 |
| | **62,948** | **12,359** | **44,751** | **120,058** | **210,543** |
| **Energy efficiency program – EEP** | | | | | |
| Procel | – | 4,322 | – | 4,322 | 23,613 |
| EEP | 137,832 | 4,654 | 153,577 | 296,063 | 319,518 |
| | **137,832** | **8,976** | **153,577** | **300,385** | **343,131** |
| | **200,780** | **21,335** | **198,328** | **420,443** | **553,674** |
| | | | Current | **179,149** | **320,196** |
| | | | Noncurrent | **241,294** | **233,478** |

National Fund for Scientific and Technological Development – FNDCT

National Program of Electricity Conservation – Procel

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

### 22.1. Changes in R&D and EEP balances

| Consolidated | FNDCT | MME | R&D | Procel | EEP | Total |
|---|---|---|---|---|---|---|
| **Balance as of January 1, 2023** | **6,588** | **3,314** | **260,243** | **11,960** | **332,653** | **614,758** |
| Additions | 40,011 | 20,004 | 40,019 | 12,200 | 48,806 | 161,039 |
| Performance agreement | — | — | — | — | 4,420 | 4,420 |
| Interest rate (Note 30) | — | — | 4,932 | (517) | 21,613 | 26,029 |
| Transfers (a) | 5,802 | 2,900 | 1,739 | — | — | 10,441 |
| Payments | (46,620) | (23,327) | (9,695) | — | (16,450) | (96,092) |
| Concluded projects | — | — | (87,675) | — | (71,522) | (159,203) |
| Reclassification (b) | — | — | (7,693) | — | — | (7,693) |
| **Balance as of December 31, 2023** | **5,781** | **2,891** | **201,871** | **23,613** | **319,518** | **553,674** |
| Additions | 41,949 | 20,973 | 41,960 | 13,947 | 55,787 | 174,616 |
| Performance agreement | – | – | – | – | 7,059 | 7,059 |
| Interest rate (Note 30) | – | – | 4,452 | 1,495 | 16,103 | 22,050 |
| Transfers | – | – | – | (4,066) | 4,066 | – |
| Payments | (40,513) | (20,256) | (11,252) | (33,667) | (49,116) | (154,804) |
| Concluded projects | – | – | (127,798) | – | (57,354) | (185,152) |
| **Balance as of December 31, 2024** | **7,217** | **3,608** | **109,233** | **4,322** | **296,063** | **420,443** |

(a) Transfers (classes) – Law No. 14,514/2022.

(b) Reclassification to assets classified as held for sale (Note 37).

## 23. Accounts Payable Related to Concessions

| Consolidated | Company | Grant | Signature | Closing | Discount rate | Adjustment | 12.31.2024 | 12.31.2023 |
|---|---|---|---|---|---|---|---|---|
| HPP Mauá | Copel GeT | 06.29.2007 | 07.03.2007 | 06.2049 | 5.65% a.a. | IPCA | 23,753 | 23,005 |
| HPP Colíder (a) | Copel GeT | 12.29.2010 | 01.17.2011 | 01.2046 | 7.74% a.a. | IPCA | — | 31,493 |
| HPP Baixo Iguaçu | Copel GeT | 07.19.2012 | 08.20.2012 | 01.2047 | 7.74% a.a. | IPCA | 9,626 | 9,337 |
| HPP Guaricana (a) | Copel GeT | 03.03.2020 | 03.03.2020 | 03.2025 | 7.74% a.a. | IPCA | — | 1,325 |
| HPP Fundão and HPP Santa Clara | Elejor | 10.23.2001 | 10.25.2001 | 05.2037 | 11.00% a.a. | IGPM | 861,932 | 828,695 |
| HPP Salto Caxias | Copel GeT | 11.19.2024 | 11.19.2024 | 10.2030 | 8.23% a.a. | IPCA | 69,494 | — |
| HPP Segredo | Copel GeT | 11.19.2024 | 11.19.2024 | 10.2030 | 8.23% a.a. | IPCA | 69,341 | — |
| HPP Foz do Areia | FDA | 11.19.2024 | 11.19.2024 | 10.2030 | 8.23% a.a. | IPCA | 71,198 | — |
| | | | | | | | **1,105,344** | **893,855** |
| | | | | | | Current | **113,092** | **101,976** |
| | | | | | | Noncurrent | **992,252** | **791,879** |

(a) Reclassification to liabilities classified as held for sale (Note 37).

Discount rate adopted to calculate present value: Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.

Payment to the federal government: Monthly installments equivalent to 1/12 of the annual payment, restated as defined in the concession agreement.

The new concession contracts for the Foz do Areia (FDA), Segredo and Salto Caxias power plants, signed on November 19, 2024, were agreed under the Independent Energy Production (PIE) exploration regime and will have monthly payments for the Use of Public Property (UBP) for five years (Note 1). Therefore, at the time the concession contracts were signed, the obligation was recorded against intangible assets, corresponding to the present value of the cash flow of the estimated future payments.

### 23.1. Changes in accounts payable related to concessi

| | |
|---|---|
| **Balance as of January 1, 2023** | **937,542** |
| Additions | 894 |
| Adjust to present value | (44,021) |
| Monetary variations | 115,176 |
| Payments | (115,736) |
| **Balance as of December 31, 2023** | **893,855** |
| Additions (Note 16.2) | 205,201 |
| Adjustment to present value | 54,474 |
| Monetary variations | 94,924 |
| Payments | (110,325) |
| Reclassification (a) | (32,785) |
| **Balance as of December 31, 2024** | **1,105,344** |

(a) Reclassification to liabilities classified as held for sale (Note 37).

### 23.2. Nominal value and present value of accounts payable related to concessions

| Consolidated | Nominal value | Present value |
|---|---|---|
| 2025 | 124,150 | 113,392 |
| 2026 | 169,574 | 132,012 |
| 2027 | 169,574 | 125,761 |
| 2028 | 169,574 | 120,626 |
| After 2028 | 1,456,781 | 613,463 |
| | **2,089,653** | **1,105,344** |

# 24. Right-of-use Asset and Lease Liability

## 24.1. Right-of-use asset

| Consolidated | Balance as of January 1, 2024 | Additions | Amortization | Write-offs | Reclassification (a) | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|
| Real estate | 162,614 | 64,248 | (10,909) | (736) | (8,608) | 206,609 |
| Vehicles | 85,475 | 81,259 | (54,508) | (42,852) | (2,571) | 66,803 |
| Equipment | 4,511 | 43,608 | (12,548) | — | — | 35,571 |
| | **252,600** | **189,115** | **(77,965)** | **(43,588)** | **(11,179)** | **308,983** |

(a) Reclassification to Assets classified as held for sale (Note 37).

| Consolidated | Balance as of January 1, 2023 | Additions | Amortization | Write-offs | Reclassification (a) | Balance as of December 31, 2023 |
|---|---|---|---|---|---|---|
| Real estate | 136,489 | 51,192 | (11,874) | (2,737) | (10,456) | 162,614 |
| Vehicles | 113,018 | 27,065 | (54,082) | — | (526) | 85,475 |
| Equipment | 11,873 | 4,629 | (11,161) | (323) | (507) | 4,511 |
| | **261,380** | **82,886** | **(77,117)** | **(3,060)** | **(11,489)** | **252,600** |

(a) Reclassification to Assets classified as held for sale (Note 37).

## 24.2. Lease liability

### 24.2.1. Changes in lease liability

| | | Parent Company | Consolidated |
|---|---|---|---|
| **Balance as of January 1, 2023** | | **4,809** | **273,756** |
| Additions | | 2,789 | 82,886 |
| Charges | | 569 | 25,506 |
| Payment – principal | | (512) | (72,331) |
| Payment – charges | | (569) | (25,465) |
| Write-offs | | – | (2,331) |
| Reclassification (a) | | – | (11,573) |
| **Balance as of December 31, 2023** | | **7,086** | **270,442** |
| Additions | | 1,988 | 189,115 |
| Charges | | 779 | 34,039 |
| Payment – principal | | (709) | (73,227) |
| Payment – charges | | (779) | (34,662) |
| Write-offs or disposal | | – | (43,362) |
| Reclassification (a) | | – | (3,829) |
| **Balance as of December 31, 2024** | | **8,365** | **328,506** |
| | Current | **604** | **57,502** |
| | Noncurrent | **7,761** | **271,004** |

(a) Reclassification to Liabilities classified as held for sale (Note 37).

The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 15.55% p.a.

24.2.2. Maturity of noncurrent installments

| | |
|---|---|
| 2026 | 67,373 |
| 2027 | 46,574 |
| 2028 | 31,574 |
| 2029 | 15,032 |
| 2030 | 15,086 |
| After 2030 | 231,713 |
| **Undiscounted amounts** | **407,352** |
| Imputed interest | (136,348) |
| **Lease liabilities balance** | **271,004** |

24.2.3. Potential PIS/Cofins recoverable rights

The following is an indicative table of the potential PIS/Cofins right to recover embedded in the lease consideration according to the periods scheduled for payment.

| Cash Flows | Nominal value | Present value |
|---|---|---|
| Lease consideration | 556,791 | 328,506 |
| **Potencial Pis/Cofins** | **40,956** | **25,891** |

### 24.3. Impact of forecast inflation on discounted cash flows

| Consolidated | Balance in accordance with IFRS 16 | Inflation projected balance | % |
|---|---|---|---|
| Lease liabilities | 328,506 | 415,449 | 26.47% |
| Right to use assets | 308,983 | 322,474 | 4.37% |
| Financial expense | 28,560 | 33,967 | 18.93% |
| Amortization expense | 77,955 | 83,252 | 6.80% |

In the measurement and remeasurement of lease liabilities and the right-of-use assets, the discounted cash flow technique is used without considering projected future inflation, in accordance with CPC 06 (R2) / IFRS 16. In view of the unpredictability of long-term interest rates in the Brazilian economic scenario, the Company presents in the table above the comparative balances between the amount recorded in accordance with the standard, and the amount that would be recorded if projected inflation were considered.

### 24.4. Commitments from leases and rentals

| Consolidated | Less than 1 year | 1 to 5 years | Over 5 years | 12.31.2024 |
|---|---|---|---|---|
| Commitments from leases and rentals | 12,037 | 57,780 | 252,708 | 322,525 |

For leases of low-value assets, such as computers, printers and furniture, short-term leases, as well as land lease contracts for the development of wind power generation projects, for which payment is made on the basis of variable remuneration, the amounts are recognized in the income statement as operating costs and/or expenses (Note 29.6).

### 24.5. Receivables from leases

| Consolidated | Less than 1 year | 1 to 5 years | Over 5 years | 12.31.2024 |
|---|---|---|---|---|
| Facilities sharing | 2,148 | 8,592 | 25,443 | 36,183 |

# 25. Other Accounts Payable

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Generation deviation – wind projects (Note 32.2.9) | – | – | 492,666 | 299,264 |
| Judicial settlement (a) | 362,209 | – | 444,409 | – |
| Payments/returns to consumers | – | – | 149,432 | 60,492 |
| Public lighting rate collected | – | – | 75,222 | 63,253 |
| Aneel Order No. 084/2017 provision | – | – | 46,690 | 42,164 |
| Pledges in guarantee | 231 | 290 | 35,145 | 43,297 |
| Financial offset for the use of water resources | – | – | 32,103 | 31,352 |
| Other liabilities (b) | 91,271 | 40,143 | 164,433 | 140,114 |
| | **460,361** | **40,433** | **1,446,216** | **684,942** |
| Current | **369,395** | **15,136** | **1,199,195** | **537,810** |
| Noncurrent | **90,966** | **25,297** | **247,021** | **147,132** |

(a) The balance includes the judicial agreement resulting from the arbitral process (Note 25.1).

(b) In the Parent Company, the balance includes a provision for losses on equity interests. The balance for 2023 includes the advance received for the UEGA sale transaction, in the amount of R$14,530 in the Parent Company and R$58,132 in the Consolidated (Note 37). In 2023, the balance includes the advance of R$40,599 related to the sale of UEGA, settled on July 1, 2024 with the conclusion of the transaction (Note 37).

### 25.1. Closure of arbitral proceedings

On January 25, 2024, according to Material Fact 01/24, an agreement was reached involving an arbitration proceeding in which the authors claimed damages against the Company. The process began in 2015 as a result of a dispute related to a term of commitment signed between the authors and Copel in December 2012, which, in accordance with the law, was handled in confidence at the Brazil-Canada Arbitration and Mediation Center. After negotiations between the parties, a settlement was reached with the approval of the arbitral tribunal in the sense of a general and reciprocal discharge between all parties with the definitive closure of the claim.

Copel agreed to pay R$672,000 in two installments. The balance that was recorded as Provision for legal claim was reclassified to Other accounts payable. The first installment in the amount of R$336,000 was paid on January 31, 2024 and the second and final installment will be updated by Selic and paid by March 31, 2025. Throughout the arbitration procedure, the Company made its best efforts to refute the requests and mitigate the damages resulting from the decisions that followed until the arbitration award settlement phase and, finally, to reach the best possible agreement while preserving Copel's interests.

# 26. Provisions for Legal Claims and Contingent Liabilities

The Company and its subsidiaries are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable when the criteria for recognition of provisioning described in Note 4.10 are met.

The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company and its subsidiaries are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

## 26.1. Change in provision for legal claims

| Parent company | Balance as of January 1, 2024 | Income | | | Settlements | Transfers (a) | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|---|
| | | Additions | Reversals | Monetary restatement | | | |
| Tax | | | | | | | |
| Cofins | 133,371 | – | – | 10,460 | – | – | 143,831 |
| Others | 33,691 | 8,821 | (872) | 16,084 | (10,984) | – | 46,740 |
| | **167,062** | **8,821** | **(872)** | **26,544** | **(10,984)** | – | **190,571** |
| Labor | **4,812** | **12,460** | **(3,323)** | **1,871** | **(10,721)** | – | **5,099** |
| Employee benefits | **290** | **208** | – | – | **(123)** | – | **375** |
| Civil | **690,019** | **5,764** | **(2,323)** | **(1,102)** | **(9,280)** | **(672,000)** | **11,078** |
| | **862,183** | **27,253** | **(6,518)** | **27,313** | **(31,108)** | **(672,000)** | **207,123** |
| Current | **336,000** | | | | | | – |
| Noncurrent | **526,183** | | | | | | **207,123** |

(a) Reclassification to Other accounts payable (Note 25.1).

| Parent company | Balance as of January 1, 2023 | Income | | | Settlements | Balance as of December 31, 2023 |
|---|---|---|---|---|---|---|
| | | Additions | Reversals | Monetary restatement | | |
| Tax | | | | | | |
| Cofins | 123,564 | – | – | 9,807 | – | 133,371 |
| Others | 35,671 | 2,830 | (4,499) | (127) | (184) | 33,691 |
| | **159,235** | **2,830** | **(4,499)** | **9,680** | **(184)** | **167,062** |
| Labor | **3,514** | **3,425** | **(1,338)** | **1,278** | **(2,067)** | **4,812** |
| Employee benefits | **745** | **61** | **(516)** | – | – | **290** |
| Civil | **640,948** | **54,094** | **(7,617)** | **2,594** | – | **690,019** |
| | **804,442** | **60,410** | **(13,970)** | **13,552** | **(2,251)** | **862,183** |
| Current | – | | | | | **336,000** |
| Noncurrent | **804,442** | | | | | **526,183** |

| Consolidated | Balance as of January 1, 2024 | Income | | | | Additions (Reversals) to assets | Settlements | Transfers/ Others (a) | Balance as of December 31, 2024 |
|---|---|---|---|---|---|---|---|---|---|
| | | Provision for litigations | | Construction cost | Monetary restatement | | | | |
| | | Additions | Reversals | Additions | | | | | |
| Tax | | | | | | | | | |
| Cofins | 133,371 | | | | 10,460 | | | | 143,831 |
| Others | 75,059 | 13,588 | (9,436) | | 13,263 | | (19,073) | | 73,401 |
| | 208,430 | 13,588 | (9,436) | | 23,723 | | (19,073) | | 217,232 |
| Labors | 386,639 | 157,965 | (84,258) | | 6,358 | | (159,619) | | 307,085 |
| Employee benefits | 37,516 | 7,951 | (1,311) | | | | (3,687) | | 40,469 |
| Civil | | | | | | | | | |
| Civil and administrative claims | 954,867 | 188,730 | (47,880) | | 67,039 | (269) | (150,312) | (843,600) | 168,225 |
| Easements | 114,125 | 286 | (1,977) | (15,308) | | 2,085 | (1,220) | | 97,971 |
| Expropriations and property | 112,764 | 528 | (2,074) | 3,091 | 200 | 8,675 | (10,193) | (951) | 112,035 |
| Customers | 2,444 | 180 | (193) | | (1,065) | | (135) | | 906 |
| Environmental | 4,590 | 102 | (307) | | (63) | | | | 4,322 |
| | 1,188,593 | 189,806 | (52,936) | (12,217) | 66,158 | 10,471 | (162,365) | (844,551) | 382,959 |
| Regulatory | 7,738 | 5,916 | (5,034) | | 725 | | (394) | | 8,951 |
| | 1,828,916 | 375,226 | (152,975) | (12,217) | 96,964 | 10,471 | (345,138) | (844,551) | 956,696 |
| Current | 336,000 | | | | | | | | |
| Noncurrent | 1,492,916 | | | | | | | | 956,696 |

(a) Reclassification mainly to Other accounts payable (Note 25).

| Consolidated | Balance as of January 1, 2023 | Income | | | | Additions (Reversals) to assets | Settlements | Transfers/ Others (a) | Balance as of December 31, 2023 |
|---|---|---|---|---|---|---|---|---|---|
| | | Provision for litigations | | Construction cost | Monetary restatement | | | | |
| | | Additions | Reversals | Additions | | | | | |
| Tax | | | | | | | | | |
| Cofins | 123,564 | | | | 9,807 | | | | 133,371 |
| Others | 78,186 | 9,671 | (7,444) | | (2,452) | | (15,955) | 13,053 | 75,059 |
| | 201,750 | 9,671 | (7,444) | | 7,355 | | (15,955) | 13,053 | 208,430 |
| Labors | 536,464 | 103,916 | (65,292) | | 43,877 | (91) | (231,859) | (376) | 386,639 |
| Employee benefits | 30,126 | 12,234 | (4,328) | | | | (516) | | 37,516 |
| Civil | | | | | | | | | |
| Civil and administrative claims | 958,111 | 124,092 | (19,760) | | 26,818 | 273 | (119,097) | (15,802) | 954,637 |
| Easements | 138,724 | 1,743 | | (21,596) | | 1,138 | (5,884) | | 114,125 |
| Expropriations and property | 154,912 | 6,856 | (1,461) | (4,349) | (535) | (42,700) | 41 | | 112,764 |
| Customers | 3,750 | 319 | (1,678) | | | | 51 | | 2,444 |
| Environmental | 5,269 | 1,264 | (1,412) | | (389) | | (109) | | 4,590 |
| | 1,260,766 | 134,279 | (24,312) | (25,945) | 25,894 | (41,289) | (124,998) | (15,802) | 1,188,593 |
| Regulatory | 8,493 | 83,708 | (84,764) | | 589 | | (288) | | 7,738 |
| | 2,037,599 | 343,808 | (186,140) | (25,945) | 77,715 | (41,380) | (373,616) | (3,125) | 1,828,916 |
| Current | | | | | | | | | 336,000 |
| Noncurrent | 2,037,599 | | | | | | | | 1,492,916 |

(a) Reclassification mainly to liabilities associated with assets classified as held for sale (Note 37) and recognition of loss in the business combination.

## 26.2. Details of provisions for legal claims and contingent liabilities

The table below provides a detailed breakdown of the provisions for legal claims recorded, along with the amounts of contingent liabilities, which are present obligations arising from past events, but without provisions recognized because it is not probable an outflow of resources that incorporate economic benefits to settle the obligation.

| | | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Provisions for legal claims | | Contingent liabilities | | Provisions for legal claims | | Contingent liabilities | |
| | Description | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Tax | | | | | | | | | |
| Cofins | Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that had recognized the Company's exemption from Cofins. | 143,832 | 133,071 | 10,013 | 9,270 | 143,831 | 133,071 | 10,013 | 9,270 |
| INSS | Tax requirements related to the social security contribution. | 21,951 | 32,053 | 31,515 | 60,310 | 21,951 | 32,053 | 31,354 | 113,254 |
| Federal taxes | Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service). | 23,005 | | 19,054 | 40,435 | 25,521 | 2,323 | 19,335 | 40,755 |
| ICMS (VAT) | Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices. | | | | | 433 | 5,830 | 23,431 | 26,936 |
| IPTU | Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service. | 1,132 | 137 | 907 | 1,657 | 6,103 | 5,131 | 199,170 | 179,974 |
| ISS | City halls' tax requirements as ISS on construction services provided by third parties. | | | | | 307 | 221 | 63,010 | 53,035 |
| Other | Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment. | 651 | 1,451 | 1,671 | 1,461 | 19,026 | 29,843 | 39,332 | 34,303 |
| | | 190,571 | 167,062 | 63,160 | 113,133 | 217,232 | 208,430 | 444,198 | 518,132 |
| Labor | Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility). | 5,099 | 4,812 | 6,810 | 13,112 | 307,085 | 386,639 | 293,076 | 270,656 |
| Employee benefits | Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly owned subsidiaries, to the extent that additional contributions are required. | 375 | 290 | 378 | 343 | 40,469 | 37,516 | 10,316 | 10,724 |
| Regulatory | | | | | | | | | |
| ESBR | ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable; and (iii) annuls ANEEL Resolution 1.732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was that the lawsuit exempted ESBR to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amounts will be classified as Sectoral Financial Asset, to be recovered through tariffs. | | | | | | | 1,194,439 | 1,129,202 |
| Colíder exclusion of liability | Discussion on the value of the transmission system usage fee (TUST) and monetary adjustment on energy values related to the period of exclusion of liability.<br>As a result of the judicial decision that excluded the period of delay in the Colíder HPP construction from the responsibility for the delivery of energy contracted in the Regulated Contracting Environment (ACR), the CCEE proceeded with the credit valued at the PLD of the energy previously paid to fulfill the ACR contracts. However, in the event of failure in the legal action, the Company must return the amounts credited, adjusted by the IGPM. | | | | | | | 351,542 | 307,235 |
| Other | Aneel's notifications about possible breaches of regulatory standards. | | | | | 8,951 | 7,738 | 59,582 | 45,498 |
| | | | | | | 8,951 | 7,738 | 1,605,563 | 1,481,985 |

(continued)

| | Description | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Provisions for legal claims | | Contingent liabilities | | Provisions for legal claims | | Contingent liabilities | |
| | | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **Civil** | | | | | | | | | |
| Tobacco growers | Actions whose main cause is the lack of electricity causing loss of production. | | | | | 68.123 | 57.475 | 16.647 | 42.073 |
| Arbitration | Arbitration process concluded (Note 25.1). | | 672.000 | | | | 672.000 | | |
| Civil and administrative law | Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accidents with vehicles. | 11.078 | 18.019 | | 493 | 100.100 | 118.210 | 254.174 | 349.802 |
| Indemnification of third parties (civil) | Action for compensation for damages caused by the construction of a power plant. A judicial agreement was reached to end the dispute, through reciprocal concessions and settlements, including payment of compensation and costs of the losing party, in two installments, due in December/24 and June/25. The balance was transferred to other accounts payable (Note 25). | | | | | | 106.986 | | 104.192 |
| Easements | Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession claims as a confronter, in the case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas. | | | | | 97.971 | 114.125 | 18.915 | 30.590 |
| Expropriations and property | Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas. | | | | | 112.039 | 112.764 | 15.138 | 22.225 |
| Consumers | Lawsuits seeking compensation for damages caused to household appliances, industrial and commercial machinery, compensation for moral damages resulting from the provision of services (suspension of supply) and lawsuits filed by industrial consumers, questioning the legality of the increase in electricity rates, which occurred during the Cruzado Plan, and seeking reimbursement of the amounts involved. | | | | | 904 | 2.442 | 1.197 | 1.077 |
| Environmental | Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses. | | | | | 3.822 | 4.591 | 148.694 | 228.333 |
| | | 11,078 | 690,019 | | 493 | 382,959 | 1,188,593 | 454,765 | 776,892 |
| | | 207,123 | 862,183 | 70,348 | 127,081 | 956,896 | 1,828,916 | 2,807,918 | 3,058,389 |

# 27. Equity

### 27.1. Capital

The capital of R$12,821,758 (R$12,821,758 as of December 31, 2023) includes the paid-in share capital of R$12,831,619 less transaction costs in issuing shares registered in 2024, totaling R$9,861.

The share capital is represented by ordinary shares, class "A" and "B" preferred shares and 1 special class preferred share held by the State of Paraná. At General Meetings, each ordinary share has the right to one vote, respecting the limitations established in Article 6 of the Bylaws, so that any shareholder or group of shareholders, Brazilian or foreign, public or private, is prohibited from exercising voting rights in excess of the equivalent of 10% of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Class "A" and "B" preferred shares have restricted voting rights as per § 7, Article 5, of the Bylaws. According to Article 17 of Federal Law No. 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares. Class "A" preferred shares have priority in the reimbursement of capital and in the distribution of minimum dividends of 10% p.a. (non-cumulative), calculated based on the capital represented by this class of shares. Class "B" preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted profit or loss for the year, pursuant to the corporate legislation and to the Company's Bylaws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class "B" have priority only over the common shares and are only paid out of the remaining profits payment of priority dividends of class "A" shares.

The special class preferred share was created under the terms of State Law No. 21,272/2022. As long as the State of Paraná holds shares representing at least 10% of the total shares issued by the Company, this share will grant veto power in General Meeting deliberations that authorize the administrators to approve and execute the Annual Investments by Copel DIS, aimed at changing the Company's name and headquarters, and amending the clauses of the bylaws related to the limitation so that no shareholder or group of shareholders will exercise votes corresponding to more than 10% of the total and the celebration of shareholder agreements for the exercise of voting rights.

The table below presents the composition of the share capital by shares (without nominal value):

| 12.31.2024 | | | | | | | | | | Number of shares in units |
|---|---|---|---|---|---|---|---|---|---|---|
| | Common shares | | Preferred shares | | | | | | Total | |
| | | | Class "A" | | Class "B" | | Special class | | | |
| | number of shares | % | number of shares | % | number of shares | % | number of shares | % | number of shares | % |
| State of Paraná | 358,562,509 | 27.57 | – | – | 116,081,402 | 6.91 | 1 | 100.00 | 474,643,912 | 15.91 |
| BNDESPAR | 131,161,562 | 10.09 | – | – | 524,646,248 | 31.24 | – | – | 655,807,810 | 21.99 |
| Other shareholders | 807,999,429 | 62.14 | 3,128,000 | 100.00 | 1,035,533,040 | 61.67 | – | – | 1,846,660,469 | 61.91 |
| Treasury | 2,623,800 | 0.20 | — | — | 3,074,600 | 0.18 | – | – | 5,698,400 | 0.19 |
| | **1,300,347,300** | **100.00** | **3,128,000** | **100.00** | **1,679,335,290** | **100.00** | **1** | **100.00** | **2,982,810,591** | **100.00** |

### 27.2. Equity valuation adjustments

| | Parent company | Consolidated |
|---|---|---|
| **Balance as of December 31, 2022** | **593,382** | **593,382** |
| **Actuarial liabilities** | | |
| Post employment benefits | (25,032) | (379,126) |
| Taxes on adjustments | 8,522 | 129,007 |
| Post employment benefits - equity, net of taxes. | (231,233) | – |
| **Realization of equity evaluation adjustment** | | |
| Deemed cost of fixed assets | – | (49,322) |
| Taxes on adjustments | – | 16,769 |
| Deemed cost of fixed assets - equity, net of taxes | (32,553) | – |
| **Other adjustments** | | |
| Adjustments on financial assets - subsidiaries | – | (5,373) |
| Taxes on other adjustments | – | 2,167 |
| Adjustments on financial assets - equity, net of taxes | (2,942) | |
| **Attributed to non-controlling interest** | – | 516 |
| **Balance as of December 31, 2023** | **307,050** | **307,050** |
| **Actuarial liabilities** | | |
| Post employment benefits | 9,433 | 363,466 |
| Taxes on adjustments | (3,221) | (123,578) |
| Post employment benefits - equity, net of taxes. | 233,629 | – |
| **Realization of equity evaluation adjustment** | | |
| Deemed cost of fixed assets | – | (50,552) |
| Taxes on adjustments | – | 17,188 |
| Deemed cost of fixed assets – equity, net of taxes | (33,364) | – |
| Actuarial gain – realization | 4,018 | 4,018 |
| **Other adjustments** | | |
| Gains on financial assets - subsidiaries | – | (569) |
| Taxes on other adjustments | – | 243 |
| Gains on financial assets – equity, net of taxes | (124) | – |
| **Attributed to non-controlling interest** | – | 142 |
| **Balance as of December 31, 2024** | **517,408** | **517,408** |

(a) The balance as of December 31, 2023 includes R$ 1,424 of adjustments to the equity valuation of the discontinued operation (R$ 359 in the Parent Company). The variation in the equity valuation adjustment of the discontinued operation in 2023 resulting from actuarial liability adjustments was R$ 1,850 (R$ 390 in the Parent Company). In 2024, there was no change in the equity valuation adjustment of the discontinued operation until the date of completion of the divestment (Note 37).

Fair values of fixed assets - deemed costs - were recognized on the first-time adoption of IFRS. The line item "Equity value adjustments" was the balancing item of this adjustment, net of deferred income tax and social contribution. The realization of such adjustments is recorded in the retained earnings line item, to the extent of the depreciation or possible disposal of the measured fixed assets. Adjustments arising from the changes in fair value involving financial assets, as well as actuarial gains and losses, are also recorded in this line item.

### 27.3. Legal reserve and profit retention reserve

The legal reserve is constituted based on 5% of the net income for the year, before any allocation, limited to 20% of the share capital.

The profit retention reserve aims to cover the Company's investment program, pursuant to article 196 of Law 6,404/1976, and is constituted on the basis of the Capital Budget proposed by the Board of Directors for resolution by the General Meeting.

### 27.4. Proposed dividend distribution

| Parent Company | 12.31.2024 | 12.31.2023 |
|---|---|---|
| **Calculation basis for dividends** | | |
| Net income for the year | 2,809,631 | 2,258,210 |
| Legal Reserve (5%) | (140,482) | (112,911) |
| Realization of equity evaluation adjustment | 33,364 | 32,553 |
| | **2,702,513** | **2,178,422** |
| **Proposed dividends** | | |
| Interest on own capital – gross value | 883,000 | 958,000 |
| Interim dividends | 202,110 | – |
| Additional proposed dividends | 1,250,025 | 131,211 |
| | **2,335,135** | **1,089,211** |
| **Gross value of dividends per class of shares:** | | |
| Ordinary shares | 963,583 | 454,539 |
| Class "A" preferred shares | 2,552 | 1,502 |
| Class "B" preferred shares | 1,369,000 | 633,170 |
| **Gross value of dividends per share (a)** | | |
| Ordinary shares | 0.74182 | 0.34557 |
| Class "A" preferred shares | 0.81600 | 0.40035 |
| Class "B" preferred shares | 0.81600 | 0.38012 |
| **Gross value of dividends per share – Units (b)** | — | **1.64173** |

(a) Values calculated based on the composition of the share capital on 12.31.2024

(b) The Units program was discontinued in December/2023.

Pursuant to the legal and statutory provisions in force and management's resolution, the basis for calculating dividends is obtained from the adjusted net income that corresponds to the net income for the year less the portion allocated to the legal reserve, plus the realization amount of equity adjustments for the year.

On September 11, 2024, Copel's Board of Directors authorized the distribution of interim earnings for the first half of 2024, amounting to R$485,112 paid on November 29, 2024, of which R$ 202,112 in dividends and R$283,000 in the form of JSCP (Interest on equity). On November 25, 2024, Copel's Board of Directors approved the distribution of dividends in the amount of R$600,000, paid on December 23, 2024, in the form of JSCP. Of this amount, R$485,112 was paid to the income statement for the year and R$114,888 to retained earnings reserves from previous years.

These dividend and JSCP amounts, net of withholding taxes, were allocated to the mandatory dividend for 2024, in accordance with the criteria established in the Company's bylaws. The amount of R$1,250,025 in additional dividends will be proposed at the Annual General Meeting, which will decide on the allocation of the 2024 result. Of this amount, of which R$672,455 will be allocated to the result for the year and R$577,570 to retained earnings reserves from previous years.

## 27.5. Earnings per share - basic and diluted

| Parent company | Continuing operations | Discontinued operations | 12.31.2024 | Continuing operations | Discontinued operations | 12.31.2023 |
|---|---|---|---|---|---|---|
| **Basic and diluted numerator** | | | | | | |
| Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders: | | | | | | |
| Common shares | 968,042 | 191,351 | 1,159,393 | 863,846 | 38,574 | 902,420 |
| Class "A" preferred shares | 2,564 | 506 | 3,070 | 2,729 | 116 | 2,845 |
| Class "B" preferred shares | 1,375,335 | 271,833 | 1,647,168 | 1,291,502 | 62,043 | 1,353,545 |
| | **2,345,941** | **463,690** | **2,809,631** | **2,158,077** | **100,733** | **2,258,810** |
| **Basic and diluted denominator** | | | | | | |
| Weighted average of shares (in thousands): | | | | | | |
| Common shares | 1,300,316,644 | 1,300,316,644 | 1,300,316,644 | 1,148,504,091 | 1,148,504,091 | 1,148,504,091 |
| Class "A" preferred shares | 3,128,000 | 3,128,000 | 3,128,000 | 3,128,000 | 3,128,000 | 3,128,000 |
| Class "B" preferred shares | 1,679,299,366 | 1,679,299,366 | 1,679,299,366 | 1,679,335,291 | 1,679,335,291 | 1,679,335,291 |
| | **2,982,744,010** | **2,982,744,010** | **2,982,744,010** | **2,830,967,382** | **2,830,967,382** | **2,830,967,382** |
| **Basic and diluted earnings per share attributable to controlling shareholders** | | | | | | |
| Common shares | 0.74447 | 0.14716 | 0.89163 | 0.75215 | 0.03359 | 0.78574 |
| Class "A" preferred shares | 0.81978 | 0.16187 | 0.98165 | 0.87237 | 0.03694 | 0.90931 |
| Class "B" preferred shares | 0.81899 | 0.16187 | 0.98086 | 0.76906 | 0.03694 | 0.80600 |
| **Diluting effect ILP program** | | | | | | |
| Common shares | 1,945,297 | — | 1,945,297 | — | — | — |
| **Diluted earnings per share attributable to controlling shareholders** | | | | | | |
| Common shares | 0.74335 | 0.14716 | 0.89051 | 0.75215 | 0.03359 | 0.78574 |
| Class "A" preferred shares | 0.81978 | 0.16187 | 0.98165 | 0.87237 | 0.03694 | 0.90931 |
| Class "B" preferred shares | 0.81899 | 0.16187 | 0.98087 | 0.76906 | 0.03694 | 0.80600 |

## 27.6. Long-Term Incentive Plan - ILP

On April 22, 2024, the Extraordinary General Meeting approved the "Plan for the Granting of Restricted Shares and Performance Shares" whose objectives are: (i) aligning the compensation of the management and key positions with Copel's long-term objectives; (ii) link part of the compensation to the Company's value generation; (iii) foster a culture of meritocracy and high performance in the Company; and (iv) retain and attract talent that adds value to the Company.

The Plan is managed by the Board of Directors, with support from the People Committee. The members of the Board of Directors - CAD are eligible only to be granted restricted shares and the Directors and Employees are eligible to be granted both restricted shares and restricted shares for performance.

### Granting of restricted shares

Within the scope of the Copel Plan, restricted shares may be granted in a number corresponding to up to 0.2% of the Company's share capital. The acquisition of rights occurs after 2 years from the date of granting, in compliance with the terms and conditions set forth in the plan, programs and specific contracts, except for the first grant signed in 2024 for members of the Board of Directors, which has a term equal to the remaining period of the current terms of office.

The shares received by participants are subject to a restriction period, starting from their delivery, for a period defined by the Board of Directors, with a minimum of 2 years for participants who are Board Members. During the restriction period, the participant will be entitled to the proceeds corresponding to the shares, and may also exercise the political rights of the share without any restriction.

As of December 31, 2024, only the restricted share grants detailed in the table below had been signed, and the expense recognized in the income statement for the year against Equity was R$5,595.

| Shares granted | Fair value R$ (*) | CAD approval | Granting and start of vesting | Acquisition of rights (vesting date) | Restriction until | Status |
|---|---|---|---|---|---|---|
| 397,742 | 8.12 | Aug.2024 | 05.02.2024 | 05.01.2025 | 05.01.2027 | In progress |
| 516,047 | 7.60 | Oct.2024 | 05.02.2024 | 10.25.2025 | n/a | In progress |
| 516,050 | 7.34 | Oct.2024 | 05.02.2024 | 10.25.2026 | n/a | In progress |
| 516,052 | 7.02 | Oct.2024 | 05.02.2024 | 10.25.2027 | n/a | In progress |

(*) Calculation method: Price of common shares on the date of grant, adjusted for expected dividends

### 27.7. Treasury shares

On November 25, 2024, in accordance with Material Fact 09/24, the Board of Directors approved the creation of the first Share Buyback Program for Common and Preferred Class B Shares, issued by the Company itself, with the aim of keeping them in treasury, canceling them or selling them, without reducing the Company's share capital, as well as complying with the Performance Shares plan.

In December 2024, the first repurchase of 5,698,400 own shares was made on the [B]³ S.A. - Brasil, Bolsa, Balcão at market price. The total amount paid for the shares was R$50,044, which is shown as a reduction in Equity. The Company has 18 months from the approval of the program to cancel, resell or comply with the share grant plan.

## 28. Net Operating Revenue

| Consolidated | Gross revenues | PIS/Pasep and Cofins | ICMS (VAT) | Sectorial charges | Service tax (ISSQN) | Net revenue 12.31.2024 | Net revenue 12.31.2023 |
|---|---|---|---|---|---|---|---|
| Electricity sales to final customers | 11,080,852 | (923,504) | (1,400,957) | (304,371) | | 8,454,990 | 7,946,168 |
| Electricity sales to distributors | 3,674,579 | (476,096) | (17,461) | (60,094) | | 3,120,628 | 3,602,788 |
| Use of the main distribution and transmission grid | 12,737,940 | (1,081,028) | (2,072,970) | (2,535,906) | | 7,048,036 | 6,002,192 |
| Construction income | 2,550,809 | | | | | 2,550,809 | 2,333,787 |
| Fair value of assets from the indemnity for the concession | 82,424 | | | | | 82,424 | 62,167 |
| Result of sectoral financial assets and liabilities | 923,724 | (85,444) | | | | 838,280 | 971,203 |
| Other operating revenue | 620,773 | (61,250) | (12) | | (3,644) | 555,869 | 561,163 |
| | 31,974,106 | (2,577,855) | (3,491,400) | (3,250,371) | (3,644) | 22,651,036 | 21,479,468 |

## 28.1. Revenue details

| Consolidated | 12.31.2024 | 12.31.2023 |
|---|---|---|
| **Electricity sales to final customers** | **11,383,852** | **10,384,872** |
| Consumers - Power distribution | 7,981,076 | 6,779,582 |
| Free consumers | 2,246,579 | 2,723,661 |
| Donations and grants | 1,156,197 | 881,629 |
| **Electricity sales to distributors** | **3,674,579** | **4,235,612** |
| Bilateral contracts | 1,960,568 | 2,112,486 |
| Regulated contracts | 1,193,511 | 1,582,236 |
| Electric Energy Trade Chamber – CCEE | 399,700 | 425,920 |
| Effective interest – grant bonus (Note 9.2) | 120,800 | 114,970 |
| **Use of the main distribution and transmission grid** | **12,737,940** | **10,930,593** |
| Consumers | 11,837,389 | 10,068,379 |
| Concessionaires and generators | 122,756 | 106,564 |
| Operating and maintenance income – O&M and interest income | 777,795 | 755,650 |
| **Construction income** | **2,550,809** | **2,333,787** |
| Power distribution service concession | 2,427,296 | 2,234,512 |
| Power transmission concession (a) | 123,513 | 99,275 |
| **Fair value of assets from the indemnity for the concession** | **82,424** | **62,167** |
| **Result of sectorial financial assets and liabilities** | **923,724** | **1,070,196** |
| **Other operating revenue** | **620,778** | **629,792** |
| Leasing and rent | 546,507 | 464,184 |
| Fair value in the purchase and sale of power | – | 5,645 |
| Income from rendering of services | 38,238 | 41,291 |
| Other income | 36,033 | 118,672 |
| **GROSS OPERATING REVENUE** | **31,974,106** | **29,647,019** |
| (-) Pis/Pasep and Cofins | (2,577,655) | (2,477,418) |
| (-) ICMS (VAT) | (3,491,400) | (2,733,900) |
| (-) Service tax (ISSQN) | (3,644) | (4,087) |
| (-) Sectorial charges (28.2) | (3,250,371) | (2,952,146) |
| **NET OPERATING REVENUE** | **22,651,036** | **21,479,468** |

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.2.

The impact of the unbilled revenue from the Electricity sales to final customers and Use of the main distribution grid of Copel DIS, accounted for according to the practice presented in Note 4.11, was R$80,296 in fiscal year 2024.

## 28.2. Regulatory charges

| Consolidated | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Energy Development Account - "CDE" - Power distribution service concession (28.2.1) | 2,683,029 | 2,659,092 |
| Other charges - Tariff flags (28.2.2) | 247,021 | 1,216 |
| Research and development and energy efficiency - R&D and EEP | 174,816 | 161,009 |
| Global Reversion Reserve - RGR quota | 50,475 | 46,750 |
| Energy Development Account - "CDE" - Power transmission concession | 78,600 | 68,901 |
| Inspection fee | 16,430 | 15,148 |
| | 3,250,371 | 2,952,146 |

### 28.2.1. Energy Development Account - CDE - power distribution concession

CDE, created by Law No. 10438/2002, amended by Law No. 12783/2013, which aims to promote energy development in the national territory, in addition to subsidizing the social tariff, has as one of its fund sources the tariff charge attributed to end consumers in the tariff processes and periodically paid by the distributor. Annual charge amounts are defined by Aneel through approval resolutions and managed by CCEE.

The balance is made up as below:

| | Period | 12.31.2024 | 12.31.2023 |
|---|---|---|---|
| "CDE USO" | Quotas (a) | 2,310,894 | 2,201,372 |
| | Covid Account (b) | 103,952 | 183,444 |
| | Water shortage (c) | 1,971 | 1,725 |
| | Preliminary injunctions (e) | – | (963) |
| | | **2,416,817** | **2,385,578** |
| "CDE ENERGIA" | Covid Account (b) | 93,468 | 164,913 |
| | Water shortage (c) | 49,661 | 43,483 |
| | Distributed Generation (d) | 123,383 | 65,118 |
| | | **266,512** | **273,514** |
| | | **2,683,329** | **2,659,092** |

(a) "CDE Uso": Resolution No. 3.305/2023 (from january/2024); Resolution No. 3.175/2023 (jun-dec/2023); Resolution No. 3.165/2022 (jan-mar/2023).

(b) "CDE Uso" e "CDE Energia" - Covid Account: Order No. 939/2021 (jul/2021-dec/2025); Order No. 639/2024 determined the value of the quota at R$ 17,419 for the 37th to 48th installment. By determination of Aneel, Aneel Order 3.058 10/09/24, collection was interrupted from September/2024.

(c) "CDE Uso" and "CDE Energia" - Water shortage: Aneel Order No. 10.939/2022 and Aneel Resolution No. 1.008/2022. Its objective is to return the amount of R$145,844, received in 2022 to cover additional costs associated with the water crisis situation that affected the country throughout 2021, collected for a period of 4 years starting in June/2023. By determination of Aneel, Aneel Order 3.058 10/09/24, the collection was interrupted from September/2024.

(d) "CDE Energia" - Distributed Generation: Aneel Resolution No. 3.175/2023 (june-december/23) and Resolution No. 3.305/2023 (jan-may/2023). As of June 2023, Copel DIS began to collect the Distributed Generation CDE - GD, in the monthly amount of R$ 10,981 as of June/2024 (R$ 9,003 in June/2023). The subsidy arises from Law No. 14.300/2022, which established the Legal Framework for Micro and Mini Distributed Generation - MMGD.

(e) Preliminary injunctions on Tariff differences returned to consumers, in accordance with Aneel Order 3.225/2022.

<u>28.2.2. Tariff flag</u>

The tariff flag system, created by Aneel Regulatory Resolution No. 547/2013, effective from 2015, indicate whether an increase in the electric energy value to be passed on to end consumers would apply depending on the conditions for electricity generation. With the improvement in the country's hydric situation, the green flag prevailed from May/2022 to June/2024. Conditions changed in 2024 and, as of July, the additional tariffs returned, varying from the yellow flag to the red flag - level 2.

## 29. Operating Costs and Expenses

| Parent company | General and administrative expenses | Other operational income (expenses), net | 12.31.2024 | 12.31.2023 |
|---|---|---|---|---|
| **Manageable costs and expenses** | | | | |
| Personnel and management (29.2) | (73,833) | | (73,833) | (72,432) |
| Pension and healthcare plans (Note 21.2) | (10,149) | | (10,149) | (9,309) |
| Materials | (1,946) | | (1,946) | (1,334) |
| Third-party services | (47,653) | | (47,653) | (65,775) |
| Credit losses, provisions and reversals (29.4) | | (83,596) | (83,596) | (47,048) |
| Other operational income (expenses) | (30,182) | (2,737) | (32,919) | (17,292) |
| | (163,773) | (86,333) | (250,106) | (213,070) |
| **Other** | | | | |
| Depreciation and amortization | (2,123) | (1,122) | (3,245) | (3,017) |
| | (165,896) | (87,455) | (253,351) | (216,087) |

| Consolidated | Operational costs | Selling expenses | General and administrative expenses | Other operational expenses, net | 12.31.2024 | 12.31.2023 |
|---|---|---|---|---|---|---|
| **Non-manageable costs and expenses** | | | | | | |
| Electricity purchased for resale (29.1) | (8,924,895) | | | | (8,924,895) | (7,716,190) |
| Charge of the main distribution and transmission grid | (2,865,490) | | | | (2,865,490) | (2,896,710) |
| Materials and supplies for power electricity | (936) | | | | (936) | (17,654) |
| | (11,791,321) | | | | (11,791,321) | (10,630,554) |
| **Manageable costs and expenses** | | | | | | |
| Personnel and management (29.2) | (721,764) | | (360,033) | | (1,081,797) | (1,878,332) |
| Pension and healthcare plans (Note 21.2) | (178,232) | | (81,120) | | (259,352) | (260,159) |
| Materials | (69,902) | | (16,980) | | (86,882) | (102,667) |
| Third-party services (29.3) | (795,736) | (2,557) | (276,015) | | (1,074,308) | (996,312) |
| Credit losses, provisions and reversals (29.4) | (24,165) | (100,730) | | (220,207) | (345,102) | (92,235) |
| Other operational costs and expenses, net (29.6) | (278,237) | (33,834) | (48,004) | 119,233 | (240,842) | (430,544) |
| | (2,068,036) | (137,121) | (782,152) | (100,974) | (3,088,283) | (3,760,249) |
| **Other** | | | | | | |
| Depreciation and amortization | (1,377,527) | | (43,198) | (44,753) | (1,465,478) | (1,682,040) |
| Construction cost (29.5) | (2,522,908) | | | | (2,522,908) | (2,019,720) |
| | (3,900,435) | | (43,198) | (44,753) | (3,988,386) | (3,701,760) |
| | (17,759,792) | (137,121) | (825,350) | (145,727) | (18,867,990) | (18,092,563) |

## 29.1. Electricity purchased for resale

| Consolidated | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Purchase of Energy in the Regulated Environment – CCEAR | 4,009,747 | 3,652,252 |
| Itaipu Binacional | 950,329 | 920,302 |
| Electric Energy Trade Chamber – CCEE | 232,656 | 431,203 |
| Bilateral contracts | 1,249,262 | 1,993,610 |
| Program for incentive to alternative energy sources – Proinfa | 337,978 | 370,495 |
| Micro and mini generators | 1,726,602 | 1,125,257 |
| Fair value in the purchase and sale of power | 35,604 | – |
| (-) PIS/Pasep/Cofins taxes on electricity purchased for resale | (313,349) | (319,259) |
| | **8,924,895** | **7,716,190** |

## 29.2. Personnel and management

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | **12.31.2024** | **12.31.2023** | **12.31.2024** | **12.31.2023** |
| **Personnel** | | | | |
| Salaries and management fees (a) | 20,516 | 25,293 | 557,666 | 742,449 |
| Social charges on payroll | 7,090 | 8,074 | 186,502 | 220,148 |
| Long-term Incentive Plan - ILP (Note 27.6) | 1,364 | – | 1,531 | – |
| Meal and education allowance | 1,608 | 1,733 | 97,709 | 109,307 |
| Voluntary retirement program (Note 17.1) | 748 | 17,102 | 18,306 | 610,057 |
| | **31,326** | **52,202** | **861,714** | **1,681,961** |
| **Management** | | | | |
| Salaries and management fees | 19,243 | 9,776 | 27,362 | 17,889 |
| Long-term Incentive Plan - ILP (Note 27.6) | 4,064 | – | 4,064 | – |
| Social charges on payroll | 5,919 | 2,417 | 8,766 | 4,559 |
| Other expenses | 337 | 112 | 608 | 261 |
| | **29,563** | **12,305** | **40,800** | **22,709** |
| | | | | |
| **Provisions for performance and profit sharing of employees and administrators** | **12,949** | **7,925** | **179,283** | **173,662** |
| | **73,838** | **72,432** | **1,081,797** | **1,878,332** |

(a) In 2023, the Parent Company recorded R$3,534, and the Consolidated recorded R$100,170, referring to compensation for the additional second third of vacation approved in the Collective Labor Agreement on January 19, 2023.

## 29.3. Third party services

| Consolidated | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Maintenance of electrical system | 472,011 | 430,954 |
| Maintenance of facilities | 139,924 | 117,981 |
| Communication, processing and transmission of data | 119,221 | 107,218 |
| Consumer service / call center | 104,706 | 100,574 |
| Consulting and audit | 77,333 | 81,904 |
| Meter reading and bill delivery | 60,302 | 58,734 |
| Other services | 100,751 | 93,347 |
| | **1,074,308** | **996,312** |

## 29.4. Credit losses, provisions and reversals

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Provision for legal claims (Note 26) | 20,735 | 46,440 | 222,251 | 157,662 |
| Impairment of assets | | | | |
| Power generation concession contract (Note 9.3) | – | – | (3,590) | (3,193) |
| Property, plant and equipment – generation segment (Note 15.4) | – | – | 27,755 | (174,500) |
| Expected credit losses (Trade accounts and Other receivables) | – | – | 100,730 | 109,135 |
| Tax credits estimated losses (reversal of losses) | – | – | (2,044) | 2,225 |
| Provision for losses on equity interests | 62,861 | 908 | – | – |
| | **83,596** | **47,348** | **345,102** | **92,235** |

## 29.5. Construction costs

| Consolidated | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Materials | 1,519,426 | 1,409,533 |
| Third party services | 785,333 | 639,226 |
| Personnel | 170,749 | 134,246 |
| Other | 47,340 | 35,965 |
| | **2,522,908** | **2,319,720** |

## 29.6. Other operating costs and expenses, net

| Consolidated | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Financial offset for the use of water resources | 173,318 | 152,604 |
| Insurance | 41,111 | 42,914 |
| Advertising and publicity | 34,546 | 31,254 |
| Collection charge | 33,231 | 43,022 |
| Compensation | 30,435 | 21,699 |
| Leasing and rent | 22,045 | 30,528 |
| Taxes | 23,352 | 23,463 |
| Aneel inspection fee | 19,452 | 18,218 |
| Donations, contributions, grants, tax incentives | 4,434 | 8,208 |
| Net losses (gains) in the decommissioning and disposal of assets (29.6.1) | (225,523) | 45,596 |
| Other net income, costs and expenses | 77,939 | 6,402 |
| | **240,842** | **430,544** |

29.6.1. Net losses (gains) on decommissioning and disposal of assets

The total presented in the table includes the amount of R$264,434 referring to the gain arising from the sale of unserviceable assets to the concessions of Copel GeT and FDA. The transaction, concluded in September 2024 with the signing of the purchase and sale agreements, was carried out in two blocks: the sale of land and buildings located in Curitiba and the sale of properties located near hydroelectric power plants in the interior of the State of Paraná.

The total value of the commercial operation to sell the assets was R$286,000, of which R$11,440 was received in 2024 and the balance, plus interest and monetary restatement, will be received within 10 years, and may be paid in advance in view of the priority of the sellers in the generation of cash from the projects, as provided for in the contract.

The balance receivable, recorded under the heading of other credits (Note 11), is guaranteed by the fiduciary alienation of the respective properties.

## 30. Financial Results

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **Financial income** | | | | |
| Return on financial investments | 184,561 | 106,242 | 732,229 | 510,672 |
| Arrears charges on bills | – | – | 231,333 | 200,311 |
| Interest on taxes to be offset | 9,718 | 16,447 | 92,791 | 39,932 |
| Other financial income | 20,907 | 20,322 | 74,252 | 75,560 |
| Remuneration of net sectorial assets and liabilities (Note 8) | – | – | 44,033 | 62,795 |
| Income and monetary restatement of judicial deposits | 6,560 | 9,603 | 32,259 | 55,092 |
| Monetary variation and adjustment to present value of accounts payable related to the concession (Note 23.1) | – | – | 17,232 | 69,069 |
| Monetary variation over the Itaipu power purchase | – | – | 2,629 | 17,073 |
| (-) Pis/Pasep and Cofins taxes on financial income | (10,335) | (6,733) | (49,182) | (41,514) |
| | **211,411** | **145,881** | **1,184,779** | **1,069,116** |
| **(-) Financial expenses** | | | | |
| Monetary and exchange variation and debt charges | – | – | 1,745,166 | 1,763,555 |
| Monetary variation and adjustment to present value of accounts payable related to the concession (Note 23.1) | – | – | 167,296 | 140,214 |
| Monetary restatement on the provision (Note 26.1) | 27,313 | 13,552 | 95,961 | 77,715 |
| PIS/Pasep/Cofins taxes on interest on capital | 86,609 | 101,251 | 86,609 | 101,251 |
| Restatement of provision for allocation of PIS and Cofins credits (Note 12.3.1) | – | – | 43,327 | 58,518 |
| Monetary variation over the Itaipu power purchase | – | – | 40,616 | 10,605 |
| Remuneration of net sectorial assets and liabilities (Note 8) | – | – | 35,186 | 4,512 |
| Interest on lease liabilities (Note 24.2) | 779 | 569 | 22,560 | 24,292 |
| Interest on tax installments | | | 25,791 | 39,569 |
| Interest on R&D and EEP (Note 22.1) | – | – | 22,050 | 26,009 |
| Other financial expenses | 32,822 | 297 | 50,222 | 27,236 |
| | **147,583** | **115,669** | **2,341,793** | **2,274,106** |
| **Net** | **63,828** | **30,212** | **(1,157,014)** | **(1,204,990)** |

## 31. Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-makers responsible for allocating funds and assessing performance.

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until December 31, 2024, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of their total net revenue until December 31, 2024.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4.

### 31.1. Company's reportable segments

**Power generation and transmission (GET)** - its attribution is to produce electricity from hydraulic, wind, and thermal projects **(GER)** and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines **(TRA)**. For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

**Power distribution (DIS)** - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

**GAS** - its attribution is to provide public service of piped natural gas distribution. The segment was discontinued after the completion of the Compagas divestment process (Note 37);

**Power sale (COM)** - its attribution is to trade energy and related services;

**Services (SER)** – its attribution is the provision of services, including rental of distributed generation infrastructure, and participation in open innovation investments;

**Holding** – its attribution is participation in other companies.

### 31.2. Assets by reportable segment

| ASSETS | Electric Energy | | | | | | |
|---|---|---|---|---|---|---|---|
| 12.31.2024 | GET | DIS | COM | SER | Holding | Intersegment operations / Others (a) | Consolidated |
| **TOTAL ASSETS** | **29,552,246** | **23,567,303** | **1,447,083** | **149,155** | **4,571,127** | **(1,902,758)** | **57,384,156** |
| **CURRENT ASSETS** | **4,796,497** | **6,769,769** | **916,049** | **48,889** | **3,486,544** | **(2,975,940)** | **13,041,808** |
| **NONCURRENT ASSETS** | **24,755,749** | **16,797,534** | **531,034** | **100,266** | **1,084,583** | **1,073,182** | **44,342,348** |
| Long term assets | 7,418,447 | 6,847,655 | 520,427 | 15,024 | 894,484 | (320,976) | 15,375,061 |
| Investments | 3,411,005 | 442 | – | – | 166,490 | – | 3,577,937 |
| Property, plant and equipment | 8,428,157 | – | 702 | 80,590 | 7,248 | – | 8,516,697 |
| Intangible assets | 5,365,916 | 9,788,358 | 5,731 | 961 | 8,546 | 1,394,158 | 16,563,670 |
| Right-of-use asset | 132,224 | 161,079 | 4,174 | 3,691 | 7,815 | – | 308,983 |

(a) Includes elimination amounts between segments and consolidation adjustments.

| ASSETS | Electric Energy | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 12.31.2023 | GET | DIS | COM | GAS | SER | Holding | Intersegment operations / Others (a) | Consolidated |
| **TOTAL ASSETS** | **26,663,528** | **21,831,127** | **1,824,990** | **1,023,624** | **62,676** | **5,963,396** | **(1,550,267)** | **55,819,074** |
| **CURRENT ASSETS** | **3,841,190** | **5,153,666** | **1,074,359** | **240,017** | **13,598** | **4,980,784** | **(1,587,884)** | **13,715,730** |
| **NONCURRENT ASSETS** | **22,822,338** | **16,677,461** | **750,631** | **783,607** | **49,078** | **982,612** | **37,617** | **42,103,344** |
| Long term assets | 6,966,439 | 8,229,821 | 740,114 | 73,274 | 593 | 795,156 | (461,960) | 16,343,437 |
| Investments | 3,345,350 | 443 | – | – | – | 166,004 | – | 3,511,797 |
| Property, plant and equipment | 11,060,949 | – | 770 | – | 43,881 | 8,424 | (283,603) | 10,830,421 |
| Intangible assets | 1,341,216 | 8,317,327 | 5,784 | 699,697 | 911 | 6,336 | 793,812 | 11,165,083 |
| Right-of-use asset | 108,384 | 129,870 | 3,963 | 10,636 | 3,693 | 6,692 | (10,632) | 252,606 |

(a) Includes elimination amounts between segments, consolidation adjustments and reclassification for Assets classified as held for sale (Note 37).

## 31.3. Statement of income by reportable segment

| STATEMENT OF INCOME | Electric Energy | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | GET | | | | | | | | | |
| 12.31.2024 | GER | TRA | DIS | COM | GAS | SER | Holding | Reclassi-fications Note 37 | Inter-segment operations | Consolidated |
| CONTINUING OPERATIONS | | | | | | | | | | |
| NET OPERATING REVENUE | 3,477,696 | 1,144,481 | 17,030,454 | 3,568,463 | 562,129 | 6,333 | | (561,141) | (2,577,379) | 22,651,036 |
| Net operating revenue - third parties | 1,473,628 | 736,119 | 16,992,784 | 3,470,172 | 13,618 | 6,333 | | (13,618) | | 22,651,036 |
| Net operating revenue - between segments | 2,004,068 | 408,362 | 37,670 | 98,291 | 548,511 | | | (547,523) | (2,577,379) | |
| OPERATING COSTS AND EXPENSES | (2,348,476) | (294,559) | (15,048,163) | (3,553,557) | (503,516) | (7,129) | (192,548) | 502,579 | 2,577,379 | (18,867,990) |
| Energy purchased for resale | (195,895) | | (7,308,798) | (3,524,330) | | | | | 2,104,284 | (8,924,695) |
| Charges for use of the main transmission grid | (625,536) | | (2,729,154) | | | | | 17,536 | 471,664 | (2,865,490) |
| Personnel and management | (213,403) | (141,042) | (638,350) | (14,482) | (33,821) | (284) | (73,364) | 33,745 | | (1,081,797) |
| Pension and healthcare plans | (46,784) | (32,041) | (168,977) | (1,707) | (4,030) | (45) | (10,152) | 4,447 | | (259,352) |
| Materials and supplies | (15,820) | (5,711) | (60,490) | (114) | (416) | (16) | (1,946) | 434 | | (83,882) |
| Raw materials and supplies for generation | (1,850) | | | | | | | 172 | 772 | (906) |
| Natural gas and supplies for gas business | | | | | (397,554) | | | 397,554 | | |
| Third-party services | (249,553) | (55,001) | (719,122) | (4,800) | (10,850) | (3,951) | (43,430) | 14,104 | 2,926 | (1,074,008) |
| Depreciation and amortization | (321,258) | (17,089) | (592,226) | (1,746) | (27,146) | (2,738) | (3,245) | | | (1,465,478) |
| Provision (reversal) for litigations | (24,462) | (9,340) | (168,067) | 178 | (32) | | (20,735) | 207 | | (222,251) |
| Impairment of assets | (24,165) | | | | | | | | | (24,165) |
| Other estimated losses, provisions and reversals | (10,172) | (9,007) | (75,402) | (953) | (7,509) | (147) | | 7,509 | | (95,686) |
| Construction cost | | (95,810) | (2,427,298) | | (13,618) | | | 13,618 | | (2,522,908) |
| Other operating costs and expenses, net | (111,380) | 70,262 | (153,775) | (5,427) | (3,387) | 82 | (34,123) | 10,170 | (2,287) | (240,342) |
| EQUITY IN EARNINGS OF INVESTEES | 14,431 | 262,463 | | | | | 4,308 | | | 281,202 |
| PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX | 1,143,651 | 1,112,385 | 1,982,291 | 14,906 | 58,613 | (796) | (188,240) | (58,562) | | 4,064,248 |
| Financial income | 294,113 | 90,377 | 516,031 | 40,813 | 29,114 | 3,285 | 243,195 | (30,132) | (8,967) | 1,184,779 |
| Financial expenses | (778,328) | (301,485) | (1,041,951) | (325) | (39,721) | (4,906) | (220,032) | 40,938 | 8,967 | (2,341,790) |
| OPERATING PROFIT (LOSS) | 659,436 | 901,277 | 1,456,371 | 55,394 | 48,006 | (2,417) | (163,077) | (47,756) | | 2,907,234 |
| Income tax and social contribution | (197,338) | (93,925) | (322,349) | (11,310) | (17,301) | (1,935) | 18,192 | 26,531 | | (599,435) |
| NET INCOME (LOSS) FROM CONTINUING OPERATIONS | 462,098 | 807,352 | 1,134,022 | 44,084 | 30,705 | (4,352) | (144,885) | (21,225) | | 2,307,799 |
| Result of discontinued operations | 12,004 | | | | | | 458,342 | 21,225 | | 491,571 |
| NET INCOME (LOSS) | 474,102 | 807,352 | 1,134,022 | 44,084 | 30,705 | (4,352) | 313,457 | | | 2,799,370 |

| 12.31.2023 | Electric Energy | | | | GÁS | SER | Holding | Reclassifications Note 37 | Inter-segment operations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| | GET | | | | | | | | | |
| | GER | TRA | DIS | COM | | | | | | |
| CONTINUING OPERATIONS | | | | | | | | | | |
| NET OPERATING REVENUES | 4,179,457 | 1,096,351 | 15,085,707 | 4,056,904 | 978,581 | | | (977,148) | (2,940,384) | 21,479,468 |
| Net operating revenue - third parties | 1,764,212 | 687,829 | 15,048,581 | 3,978,846 | 17,014 | | | (17,014) | | 21,479,468 |
| Net operating revenue - between segments | 2,415,245 | 408,522 | 37,126 | 78,058 | 961,567 | | | (960,134) | (2,940,384) | |
| OPERATING COSTS AND EXPENSES | (2,372,792) | (474,506) | (13,983,117) | (3,948,286) | (814,455) | (2,606) | (215,666) | 778,481 | 2,940,384 | (18,092,563) |
| Energy purchased for resale | (214,193) | (14,741) | (8,074,752) | (3,908,434) | | | | 8,232 | 2,492,700 | (7,716,190) |
| Charges for use of the main transmission grid | (658,229) | | (2,715,279) | | | | | 30,879 | 442,919 | (2,898,710) |
| Personnel and management | (368,744) | (247,390) | (1,174,906) | (21,130) | (40,201) | (82) | (72,475) | 49,532 | | (1,878,302) |
| Pension and healthcare plans | (49,626) | (30,000) | (167,530) | (1,877) | (6,222) | (10) | (3,840) | 6,955 | | (260,159) |
| Materials and supplies | (20,907) | (5,530) | (74,501) | (77) | (1,574) | (212) | (1,097) | 1,814 | | (102,087) |
| Raw materials and supplies for generation | (19,113) | | | | | | | 158 | 1,301 | (17,654) |
| Natural gas and supplies for gas business | | | | | (678,835) | | | 678,835 | | |
| Third-party services | (242,712) | (50,019) | (640,999) | (3,389) | (10,361) | (1,594) | (68,592) | 22,517 | 3,307 | (996,312) |
| Depreciation and amortization | (840,480) | (16,207) | (521,301) | (2,000) | (41,143) | (1,688) | (3,002) | 48,799 | | (1,382,040) |
| Provision (reversal) for litigations | (3,204) | (12,777) | (101,980) | (200) | (263) | | (44,815) | 10,534 | | (157,863) |
| Impairment of assets | 285,825 | | | | | | | (108,132) | | 177,693 |
| Other estimated losses, provisions and reversals | (7,109) | (2,304) | (99,120) | (3,694) | (285) | | | 285 | | (112,280) |
| Construction cost | | (35,181) | (2,204,539) | | (17,010) | | | 17,010 | | (2,239,720) |
| Other operating costs and expenses, net | (226,285) | (7,263) | (175,200) | (7,398) | (12,008) | 940 | (18,512) | 15,089 | 124 | (430,544) |
| EQUITY IN EARNINGS OF INVESTEES | 16,651 | 283,939 | | | | | 7,219 | | | 307,809 |
| PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX | 1,823,316 | 905,784 | 1,102,590 | 108,618 | 164,126 | (2,606) | (208,447) | (198,667) | | 3,694,714 |
| Financial income | 333,990 | 66,922 | 479,944 | 38,577 | 36,559 | 497 | 182,332 | (46,362) | (23,340) | 1,069,116 |
| Financial expenses | (791,547) | (344,524) | (955,046) | (717) | (48,316) | (1,153) | (202,053) | 45,907 | 23,340 | (2,274,106) |
| OPERATING PROFIT (LOSS) | 1,365,759 | 628,182 | 627,488 | 146,478 | 152,369 | (3,262) | (228,168) | (199,122) | | 2,489,724 |
| Income tax and social contribution | (228,373) | 1,779 | (58,368) | (40,928) | (40,750) | | 4,962 | 7,621 | | (354,057) |
| NET INCOME (LOSS) FROM CONTINUING OPERATIONS | 1,137,386 | 629,961 | 569,120 | 105,550 | 111,619 | (3,262) | (223,206) | (191,501) | | 2,135,667 |
| Result of discontinued operations | | | | | | | | 191,501 | | 191,501 |
| NET INCOME (LOSS) | 1,137,386 | 629,961 | 569,120 | 105,550 | 111,619 | (3,262) | (223,206) | | | 2,327,168 |

## 31.4. Additions to noncurrent assets by reportable segment

| 12.31.2024 | Electric Energy | | | SER | Holding | Consolidated |
|---|---|---|---|---|---|---|
| | GET | DIS | COM | | | |
| Contract assets | — | 2,196,348 | — | | — | **2,196,348** |
| Property, plant and equipment | 105,087 | — | 18 | 39,075 | 17 | **144,197** |
| Intangible assets | 4,299,529 | — | 1,319 | 261 | 2,378 | **4,303,487** |
| Right-of-use asset | 47,266 | 127,963 | 564 | 150 | 1,993 | **177,936** |

| 12.31.2023 | Electric Energy | | | SER | Holding | Consolidated |
|---|---|---|---|---|---|---|
| | GET | DIS | COM | | | |
| Contract assets | — | 1,956,034 | — | — | — | **1,956,034** |
| Property, plant and equipment | 292,671 | — | 303 | 42,407 | 1,659 | **337,040** |
| Intangible assets | 10,330 | — | 1,280 | 36 | 1,742 | **13,388** |
| Right-of-use asset | 41,314 | 34,958 | 444 | 6,302 | 1,231 | **84,249** |

*The 2023 additions do not include the values of Compagas and UEGA.

## 32. Financial Instruments

### 32.1. Categories and determination of fair value of financial instruments

| | | | 12.31.2024 | | 12.31.2023 | |
|---|---|---|---|---|---|---|
| Consolidated | Note | Level | Book value | Fair value | Book value | Fair value |
| **Financial assets** | | | | | | |
| **Fair value through profit or loss** | | | | | | |
| Cash and cash equivalents (a) | 5 | 2 | 4,161,939 | 4,161,939 | 5,634,623 | 5,634,623 |
| Bonds and securities (b) | 6 | 2 | 529,702 | 529,702 | 495,495 | 495,495 |
| Accounts receivable - distribution concession (c) | 9.1 | 3 | 2,610,731 | 2,610,731 | 1,954,679 | 1,954,679 |
| Accounts receivable - generation concession (d) | 9.3 | 3 | 75,425 | 75,425 | 77,235 | 77,235 |
| Fair value in the purchase and sale of power (c) | 32.2.10 | 3 | 697,222 | 697,222 | 1,101,684 | 1,101,684 |
| Other temporary investments (e) | | 1 | 10,036 | 10,036 | 17,264 | 17,264 |
| Other temporary investments (e) | | 2 | 5,252 | 5,252 | 13,264 | 13,264 |
| | | | **8,090,985** | **8,090,985** | **9,290,044** | **9,290,044** |
| **Amortized cost** | | | | | | |
| Collaterals and escrow accounts (a) | | | 9 | 9 | 9 | 9 |
| Trade accounts receivable (a) | 7 | | 4,078,882 | 4,078,882 | 3,866,429 | 3,866,429 |
| Sectorial financial assets (a) | 8 | | – | – | 30,946 | 30,946 |
| Accounts receivable - concessions - bonus from the grant (f) | 9.2 | | 821,804 | 923,084 | 792,741 | 893,275 |
| | | | **4,900,695** | **5,001,975** | **4,690,125** | **4,790,659** |
| **Fair value through other comprehensive income** | | | | | | |
| Certified Emission Reductions - CERs (g) | | 2 | 3,207 | 3,207 | 3,922 | 3,922 |
| Other temporary investments (h) | | 3 | 14,709 | 14,709 | – | – |
| | | | **17,916** | **17,916** | **3,922** | **3,922** |
| **Total financial assets** | | | **13,009,596** | **13,110,876** | **13,984,091** | **14,084,625** |
| **Financial liabilities** | | | | | | |
| **Fair value through profit or loss** | | | | | | |
| Fair value in the purchase and sale of power (c) | 32.2.10 | 3 | 385,792 | 385,792 | 753,584 | 753,584 |
| | | | **385,792** | **385,792** | **753,584** | **753,584** |
| **Amortized cost** | | | | | | |
| Sectorial financial liabilities (a) | 8 | | 1,077,810 | 1,077,810 | 503,991 | 503,991 |
| ICMS installment payment (i) | 12.2 | | 11,963 | 11,106 | 41,226 | 37,777 |
| Special Tax Regularization Program - Pert (i) | 12.2 | | 339,231 | 297,523 | 379,724 | 322,711 |
| PIS and Cofins to be refunded to consumers (a) | 12.3.1 | | – | – | 731,726 | 731,726 |
| Accounts payable to suppliers (a) | 18 | | 2,466,203 | 2,466,203 | 2,225,573 | 2,225,573 |
| Loans and financing* (j) | 19 | | 5,151,271 | 5,122,374 | 5,337,977 | 5,132,930 |
| Debentures (j) | 20 | | 12,773,961 | 12,522,379 | 9,732,006 | 9,599,111 |
| Accounts payable related to concession* (k) | 23 | | 1,133,129 | 1,253,564 | 893,255 | 1,018,630 |
| | | | **22,963,361** | **22,768,618** | **19,962,138** | **19,738,509** |
| **Total dos passivos financeiros** | | | **23,349,153** | **23,154,410** | **20,715,722** | **20,492,093** |

*The balance includes loans and accounts payable linked to the concession that were reclassified to liabilities classified as held for sale (Note 37).

Different levels are defined as follows:

Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;

Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;

Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

### Determining fair values

a) Equivalent to their respective book values due to their nature and terms of realization.

b) Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government.

c) Financial assets with fair values similar to book values (Note 4.4).

d) The fair values of assets and liabilities are equivalent to their book values (Note 4.12).

e) Investments in other companies stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1, and determined in view of the comparative assessment model for assets classified as level 2.

f) Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by Aneel auction notice 12/2015 (9.04%).

g) Financial assets with fair values similar to book values (Note 4.2).

h) Calculated according to FIP Copel Ventures I fair value pricing metrics, using unobservable data due to the early stage of the startups invested in.

i) The cost of the last funding carried out by the Company, CDI + spread of 1.12%, is used as a basic assumption for the discount of the expected payment flows, except for contracts with Banco do Nordeste do Brasil - BNB that have the fair value similar to the book value, in view of the contractual characteristics for the construction of specific infrastructure.

j) Calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price - PU on December 31, 2024, obtained from the Brazilian Association of Financial and Capital Market Entities - Anbima.

k) The actual pre-tax discount rate of 8.23% p.a. was used, compatible with the rate estimated by the Company for long-term projects.

### 32.2. Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

32.2.1. Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

| Consolidated<br>Exposure to credit risk | 12.31.2024 | 12.31.2023 |
|---|---:|---:|
| Cash and cash equivalents (a) | 4,151,939 | 5,634,523 |
| Bonds and securities (a) | 529,703 | 495,495 |
| Pledges and restricted deposits linked (a) | 9 | 9 |
| Trade accounts receivable (b) | 4,078,222 | 3,266,429 |
| Sectorial financial assets (c) | – | 30,916 |
| Accounts receivable – distribution concession (c) | 2,610,731 | 1,954,579 |
| Accounts receivable – concessions – bonus from the grant (d) | 821,204 | 792,711 |
| Accounts receivable – generation concessions (e) | 75,425 | 77,235 |
| Other temporary investments (f) | 30,603 | 31,722 |
| | **12,309,101** | **12,878,485** |

a) The Company manages the credit risk of its assets in accordance with its policy of investing financial resources in federal banking institutions or in private banks with low credit risk, according to the local rating of the main rating agencies.

b) Risk of losses resulting from difficulties to receive amounts billed to customers related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting customers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.

c) Management considers the risk of this credit to be low, since the contracts signed ensure the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, corresponding to the costs linked to the sector's financial assets and liabilities and investments in infrastructure, not recovered through the distribution electricity tariff.

d) Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

e) For the generation concession assets, Aneel published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, later covered by Normative Resolution No. 1027/2022, which regulated the calculation of these values through the presentation of appraisal reports to be prepared by accredited companies. In 2022, Copel submitted to Aneel the appraisal reports detailing the residual values for the Governador Parigot de Souza - GPS and Mourão - MOU HPPs, which are being inspected by Aneel, as outlined in Note 9.3. Management's expectation that these assets will be indemnified indicates that the recorded balances are recoverable.

f) Risk arising from the possibility of the Company incurring losses as a result of the volatility of the stock market, which is being managed through periodic monitoring of variations in the market, and the risks inherent in investing in startups, monitored through assessment of technological and market risks, and management of growth expectations.

### 32.2.2. Liquidity risk

The liquidity risk of the Company consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates. The Company manages this risk with a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets. Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The short-term projection considers daily periods covering the next 90 days, while the medium and long-term ones cover monthly periods covering the next five years. The budget for the next fiscal year is annually approved.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. From 2029 on, the 2028 indicators are repeated throughout the forecast period.

| Consolidated | Interest (a) | Less than 1 month | 1 to 3 months | 3 months to 1 year | 1 to 5 years | Over 5 years | Total |
|---|---|---|---|---|---|---|---|
| **12.31.2024** | | | | | | | |
| Loans and financing | Note 19 | 41,142 | 681,322 | 990,756 | 2,717,567 | 3,082,966 | 7,513,253 |
| Debentures | Note 20 | 198,579 | 5,755 | 3,138,439 | 8,761,262 | 6,801,259 | 18,905,294 |
| Accounts payable related to concession | Rate of return + IGP-M and IPCA | 9,568 | 19,158 | 96,914 | 771,456 | 1,977,517 | 2,874,613 |
| Accounts payable to suppliers | — | 2,058,249 | 334,366 | 18,482 | 55,706 | – | 2,466,803 |
| Special Tax Regularization Program - Pert | Selic | 5,604 | 11,315 | 52,203 | 330,143 | 7,618 | 407,483 |
| ICMS installment payment | Selic | – | 2,620 | 3,065 | 7,468 | – | 13,153 |
| Sectoral financial liabilities | Selic | 78,712 | 159,821 | 763,484 | 174,342 | – | 1,176,359 |
| Lease liability | Note 24 | 1,263 | 3,760 | 17,000 | 62,787 | 300,277 | 385,527 |
| | | **2,393,717** | **1,218,117** | **5,080,973** | **12,881,431** | **12,169,637** | **33,743,875** |

(a) Effective interest rate - weighted average.

As disclosed in Notes 19.3 and 20.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

### 32.2.3. Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

## a) Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The impact of exchange rate fluctuations resulting from the Itaipu power purchase agreement will be reflected in the subsequent Copel DIS tariff adjustment.

**Sensitivity analysis of foreign currency risk - Dollar**

The Company has developed a sensitivity analysis to measure the impact of the variation of the US dollar on its financial liabilities subject to currency risk.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balance updated with the exchange rate variation - prevailing at the end of the period (R$/US$6.00) based on the median market expectation for 2025 according to the Central Bank of Brazil Focus Report. Additionally, the Company continues to monitor scenarios "1" and "2", which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

| | | Baseline | Projected scenarios | | |
|---|---|---|---|---|---|
| Foreign exchange risk | Risk | 12.31.2024 | Probable | Scenario 1 | Scenario 2 |
| Financial liabilities | | | | | |
| Suppliers | | | | | |
| Itaipu | USD appreciation | (162,198) | 5,037 | (34,253) | (73,543) |
| | | (162,198) | 5,037 | (34,253) | (73,543) |

## b) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase financial expenses related to the assets and liabilities raised in the market. The Company has not entered derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes to observe any need for contracting.

**Sensitivity analysis of interest rate and monetary variation risk**

The Company has developed a sensitivity analysis to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balances updated with the variation of the indicators (CDI/Selic - 15.00%, IPCA - 5.50%, IGP-M - 5.00%), estimated as market average projections for 2025 according to the Central Bank of Brazil Focus Report, and TJLP of 8.79% calculated by the Company's internal projection. Additionally, the Company continues to monitor scenarios "1" and "2", which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

| Interest rate risk and monetary variation | Risk | Baseline 12.31.2024 | Projected scenarios | | |
|---|---|---|---|---|---|
| | | | Probable | Scenario 1 | Scenario 2 |
| **Financial assets** | | | | | |
| Bonds and securities | Low CDI/SELIC | 529,708 | 78,132 | 58,585 | 39,092 |
| Collaterals and escrow accounts | Low CDI/SELIC | 9 | 1 | 1 | 1 |
| Accounts receivable – concessions | Low IPCA | 3,432,535 | 188,789 | 141,592 | 94,395 |
| Accounts receivable – generation concessions | Low IPCA | 75,425 | 4,148 | 3,111 | 2,074 |
| | | **4,037,677** | **271,070** | **203,289** | **135,562** |
| **Financial liabilities** | | | | | |
| Loans and financing | | | | | |
| Banco do Brasil | High CDI | (751,522) | (112,728) | (140,910) | (169,092) |
| Banco Itaú | High CDI | (1,036,260) | (155,439) | (194,299) | (233,159) |
| BNDES | High TJLP | (1,401,520) | (123,232) | (154,040) | (184,848) |
| BNDES | High IPCA | (395,126) | (21,732) | (27,165) | (32,598) |
| Banco do Nordeste | High IPCA | (1,529,105) | (84,101) | (105,126) | (126,151) |
| Banco do Brasil – BNDES Transfer | High TJLP | (37,507) | (3,298) | (4,122) | (4,947) |
| Other | No risk | (3,331) | – | – | – |
| Debentures | High CDI/SELIC | (8,070,490) | (1,210,574) | (1,513,217) | (1,815,860) |
| Debentures | High IPCA | (4,629,755) | (254,637) | (318,296) | (381,955) |
| Debentures | High TJLP | (73,709) | (6,481) | (8,101) | (9,722) |
| Sectoral financial liabilities | High Selic | (1,077,810) | (161,672) | (202,089) | (242,507) |
| ICMS installment payment | High Selic | (11,963) | (1,794) | (2,243) | (2,692) |
| Special Tax Regularization Program – Pert | High Selic | (339,831) | (50,975) | (63,718) | (76,462) |
| Accounts payable related to concession | High IGP-M | (261,932) | (43,099) | (53,874) | (64,649) |
| Accounts payable related to concession | High IPCA | (276,147) | (15,188) | (18,985) | (22,782) |
| | | **(20,496,558)** | **(2,244,950)** | **(2,806,185)** | **(3,367,424)** |

## 32.2.4. Electricity shortage risk

Most of the installed capacity in Brazil currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Considering the strong wind generation in the Northeast, biomass generation in the Southeast and the rainy season with affluent natural energies that raised the reservoirs to comfortable values, it is estimated that the risk of energy shortages in 2025 is minimized.

The energy supply guarantee criteria are currently established by the National Energy Policy Council – "CNPE". With reason, the responsible bodies keep the energy deficit risk indicators within the safety margin in all subsystems.

32.2.5. Risk of Generation Scaling Factor - GSF impacts

The Energy Reallocation Mechanism ("MRE") is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as assured energy ("GF") and is calculated centrally. Unlike the Settlement price for differences (PLD), which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have guarantee. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

For plants with contracts in the Free Contracting Environment ("ACL"), the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the Regulated Contracting Environment ("ACR"), Law 13,203/2015 allowed the generators to contract insurance, by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the HPP Mauá, HPP Baixo Iguaçu, HPP Colíder and SHP Cavernoso II.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra, of the plants whose concessions were renewed in accordance with Law 12,783/2013 and the plants that renegotiated the hydrological risk in the ACR, in accordance with Law 13,203/2015. This is a financial risk since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

32.2.6. Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, amended by Law No. 14,052/2020.

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the Granting Authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

According to the mentioned law, the concession operator should request extension of concession at least 36 months before the end date of the contract or act of granting for hydroelectric power plants and electric power transmission enterprises, and 24 months before the end date of the contract or act of granting for thermoelectric plants. The Granting Authority may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation ventures (RAG - Annual Generation Revenue) and transmission ventures (RAP - Permitted Annual Revenue).

In 2018, Decree No. 9,271/2018 was published, amended by Decrees No. 10,135/2019, No. 10,893/2021 and No. 11,307/2022, which regulated the granting of a new concession contracts in the electricity sector associated with the privatization of a concessionaire under the direct or indirect control of the Federal Government, State, Federal District or Municipality.

On November 19, 2024, the Granting Authority signed new Concession Contracts 01/2024 and 02/2024 for the Governador Bento Munhoz da Rocha Netto - GBM ("Foz do Areia"), Governador Ney Braga - GNB ("Segredo") and Governador José Richa - GJR ("Salto Caxias") Hydroelectric Plants for a period of 30 years, as a result of the process of transforming Copel into a "Corporation" (Note 1).

The generation and transmission concessions due to expire in the next ten years are those related to the Derivação do Rio Jordão HPP, Arturo Andreoli SHP and Bateias-Jaguariaíva 230 kV Transmission Line (Note 2).

Additionally, regarding the extension of transmission concession contracts, on December 29, 2022 Decree No. 11,314 was published, determining that the extension of transmission concessions may be carried out only when the bidding process is unfeasible or results in damage to the public interest and will be carried out without the advance indemnity of the assets linked to the provision of the service, conditioned to the acceptance by the concessionaire in relation to the revenue and other conditions of the amendment to be prepared by Aneel. Currently, the regulation of the Decree is under discussion, through Subsidy Calls made available to society by Aneel.

32.2.7. Risk of non-renewal of concessions - distributions of electricity

The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and quality indicators that, if not complied with, may result in the termination of the concession, in accordance with the provisions of the contract, particularly the right to full defense and adversary system. The Aneel approved Normative Resolution No. 896/2020, consolidated by Normative Resolution No. 948/2021, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

### Indicators and penalties

| Year | Indicator | Criteria | Penalties |
|---|---|---|---|
| From 2021 | Economic-financial efficiency | 1 in the base year | Capital increase (a) |
| | | | Limitation on distribution of dividends and interest on capital |
| | | | Restrictive regime for contracts with related parties |
| | | 2 consecutive years | Concession termination |
| | Quality indicators | 1 in the base year | Results plan |
| | | 2 consecutive years or 3 of the previous 5 calendar years | Limitation on distribution of dividends and interest on capital |
| | | 3 consecutive years | Concession termination |

(a) Within 180 days from the end of each fiscal year, in the quantity of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

### Targets set for Copel Distribuição

| Year | Economic and Financial Management | Realized | Quality - limits | | Quality - performed | |
|---|---|---|---|---|---|---|
| | | | DECi | FECi | DECi | FECi |
| 2023 | {Net Debt / (EBITDA (-) QRR ≥ 0)} ≤ 1 / (1.11 * Selic) | Achieved | 8.69 | 6.39 | 7.25 | 5.20 |
| 2024 | | — | 8.36 | 5.91 | 7.92 | 5.35 |

Net Debt: Gross Debt deducted from Financial Assets, with the exception of Financial Assets and Financial Liabilities in administrative or judicial discussion. The accounts that make up the Gross Debt and Financial Assets are defined in the subitem VIII of Aneel Resolution No 948/2021.

QRR: Regulatory Reintegration Share or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review, updated by the variation of the Regulatory Portion B and calculated on a pro rata basis.

Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.

Quality indicators: For the years 2022 to 2026, the annual limits are set out in Authorizing Resolution No. 10,231/2021.

The calculation of results occurs at the end of each calendar year, when the annual disclosure of results in the Regulatory Financial Statements ("DCR").

32.2.8. Risk of overcontracting and undercontracting of electricity

In the process of purchase of energy, Copel Distribuição ended the year with a contracting level of 102.5%.

The verification of the coverage of the entire market takes into account the period of the calendar year, with the difference between the costs remunerated by the tariff and those actually incurred in the purchase of energy being passed on in full to the captive consumers, provided that the distributor has a contracting level between 100% and 105% of its market, plus the amounts of involuntary over-contracting recognized by the regulator.

Given that the Company ended the year within the regulatory limits, there is no risk of a penalty for overcontracting this year.

32.2.9. Risk of non-performance of wind farms

Contracts for the purchase and sale of energy from wind sources, sold through regulated auctions, have generation performance clauses, which establish a minimum amount of energy delivery, on an annual and/or four-year basis. The developments are subject to climatic factors associated with uncertainties in wind speed, which may result in energy production lower than the minimum amount of contracted energy. Such breach of contract may compromise the Company's future revenues.

The balance recorded in liabilities referring to the non-performance is shown in Note 27. The increase in liabilities is due to the fact that the amounts payable were suspended until December 31, 2024 due to discussions in the sector regarding the restriction of generation of wind farms (constrained-off). Furthermore, after a disturbance that occurred in the National Interconnected System - "SIN" on August 15, 2023, the ONS, in a preventive manner, increased the frequency of restrictions, which increased the restriction on generation of wind farms located in the Northeast region. These events of reduced or curtailed generation, particularly from wind and solar power plants, occur when production exceeds the consumption or transmission capacity of the electricity system. The problem is known in the electricity industry as curtailment.

In December 2023, the Federal Tribunal of the 1st Region (TRF1) accepted the arguments of ABEEólica - the Brazilian Wind Energy Association - and ABSOLAR - the Brazilian Solar Photovoltaic Energy Association - and ordered the CCEE to make compensation payments to the generators in the subsequent spot market settlement. This measure was not complied with, as CCEE stated that it was waiting for Aneel to define the rules. In July, before any regulations were issued, Aneel succeeded in having the decision suspended, arguing that there was no urgency to justify the injunction.

In December 2024, the Federal Regional Court of the 1st Region (TRF1) ruled that generators are entitled to compensation for the energy not produced as a result of ONS determinations (curtailment), reinstating the previous injunction but without retroactivity to the moment when it was previously suspended. This decision provides that wind and solar generators will again be compensated for curtailment events with future effect.

Aneel appealed the decision and on January 22, 2025, the Superior Court of Justice (STJ) upheld the petition and suspended the injunction again. In its decision, the STJ argued that the losses resulting from the curtailment could not be passed on to consumers without a more thorough examination of the thesis regarding the inherent risks of the business. As the injunction was lifted before the first financial settlement (which was due to take place in early February), the generators have not been reimbursed for the curtailments that have taken place since then. The case is awaiting a decision on the merits.

32.2.10. Risk related to price of power purchase and sale transactions

The table below shows the notional values of the electricity commercialization contracts on the date of these financial statements:

| | Purchase | Sale |
|---|---|---|
| 2025 | 855,646 | 876,276 |
| 2026 | 734,956 | 708,190 |
| 2027 | 666,018 | 590,091 |
| 2028 | 460,904 | 475,714 |
| 2029 | 455,201 | 458,744 |
| 2030 a 2040 | 2,910,179 | 3,215,134 |
| | **6,082,904** | **6,324,149** |

The weighted average (duration) of the contracts is 127 months for energy purchases and 124 months for energy sales.

The activity of selling electricity exposes the Company to the risk of future price volatility, so that part of the future purchase and sale transactions are designated and classified as derivative financial instruments and recognized in the financial statements at fair value through profit or loss based on the difference between the contracted price and the market price of the transactions. The following table shows the fair value balances of the Company's contracts recorded on the date of these financial statements:

| Consolidated | Assets | Liabilities | Net |
|---|---|---|---|
| Current | 217,350 | (214,955) | 2,395 |
| Noncurrent | 479,938 | (170,837) | 309,101 |
| | **697,288** | **(385,792)** | **311,496** |

The fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima on December 31, 2024, without inflation and adjusted for credit risk.

The table below presents a sensitivity analysis which, for the base and probable scenarios, considered the accounting balances recorded on the date of these financial statements. Additionally, the Company continues to monitor scenarios "1" and "2", which consider 25% and 50% increase or decrease.

| Consolidated | Price variation | Base 12.31.2024 | Projected scenarios | | |
|---|---|---|---|---|---|
| | | | Probable | Scenario 1 | Scenario 2 |
| Unrealized gains (losses) on energy purchase and sale operations | Increase | 311,496 | 311,496 | 377,103 | 430,710 |
| | Decrease | 311,496 | 311,496 | 251,887 | 192,280 |

32.2.11. Counterparty risk in the energy market

The free energy market does not yet have a counterparty to guarantee all contracts (clearing house), so the risk of default is bilateral. As a result, the Company is exposed to the risk of the seller not registering the energy contracted with the CCEE and/or the risk of not receiving payment for the energy sold. In the event of non-registration or non-receipt, the Company is obliged to acquire/sell energy at the spot market price and may also incur regulatory penalties and even the loss of the amount paid.

The Company has a policy that sets limits on possible transactions with each counterparty after analyzing their financial capacity, maturity and history.

Although our policies are more restrictive and our counterparties are in good financial condition, the Company is exposed to systemic events in which the failure of one counterparty to meet its financial obligations triggers events at other trading firms, which may affect the Company's counterparties.

### 32.3. Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization) for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year. On December 31, 2024, the index was achieved in accordance with the assumptions defined in the contracts.

In addition, the company monitors debt in relation to equity, as shown below.

| | Consolidated | |
|---|---|---|
| **Indebtedness** | **12.31.2024** | **12.31.2023** |
| Loans and financing (a) | 5,126,170 | 5,343,217 |
| Debentures | 12,627,365 | 9,619,106 |
| (-) Cash and cash equivalents | (4,161,939) | (5,634,623) |
| (-) Bonds and securities - debt contract guarantees | (434,174) | (405,342) |
| **Net debt** | **13,157,422** | **8,922,358** |
| Equity | 25,636,935 | 24,191,667 |
| **Debt to equity ratio** | **0.51** | **0.37** |

(a) Includes loans and financing that were reclassified to liabilities classified as held for sale (Note 37).

The average debt cost at the nominal rate in 2024 is 11.96% (11.36% in 2023), which is equivalent to 98.46% of the CDI (97.48% of the CDI in 2023).

# 33. Related Party Transactions

## 33.1. Balances with related parties

The table below shows the balances of Related Parties highlighted in specific lines of the Statements of Financial Position:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **Current assets** | | | | |
| **Subsidiaries** | | | | |
| Structure sharing (33.1.1) | 4,754 | 54 | 621 | 1,336 |
| **Noncurrent assets** | | | | |
| **Subsidiaries** | | | | |
| UEGA - Loan | – | 35,507 | – | – |
| **Current liabilities** | | | | |
| **Subsidiaries** | | | | |
| Structure sharing (33.1.1) | 1,690 | 1,332 | – | – |
| **Noncurrent liabilities** | | | | |
| **Subsidiaries** | | | | |
| Elejor advance | 5,251 | 5,251 | – | – |

### 33.1.1. Structure sharing

Balances refer mainly to contracts for the sharing of personnel and management expenses, and services, entered into between Copel and its direct and indirect subsidiaries.

### 33.2. Other related party transactions

The following table shows the balances resulting from the other relevant transactions with related parties carried out by the Company, except for transactions involving operations in a regulated environment, recorded in accordance with the criteria and definitions established by the regulatory agents.

| Consolidated | Assets | | Liabilities | | Revenue | | Cost / Expense | |
|---|---|---|---|---|---|---|---|---|
| Related parties / Nature of operation | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **Entities with significant influence** | | | | | | | | |
| **State of Paraná** | | | | | | | | |
| Dividends | | | 190.265 | 169.002 | | | | |
| Solidarity Energy Program (a) | 22.923 | 22.014 | | | | | | |
| Employees transferred (b) | 342 | 332 | | | | | | |
| **BNDES and BNDESPAR** | | | | | | | | |
| Dividends (c) | | | 231.509 | 212.455 | | | | |
| Financing (Note 19) | | | 1.796.846 | 1.909.427 | | | (164.478) | (130.000) |
| Debentures - wind power (Note 20) | | | 130.225 | 200.242 | | | (20.509) | (25.006) |
| **Joint ventures** | | | | | | | | |
| Caiuá Transmissora de Energia (d) | 402 | 326 | | | 4.726 | 3.980 | | |
| Dividends | 2.306 | 2.737 | | | | | | |
| Integração Maranhense Transmissora - dividends | 3.149 | 709 | | | | | | |
| Matrinchã Transmissora de Energia - dividends | 14.045 | 14.022 | | | | | | |
| Guaraciaba Transmissora de Energia - dividends | 34.017 | 44.332 | | | | | | |
| Paranaíba Transmissora de Energia - dividends | 6.835 | 3.980 | | | | | | |
| Cantareira Transmissora de Energia - dividends | 9.800 | 10.421 | | | | | | |
| Mata de Santa Genebra Transmissão (e) | 2.299 | 2.150 | | | 13.639 | 13.650 | | |
| Dividends | 11.527 | 10.307 | | | | | | |
| **Associates** | | | | | | | | |
| Dona Francisca Energética S.A. (f) | | | 1.356 | 1.356 | | | (14.527) | (15.945) |
| Dividends | 54 | 514 | | | | | | |
| Foz do Chopim Energética Ltda. (g) | | 301 | | | 1.456 | 3.570 | | |
| **Key management staff** | | | | | | | | |
| Fees and social security charges (Note 29.2) | | | | | | | (40.300) | (22.709) |
| Pension and healthcare plans (Note 21) | | | | | | | (1.309) | (1.641) |
| **Other related parties** | | | | | | | | |
| Fundação Copel | | | | | | | | |
| Administrative property rental | | | 130.430 | 120.451 | | | (12.211) | (10.091) |
| Pension and healthcare plans (Note 21) | | | 1.159.709 | 1.434.240 | | | | |
| Lactec (h) | 7 | 3 | 483 | 323 | 525 | 482 | (1.897) | (5.706) |
| Sanepar (i) | 445 | 19 | | | 12.184 | 83 | | |
| Sistema Meteorológico do Paraná - Simepar (j) | | | 849 | 702 | | | (7.879) | (3.748) |
| Tecpar (k) | | | | | 2.231 | 2.000 | | |
| Celepar (k) | | | | | 1.143 | 1.113 | (8) | (26) |
| Assembleia Legislativa do Paraná (k) | | | | | 326 | 319 | | |
| Portos do Paraná (k) | | | | | 4.114 | 5.070 | | |

a) *Energia Solidária* Program, created by state law No. 20.943/2021, replacing the *Luz Fraterna* Program, establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 2 and 3 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For the collection of these charges on electricity bills for the period of September 2010 to June 2015, monitory action No. 0006254-29.2018.8.16.0004 was filed in November 2018 against the State of Paraná, which is responsible for paying the invoices under the terms of State Law No. 14.087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle the debt, uncertainties still exist regarding the realization of this asset and, therefore, this asset was not recognized, in compliance with the current accounting standards. For the tax treatment, as determined by the Brazilian Federal Revenue Office in the Normative Instruction No. 1,753/2017, the Company has taxed this revenue.

The lawsuit between Copel and the State of Paraná is currently before the Paraná Court of Justice, where the parties are seeking a review of the decision that recognized part of the claim. The appeal was heard in October 2023 and the judgment has not yet been published. In April 2023, Copel filed a second lawsuit under No. 0000873-24.2023.8.16.0179 to recover the balance of R$25,936. The Management reinforces that it is making all necessary efforts and taking all appropriate measures to preserve the Company's interests.

b) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c) BNDES is the controller of BNDES Participações S.A. - BNDESPAR, which holds shares in Copel (Note 27.1). BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

d) Contract for operation and maintenance services provided by Copel GeT, expiring on May 10, 2026.

e) Contracts signed by Copel GeT: operation and maintenance, expiring on January 31, 2028, and facility sharing, expiring on January 1, 2043.

f) Energy purchase and sale contract signed by Copel GeT, maturing on March 31, 2025.

g) Operation and maintenance contracts signed by Copel GeT, maturing on May 31, 2024.

h) The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (Oscip) of which Copel is an associate. Lactec has service and research and development contracts with Copel GeT, FDA and Copel DIS, subject to prior or subsequent control, with the approval of Aneel. Copel COM provides services and sells energy to the Institute.

i) Basic sanitation provided by Sanepar and energy sales contract signed by Copel COM.

j) The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

k) Energy sales contract signed between Copel COM and the Instituto de Tecnologia do Paraná - Tecpar (a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil), Information Technology Company of Paraná - Celepar (mixed capital company that is part of the indirect administration of the Paraná State Government), Portos do Paraná (port complex that operates as a public company of the State Government, subordinated to the Infrastructure and Logistics Secretary of State) and Assembleia Legislativa do Paraná (legislative assembly of the State).

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of existing transactions and the balances of commitments are eliminated from each other when preparing the Company's consolidated financial statements.

In addition, Copel GeT has energy purchase commitments with Dona Francisca amounting to R$15,964 (R$31,971 as of 31 December 2023) and Copel COM has energy sales commitments signed with agencies and / or entities connected to the Paraná State Government, including Sanepar, amounting to R$201,272 (R$216,029 as of 31 December 2023).

For key management personnel, in addition to the short-term benefits shown in the table above, the Long-Term Incentive Plan (ILP) described in Note 27.6 has been established.

**33.3. Guarantees awarded to related parties**

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 19 and 20 of these financial statements.

The total amount of financial guarantees provided by Copel as of 31 December 2024, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, is R$4,261 (R$4,492 at 31 December 2023) and by Copel COM (Copel Mercado Livre) is R$495,653 (R$602,520 at 31 December 2023).

Sureties and guarantees granted by Copel and Copel GeT for financing, and debentures of joint ventures are reported below:

| Company | | Operation | Final maturity | Amount approved | Balance (a) | Interest % |
|---|---|---|---|---|---|---|
| (1) | Caiuá Transmissora | Financing BNDES | 02.15.2029 | 84,600 | 12,827 | 49.0 |
| (2) | Cantareira Transmissora | Debentures | 03.15.2032 | 100,000 | 73,456 | 49.0 |
| (3) | | Financing | 09.15.2032 | 426,834 | 324,713 | |
| (4) | Guaraciaba Transmissora | Financing BNDES | 01.15.2031 | 440,000 | 237,130 | 49.0 |
| (5) | | Debentures | 12.15.2030 | 118,000 | 106,001 | |
| (6) | Matrinchã Transmissora (b) | Financing BNDES | 06.15.2029 | 691,440 | 221,140 | 49.0 |
| (7) | | Debentures (2nd) | 06.15.2029 | 180,000 | 121,039 | |
| (8) | | Debentures (3rd) | 12.15.2038 | 135,000 | 153,044 | |
| (9) | IMTE Transmissora | Financing | 02.12.2029 | 142,150 | 27,633 | 49.0 |
| (10) | Mata de Santa Genebra | Debentures (2nd) | 11.15.2030 | 210,000 | 1,702,206 | 50.1 |
| (11) | | Debentures (3rd) | 11.15.2041 | 1,500,000 | | |
| (12) | Paranaíba Transmissora | Financing | 10.15.2030 | 606,241 | 331,031 | 24.5 |
| (13) | | Debentures | 03.15.2028 | 120,000 | 56,405 | |

(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.

(b) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.

Operations guaranteed: pledge of shares held by Copel GeT in the ventures.

## 34. Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these financial statements, are as follows:

| Consolidated | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Energy purchase and transportation contracts | 102,761,072 | 102,523,254 |
| Acquisition of assets for electricity distribution | 2,436,097 | 1,741,146 |
| Improvements in transmission facilities | 310,665 | - |
| Modernization of GPS UHE | 215,573 | - |
| Acquisition of fixed assets and improvements in wind farms | 25,673 | - |

## 35. Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

| Consolidated<br>Policy | End of term | Insured amount |
|---|---|---|
| Operational risks - HPP Baixo Iguaçu | 05.31.2025 | 2,764,597 |
| Operational risks - HPP Governador Jayme Canet Júnior | 01.21.2026 | 2,334,953 |
| Operational risks - Cutia and Bento Miguel | 03.29.2025 | 2,225,164 |
| Named Risks | 08.24.2025 | 1,939,257 |
| Operational risks - HPP Colíder | 12.01.2025 | 1,292,320 |
| Operational risks - Brisa Potiguar | 11.23.2025 | 1,221,932 |
| Operational risks - Aventura e SRMN | 11.23.2025 | 1,101,652 |
| Operational risks - Ventos de Serra do Mel II e IV | 11.23.2025 | 1,101,502 |
| Operational risks - Elejor | 09.07.2025 | 901,960 |
| Fire - owned and rented facilities | 08.24.2025 | 772,189 |

In addition to the insurance policies listed above, the company and its subsidiaries take out other insurance policies with smaller amounts, such as: D&O insurance, general civil liability, judicial and payment guarantee, miscellaneous risks, life insurance and vehicle insurance. The company also has an indemnity contract in addition to the D&O insurance.

The guarantee insurances taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as a guarantor, within the limits of their share of interest in each project.

## 36. Additional information to the Statement of Cash Flows

### 36.1. Transactions not involving cash

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Additions of contract assets (a) | – | – | 173,709 | 171,578 |
| Acquisitions of fixed assets (a) | – | – | 1,738 | 3,636 |
| Additions to the Right-of-use asset (b) | – | 2,789 | 189,115 | 82,986 |
| | — | 2,789 | 364,562 | 258,200 |

(a) Corresponds to the amount of purchases made in installments and not yet paid off by the end of the period.

(b) Recognition was offset by the lease liability item (NE nº 24).

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

## 37. Assets held for sale and Discontinued operations

In compliance with the guidelines of Copel Strategic Business Planning - Vision 2030 regarding the decarbonization of its asset portfolio, the prioritization of investments, actions directly related to its core business (electricity), the concentration on larger assets and the improvement of operational efficiency, Copel has evaluated the divestment and recycling of assets and participations, as below.

**UEG Araucária S.A. (UEGA)**

On December 14, 2023, Copel and Copel GeT signed the Share Purchase and Sale Agreement ("CCVA") for the equity interest in UEGA with Âmbar Energia S.A., as described in Material Fact 20/23, and the value of the transaction on the base date of September 30, 2023, corresponding to the equity value related to Copel's 81.2% participation, was R$290,662.

On July 1, 2024, after all the conditions of the CCVA had been met, the divestment of all the shares of Copel (20.3%) and Copel GET (60.9%) in UEGA to Âmbar Energia S.A. was completed for the total amount of R$261,355, of which R$58,132 had already been received as an advance on December 14, 2023. The gain recorded in the Company's income, net of transaction costs and taxes, amounted to R$14,504 and is presented in discontinued operations line. With the completion of the process, Copel ceased to control UEGA, transferring its assets and liabilities and the management of its business to the acquirers.

**Companhia Paranaense de Gás – Compagas**

On July 10, 2024, Copel entered into the Control Block Purchase and Sale Agreement ("CCVBC") with Compass Dois Ltda., a subsidiary of Compass Gás e Energia S.A., regarding the sale of all shares representing 51% of Compagas and on September 16, 2024, after all conditions set forth in the "CCVBC" were met, the divestment was completed. The Company received 40% of the equity value of R$906,000, adjusted as provided for in the contract considering the base date of December 31, 2023.The payment of the updated remaining balance will occur in stages, with 30% by September 16, 2025 and 30% by September 16, 2026. The gain recorded in the Company's income, net of transaction costs and taxes, was R$455,842 and is presented in the discontinued operations line. Copel's control in Compagas was transferred at the conclusion of the divestment, with the management of its business passing to the acquirers.

**Small Generation Assets**

On May 8, 2024, the Board of Directors approved the beginning of the non-binding proposals stage for the divestment of 13 small generation assets of the wholly-owned subsidiary Copel GeT, totaling 118.7 MW of installed capacity, as outlined in the table below:

| | Granted Power (MW) | Assured Energy (MW average) |
|---|---|---|
| HGP Pitangui | 0.87 | 0.09 |
| HGP Chopim I | 1.98 | 1.48 |
| HGP Marumbi | 4.80 | 2.40 |
| HGP Melissa | 1.00 | 0.64 |
| HGP Salto do Vau | 0.94 | 0.57 |
| Palmas Winds | 2.50 | 0.40 |
| SHP Apucaraninha | 10.00 | 6.71 |
| SHP Cavernoso | 1.30 | 0.96 |
| SHP Cavernoso II | 19.01 | 10.56 |
| SHP Chaminé | 18.00 | 11.60 |
| SHP São Jorge | 2.30 | 1.54 |
| HPP Guaricana | 36.00 | 16.10 |
| TPP Figueira | 20.00 | 17.70 |
| | **118.70** | **70.75** |

On 25 November 2024, a share purchase agreement ("CCVA") was signed with Electra Hydra/Intrepid for a total amount of R$450,492, representing the equity value of the 13 assets. This amount will be adjusted in accordance with the contract. An advance payment of R$45,000 was received on December 16, 2024 and the balance will be paid on the closing date of the transaction. The assets will not be transferred until the sale has been completed, which is subject to verification of the usual conditions for this type of transaction, including approval by the competent authorities.

**Asset Swap**

On December 12, 2024, according to Material Fact 12/24, Copel GeT entered into the Agreement for the Transfer of Establishment, Purchase and Sale of Equity Interest, Assignment of Equity Interest in Consortium with Purchase and Sale of Assets and Other Covenants with Eletrobras and its wholly-owned subsidiary Eletrobras CGT Eletrosul, through which they agreed the following:

- Copel GeT will receive (i) Eletrobras' entire 49% stake in the Mauá Hydroelectric Power Plant and (ii) Eletrobras' entire 49.9% stake in the Mata de Santa Genebra S.A. (MSG) transmission company, with Copel GeT now holding a full stake in the respective assets;
- Copel GeT will transfer the Colíder Hydroelectric Power Plant to Eletrobras;
- In addition, Copel GeT will pay R$365,000 to Eletrobras through cash resources at the closing of the transaction, subject to usual market price adjustment mechanisms.

The operation has a base date of December 31, 2023, which includes the cash transfer and the financing of the three assets.

The Assets swap is pending satisfaction of the usual conditions precedent for operations of this nature, including approval and consent from competent authorities such as Aneel and BNDES. CADE's approval was granted in January 2025.

The Colíder HPP assets do not represent a separate line of business or a distinct geographical area of operations, nor do they constitute a subsidiary acquired exclusively for resale and are therefore not disclosed as discontinued operations. The company maintains its operations in the power generation sector.

**Balances classified as held for sale**

As of December 31, 2024, the breakdown of assets and liabilities classified as held for sale is as follows:

| Consolidated | HPP Colider | Small generation assets | 12.31.2024 | Compagas | UEGA | 12.31.2023 |
|---|---|---|---|---|---|---|
| **Assets classified as held for sale** | | | | | | |
| Cash and cash equivalents | – | 13 | 13 | 101,437 | 22,354 | 123,791 |
| Trade accounts receivable | – | – | – | 82,954 | – | 82,954 |
| Inventories | – | – | – | 5,323 | – | 5,323 |
| Current recoverable taxes and deferred taxes | – | – | – | 5,334 | 112,025 | 117,359 |
| Judicial deposits | – | – | – | 61 | 41 | 102 |
| Other receivables | – | – | – | 74,083 | 317 | 74,400 |
| Contract assets | – | – | – | 44,039 | – | 44,039 |
| Property, plant and equipment | 1,602,581 | 245,544 | 1,848,125 | – | 293,751 | 293,751 |
| Intangible assets | 16,762 | 16,926 | 33,688 | 709,626 | 35 | 709,661 |
| Right-of-use asset | – | – | – | 11,429 | – | 11,429 |
| | **1,619,343** | **262,483** | **1,881,826** | **1,034,406** | **428,523** | **1,462,929** |
| **Liabilities associated with assets classified as held for sale** | | | | | | |
| Payroll, social charges and accruals | – | – | – | 9,452 | 702 | 10,154 |
| Accounts payable to suppliers | – | – | – | 58,010 | 3,608 | 61,618 |
| Taxes due | – | – | – | 51,325 | 277 | 51,602 |
| Loans and financing | 484,981 | 22,695 | 507,676 | – | – | – |
| Debentures | – | – | – | 224,202 | – | 224,202 |
| Dividend payable | – | – | – | 11,914 | 8,109 | 20,023 |
| Accounts payable related to concession | 32,505 | 220 | 32,725 | – | – | – |
| Post-employment benefits | – | – | – | 8,608 | 718 | 9,326 |
| Lease liability | – | – | – | 11,573 | – | 11,573 |
| Provisions for legal claims | – | 951 | 951 | 16,431 | 10,935 | 27,366 |
| Other accounts payable | – | – | – | 48,710 | 8,690 | 57,400 |
| | **517,486** | **23,926** | **541,412** | **500,225** | **33,039** | **533,264** |

As of December 31, 2024, the balances include the book values of the assets and liabilities of the 13 small generation projects and the Colider HPP. These balances have already been adjusted for the cessation of depreciation and amortization. The balances of UEGA and Compagas as of December 31, 2023 were settled with the closing of the operations on July 1, 2024 and September 16, 2024, respectively.

## Discontinued Operations

The revenues, costs, expenses, and cash flow movements resulting from UEGA and Compagas, disclosed as discontinued operations, are detailed in the following tables.

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| **Statements of income from discontinued operations** | **12.31.2024** | **12.31.2023** | **12.31.2024** | **12.31.2023** |
| Net operating revenue | – | – | 561,141 | 977,149 |
| Operating costs | – | – | (446,073) | (692,718) |
| **Gross profit** | – | – | **115,068** | **284,431** |
| Selling expenses | – | – | (16,261) | (11,451) |
| General and administrative expenses | – | – | (37,874) | (59,410) |
| Other operational income (expenses) | – | – | (2,374) | (14,903) |
| Equity in earnings of investees | (6,657) | 100,733 | – | – |
| | **(6,657)** | **100,733** | **(56,509)** | **(85,764)** |
| **Profit (loss) before financial results and taxes** | **(6,657)** | **100,733** | **58,559** | **198,667** |
| Financial results | – | – | (10,806) | 455 |
| **Operating profit (loss)** | **(6,657)** | **100,733** | **47,753** | **199,122** |
| Income tax and social contribution | – | – | (26,527) | (7,621) |
| **Net income (loss)** | **(6,657)** | **100,733** | **21,226** | **191,501** |
| Gain on the share sales operation | 714,742 | – | 725,778 | – |
| Income tax on sales gains | (244,395) | – | (255,433) | – |
| **Net income (loss) from discontinued operations** | **463,690** | **100,733** | **491,571** | **191,501** |
| Other comprehensive income from discontinued operations | – | 933 | – | 1,650 |
| **Comprehensive income from discontinued operations** | **463,690** | **101,666** | **491,571** | **193,151** |

The table below presents a reconciliation of the results from discontinued operations. The amounts of eliminations of intercompany costs and expenses refer mainly to UEGA's operation and maintenance services provided by Copel GET, and to the monetary restatement of dividends from Compagas and UEGA.

| | 12.31.2024 | 12.31.2023 |
|---|---|---|
| Result of discontinued operations attributed to shareholders of the parent company | 463,690 | 100,733 |
| Result of discontinued operations attributed to non-controlling shareholders | 16,539 | 67,485 |
| | **480,229** | **168,218** |
| (+) Elimination of intercompany costs/expenses | 11,342 | 23,283 |
| **Consolidated results of discontinued operations** | **491,571** | **191,501** |

| Statements of Cash Flows from discontinued operations | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| Net income (loss) | (6,557) | 100,733 | 21,226 | 191,501 |
| Adjustments to reconcile net income | 3,912 | (100,733) | 39,476 | (12,547) |
| Dividends and interest on equity received | 21,556 | 203,888 | 36,868 | – |
| Changes in assets and liabilities | – | – | (57,434) | 14,108 |
| Debentures - interest due and paid | – | – | (25,051) | (10,423) |
| Loan charges granted to related parties | 2,763 | – | 2,763 | – |
| Taxes and charges paid | – | – | (14,228) | (57,165) |
| **Cash flows from operational activities** | **21,674** | **203,888** | **3,620** | **125,474** |
| Financial investments | – | – | (111) | (144) |
| Loans granted | (14,900) | (35,000) | – | – |
| Receipt of loans granted | 49,900 | – | 49,900 | – |
| Additions to contract assets, property, plant and equipment and intangible assets | – | – | (25,559) | (35,380) |
| Receipt for alienation | 432,566 | – | 584,483 | – |
| **Cash flows from investment activities** | **467,566** | **(35,000)** | **608,713** | **(35,524)** |
| Issue of Debentures | – | – | – | 294,015 |
| Issue of loans and financing | – | – | 59,935 | – |
| Payments of principal - debentures | – | – | (55,313) | (118,437) |
| Amortization of lease liabilities | – | – | (2,338) | (3,011) |
| Dividends and interest on own capital paid | – | – | (11,940) | (95,890) |
| **Cash flows from financing activities** | – | – | **(9,656)** | **76,677** |
| **Changes in cash and cash equivalents** | **489,240** | **168,888** | **602,677** | **166,627** |

| Statements of Added Value from discontinued operations | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 12.31.2024 | 12.31.2023 | 12.31.2024 | 12.31.2023 |
| **Added value to distribute** | | | | |
| Income | – | – | 892,131 | 1,306,208 |
| (-) Supplies acquired from third parties | – | – | (841,162) | (890,567) |
| (-) Depreciation and amortization | – | – | – | (16,799) |
| (+) Transferred added value | 708,085 | 100,733 | 755,960 | 46,362 |
| | **708,085** | **100,733** | **806,929** | **445,204** |
| **Distribution of Added Value** | | | | |
| Personnel | – | – | 36,558 | 49,067 |
| Government | – | – | (16,889) | 157,256 |
| Third Parties | – | – | 40,256 | 47,380 |
| Shareholders | 708,085 | 100,733 | 747,004 | 191,501 |
| | **708,085** | **100,733** | **806,929** | **445,204** |

## 38. Subsequent events

**38.1 Divestment of Baixo Iguaçu Consortiums**

On February 21, 2025, according to Material Fact 01/25, Copel GeT has exercised its right of first refusal to acquire all shares of Geração Céu Azul S.A. ("Céu Azul"), currently owned by Neoenergia S.A., which holds a 70% stake in the Consórcio Empreendedor Baixo Iguaçu ("CEBI"), responsible for operating the Baixo Iguaçu Hydroelectric Power Plant, for an equity value of R$984 million. The acquisition commitment was formalized through adherence to the Share Purchase and Sale Agreement and Other Covenants ("CCVA 1"), which had already been negotiated between Neoenergia and the original potential buyer of this stake.

After exercising the right of first refusal, Copel GeT entered into a Share Purchase and Sale Agreement and Other Covenants with DK Holding Investments, S.R.O. ("CCVA 2"), through which Copel GeT committed to selling: (i) the entirety of the aforementioned equity interest in Céu Azul, which it will hold upon the closing of the transaction provided for in CCVA 1, and (ii) its 30% minority stake in CEBI, for an equity value of R$570 million, so that the buyer will become the indirect owner of 100% of the Baixo Iguaçu HPP. The total transaction amounts to R$1,554 million in equity value.

The transaction capitalizes on a business opportunity that creates value for Copel and optimizes its operational and administrative structure. Copel GeT received an upfront payment equivalent to 10% of the total equity value, with the remaining balance to be paid by the closing date, subject to customary adjustments for this type of transaction. The closing of transactions under CCVA 1 and CCVA 2 is conditional on the fulfillment of certain conditions precedent, which are characteristic of this type of operation.

Curitiba, February 27, 2025

DANIEL PIMENTEL SLAVIERO
Chief Executive Officer

MÁRCIA CRISTINE RIBEIRETE BAENA
Vice President of People and Management

FELIPE GUTTERRES RAMELLA
Vice President of Finance and Investors Relations

DIOGO MAC CORD DE FARIA
Vice President of Strategy, New Business and Digital Transformation

YURI MÜLLER LEDRA
Vice President of Legal and Compliance

ANDRÉ LUIZ GOMES DA SILVA
Vice President of Regulation and Market

ROBSON CARLOS NOGUEIRA
Accountant - CRC PR-047941/O-4

# COMMENT ON THE BEHAVIOR OF BUSINESS PROJECTIONS

Companhia Paranaense de Energia - Copel (B3 - Brasil, Bolsa e Balcão: CPLE3; CPLE5; CPLE6) presents the monitoring of its Investment Program projection for the period ending December 31, 2024, in comparison with the estimate disclosed in the financial statements for the fiscal year ending December 31, 2023.

| INVESTMENT PROGRAM - PERIOD ENDED DECEMBER 31, 2024 | | | |
|---|---|---|---|
| INVESTMENT PROGRAM | ACCUMULATED 4rd QUARTER* (A) | PROJECTED 2024* (B) | % (A/B) |
| Generation and Transmission [1] | 199,947 | 209,663 | 95% |
| Distribution [2] | 2,196,912 | 2,091,720 | 105% |
| Wind projects [3] | 41,229 | 55,487 | 74% |
| Other [4] | 46,288 | 75,320 | 61% |
| Grant Bonus for HPPs Foz do Areia, Segredo and Salto Caxias [5] | 4,073,915 | 4,073,915 | 100% |
| Total | 6,558,292 | 6,506,105 | 101% |

*(Amounts in R$ Thousand)

[1] Includes Bela Vista (Generation), Marumbi (Transmission), Costa Oeste (Transmission), Uirapuru (Transmission) and TDA (Generation).

[2] Includes "Transformação" Program composed by "Paraná Trifásico", "Rede Elétrica Inteligente" and "Confiabilidade Total" projects.

[3] Includes Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia, Jandaíra Energias Renováveis, Vilas Wind Complex, Aventura e Santa Rosa & Nova Mundo.

[4] Includes Holding, Copel Comercialização and Copel Serviços.

[5] Projected value considers Selic update.

# CAPITAL BUDGET PROPOSAL

In accordance with CVM Resolution No. 80/2022, the table below shows the proposed capital budget for the year 2025, approved at the 256th ordinary meeting of the Board of Directors of Companhia Paranaense de Energia, held on November 6, 2024, for subsequent resolution at the General Meeting in April 2025.

| INVESTMENT PROGRAM | R$ thousands |
|---|---|
| Generation and Transmission (a) | 464,140 |
| Distribution | 2,501,873 |
| Commercialization | 4,466 |
| Other (b) | 58,637 |
| **Subtotal** | **3,029,116** |

(a) Includes Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia, Jandaíra Energias Renováveis, Vilas Wind Complex, Aventura e Santa Rosa & Novo Mundo and Bela Vista (Generation), Marumbi (Transmission), Costa Oeste (Transmission), Uirapuru (Transmission) and FDA (Generation).

(b) Includes Holding and Copel Serviços.

| SOURCES OF FUNDS | R$ thousands |
|---|---|
| Third Party Resources | 1,969,280 |
| Profit Retention | 1,059,836 |
| **TOTAL** | **3,029,116** |

## SUPERVISORY BOARD'S OPINION

The undersigned members of the Supervisory Board of Companhia Paranaense de Energia - Copel, in accordance with their legal and statutory duties, have examined the Financial Statements for the year 2024, which comprise the balance sheet as of December 31, 2024 and the corresponding statements of income, comprehensive income, changes in equity, cash flows and value added for the year 2024, and the corresponding notes to the financial statements, as well as the Executive Board's Proposal for Allocation of Net Income for the Year 2024 and the Capital Budget Proposal for the 2025 fiscal year. The drafts were received and individually analyzed by the Supervisory Board members and previously discussed with Management. Based on the work and discussions carried out throughout the year, the analyses and interviews conducted, the follow-ups and clarifications provided by Management, the Statutory Audit Committee and the Independent Auditors with respect to internal controls, and taking into account the unqualified Independent Auditor's Report on the Individual and Consolidated Financial Statements issued by PricewaterhouseCoopers Auditores Independentes and the Statutory Audit Committee Annual Report for 2024, the Supervisory Board members are of the opinion that the Financial Statements for 2024 fiscal year, as well as the Executive Board's Proposal for Allocation of Net Income for the Year 2024, and the Capital Budget Proposal for the 2025 fiscal year, deliberated by the Board of Directors on February 27, 2025, are in a condition to be submitted to the Annual General Meeting for resolution.

Curitiba, February 27, 2025

**DEMETRIUS NICHELE MACEI**
Chairman

**FRANCISCO OLINTO VELO SCHMITT**

**FILIPE BORDALO DI LUCCIO**

# STATUTORY AUDIT COMMITTEE ANNUAL REPORT

## 1. PRESENTATION AND GENERAL INFORMATION

Copel's Statutory Audit Committee (CAE) is established in Section I of Chapter V of the Bylaws, and is composed of 03 (three) to 05 (five) members chosen by the Board of Directors, elected and dismissed by such Board, whose unified term of office shall be of 02 (two) years, reelection permitted. In order to compose the CAE, the following requirements are observed:

*I. the majority of members shall be independent pursuant to applicable legislation and regulations;*

*II. at least 01 (one) member of the Statutory Audit Committee shall have recognized professional experience in matters of corporate accounting, auditing and finance, allowing such member to be considered a financial expert according to the current legislation;*

*III. at least 01 (one) of the Committee members shall be a member of the Board of Directors;*

*IV. at least 01 (one) of the Committee members shall not be a member of the Board of Directors and shall be chosen from among market professionals of outstanding experience and technical capacity;*

*V. the Coordinator of the Committee shall be a member of the Board of Directors;*

*VI. the maximum term of office is 10 years; and*

*VII. Directors of the Company, its direct or indirect subsidiaries, parent companies, affiliates or companies under common control may not participate in the Committee.*

The characteristics, composition, operation and competences of the Committee are established in specific Internal Regulations. This Committee advises and reports to the Board of Directors, to which it is directly linked.

The main CAE duties include audit, supervision and inspection and, when applicable, presentation of recommendations on the Company's activities, ensuring the quality and completeness of the Company's financial statements; compliance with legal and regulatory requirements; the performance, independence and quality of the work of the Independent Audit firm engaged to issue an opinion on the financial statements; the performance and quality of the Internal Audit work; and for the quality and efficiency of internal control and risk management systems.

The Committee is responsible for issuing annual report, and the summary of the Audit Committee Report, prepared at the end of the year, must be published together with the financial statements. The Committee's ordinary meetings are held at least twelve times a year, according to a previously defined calendar, and there may be other special meetings whenever necessary.

The CAE has a work plan to support its activities, developed with the support of external consultants from Ernst & Young (EY), who are responsible for supporting the process of the latest revision of the document. The Committee's work plan takes into account current national and international legislation, the regulations applicable to the Company, the bylaws, the internal regulations of the body, internal regulations, and good market practices.

The structure of the CAE's 2024 Work Plan included the body's duties and a detailed schedule of meetings, containing the topics to be dealt with, the internal area responsible for supporting each topic, the activity to be carried out, and references to the Sarbanes-Oxley Act - SOx - Section 301/407, CVM Instruction 80/2022, and good governance practices; the frequency of presentation of the topics and the estimated duration for their discussion and the distribution of these topics throughout the year.CAE's 2024 Annual Work Plan covered 16 main topics, totaling 98 specific agendas, distributed over at least 12 meetings throughout the year.

The independent auditor, PricewaterhouseCoopers Auditores Independentes Ltda. (PwC), is responsible for planning and carrying out the audit of Copel Holding's financial statements and the consolidated financial statements of its wholly-owned subsidiaries (GeT, DIS, Mercado Livre, Serviços and Eólicas).

It is incumbent on the independent auditor, within the context and scope of his work, to express an opinion on the Financial Statements and whether they fairly reflect the equity and financial position of Copel Holding and the consolidated financial statements of the wholly-owned subsidiaries, in accordance with the accounting practices adopted in Brazil, the Brazilian corporate legislation, the rules of the Brazilian Securities and Exchange Commission (CVM), which have already been adapted to international accounting standards. The internal control environment of Copel Holding and its wholly-owned subsidiaries is also evaluated by PwC, since they are subject to the Sarbanes-Oxley Act – SOx.

Also in the context of internal controls, the Governance, Risk and Compliance (DRC), acting as a second line of defense, works on the design of controls with the management bodies, the first line of defense. Subsequently, the DRC is responsible for testing the design of internal controls. The Internal Audit (AUD) team, as the third line of defense, tests internal controls regarding their efficiency and effectiveness.

CAE prepares, annually, the Statutory Audit Committee Report, containing the following information: (i) its activities, findings, conclusions and recommendations in the period, including analysis of the effectiveness of such activities; (ii) an evaluation of the effectiveness of internal control and risk management systems, and records any weaknesses; (iii) a description of the recommendations presented to the boards, and records those not complied with and any justification; (iv) an evaluation of the effectiveness of the work of the independent audit firm and the Internal Audit team, verifies compliance with legislation, the Company's regulations and internal standards, and records any weaknesses; and (v) an evaluation of the financial statements, with emphasis on the application of the accounting practices adopted in Brazil and abroad, in addition to compliance with standards issued by regulatory agencies, and records any differences and weaknesses.

## 2. HISTÓRICO DA COMPOSIÇÃO DO COMITÊ

Initially created for the Company to comply with the requirements of the Sarbanes-Oxley Act - SOx, which regulates the activities of publicly traded companies with shares traded on the NYSE stock exchange in the United States, the Audit Committee, linked to the Board of Directors, has been in operation since May 2005. With the amendment of the Company's Bylaws, approved at the 195th Special General Shareholder Meeting (SGM) held on June 7, 2017, the Committee was renamed the Statutory Audit Committee (CAE).

On March 3, 2021, with the amendment of Copel Bylaws, approved by the 201st Special General Shareholder Meeting, the Statutory Audit Committee changed to allow the participation of between 03 (three) and 05 (five) members.

On July 10, 2023, the statutory reform was approved by the 207th SGM, and maintained the composition of the CAE, provided that: (i) most of the members meet the independence criteria under applicable legislation; (ii) at least 01 (one) member has recognized professional experience in corporate accounting, auditing and finance matters, which characterizes such member as a "financial expert" under the terms of current legislation; (iii) at least 01 (one) of the members is a member of the Board of Directors; (iv) at least 01 (one) external member is chosen from among market professionals of notorious experience and technical capacity; (v) the Coordinator of the Committee is a member of the Board of Directors; (vi) the maximum term of office is of 10 years; and (vii) the participation of directors of the company, its direct or indirect subsidiaries, parent company, affiliates or companies under common control in the Committee is prohibited.

In 2024, the Committee had the following composition, elected for the 2023/2025 term of office: Carlos Biedermann (as Coordinator and financial expert), Pedro Franco Sales (elected as a member at the 250th Ordinary Meeting of the Board of Directors, to complete the 2023/2025 term of office) and Luiz Cláudio Maia Vieira (as external member), all independent members, in accordance with applicable legislation and regulations, and who meet the independence requirements imposed by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

Considering the need of the Statutory Audit Committee - CAE, for assistance in the performance of its duties, a Company professional is appointed as Copel CAE Advisor. As of November 6, 2020, as deliberated at the 226th CAE Meeting, the professional Adilson Dvulathca (Copel registration 49.438) has acted as Copel CAE Advisor (Memorandum Circular No. 058/2020, dated November 10, 2020).

## 3. SUMMARY OF ACTIVITIES IN 2024

### 3.1. MEETINGS HELD AND MAIN CHARACTERISTICS

The agenda of the meetings held in 2024 was based on the work plan prepared by the Statutory Audit Committee, which indicated the following matters to be discussed by the Committee over the year: analysis of accounting information; independent audit; whistleblowing channel and Ethics Committee; training; compliance; hiring/consulting; internal controls, internal audit and financial statements; debriefing; disclosure; finance and financial statements; risk management; budget; other extraordinary matters (Cybersecurity, annual meeting calendar, GDPL and continuous improvement); related parties; CAE internal rules and Copel's internal regulations related to CAE.

In the period from January 1 to December 31, 2024, 13 meetings of Copel´s Statutory Audit Committee were held, which addressed 118 agenda items, involving members of the Company's Board of Directors, Superintendents, Internal Auditors and Independent Auditors.

The decisions taken and the recommendations made by the CAE were duly recorded in the minutes. The main topics discussed during the meetings were reported, monthly, at the ordinary meetings of the Board of Directors, detailing the activities and recommendations addressed to the different areas of the Company and its wholly-owned subsidiaries and associates, as well as the discussions and the findings regarding monitoring of the Internal Auditor and Independent Auditor activities. These reports were summarized in the minutes of the Board of Directors meeting.

**AGENDA ITEMS BY SUBJECT:**

The scope of the items addressed by Copel's CAE in 2024 is summarized in the graph below:


16
18
14
8
20
3
12
6
6
4
8
3
Appreciation of financial statements and management report
CAE subects
Finance and financial statements
Independent Audit
Internal Audit, Fundação Copel, Internal Controls and Financial Statements
Debriefing
Risk management
Related parties
Whistleblowing Channel and Ethics Committee
Other
Compliance
Disclosure

### 3.2. INDEPENDENT AUDIT

During 2024, CAE meetings included eight agendas with the participation of the Independent Audit. These agendas encompassed a range of topics, including the Independent Auditor's progress on Form 20-F, the Independent Auditor's 2024 work planning, a presentation on the Financial Statements and internal controls, an analysis of significant issues addressed by the Independent Auditor, and the monitoring of action plans and projects to address deficiencies identified by the Independent Auditor during the 2024 period.

The Committee assesses the volume and quality of the information provided, which supports its opinion on the adequacy and integrity of internal control systems and financial statements, as satisfactory. No situations were identified that could affect the objectivity and independence of the independent auditors. As a result, the Statutory Audit Committee evaluates the coverage and quality of the work performed by the Independent Audit, regarding the financial statements for the fiscal year ended December 31, 2024, as adequate.

Monthly, the decisions taken on matters related to independent audit are monitored by the Committee.

### 3.3. DEMONSTRAÇÕES CONTÁBEIS e RELATÓRIO DA ADMINISTRAÇÃO

During the course of 2024, the Financial Statements and the Management Report were examined by the Board of Directors, totaling 16 agendas, which dealt with the analysis and recommendation for approval of the Annual Management Report and the Financial Statements for the financial year 2023; the preliminary review of the Interim Financial Statements - 1st, 2nd and 3rd Quarters of 2024; the Board of Directors' Proposal for the Allocation of Net Income for the Financial Year 2023 and for the Payment of Participation in relation to Integration between Capital and Labor and Incentives for Productivity.

The analysis and recommendation as to the Annual Management Report and Financial Statements for fiscal year 2024, of the Executive Board's Proposal for allocation of net income and for profit sharing, took place at the meeting held in February 2025, after the conclusion of the discussions with the Independent Auditors about the results of their work, which include the Key Audit Matters described in their report, the conclusions about the audit of the financial statements, the discussion of the accounting practices adopted, internal controls, the Brazilian Corporate Law, as well as other applicable rules.

The members of the Statutory Audit Committee, in the exercise of their legal attributions and responsibilities, have examined and analyzed the financial statements of Copel (Holding) and the consolidated financial statements of its wholly-owned and other subsidiaries, together with the Independent Auditors' Report and the Annual Management Report for the fiscal year ended December 31, 2024. Considering all the analyses, studies and debates carried out during the meetings and the follow-up and supervision work performed by the CAE - previously described herein in summary form - as well as in view of the information provided by the Company's Management and by PricewaterhouseCoopers Auditores Independentes Ltda. (PwC), the members of the Statutory Audit Committee consider that all relevant facts are adequately disclosed in the audited Financial Statements as at December 31, 2024, in the 2024 Annual Report, and recommend their approval by the Board of Directors.

### 3.4. INTERNAL AUDIT

In 2024, 11 agenda items were discussed with the Internal Audit, in meetings of the Statutory Audit Committee. During this period, the Committee monitored the activities of the Internal Audit, checking its recommendations and of the Annual Report of Internal Audit Activities – RAINT 2023; Internal Audit Work Plan - PAINT 2024; hiring consultancy services to support the Internal Audit and was made aware of the evaluation of the Internal Audit on Risk Management in the Company and on the work related to the Sarbanes-Oxley Act - SOx.

At the 301th Meeting, on June 10, 2024, Fundação Copel de Previdência e Assistência Social presented information about the Pension Plans sponsored by Copel and managed by Fundação Copel. Additionally, the Copel Foundation presented information at the 302nd Meeting on September 7, 2024, and at the 305th Meeting on August 10, 2024.

The Committee assesses the volume and quality of the information provided, which supports its opinion on the adequacy and integrity of internal control systems and financial statements, as satisfactory. No situations were identified that may affect the objectivity and independence of the Independent Audit. As a result, the Statutory Audit Committee positively assesses the coverage and quality of the work performed by the Internal Audit team, concerning the financial statements for the fiscal year ended December 31, 2024.

Monthly, the decisions taken on matters related to internal auditing are monitored by the Committee.

### 3.5. INTERNAL CONTROL SYSTEMS

In 2024, 6 agenda items regarding internal controls were considered in meetings of the Statutory Audit Committee. During this period, the Committee received a report on the work related to internal controls; as well as an update on audit status, from PwC, regarding these Internal Controls. At the 300th Meeting, held on May 7, 2024, a decision was made to review the materiality used by the Company's Management to establish corporate processes for analyzing, reviewing, and updating documentation on risks and internal controls, in compliance with Sarbanes-Oxley.

The methodology adopted by the Company for the analysis of internal controls is in line with the structure of the Internal Control - Integrated Framework, defined by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the Sarbanes-Oxley Act - SOx. The Company's management is responsible for the implementation of policies, procedures, processes and practices of internal controls that allow the safeguard of assets, timely recognition of liabilities, adherence to rules as well as the integrity and accuracy of information. The Internal Audit team is responsible for assessing the degree to which all areas of the Company comply with the internal control procedures and practices and that these are effectively applied.

The CAE also encouraged and validated the creation of control instruments (Internal Policies, Administrative Rules, among others) to ensure the smooth running of the Company's activities, including those of its subsidiaries and associates.

Although the issue has been dealt with in specific items, it continues to permeate other items of the Committee work agenda, having been discussed at length during the year by the CAE members. Monthly, the decisions taken on matters related to internal control systems are monitored.

### 3.6. OMBUDSMAN AND WHISTLEBLOWING

In 2024, the Statutory Audit Committee addressed six agenda items related to the Whistleblowing Channel, Ethics Committee, Code of Conduct, and other pertinent matters. These items included the monitoring of the Whistleblowing Channel and the subsequent review of the reports received by the Channel during specific meetings when necessary.

On a quarterly basis, the Whistleblowing Channel monitoring is presented to the CAE by the board responsible for the Compliance area and, periodically, the Internal Audit team presents the findings related to the complaints received.

Monthly, the decisions taken on matters related to the ombudsman and whistleblowing channel are monitored by the Committee.

### 3.7. RISK MANAGEMENT AND MONITORING

In 2024, 12 Risks Management and Monitoring agenda items were discussed in meetings of the Statutory Audit Committee. These agendas encompassed the reporting of risk management work and the review of corporate and wholly-owned subsidiary strategic risks.

O CAE, com o intuito de reforçar a qualidade da gestão de riscos, analisa mensalmente, em pauta específica, um risco estratégico da Companhia. Como exemplo, em 2024 alguns dos riscos analisados em agenda específica foram Proteção de Dados – LGPD, Regulatório, Cibersegurança, Barragens, Inteligência Artificial, Mudanças Climáticas e Comercialização de Energia.

The CAE has established a monthly review process for the company's strategic risk management, with involves an analysis of key risks, including those related to data protection (LGPD), regulations, cybersecurity, dams, artificial intelligence, climate change, and energy trading. This approach is intended to enhance the quality and effectiveness of risk management within the organization.

Monthly, the decisions taken on matters related to risk management and monitoring are monitored by the Committee.

### 3.8.RELATED-PARTY TRANSACTIONS

One of the duties of the Statutory Audit Committee is to "assess and monitor, on a quarterly basis or as the case may be, in conjunction with management and Internal Audit, the appropriateness of transactions with related parties in accordance with the related-party transaction policy and the risk management policy."

In 2024, 6 agenda items regarding related-party transactions were addressed at CAE meetings.

Monthly, the decisions taken on matters concerning related parties transactions are monitored by the Committee.

### 3.9. OTHER ACTIVITIES

In addition to the mentioned activities, the Statutory Audit Committee discussed other agenda items in regular meetings related to the matters already indicated in this report and other matters indicated in the CAE work plan which are compliance; debriefing; disclosure; finance and financial statements; monitoring of decisions; budget; and CAE independence regulations. Furthermore, other matters indicated were also considered, when applicable, together with the other agenda items mentioned earlier in this report.

As part of its 2024 program, the Statutory Audit Committee discussed its work plan and analyzed the results of the Committee performance evaluations.

## 4. STATUTORY AUDIT COMMITTEE COMMUNICATION

### 4.1. BOARD OF DIRECTORS

The Statutory Audit Committee reports its activities monthly at the ordinary meetings of the Board of Directors, presenting the matters discussed, its position and requests made to the various areas of the Company. In specific resolutions, the Statutory Audit Committee issues a notice to the Board of Directors, with its position and recommendations.

### 4.2. SENIOR MANAGEMENT - EXECUTIVE BOARD AND SUPERINTENDENTS

For all meetings of the Statutory Audit Committee, the Boards involved in the topics to be discussed are invited and recommend participation of the Superintendents of the areas responsible for the items to be addressed. In addition, the Superintendences, through their Boards, also propose items for presentation to the Statutory Audit Committee, as regards the competences of this Committee, particularly those matters that will be submitted for consideration and decision by the Board of Directors

## 5. RECOMMENDATIONS TO THE EXECUTIVE BOARD

- **Climate change**

The Members of the Statutory Audit Committee have asked the Governance, Risk and Compliance Board to keep the climate change action plans updated to deal with the severity of current weather events and the possible impacts of these events on the Company's business, and to present them to the Company's Board of Directors.

- **Cybersecurity**

The members of the Statutory Audit Committee have requested that the company's internal audit include an automated cybersecurity test in the planning of activities.

Additionally, the members of the Statutory Audit Committee have requested details of the action plans relating to cybersecurity risk for the then Corporate Management Board upon the presentation of the results of the internal audit work. The Vice-President for Strategy, New Business, and Digital Transformation is currently responsible for this topic.

- **Dam Monitoring**

The Statutory Audit Committee has requested that the wholly-owned subsidiary Copel Geração e Transmissão S.A. maintain current information regarding its dam monitoring and safety measures, taking into account the severity of the current weather events and their potential impact on the Company's operations.

- **Hiring services to support the Internal Audit, Internal Controls, Accounting Consultancy, and Actuarial Report**

The Statutory Audit Committee was involved in the contracting process for the provision of services to support the Company in the areas of Internal Audit, Internal Controls, Accounting Consultancy, and the issue of an Actuarial Report. In accordance with its statutory duties, the CAE carried out technical interviews with competing companies and issued recommendations to management as part of the contracting process.

- **Disclosure of financially material sustainability information in the Financial Statements — IFRS S1 and S2**

The members of the Statutory Audit Committee have requested that the Company's management provide a diagnosis of the procedures carried out in the project to disclose financially material sustainability issues in Copel's Financial Statements (IFRS S1 and S2).

- **Request for Information on Audit Contracts Signed by Management**

Members of the Statutory Audit Committee have inquired to Internal Audit for details of the contracts signed by the company with auditing firms. The details include historical information for the period from 2016 to 2023, resulting from bidding procedures. The CAE has presented its considerations and recommendations to management, considering the new legal nature of the Company.

- **Independent Audit Annual Work Plan**

The Members of the Statutory Audit Committee have reviewed the Annual Work Plan of the Independent Audit, which was presented by PricewaterhouseCoopers Auditores Independentes Ltda. (PwC).

In December 2023, the replacement of the independent audit was authorized for PricewaterhouseCoopers Auditores Independentes (PwC), which began its activities from the review of the quarterly information ("ITRs") for the first quarter of the 2024 financial year.

The Committee has stated that it has requested various measures from the Company's Executive Board, including the strengthening of the internal control systems of Copel and its wholly-owned subsidiaries, the follow-up and monitoring of the deficiencies pointed out by the external audit and the recommendations made by the internal audit and the internal control and compliance areas, among other measures that can be seen in the minutes of the Committee's meetings.

## 6. CONCLUSIONS AND RECOMMENDATIONS TO THE BOARD OF DIRECTORS

The members of the Statutory Audit Committee, in the exercise of their legal duties and responsibilities, have examined and analyzed the Financial Statements of the Company - Copel (Holding) and the consolidated financial statements of its wholly-owned and controlled subsidiaries, together with the Independent Auditors' Report and the Annual Management Report for the fiscal year ending December 31, 2024. Considering all analyses, studies, and debates carried out in the course of the meetings and the monitoring and supervision work carried out by the CAE, previously described here in summary form, as well as the information provided by the Company's Management and by PricewaterhouseCoopers Auditores Independentes Ltda. (PwC), the members of the Statutory Audit Committee believe that all material facts are adequately disclosed in the audited Financial Statements for December 31, 2024, in the Annual Report 2024, recommending their approval by the Board of Directors.

Curitiba, February 26, 2025.

**CARLOS BIEDERMANN**

Chairman and Financial Specialist

**PEDRO FRANCO SALES**

Member

**LUIZ CLAUDIO MAIA VIEIRA**

External Member

# STATEMENT

By this document, the Executive Board members of Companhia Paranaense de Energia - Copel, publicly held company, with registered office at José Izidoro Biazetto, 158, Mossunguê, Curitiba - PR, enrolled in the National Registry of Legal Entities (CNPJ) No. 76.483.817/0001-20, of the provisions of CVM Ruling No. 80/2022, for the purpose state that:

(i) We have reviewed and discussed and agree with the opinions expressed in the audit report of PricewaterhouseCoopers Auditores Independentes Ltda. related to the financial statements of Copel of December 31, 2024; and

(ii) We have reviewed and discussed and agree with the financial statements of Copel of December 31, 2024.

In witness whereof, we sign this document.

Curitiba, February 27, 2025

DANIEL PIMENTEL SLAVIERO
Chief Executive Officer

MÁRCIA CRISTINE RIBEIRETE BAENA
Vice President of People and Management

FELIPE GUTTERRES RAMELLA
Vice President of Finance and Investors Relations

DIOGO MAC CORD DE FARIA
Vice President of Strategy, New Business and Digital Transformation

YURI MÜLLER LEDRA
Vice President of Legal and Compliance

ANDRÉ LUIZ GOMES DA SILVA
Vice President of Regulation and Market

(A free translation of the original in Portuguese)

# *Independent auditor's report*

To the Board of Directors and Stockholders
Companhia Paranaense de Energia

## Opinion

We have audited the accompanying parent company financial statements of Companhia Paranaense de Energia (the "Company"), which comprise the balance sheet as at December 31, 2024 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of Companhia Paranaense de Energia and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2024 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and of the Company and its subsidiaries as at December 31, 2024, and the financial performance and the cash flows for the year then ended, as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)) (currently described as "IFRS Accounting Standards" by the IFRS Foundation).

## Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

pwc

## Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.


Matters
Why it is a Key Audit
How the matter was

### Why it is a Key Audit Matter

#### Renewal of Generation Concession Contracts (Notes 1 and 16.2)

In November 2024, the Company made a grant bonus payment of R$ 4,073,915 thousand (Consolidated), relating to the renewal of the concessions for three hydroelectric plants for a new period of 30 years. The respective assets began to be depreciated and/or amortized on a straight-line basis over the useful life established by ANEEL, limited to the expiration of the concession contract, assuming no residual value.

This was considered one of the key audit matters due to the significance of the amounts involved and the judgments required of management to evaluate the contractual and regulatory aspects of the renewal.

### How the matter was addressed in the audit

Our audit procedures included, among others:

- Meetings with the Company's management to discuss and gain an understanding of the matter and the accounting treatment adopted by the Company including the relevant internal controls.
- With the support of our specialists, we reviewed the concession contracts, as well as the internal memorandum evaluating the regulatory and accounting aspects prepared by management, to assess the terms, conditions, and renewal periods.
- We compared the values of the grant bonuses with the accounting records and the respective proofs of payment.
- Finally, we reviewed the disclosures made in the financial statements.

Based on our audit procedures, we consider that management's criteria and judgments adopted in measuring the effects of the generation concession contract renewal to be reasonable and the disclosures in the notes consistent with the information obtained in our audit.

pwc

| Why it is a Key Audit Matter | How the matter was addressed in the audit |
|---|---|

## Provisions for Legal Claims and Contingent Liabilities (Notes 4.10 e 26)

The Company and its subsidiaries are party to judicial and administrative proceedings of a civil, regulatory, tax, and labor nature, for which management records a provision when it considers that the risk of losses are probable, but limits these to disclosures in the explanatory notes when the risk of expected losses are only assessed as being possible. The loss estimates involve critical judgments by management, which depend on future events that are not under management's control. The final outcomes from the various proceedings in various jurisdictions may have outcomes different from those estimated or expected by management under the advice of its legal counsel. Changes in case law may also affect management's estimates in the future.

This was treated as a key audit matter due to the significance of the amounts involved and the judgments required by management.

Our audit procedures included, among others:

- Understanding and evaluating management's relevant internal controls for the identification, assessment, measurement, and disclosure of provisions and contingent liabilities.
- With the support of our specialists, for selected significant lawsuits, assessing the reasonableness of the prognosis made by management under the advice of the Company's legal counsel, as well as the legal arguments and the existence of relevant case law, when applicable.
- Obtaining confirmations directly from internal and external legal advisors who represent the Company and its subsidiaries in the related matters, to gather information regarding their prognosis, assess the completeness of information, and quantification of amounts estimated as possible or probable losses.
- Analyzing the changes in the provision account and contingencies throughout the period to identify changes.
- Review of the disclosures made in the financial statements.

We consider that the judgments and assumptions used by management in determining the provision, as well as the disclosures regarding contingent liabilities, to be consistent with the information obtained during our audit.

pwc

| Why it is a Key Audit Matter | How the matter was addressed in the audit |
|---|---|
| **Unbilled recognition of revenue from electricity distribution to final customers and distributors. (Notes 4.11, 7 e 28)** | |
| Sales revenue of electric energy to final customers and the use of the main distribution grid is recognized monthly based on energy consumed. The subsidiary Copel Distribuição S.A. takes readings of meters for its customers to measure the consumption on a regular basis. Depending on the scheduling of readings, some of the energy distributed may not have all been billed at the end of each month. This requires management to estimate usage since the last invoice taking into account contracted energy and seasonality in the month. This estimate to December 31, 2024, amounted to R$ 930,801 thousand (Consolidated).<br><br>The recognition of unbilled revenue is based on historical data, sourced primarily through computerized systems, such as the volume of energy supply and availability consumption recorded in the month, as well as the methods and key assumptions used to estimate unbilled revenues.<br><br>Due to the complexity of obtaining the data and the assumptions used which rely on judgments by management for measuring unbilled revenue, we considered this as a key audit matter. | Our audit procedures included, among others:<br><br>• The evaluation of the design, implementation, and effectiveness of internal controls related to the determination of the amount of the electric sales to final customers and use of the main distribution grid, whether billed or unbilled. We also involved our information technology specialists to assess the systems and computerized environment used in determining the recorded balances.<br><br>• For revenue transaction tests, on a sample basis, we compared the recognized amounts with supporting documentation, recalculated the mathematical accuracy of the recognized revenue, and verified its subsequent receipt.<br><br>• We assessed the appropriateness and consistency of the method used by management and compared subsequent actual revenue with the historical estimates provided by management.<br><br>• We evaluated the key assumptions and data used in determining the estimate of unbilled revenue, considering management's ability to estimate unbilled revenue accurately.<br><br>• We also reviewed the disclosures made in the financial statements.<br><br>Based on our audit procedures, we consider, we consider that the criteria and assumptions adopted by the Company's management for measuring the estimate of unbilled revenue to be reasonable and consistent with the data and information obtained. |

## Other matters

### Statements of Value Added

The parent company and consolidated Statements of Value Added for the year ended December 31, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS Accounting Standards purposes, were submitted to audit procedures performed in conjunction with the audit of the Company's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

### Prior-year information

The original financial statements of the Company for the year ended December 31, 2023, were audited by another firm of auditors whose report, dated February 29, 2024, expressed an unmodified opinion on those statements

## Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

## Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Company and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

## Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Companhia Paranaense de Energia

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries, as a whole, to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Curitiba, February 27, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/F-6

Guilherme Naves Valle
Contador CRC 1MG070614/O-5